5/12

04030071

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DBS Group Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FILE NO. 82- 3172 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/13/04


星展銀行 DBS

94

AR/S

ARS
12-31-03

2003 | DBS GROUP HOLDINGS LTD ANNUAL REPORT

DBS

CORPORATE INFORMATION

Management Committee
Jackson Tai, *Vice Chairman & CEO*

Frank Wong, *Vice Chairman, DBS Bank Chairman, DBS Bank (Hong Kong) Ltd*

Jeanette Wong, *Chief Financial Officer*

David Lau, *Managing Director & Head Global Treasury*

Eric Ang, *Managing Director & Joint Head, Investment Banking Group*

Rajan Raju, *Managing Director & Head, South and Southeast Asia*

Steve Ingram, *Managing Director, Head of Technology and Operations, Group Chief Information Officer*

S Dhanabalan, *Advisor*

Susan Ho, *Principal Secretary*

Policy Committee
Jackson Tai, *Chairman*
Frank Wong
Jeanette Wong
Alfred John Mitchell
Brent Nelson Smith
Chan Tak Kin
Ching Sok Hui
David Lau
Eric Ang
Elsie Foh
Edmund Koh
Greg Seow
Hong Tuck Kun
Rajan Raju
Randy Sullivan
Steve Ingram
Wong Ban Suan

S Dhanabalan, *Advisor*

DBSH Board of Directors
S Dhanabalan, *Chairman*
Jackson Tai, *CEO & Vice-Chairman*
Frank Wong Kwong Shing
Bernard Chen Tien Lap
Fock Siew Wah
Gail D Fosler
Kwa Chong Seng
Moses Lee Kim Poo
Leung Chun Ying
Narayana Murthy
Peter Ong Boon Kwee
John A Ross
Thean Lip Ping
Yeo Ning Hong

Audit Committee
Bernard Chen Tien Lap, *Chairman*
Moses Lee Kim Poo
Peter Ong Boon Kwee

Board Risk Management Committee
Fock Siew Wah, *Chairman*
Bernard Chen Tien Lap
Kwa Chong Seng
Peter Ong Boon Kwee
John A Ross

Compensation Committee
Thean Lip Ping, *Chairman*
S Dhanabalan
Fock Siew Wah
Leung Chun Ying
Yeo Ning Hong

Executive Committee
S Dhanabalan, *Chairman*
Jackson Tai
Frank Wong Kwong Shing
Bernard Chen Tien Lap
Fock Siew Wah
Kwa Chong Seng

Nominating Committee
Bernard Chen Tien Lap, *Chairman*
S Dhanabalan
Gail D Fosler
Leung Chun Ying
Thean Lip Ping
Yeo Ning Hong

Group Secretary
Heng Lee Cheng

Registrar
Barbinder & Co. Pte Ltd
8 Cross Street #11-00
PWC Building
Singapore 048424
Tel: 65-6236 3333
Fax: 65-6236 4399

Auditors
Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01
Ocean Building
Singapore 049315

Fang Ai Lian
Partner-in-charge of the audit
Date of Appointment: April 21, 2003

Registered Office
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65-6878 8888
Fax: 65-6445 1267
Email: dbs@dbs.com
Website: www.dbs.com

CONTENTS

PERFORMANCE AT A GLANCE

FINANCIAL SUMMARY – DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

	2003	2002[1]	2001
PROFIT AND LOSS ($ millions)			
Operating profit	**1,386**	1,473	1,291
Net profit attributable to members (NPAM)	**1,025**	1,097	997
NPAM excluding goodwill amortisation	**1,455**	1,375	1,130
BALANCE SHEET ($ millions)			
Total assets	**159,595**	149,445	151,462
Customer loans	**64,335**	60,709	68,208
Customer deposits	**108,041**	101,315	106,771
Total shareholders' funds	**14,896**	14,237	13,613
PER ORDINARY SHARE ($)			
Basic earnings	**0.68**	0.74	0.78
Basic earnings excluding goodwill amortisation	**0.98**	0.93	0.89
Gross dividend	**0.30**	0.30	0.30
Net assets backing	**9.75**	9.30	8.98
SELECTED RATIOS (%)			
Return on average total shareholders' funds	**7.04**	7.94	8.81
Return on average total shareholders' funds (excluding goodwill amortisation)	**9.99**	9.95	9.99
Operating expenses as % of income before operating expenses	**43.9**	44.6	48.9
Capital adequacy			
Tier I	**10.5**	10.3	12.2
Total	**15.1**	15.5	17.4

[1] Figures for 2002 have been restated to reflect the changes in accounting policy as detailed in Note 2.2 to the financial statements.

FINANCIAL HIGHLIGHTS

GROUP NET PROFIT ATTRIBUTABLE TO MEMBERS


($ millions)
$1,072
$1,389
$997
$1,097
$1,025
1999
2000
2001
2002¹
2003

● 2003: $1,025 million (-6.6%)
2002[1]: $1,097 million

GROUP INCOME BEFORE OPERATING EXPENSES & RATIO OF OPERATING EXPENSES TO INCOME BEFORE OPERATING EXPENSES


($ millions)
$3,029
$2,931
$3,532
$4,146
$4,198
35.2%
42.5%
48.9%
44.6%
43.9%
1999
2000
2001
2002¹
2003

● Income Before Operating Expenses
2003: $4,198 million (+1.3%)
2002[1]: $4,146 million

○ Ratio of Operating Expenses to Income Before Operating Expenses*
2003: 43.9% (-0.7 percentage points)
2002[1]: 44.6%

* Excluding goodwill amortisation

GROUP NET INTEREST INCOME AND NON-INTEREST INCOME


($ millions)
$2,035
$2,039
$2,257
$2,645
$2,375
$994
$892
$1,275
$1,501
$1,823
1999
2000
2001
2002¹
2003

● Net Interest Income
2003: $2,375 million (-10.2%)
2002[1]: $2,645 million

○ Non-Interest Income
2003: $1,823 million (+21.5%)
2002[1]: $1,501 million

GROUP TOTAL SHAREHOLDERS' FUNDS AND RETURN ON AVERAGE TOTAL SHAREHOLDERS' FUNDS (ROE)


($ billions)
$10.9
$10.5
$13.6
$14.2
$14.9
10.35%
12.89%
9.99%
9.95%
9.99%
1999
2000
2001
2002¹
2003

● Total Shareholders' Funds
2003: $14.9 billion (+4.9%)
2002[1]: $14.2 billion

○ ROE*
2003: 9.99% (+0.04 percentage points)
2002[1]: 9.95%

* Excluding goodwill amortisation

GROUP TOTAL ASSETS AND RETURN ON AVERAGE TOTAL ASSETS (ROA)


($ billions)
$106.5
$111.2
$151.5
$149.4
$159.6
1.04%
1.28%
0.86%
0.91%
0.94%
1999
2000
2001
2002¹
2003

● Total Assets
2003: $159.6 billion (+6.8%)
2002[1]: $149.4 billion

○ ROA*
2003: 0.94% (+0.03 percentage points)
2002[1]: 0.91%

* Excluding goodwill amortisation

CAPITAL ADEQUACY RATIO (CAR)


(%)
19.2
18.9
17.4
15.5
15.1
15.7
14.4
12.2
10.3
10.5
1999
2000
2001
2002¹
2003

● Total (Tier I & II)
2003: 15.1%
2002[1]: 15.5%

○ Tier I
2003: 10.5%
2002[1]: 10.3%

[1] Figures for 2002 have been restated to reflect the changes in accounting policy as detailed in Note 2.2 to the financial statements.

CHAIRMAN'S STATEMENT



S DHANABALAN
CHAIRMAN

DBS FACED MANY CHALLENGES IN THE FIRST HALF OF 2003, BUT REBOUNDED IN THE SECOND HALF OF THE YEAR WITH SIGNS OF A PRONOUNCED UPTURN ACROSS MOST OF ITS BUSINESSES.

In the first half of the year, DBS was directly affected by SARS when two of our employees in Hong Kong were infected with the disease and family members were quarantined. DBS was among the first in Asia to implement business contingency plans. We separated units to backup locations to protect our staff and continue operations. I am pleased that as we handled the internal processes to cope with SARS, we also reached out to our health workers in Singapore and Hong Kong by offering them special services to meet their banking needs during the crisis. DBS' employees also made personal donations that were matched by the bank to provide assistance to those who became ill and to aid the universities in their research on the SARS virus.

To my great relief, our SARS affected employees recovered and all our staff and their family members were able to put that stressful period behind and move forward.

Regional Focus

DBS achieved a solid rebound from the adverse market environment in the first half of 2003. I am encouraged that our staff demonstrated partnership and teamwork in adversity and responded well to the challenges. We see clear evidence of that teamwork in our second half performance. We are thinking and acting more like a regional organisation and increasingly, our clients are turning to us to service their financial needs outside of Singapore.

In consumer banking, we achieved record sales in distributing our treasury structured products to our Singapore and Hong Kong clients. Our investment product sales in Hong Kong were so strong that total sales surpassed Singapore, where we have maintained a commanding market leadership. We also announced a consumer finance joint venture in Thailand that leverages our credit card and unsecured credit platform, allowing us to tap into the more than 12 million customer base of the affiliate of our joint venture partner, Shin Corporation.

We completed the legal merger and rebranding of our Hong Kong subsidiaries on July 21, 2003. We had already integrated the management, businesses, back offices and systems of our Hong Kong operations in 2002. With the completion of the merger, we now present ourselves as one banking group to our customers. Though the "DBS" name was virtually an unrecognised brand in Hong Kong a few years ago, it is now becoming a name that carries the promise of a certain level of service.

A stronger regional focus contributed to a satisfactory year for DBS' investment banking and treasury and markets businesses. We won some high-profile mandates in competition against global banks in structured finance, securitisation and loan syndication activities. We extended our loans syndication capabilities to Hong Kong, China, Korea, Thailand, Indonesia and Malaysia, and brought our Real Estate Investment Trust product structuring and distribution capabilities to Hong Kong and Thailand.

Financial Review

In the year ended December 31, 2003, Group net profit was $1.03 billion, down 7% from 2002. The decline was mainly due to changes in accounting policy for the classification and valuation of

DBS OFFERS A FULL RANGE OF BANKING SERVICES FOR CONSUMERS, SMES AND MAJOR CORPORATIONS IN THAILAND AND HONG KONG.





trading and investment securities. Without the changes, net profit stayed flat compared to the previous year. I am disappointed we did not achieve net profit growth for the full year but I am encouraged by the pick-up in performance in the second half of the year.

The key underlying profit drivers were improved moderately during the year. Operating income grew to an all time high of $4.2 billion and expenses declined to $1.8 billion.

I am also pleased that DBS Hong Kong operations achieved net profit growth of 33% to $440 million. Most performance ratios of DBS Bank (Hong Kong) were stronger than the Group as a whole. We are pleased with the synergies achieved from the streamlining of branches and staff that have resulted in new revenue opportunities in wealth management sales and better operating efficiency .

We continue to sharpen our competitive edge and to enhance our capacity to innovate and provide memorable service to our customers. We continue to address how best to deploy our pool of excess funds to higher earning assets, and how to efficiently allocate capital to different businesses while judiciously balancing risk with reward. Finally, we continue to control our costs as we invest appropriately and responsibly for growth.

Shareholder Returns

In the first half, DBS' share price appreciated by a modest 1%, underperforming the Straits Times Index by 11%. But in the second half of the year, DBS' share price increased by 41%, outperforming the Straits Times Index by 20%.

DBS declared an interim dividend at $0.14 per share and a final dividend of $0.16 per share, making a total payout ratio of 36%.

Governance

Ernst & Young was appointed the new external auditors at the Annual General Meeting in April 2003, after an overlapping transition with our previous auditors, PricewaterhouseCoopers. DBS changed external auditors two years earlier than required by our regulators, the Monetary Authority of Singapore. With corporate governance in the public spotlight, we are pleased to have accelerated the change in auditors and to have had two outside parties scrutinise our books, procedures and operations .

During the year, we also instituted formal Board assessments. While this process is still new, our aim is to improve the effectiveness of our Board oversight, our Board committees, and to improve our ability to deliver on our fiduciary responsibilities to shareholders.

Prospects for 2004

The progress of our businesses in the second half of 2003 is significant enough that we believe this economic recovery is not transient. But we are still in the early stages and there remain risks of global events that can set back the progress made.

For our key markets of Hong Kong and Singapore, we believe that GDP growth, loan growth, interest rates, unemployment, bankruptcy rates and the property markets are likely to see modest improvements from the troughs in 2003.

Acknowledgements

I would like to express my appreciation to the Board for providing strategic guidance and governance oversight to DBS. I would especially like to thank the two Board members who retired this year. Vice Chairman, Ng Kee Choe, retired this year from both management and the Board after more than 30 years of exceptional service, and Tommy Koh, retired from the DBS board after nine years of service. I am immensely grateful to them for their wise counsel and guidance.

We also welcomed three new Board members: Kwa Chong Seng, Chairman and Managing Director, Exxon Mobil Asia-Pacific, N R Narayana Murthy, Chairman of Infosys Technologies Ltd, and Frank Wong, Vice Chairman of DBS Bank and Chairman of DBS Bank (Hong Kong).

I would again like to thank our staff at all levels and in all our geographies for their dedication and passion without whom we would not have made so much progress over the past few years. I also thank our customers, business partners and shareholders for their continued support. DBS looks forward to serving you better.



S Dhanabalan
Chairman, DBS Group Holdings


星展銀行 DBS
DBS

A NEW STAR IS BORN. DBS' NEW LOGO MAKES ITS DEBUT IN HONG KONG FOLLOWING THE LEGAL MERGER OF DAO HENG BANK, DBS KWONG ON BANK AND OVERSEAS TRUST BANK.



BOARD OF DIRECTORS

S DHANABALAN, CHAIRMAN (1)
Appointed July 1, 1999, he worked in DBS Bank from 1968 to 1978 before spending 16 years as a Cabinet Minister in the Singapore government. He is the current chairman of Temasek Holdings (Pte) Ltd and a director of the Government of Singapore Investment Corporation Pte Ltd. Age 66.

JACKSON TAI, VICE CHAIRMAN (2)
Appointed May 13, 2001, he has been Chief Executive Officer since June 2002. A United States citizen, he joined DBS in 1999 as Chief Financial Officer and was made President and Chief Operating Officer in January 2001. Prior to joining DBS, Mr Tai served 25 years at J.P. Morgan & Co as an investment banker. He is also a director of Singapore Telecommunications Ltd, CapitaLand Ltd and Jones Lang LaSalle Inc. Age 53.

FRANK WONG KWONG SHING, DIRECTOR (3)
Appointed September 16, 2003, he is Vice Chairman of DBS Bank and Chairman of DBS Bank (Hong Kong). He brings over 30 years of experience in financial markets, having worked for Citibank, J.P. Morgan and NatWest Markets, and in Hong Kong, Frankfurt, London and Singapore. Mr Wong is also a Director of China Mobile (HK) Ltd. Age 56.

BERNARD CHEN TIEN LAP, DIRECTOR (4)
Appointed July 1, 1999, he spent 12 years at the Ministries of Defence and Finance and as Minister of State from 1977 to 1981. He then joined Fraser & Neave group, where he served the last seven years as General Manager and Director. He was Chief Executive Officer of Intraco Ltd from 1991 to 2000. Mr Chen is now Chairman of The Commercial & Industrial Security Corporation. Age 61.

FOCK SIEW WAH, DIRECTOR (5)
Appointed July 1, 1999, he began his career with DBS where his last position was Head of the Commercial Banking Division. He is currently the Senior Advisor of Nuri Holdings (S) Pte Ltd, Deputy Chairman of Fraser & Neave Ltd and Chairman of Singapore Airlines Cargo Pte Ltd. He is also a Director of Temasek Holdings (Pte) Ltd and Singapore Airlines Ltd. He was previously Regional Treasurer (Asia-Pacific) for J.P. Morgan, President and CEO of Overseas Union Bank Ltd, Chairman of the Land Transport Authority, Chairman of Singapore MRT Ltd, Special Advisor to the Minister For Finance, Singapore, and Chairman of East West Bank in USA. Age 63.

GAIL D FOSLER, DIRECTOR (6)
Appointed October 29, 1999, she is Executive Vice President and Chief Economist of The Conference Board. Before joining The Conference Board in 1989, she was Chief Economist and Deputy Staff Director of the US Senate Budget Committee. Ms Fosler is currently a director of Unisys Corporation, Baxter International, Caterpillar Incorporated, The National Bureau of Economic Research and The Economic Club of New York. Age 56.

KWA CHONG SENG, DIRECTOR (7)
Appointed July 29, 2003, he is Chairman and Managing Director of ExxonMobil Asia Pacific Pte Ltd and the Lead Country Manager for the ExxonMobil Companies in Singapore. He is also Deputy Chairman of Temasek Holdings (Pte) Ltd and Chairman of Media Corporation of Singapore. Mr Kwa also serves on the Public Service Commission, the Legal Service Commission in Singapore and the National University of Singapore Council. Age 57.

MOSES LEE KIM POO, DIRECTOR (8)
Appointed September 14, 1999, he is Permanent Secretary at the Ministry of Health and Chairman of the Central Provident Fund Board. He was the General Manager of Singapore Broadcasting Corporation and Chairman of Post Office Savings Bank from 1994 until its merger with DBS Bank in 1998. Mr Lee is a former board member of Singapore Airlines Ltd. Age 52.

LEUNG CHUN YING, DIRECTOR (9)
Appointed July 22, 2002, he is Chairman of DTZ Debenham Tie Leung Global, a property services company. He was extensively involved in the establishment of Hong Kong as a Special Administrative Region, having served as a Vice Chairman of the Preparatory Committee and the Provisional Legislative Council. He continues to be actively involved in public service in Hong Kong, having been a member of the Hong Kong Executive Council since 1997 and its Convenor between 1999 and 2002. Age 49.

NARAYANA MURTHY, DIRECTOR (10)
Appointed August 19, 2003, he is Chairman of Infosys Technologies Ltd, a company he co-founded and in which he had served as Chief Executive Officer for 20 years. He is also a director on the Central Board of the Reserve Bank of India, the Indo-British Partnership and the Indian Prime Minister's Council on Trade and Industry. Age 57.

PETER ONG, DIRECTOR (11)
Appointed March 26, 2003, he has been the Permanent Secretary at the Ministry of Transport since July 2002. Prior to that, he was Second Permanent Secretary (Defence) at the Ministry of Defence. From 1998 to 2000, he was seconded to Temasek Holdings (Pte) Ltd as an Executive Vice President. He is the current Chairman of the Maritime and Port Authority and a director of TIF Ventures Pte Ltd. Age 42.

JOHN A ROSS, DIRECTOR (12)
Appointed February 6, 2003, he is a retired banker. Prior to his retirement in February 2002, he was Corporate Chief Operating Officer for the Deutsche Bank Group. Before joining Deutsche Bank in 1992, he spent 21 years at The Bank of New York, where he was last its Executive Vice President, Head of Global Asset and Liability Management. Mr Ross is a Trustee of the German Marshall Fund, the Jewish Museum, the Metropolitan Opera Guild and Hobart & William Smith Colleges. He is also a member of the Singapore Technologies International Advisory Panel. Age 59.

THEAN LIP PING, DIRECTOR (13)
Appointed September 9, 2002, he is a consultant at the legal firm of Khattar Wong & Partners. He was a High Court Judge from 1984-1993 and a Judge of Appeal of the Supreme Court from 1993-2002. Prior to that, he was a practising lawyer for 26 years. Mr Thean is also the Chairman of the Securities Industry Council of Singapore. Age 71.

YEO NING HONG, DIRECTOR (14)
Appointed July 1, 1999, he combined stints in both academia and the private sector, before joining the Singapore Government in 1981. As a Cabinet member, his appointments included Minister for Communications and Information and Minister for Defence. In 1995, Dr Yeo returned to the private sector where he became Executive Chairman of the Singapore Technologies Group of Companies. He was Chairman of the Port of Singapore Authority from 1994 to 1997, and Chairman of PSA Corporation Ltd from 1997 until his retirement in 2002. He is currently an Advisor to Far East Organisation, Chairman of the Singapore Totalisator Board and a member of the Business Advisory Panel of Temasek Holdings (Pte) Ltd. Age 60.





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- Global Investor magazine names DBS Bank the number one custodian bank for Singapore while Global Custodian gives top ratings to DBS Bank in Singapore and places DBS Thai Danu Bank among the best for custody services in Thailand. GSCS Benchmarks awards DBS Bank 'star' ratings for excellence in all three categories of settlement performance, safekeeping performance and overall performance.

- Retired banker John Ross joins the Group's board of directors. The former Corporate Chief Operating Officer for the Deutsche Bank Group has 30 years of banking experience and has held several senior executive positions including CEO for the Americas, CEO of the Asia-Pacific Region and Group Treasurer.

- Peter Ong, Permanent Secretary at Singapore's Ministry of Transport, is appointed to the Group's board of directors. He is also the Chairman of the Maritime and Port Authority and a Director of TIF Ventures Pte Ltd.

- Dao Heng Bank launches its Bond Investment Centre on March 10. First of its kind in Hong Kong, the centre signifies DBS' commitment to become an active player in the Hong Kong bond market, and to provide customers with a diversified range of wealth management services and information.

- Dao Heng Bank Shenzhen Branch receives licence from the People's Bank of China to offer Renminbi banking services for foreign individuals and corporate customers.

- Dao Heng Bank unveils the mc² MasterCard with an eye-catching, streamlined, rounded corner design.

- DBS makes available its Internet Banking service and 59 Internet Kiosks to customers who wish to contribute to The Courage Fund, set up to support healthcare professionals and SARS victims.

- DBS launches DBS Mortgage 1-2-3, a flexible mortgage plan that allows customers different repayment terms to ease their cashflow during the economic downturn.

- DBS organises a virtual roadshow for the $684 million IPO of Singapore Post, the largest in Singapore in 2003. The issue was subscribed by 10 times. The roadshow helped the IPO win the 2003 Deal of the Year award by Institutional Investor magazine.

- DBS donates HK$3.9 million to the microbiology departments of The University of Hong Kong and The Chinese University of Hong Kong for research on SARS.

- DBS wins "Singapore Quality Class" certification for its Processing and Servicing Division. This makes DBS one of the first organisations in Singapore to have its entire P&S operations certified.

- DBS Bank and SIA launch the DBS-SIA KrisFlyer Partnership, bringing together two of Singapore's biggest brands to benefit their common customer base.

- Ng Kee Choe steps down as a director of DBS Group Holdings, following his retirement from DBS after 33 years of service. He will continue as senior advisor to the CEO.

- DBS is global coordinator, lead underwriter and sole bookrunner for the Cheung Kong sponsored REIT, the first overseas-company sponsored REIT to be listed on the SGX. The issue raises HK$906 million.

- DBS Vickers Securities Holdings Pte Ltd raises its stake from 50% to 73% in DBS TD Waterhouse Holdings Pte Ltd.

- DBS changes its legal name from "The Development Bank of Singapore Ltd" to "DBS Bank Ltd". DBS' Chinese name "新加坡发展银行" is now "星展银行".

- The legal merger of Dao Heng Bank Ltd, DBS Kwong On Bank Ltd and Overseas Trust Bank, is completed. The combined operations in Hong Kong adopt the new legal name "DBS Bank (Hong Kong) Limited" and the new Chinese name "星展银行（香港）有限公司".

- DBS becomes the first Singapore bank to be granted approval for a Qualified Foreign Institutional Investors Custodian Licence by China's central bank, the People's Bank of China.

- Kwa Chong Seng, Chairman and Managing Director of ExxonMobil Asia-Pacific, joins the Group's board of directors.

08.03

- DBS Group Holdings appoints N R Narayana Murthy, Chairman of Infosys Technologies Ltd, to its board of directors.

- DBS appoints Jeanette Wong as its chief financial officer, following the retirement of Oon Kum Loon.

09.03

- DBS is joint bookrunner and joint lead manager for the US$534 million IPO of Astro All Asia Networks. DBS is also sole coordinator for Astro's US$265 million term loan.

- DBS and Standard Chartered Bank complete one of the biggest leveraged buyouts in Southeast Asia involving the $220 million sale of the assets of SingTel's Yellow Pages to two private equity firms.

- DBS Bank Ltd completes the acquisition of the remaining 40.5% stake in DBS Vickers Securities Holdings for $238.4 million.

- DBS Group Holdings appoints Frank Wong to its board of directors. Wong is Vice Chairman of DBS Bank, Chairman of DBS Bank (Hong Kong), and a member of the DBS Group Holdings' management committee.

10.03

- DBS and ValuAir sign a Memorandum of Understanding for a co-branded credit card and regional payment solutions for online purchases of tickets on Singapore's first budget airline.

- DBS Bank and American Express unveil The DBS Black Card, a new credit card targeted at younger professionals who qualify for gold credit cards.

- DBS Bank and Morgan Stanley announce a $3.8 billion inaugural global bond offering by SP PowerAssets Limited, a wholly-owned electricity transmission and distribution company of Singapore Power Group.

11.03

- DBS Bank launches a combination fixed and floating rate housing loan plan, the first of its kind in Singapore. The novel Fixed + Floating Plan allows customers to have both fixed and floating rates in the same loan.

- DBS launches a first-come-first-served tranche for IPOs and selective secondary market offerings managed by DBS Bank.

12.03

- Shin Corporation Public Company and DBS Bank announce the formation of a joint venture, "Capital OK Company Limited", to offer consumer finance in Thailand. The joint venture will provide a range of unsecured lending products, including personal term loans, revolving credit facilities and credit cards.

- DBS Bank opens POSB Compass Point Branch, its first new branch after a period of consolidation and relocation that followed the merger of the former POSBank with DBS Bank in 1998. POSB Compass Point is the flagship for a new branch concept that offers a wide range of services and products to meet the changing needs of customers.

DBS STRUCTURES A $560 MILLION ASSET-BACKED SECURITIES ISSUE FOR METRO HOLDINGS TO DIVEST ITS STAKE IN NGEE ANN CITY


義安城
NGEE ANN CITY

26.09.03

DBS IS JOINT BOOKRUNNER AND JOINT LEAD MANAGER FOR ASTRO'S US$534 MILLION IPO


ASTRO



JACKSON TAI
VICE CHAIRMAN & CHIEF EXECUTIVE OFFICER

DBS REPORTED $1.025 BILLION IN NET PROFIT FOR THE FULL YEAR 2003. IN THE DARKER DAYS OF 2003, WE WOULD NOT HAVE EXPECTED TO CROSS THE $1 BILLION PROFIT MARK FOR THE YEAR.

FOR THE FIRST HALF OF THE YEAR, CONSUMER AND BUSINESS CONFIDENCE WAS WEAKENED BY CONCERNS OVER TERRORISM, THE IRAQI WAR, AND THE PNEUMONIA VIRUS OUTBREAK IN THE REGION. FORTUNATELY, DBS REBOUNDED QUICKLY WHEN REGIONAL ECONOMIES RECOVERED IN THE SECOND HALF. WE CAPTURED GROWTH AND BUSINESS OPPORTUNITIES QUICKLY, AND RECORDED A 32% RISE IN NET PROFIT IN THE SECOND HALF TO $583 MILLION FROM $442 MILLION IN THE FIRST HALF.

Our franchise was resilient because of our strategy of expanding our regional business and reducing our reliance on traditional bank lending and deposit products. The significant and sustained growth of our non-interest income businesses cushioned our bottom line during a period of declining interest rates and sluggish economic conditions in our two key markets, Singapore and Hong Kong.

Even with the challenging circumstances, we remained committed to our initiatives in risk management, up-to-date technology and operations, and strong corporate governance. The payback from these initiatives and investments will become evident as we work to establish DBS as a sound, well-run Asia-based bank.

Banking is about scale, distribution and customer access. Recognising this, DBS and Shin Corporation announced in December the formation of a consumer finance joint venture, Capital OK, in Thailand. The joint venture will sell unsecured loan products, including credit cards and personal credit lines, through Shin Corporation's nationwide retail outlets. Capital OK will also leverage Shin Corporation's established resources and customer base, including over 12 million customers from Shin Corporation's telecom subsidiary, Advanced Information Systems.

In March 2004, we announced an agreement with Thai Military Bank (TMB) and The Industrial Finance Corporation of Thailand (IFCT) to merge TMB, IFCT and DBS Thai Danu Bank, our 51.7% subsidiary in Thailand. The proposed merger will create the country's fifth largest bank with combined assets of Bt 677 billion ($29 billion), close to four million customers, 462 branches and 963 ATMs across Thailand.

The merged bank will be a larger, more competitive franchise in Thailand, one that combines the large distribution network and broad customer reach of TMB, IFCT's strength in industrial and project finance, and DBS' and DBS Thai Danu Bank's best practices in corporate governance, financial product development, risk management, as well as technology and operations infrastructure. As a strategic partner to the merged bank, DBS will provide expertise and resources through technical service agreements in credit, market and operational risk management, treasury and markets, consumer banking, corporate and institutional banking, SME banking, and technology and operations.

The expansion of our geographic footprint started with very measured steps back in 1998 when 80% of our assets and

SALES OF WEALTH MANAGEMENT PRODUCTS IN SINGAPORE AND HONG KONG HIT A RECORD HIGH OF $8.8 BILLION,
NEARLY DOUBLING THE 2002 LEVEL.






DBS

operating income was concentrated in Singapore. Today, the concentration in Singapore has been reduced to about 60% and Hong Kong contributes about 30% to assets and operating income.

We continue to carefully pursue opportunities in the region both to grow organically and to scale up through acquisitions in higher growth markets. Our immediate focus will be to broaden our franchise in Greater China, Asean and in South Asia. While DBS is frequently the subject of speculation as a buyer of other banking franchises or assets throughout Asia, we believe our stakeholders will increasingly judge us by what we actually do, and not according to unsubstantiated reports.

Looking back, forging ahead

Banking in Asia has fundamentally changed. In the early-to-mid-1990s, even the most simplistic banking models were successful as the massive inflows of funds from around the world helped stimulate money supply and, in turn, fuelled exceptional loan growth throughout the region.

In the aftermath of the Asian financial crisis, local economies recovered, but corporate lending slumped against a backdrop of excess capital, heightened price competition among banks, and increasingly thin interest margins. Consumer and SME markets showed modest growth, but price competition became commonplace.

Notwithstanding intense competition in the region, DBS grew its loan book in 2003 by 6% to $64.3 billion. But interest margins in core products including mortgage loans continued to tighten, depressing the overall interest margin.

Recognising that interest margins would continue to come under pressure, we deployed resources to build and expand non-interest income businesses, achieving considerable success. DBS' non-interest income rose 21.5% to a record $1.823 billion, four times the $446 million in non-interest income in1998. The ratio of non-interest income to operating income is now 43.4%, and we are beginning to see the fruits of our investments in people, systems and capabilities in these businesses.

Unique role in intermediating excess capital in Asia

DBS differentiates itself through a unique ability to intermediate excess capital in Asia. We originate mandates through our dominant SME franchise in Hong Kong, and through our unmatched access to corporate and SME issuers in Singapore and the rest of the region. We are able to structure, repackage, hedge, underwrite or privately place these requirements through our dominant retail distribution in Singapore and Hong Kong, where we are today the fourth largest banking group.

The success of our wealth management business exemplifies our ability to engineer and distribute sophisticated investment products that are not ordinarily available to the consumer markets in Asia. Our progress underscores our belief that we can serve our customers' best interests by helping them capture value from changes in interest rates, currencies and securities,

SALES VOLUME OF INVESTMENT PRODUCTS


($ millions)
90
75
60
45
30
15
65
379
880
2,005
4,434
8,798
1998
1999
2000
2001
2002
2003


Hong Kong
Singapore
($ millions)
30
25
20
15
10
5
1,129
198
931
978
232
746
1,207
559
648
1,120
406
714
1,822
1,047
775
2,065
1,004
1,061
2,438
1,370
1,068
2,473
1,395
1,078
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003

while mitigating risk through product or deposit structuring.

Last year, DBS sold a record $8.8 billion worth of investment products including capital protected and capital guaranteed funds, equity-linked notes and unit trusts through the Group's multiple distribution channels in Singapore and Hong Kong. This compares with Group total sales of $379 million in 1999 when we were selling mostly third-party funds.

We invested significantly in our Treasury and Markets' structuring capability over the past few years. Today, we are a leader in the origination of investment products in Asia.

Breaking down the silos

On average, we brought three new DBS-originated investment products a week to our customers in Singapore and Hong Kong in 2003. The speed of delivery for these products reflects nimble, yet highly orchestrated execution across functions, departments, and geographies. Our product engineers in Treasury and Markets keep abreast of investor needs through close collaboration with their colleagues nearest to the customers, in Consumer Banking, Private Banking, Enterprise Banking and Investment Banking.

With our employees working as a team instead of in silos, DBS responded swiftly throughout the year to changing market conditions, often "reverse engineering" products to suit customer needs. In the first half of 2003 when interest rates were low and risk aversion high, we offered mainly capital guaranteed funds. When the equities market started to bottom out after the pneumonia virus outbreak in the second half, we launched funds linked to the performances of highly liquid, blue-chip stocks and stock indices. In the fourth quarter, our product specialists led the revival of the call warrants market in Singapore, and these instruments proved highly popular with investors.

Making a mark in the region

DBS Bank (Hong Kong) profits were up 33% to $440 million for the year. Operating income was up 9%, largely on the back of record sales of wealth management products that were structured in Singapore and distributed through our branches in Hong Kong. In fact, Hong Kong outsold Singapore with only 25% of Singapore's customer base. At the same time we have been able to further streamline operations and reduce expenses by 2.5%. Trends in the second half of the year have been encouraging, particularly as we see unemployment and bankruptcy petitions on the decline and asset deflation moderating.

Sceptics were quick to criticise our acquisition of Dao Heng Bank, and many doubted DBS' ability to integrate and achieve synergies in Hong Kong. In fact, our fully integrated DBS Hong Kong operation has enhanced the Group's results. Many key ratios in Hong Kong, such as net interest margin, cost-income ratio, the non-performing loan (NPL) rate and return on equity, are better than the average for the Group. We have leveraged our Singapore product origination capabilities to capture Hong Kong's growth prospects.

During the year, we received legislative and regulatory approval to merge the banking licenses of our Hong Kong banking franchises. Following the full integration of front and back-end operations, our Hong Kong banks were rebranded DBS Bank (Hong Kong) Ltd. We also adopted the Chinese name 星展银行（香港）有限公司.

Growing a higher return SME franchise

Momentum was strong for our Hong Kong SME (Small and Medium-sized Enterprise) franchise last year. We maintained our 12% trade finance market share, second only to an entrenched financial institution. Trade loans grew nearly 20% last year as we provided banking and financial services to our Hong Kong SME customers, as well as to Taiwanese and Singaporean companies operating in China. Our franchise will benefit as the Closer Economic Partnership Agreement (CEPA) opens up opportunities for the service sector in China and Hong Kong.

In Singapore, we are devoting more resources to grow our SME business by upgrading credit skills, developing specific industry specialisation, and strengthening product capabilities to deepen and broaden our market penetration. Our aim is to serve our SME customers locally, but also as they expand their operations into Greater China, Southeast Asia and South Asia. Our partnership with TMB and the IFCT, for example, will enable us to provide locally relevant services to our regional SME customers. At the same time, we will be able to offer TMB and IFCT customers our range of SME banking and capital market products and services.

Award-winning year in Investment Banking

Our end-to-end origination, intermediation and distribution capabilities differentiate DBS in Asia. We have strong access to retail, SME and corporate customers throughout the region. At the same

DBS REVENUES BY BUSINESS SEGMENTS


($ millions)
Consumer Banking 1,441 (34%)
Enterprise Banking 631 (15%)
T&M Funding Portfolio 461 (11%)
Treasury & Markets 367 (9%)
Central Operations 630 (15%)
Investment Banking 668 (16%)

2003 Revenues $4,198 million

DBS REVENUES BY GEOGRAPHY


($ millions)
Regional Countries 271 (6%)
Hong Kong 1,335 (32%)
Rest of the World 96 (2%)
Singapore 2,496 (60%)

CAPITAMALL TRUST WAS THE FIRST REAL ESTATE INVESTMENT TRUST INTRODUCED IN SINGAPORE BY DBS BANK.

DBS' TREASURY BUSINESS CONTINUES TO CHART AN UPTREND AMID CHOPPY CONDITIONS IN THE FINANCIAL MARKETS.


CapitaMall
Trust



time, DBS distributes securities and financial products through our ATMs, internet banking, DBS Vickers' brokerage operations, private banking network, as well as through our traditional institutional coverage. We reach traditional institutional investors, high networth investors, as well as the aspiring mass affluent market. We reinforce our intermediation with regional expertise and leadership in equity capital markets, debt capital markets, loan syndication and treasury.

Earlier in the year, we improvised quickly and decisively in sourcing competitive funds on behalf of clients during the SARS outbreak. In one case, when we found ourselves grounded by quarantines and travel restrictions, we organised a virtual roadshow for the $684 million initial public offering for Singapore Post, the largest in Singapore last year. The international placement, subscribed by 10 times, drew interest from international institutional investors despite our inability to meet them physically. Our investment bankers conducted 80 hours of meetings in 11 days with 125 institutional investors from Hong Kong, Japan, Continental Europe, the United Kingdom, and the United States, through video-and telephone-conferencing. The retail portion of the offering was 5.6 times subscribed, with 72% of the total retail offer covered by DBS ATMs and internet banking. The virtual roadshow helped the Singapore Post IPO win a 2003 deal of the year award from Institutional Investor magazine.

Throughout the year, DBS landed several high-profile deals in the region in competition with global and regional financial institutions.

Our efforts were recognised in the numerous awards and accolades from international and regional publications. The syndication team, in particular, became the first non-US bank to win the coveted IFR Asia's Asian "Loan House of the Year" award and was commended by the regional magazine for "doing intelligent, high-profile structured transactions that add value to the development of the market."

Following our introduction of real estate investment trusts (REITs) in Singapore for two prestigious Singapore clients, we launched the Fortune REIT, the first real estate investment trust for a Hong Kong issuer. This HK$906 million offering by the Cheung Kong group was 3.7 times subscribed, with 48% of demand covered by Asian retail investors.

We also brought our regional distribution capabilities, both institutional and retail, to the largest IPO in Southeast Asia in 2003, the IPO for Malaysia's Astro All Asia Networks Plc, a global mandate where DBS featured as the only Asian Joint Bookrunner and Joint Lead Manager. This deal was awarded FinanceAsia's "Country Deal 2003 (Malaysia)." We also applied our syndication muscle in arranging a US$230 million syndicated loan for Kumpulan Guthrie, and a $220 million leveraged buyout financing of the assets of SingTel's Yellow Pages.

We were particularly successful in leading key mandates in the telecommunications, media and technology sector. The US$600 million financing for South Korea's Hanaro Telecom was the largest sponsor-related telecoms financing in Asia ex-Japan for the year. DBS was also the lead manager for a US$400 million dual-tranche syndication for LG Philips LCD.

Our debt capital market team continued to top the Singapore dollar bond league table, managing the inaugural bond issues of Singapore Post, Senoko Power and SP PowerAssets. The latter raised in excess of $3.8 billion, one of the largest bond offerings out of Singapore.

In mergers and acquisitions, we leveraged our regional presence, multi-product expertise and financing capabilities to complete 38 transactions worth US$3.88 billion last year. Thomson Financial ranked DBS first by number of deals completed in Asia ex-Japan, and number six by value.

Extracting higher profitability from Consumer Banking

Although the home loan price war in Singapore abated towards the end of the year, interest margins remained slim as rates fell by as much as 150 basis points during the year. The first-year fixed rate for housing loans, for example, fell to 1.5%, down from 3% the year before.

In May, DBS introduced the innovative Mortgage 1-2-3 plan, which gives customers greater flexibility in repayment than standard home loans. The plan proved popular just as Singaporeans' wages and their Central Provident Fund contributions were being cut.

DBS' Singapore mortgage loans outstanding grew 7% in 2003, reversing the decline in 2002. Notably, DBS' higher margin unsecured loan products registered strong growth. Credit cards receivables rose 24%, while Cashline receivables were up 62%.

We offered financial advisory services and tailored lifestyle financial products and services to meet the needs of our affluent and high networth customers. We now have more than 30,000 Treasures

GROWING OUR REGIONAL FRANCHISE

DBS' regional strategy is founded on the need to follow and support our customers, both large corporations and small and medium-sized enterprises, as they expand outside Singapore.

Reflecting the rapid regionalisation of our franchise, contributions from Hong Kong and regional countries grew from 29% of Group net profit in 2002 to 39% last year or $567 million. As a percentage of contribution to income before operating expenses, they grew from 36% to 38% or $1.6 billion during the same period.

Hong Kong remains the biggest of our overseas operations, accounting for a third of Group earnings. The role of Hong Kong as a platform into China was enhanced by two significant developments in 2003: the signing of the Closer Economic Partnership Agreement (CEPA) and approval for Hong Kong banks to conduct personal Renminbi business. With CEPA, DBS Hong Kong will find it easier to set up branches and provide renminbi services in China.

In China, the focus is in three key regions in China, namely, the Pearl River Delta, the Yangtze River Delta and the Beijing-Tianjin Corridor. The goal is to expand the branch network and resources in these regions, which attract the largest share of foreign direct investments. Preparations are underway to set up a branch in Guangzhou.

DBS is a well-recognised name in loan syndication, bilateral lending and project financing in China. Our US$215 million term loan for Hebei Pan-Asia Long Teng Paper Company was named the "Asia Pacific Industrial Deal of the Year 2003" by Project Finance magazine.

Last year, we financed one of the largest grain facilities in the world, right on the banks of the Yangtze River. This facility promises to challenge other grain processors around the world with its scale, new equipment, high degree of automation and its vertically integrated operations. We also financed China's newest and largest vertically integrated apparel maker, which will supply up-to-date fashion clothing to a well-known sports apparel brand around the world, among other leading customers. The customer's facility, just outside of Shanghai, takes raw cotton right up to high quality fabric with the latest technical equipment, sophisticated dying and processing.

DBS' Private Equity unit which provides equity and mezzanine capital to companies with growth potential, has invested in a 27.3% stake in Nextmall, a start-up hypermarket operator in China. The other partners in the joint venture are NTUC Fairprice, China's New Hope Group and Taiwan's Apex Group.

During the year, our branches in Shanghai and Shenzhen have extended renminbi products and services to foreign-invested enterprises and individuals in four more cities, Jinan, Fuzhou, Chengdu and Chongqing, boosting the total number of cities served to 13.

DBS became the first Singapore bank to receive approval from China's central bank, the People's Bank of China, for a Qualified Foreign Institutional Investor (QFII) custodian licence. This paves the way for us to provide custodial services to other QFIIs trading in A-shares and other financial instruments listed on China's stock exchanges.

DBS' NETWORK IN CHINA



Beijing-Tianjin Corridor
Beijing
Tianjin
Yangtze Delta Region
Shanghai
Fuzhou
Taipei
Pearl River Delta Region
Shenzhen
Hong Kong
Macau
Branch
Representative office
DBS Asia Capital Representative Office

Priority Banking and Private Banking customers each in Singapore and Hong Kong serviced by dedicated relationship managers. Our business model emphasises service, flexibility and responsiveness.

In another successful consumer banking initiative, we launched in October a DBS-Amex Black Card targeted at young, upwardly-mobile Singaporeans seeking an alternative to the traditional Gold Card. We received an overwhelming response, with some 50,000 applications in the first month of launch.

The consumer banking team also moved swiftly to tap opportunities in the region's nascent budget airlines industry. We signed agreements with AirAsia, Malaysia's low-fare carrier, and Singapore's ValuAir, to provide them with co-branded credit cards as well as to manage their respective online payment processing operations.

Managing volatility at Treasury and Markets

DBS' leadership position in all Singapore dollar treasury products, as well as in local currencies, is underpinned by our strong Moody's Aa2 credit rating, capital base, balance sheet, customer base and distribution capabilities. Our customer flow business has been growing steadily in Singapore and Hong Kong with our continued penetration of the local SME and corporate banking markets. Today, our Treasury and Markets teams combine product structuring

THE HDB HOME LOAN MARKET WAS OPENED TO COMMERCIAL BANKS LAST YEAR AND HELPED IN A 7% INCREASE IN DBS SINGAPORE'S MORTGAGE LOAN BOOK.

THAN BASIC BANKING.




POSB
enjoy

expertise and market knowledge to unbundle and mitigate risks, re-packaging products to suit the risk appetite of clients and specific investor classes.

Managing complex risks is key to the success of our treasury business which continues to chart an uptrend amid choppy financial markets conditions.

Our treasury earnings maintained its momentum – income before operating expenses reached $828 million in 2003. There were three main drivers: increased customer business driven by higher market volatility, more active market-making activities, and strong wealth management sales.

To diversify from plain vanilla treasury products, our Treasury and Markets team covers a range of derivatives, including foreign exchange, credit, interest rate and equity. During the year, they stepped up customer marketing efforts in Hong Kong, Taiwan, South Korea and China.

In the credit derivatives arena, we completed a US$1 billion Collateralised Debt Obligation. DBS Asset Management acted as the collateral manager for the underlying portfolio, which was linked to 100 credit default swaps from a mix of European, North American and Asian borrowers.

During the year, we sold DBS-structured products to other banks, which in turn attached their own brands before final distribution. "White-labelling" will be an area of focus for DBS in the coming years.

DBS CUSTOMER LOANS


($ billions)
70
65
60
55
60.709
61.640
62.714
63.902
64.335
Dec '02
Mar '03
Jun '03
Sep '03
Dec '03

Riding the market upturn in stockbroking and asset management

The upturn in regional stock markets gave a strong boost to DBS Vickers Securities and DBS Asset Management (DBSAM).

Fee and commission from DBS Vickers grew 42% to $169 million, marking the firm's highest contribution to Group fee income.

DBSAM, an award-winning fund manager, continued its expansion in Singapore, Malaysia and Hong Kong, targeting both retail and institutional investors. DBSAM actively manages 16 funds, and our funds are among the best-selling in Singapore and Malaysia. Despite the challenging conditions in financial markets in recent years, DBSAM tripled its assets under management to $10 billion from four years ago.

Setting quality standard in Technology and Operations

Quality customer service is impossible without strong operational processes, properly executed. Like many banking leaders, DBS faces the non-stop challenge of running its operational processes at lower cost and lower risk, while at the same time supporting the increasingly rapid introduction of new products and capabilities.

To strengthen our technology and operations capabilities, we merged two strategic functions last year – the Information Technology and Processing and Servicing groups. The renamed Technology and Operations group now provides "one-stop shop" approach to all of the Group's technological and operational needs.

During the year, we implemented a 10-year contract with IBM to outsource our network and mainframe technology functions without fanfare or incident. The technology outsourcing allows us to focus on value-add functions rather than maintenance activities. At the same time, we have access to the extended reach, capabilities and processes of a global service provider. Financial benefits continue to flow from synergies and lower procurement costs for hardware, software and other services.

The year also saw the implementation of Regional Processing Centres, with hub processing activities for three areas – trade (with its centralised hub in Hong Kong), remittances (Singapore) and treasury processing (Singapore). This regional initiative extended our economies of scale and led to a 13% improvement in staff productivity and an 11% reduction in unit costs for Group operations.

DBS DISTRIBUTION NETWORK: IT'S ALL ABOUT SCALE AND SPEED

DBS already has one of the most extensive distribution networks in Singapore and Hong Kong, two cities in which we are a leading player in the consumer banking market. Our proposed merger with Thai Military Bank and The Industrial Finance Corporation of Thailand will extend our reach beyond Metropolitan Bangkok, giving us access to nearly four million customers and a nationwide network of 462 branches and 963 ATMs.

In all three markets, we offer our products and services through multiple channels, seeking to deliver them to our customers where they want them, when they want them. Advances in technology and our ability to exploit them have helped to lower the cost of distribution to the mass market and to improve time-to-market for product launches.

Few banks in the region have been able to match the volume of securities DBS has sold through our ATMs since we pioneered this channel of shares distribution in Singapore in 1993. A decade later, three out of every four applications made for shares in the public tranche of an IPO (initial public offering) are made through a DBS cash machine. In all, we process 73% of all electronic banking transactions in Singapore.

Last year, when stock market sentiment turned bearish during the SARS outbreak, we launched the largest IPO in Singapore, the $684 million equity offering for Singapore Post. The retail offering was 5.6 times subscribed, with 72% of the total public offer sold through DBS ATMs and internet banking channels.

Subscriptions for another major IPO were also boosted by the use of our electronic channels. The HK$906 million Fortune REIT by the Cheung Kong Group was 3.7 times subscribed, with 48% of the demand coming from Asian retail investors.

In 1997, we introduced our internet banking service in Singapore. Today our internet service accounts for a 75% market share for all online banking transactions in Singapore, 520,000 customers in Singapore and 22,700 in Hong Kong. We were also the first to offer placement shares over the Internet.

We continue to distribute securities and bonds through our wholesale channels, reaching institutional and sophisticated retail investors through our Treasury and Markets, Investment Banking, Private Banking, Enterprise Banking and DBS Vickers Securities units. Few competitors have our ability to tap the growing amounts of excess capital in Asia. However, the speed and access from our non-traditional electronic channels differentiates DBS' ability to intermediate capital flows.

Our continued emphasis on quality is reflected in the prestigious "Singapore Quality Class" award from SPRING Singapore. This makes DBS one of the first organisations in Singapore to have its entire processing and servicing operations certified. The achievement underscores our relentless pursuit to improve performance through the adoption of the Six Sigma methodology of benchmarking processing and servicing functions.

Discipline in managing our resources

Despite our heavy investments over the years, we remained focused on managing our expenses. For 2003 we contained costs and headcount well below the level recorded in fourth quarter of 2001, the first full quarter following the Dao Heng Bank and DBS Vickers acquisitions.

Our operating expenses for 2003 were down 0.5% to $1.841 billion. Our cost-income ratio improved for the second consecutive year to 43.9% from 44.6% in 2002 and a high of 48.9% in 2001.

Making a difference in the communities we serve

The pneumonia virus outbreak in the region presented unusual demands on our business contingency plans. For the first time, we chose to activate our contingency plans ahead of any real disaster. We replicated key parts of our operations, splitting critical functions among different teams operating from different locations. We also initiated a series of programmes including waivers of charges, fund raising and dedicated customer hotlines, to help our customers, business partners, employees, and the community cope with the virus outbreak.

A crisis often has a way of bringing out the best in people. During the SARS outbreak, we were encouraged to see our staff, customers and business partners in Singapore and Hong Kong rallying to various causes initiated by the Bank to help those affected by the contagious virus, and to fund research into the disease. DBS raised funds for the Singapore SARS Clinical Consortium and the microbiology departments of The University of Hong Kong and The Chinese University of Hong Kong.

DBS' DISTRIBUTION NETWORK IN THE REGION

Channels	Singapore	Hong Kong	Thailand
Branches	87	64	62
Treasures Priority Counters	19	18	0
ATMs	792	77	109
Cash Deposit and Passbook Updating Machines	245	33	9
Internet Banking Users	520,000	46,000	0
Phone Banking Users	1 million	80,000	–

DBS' CORPORATE VOLUNTEERISM ADS FEATURING EMPLOYEES PERFORMING CHARITY WORK. ALL DBS STAFF GET TWO DAYS OFF A YEAR FOR SUCH WORK.


DBS
"2+2=4
It's all part of being a banker."


DBS
"In Enterprise Credit, I often deal with large sums.
But a smile like this is beyond value."


DBS
"My job is not always buy, sell or hold.
Sometimes it's just plain hold."

In addition to the cash donations, DBS set up dedicated hotlines in Singapore for patients and healthcare professionals working at Tan Tock Seng Hospital, Communicable Disease Centre and the Singapore General Hospital. Through the hotlines, patients and health care workers isolated in wards were able to conduct their banking business over the phone.

In Singapore and Hong Kong, DBS initiated other measures including waivers of late payment fees and charges for those in the frontline of the SARS battle, distribution of vitamins to customers, and new financing schemes for SME customers affected by the sudden and sharp downturn in business activity.

Corporate volunteerism has been an important focus since we introduced the DBS Volunteer Programme in July 2000 under which every employee gets two days off to perform volunteer work.

Last year, our employees in Singapore and Thailand joined hands to raise money for the Thai Danu School located at Thaton Village in Northern Thailand. The funds were used to build a much-needed water supply system for the school which has over 200 students from nearby tribes. DBS employees from Singapore and Thailand also visited the school in October, bearing computers, toys and clothes for the children, and helping to paint the school while there. Other employees also used their two days' volunteerism leave to spend time with children from underprivileged homes in Singapore.

DBS was once again conferred the "Distinguished Patron of the Arts" award by The National Arts Council for its contributions to the arts, notably its patronage of the Singapore Repertory Theatre.

Asset quality

Reflecting the improving business climate, provisions started to moderate in the second half of 2003. For the full year, provisions declined slightly by 0.6%. But the second half provisions were 22% lower than the charges in the first half. We are cautiously optimistic that this trend should continue as DBS' NPL rate has fallen to 5.2%, the lowest level since the 1997 Asian financial crisis.

Well capitalised, well reserved

Our continued leadership in the market would not be possible without a well-capitalised, well-reserved financial base. This strength, built on a capital adequacy ratio of 15.1% and a Moody's credit rating of Aa2, protects our customers' funds and assures our business counterparts, partners and stakeholders of our ability to fulfil our commitments.

We continue to strengthen our capital management. Our rate of internal generation of regulatory Tier 1 capital, or return on tangible equity, is now more than 20%.

We have established a reputation for financial soundness and probity, a reputation that we jealously guard amid growing investor dismay over the state of corporate governance at many internationally-renowned companies. Our shareholders, customers and employees can rest assured that DBS remains committed to a high level of service, corporate integrity and financial prudence.

Becoming a more competitive Asia-based bank

We have strengthened our leadership team over the years, adding specific expertise to supplement management breadth and depth. We have reduced downside risks by upgrading our risk management, technology and operations capabilities. We have strong positions in our core markets of Singapore and Hong Kong, and we are increasingly leveraging our capabilities into Greater China, Southeast Asia and South Asia. Our fully integrated DBS Hong Kong operation provides a strategic platform for growth in Greater China. Our end-to-end origination, intermediation and distribution capability, coupled with our Treasury and Markets expertise, differentiate us in Asia.

Our investments in people, products, systems, and geography over the years have transformed DBS into a more competitive Asia-based bank. We are confident that, as we continue to expand scale, distribution and customer access, we are well-positioned to tap the exciting growth opportunities that are emerging from the stronger economic prospects for Asia.

Jackson Tai
Vice Chairman and Chief Executive Officer
DBS Group Holdings


DBS
AMERICAN EXPRESS
the colour of preference

16.10.03 THE DBS BLACK CARD GARNERS 50,000 APPLICATIONS IN THE FIRST MONTH OF LAUNCH, MAKING IT ONE OF THE MOST SUCCESSFUL NEW CREDIT CARDS IN SINGAPORE



DBS GROUP ADHERES TO THE HIGHEST STANDARDS OF CORPORATE GOVERNANCE. THE BENCHMARK FOR CORPORATE GOVERNANCE IN SINGAPORE IS THE CODE OF CORPORATE GOVERNANCE (CODE), WHICH TOOK EFFECT ON JANUARY 1, 2003. THE CODE WAS ISSUED IN 2002 BY THE CORPORATE GOVERNANCE COMMITTEE AND SUPPLEMENTED BY THE RECOMMENDATIONS OF THE WORKING GROUP FORMED BY THE THREE SINGAPORE BANKING GROUPS (WORKING GROUP RECOMMENDATIONS).

THIS REPORT DESCRIBES DBS' CORPORATE GOVERNANCE PROCESSES WITH SPECIFIC REFERENCE TO THE GUIDELINES IN THE CODE, AND ALSO INCLUDES INFORMATION REQUIRED TO BE DISCLOSED UNDER THE BEST PRACTICES GUIDE AND THE INTERESTED PERSON TRANSACTIONS POLICY IN THE SGX LISTING MANUAL.

Board Matters

Board's Conduct of its Affairs

Principle 1: Every company should be headed by an effective Board to lead and control the company.

Role of the Board

The Articles of Association of DBS Group Holdings (DBSH) state that the business of DBSH will be managed by the directors, who may exercise all the powers of DBSH, subject to the provisions of the Companies Act or the Articles of Association and to such regulations as may be prescribed by DBSH in general meeting. Without detracting from the Articles, the DBSH Board has also decided that certain matters must always be approved by the Board. These include:

(a) the consolidated financial statements and directors' report of the DBS Group;

(b) any strategic plan for the DBS Group and how actual results compare with the plan;

(c) the annual budget for the DBS Group;

(d) all strategic acquisitions by the DBS Group;

(e) all major fund-raising exercises of the DBS Group; and

(f) all decisions that will have a major impact on the reputation or standing of the DBS Group.

Board Meetings

The DBSH Board (Board) conducts regular scheduled meetings five times a year and also holds ad hoc Board meetings as and when required. Board meetings may be conducted by way of tele-conference, which is permitted under the Articles. The attendance of the directors at meetings of the Board and Board committees, as well as the frequency of such meetings, are disclosed in this Report.

Training

Orientation and training programmes are conducted for existing and new directors. New directors attend at the minimum a one-day briefing session by all key business and functional heads, as well as a briefing session on their duties as a director under Singapore law. Board members are updated regularly on key accounting and regulatory changes. Directors may also at any time request further explanations, briefings or informal discussions on any aspect of DBS' operations.

Board Committees

DBS has established a number of Board committees to enhance its corporate governance structure, including Nominating, Audit, Compensation, Board Risk Management, and Executive Committees. The terms of reference of the Audit Committee are described in the section "Audit Committee".

Executive Committee

The DBSH Executive Committee (Exco) comprises six members (S Dhanabalan (Chairman), Jackson Tai, Frank Wong, Bernard Chen, Fock Siew Wah and Kwa Chong Seng) and is authorised to exercise all the powers of the Board, except those which the Board may only exercise by law or which DBS has expressly reserved for itself.

Board Risk Management Committee

The Board Risk Management Committee (BRMC) comprises five members (Fock Siew Wah (Chairman), Bernard Chen, Kwa Chong Seng, Peter Ong and John Ross).

The role of the BRMC is to:

(a) assist the Board in reviewing risk policies;

(b) approve delegation of risk decisions to the Exco or other Bank Committees;

(c) periodically review risk profile at the portfolio level; and

(d) perform any other functions as may be agreed by the Board.

Compensation Committee

The Compensation Committee (CC) comprises five members (Thean Lip Ping (Chairman), S Dhanabalan, Fock Siew Wah, Leung Chun Ying and Dr Yeo Ning Hong). As recommended by the Code, Mr Thean is an independent director.

The role of the CC is to:

(a) review and approve the remuneration, including the grant of share options and performance shares to the executive directors of DBS and DBS Bank;

(b) review and approve the aggregate variable cash bonuses, share options and performance share grants to the employees of DBS Group; and

(c) oversee management development and succession planning in DBS.

Nominating Committee

As required by regulation and its Articles, DBSH has established a Nominating Committee (NC) comprising six members (Bernard Chen

ALL SMILES AT THE TOP: DBS' MANAGEMENT COMMITTEE COMPRISES (CLOCKWISE FROM FAR RIGHT TO LEFT) ERIC ANG, FRANK WONG, JACKSON TAI, JEANETTE WONG,
DAVID LAU, RAJAN RAJU AND STEVE INGRAM



(Chairman), S Dhanabalan, Gail Fosler, Leung Chun Ying, Thean Lip Ping and Dr Yeo Ning Hong). Mr Chen is an independent director.

The role of the NC is to identify candidates and review all nominations by the Board, any Director or any member of DBSH for the following positions in DBS:

(a) Director/Alternate Director (for both appointment or re-appointment, election or re-election). In deciding on the appointment of new candidates to the Board, the NC will take into account the proposed appointee's background, experience and other board memberships;

(b) membership of the Executive Committee, the Compensation Committee, the Audit Committee, the Board Risk Management Committee and any other Board committees that may be established from time to time; and

(c) the Chief Executive Officer, Deputy Chief Executive Officer, President, Deputy President and Chief Financial Officer, including any other officer, by whatever name called, who has responsibilities and functions similar to any of these officers.

Board Composition and Balance

Principle 2: There should be a strong and independent element on the Board, which is able to exercise objective judgement on corporate affairs independently, in particular, from Management. No individual or small group of individuals should be allowed to dominate the Board's decision-making.

The Board comprises five non-independent directors, namely, S Dhanabalan (Chairman), Jackson Tai, Frank Wong, Fock Siew Wah and Kwa Chong Seng.

Mr Dhanabalan is a nominee of Temasek Holdings (Pte) Ltd (Temasek), DBSH's substantial shareholder. Jackson Tai and Frank Wong are executive directors. Mr Tai is the Vice Chairman and CEO of DBSH and DBS Bank, and Mr Wong is Vice Chairman of DBS Bank and Chairman, DBS Bank (Hong Kong). Mr Fock and Mr Kwa are non-executive directors of Temasek. Under the draft Banking (Corporate Governance) Regulations 2003 (the Regulations) issued by the Monetary Authority of Singapore (MAS), directors who are also non-executive directors of a substantial shareholder are deemed not to be independent. Although the Regulations are not yet law, we have treated Mr Fock and Mr Kwa as not independent.

The independence of each director is reviewed annually by the Nominating Committee (NC). The NC adopts the definition of independence as stated in the Code and the Regulations.

Apart from the five directors mentioned above, the NC considers the remaining directors (Bernard Chen, Gail Fosler, Moses Lee, Leung Chun Ying, Narayana Murthy, Peter Ong, John Ross, Thean Lip Ping and Yeo Ning Hong) to be independent as they do not fall within the examples of relationships rendering a director non-independent under the Code or the Regulations. Neither are there any other circumstances that would lead the NC to consider these directors non-independent. The NC also considers Mr Thean to be independent. Mr Thean is a non-profit sharing consultant at Singapore law firm Khattar Wong & Partners (KWP). As he does not participate in deliberations in the firm on matters relating to DBS, the NC views him as independent, notwithstanding that KWP is one of a number of law firms providing legal services to DBS.

The Board members are professionals with diverse and deep experience who provide valuable insight at Board deliberations.

While there is no limit on the number of directors that may be appointed under DBSH's Articles, the Board is of the view that its current board size of 14 members is appropriate, taking into account the nature and scope of DBS' operations.

Chairman and Chief Executive Officer

Principle 3: There should be a clear division of responsibilities at the top of the company – the working of the Board and the executive responsibility of the company's business – which will ensure a balance of power and authority, such that no one individual represents a considerable concentration of power.

The Chairman and CEO functions in DBS are assumed by different individuals. The Chairman, Mr Dhanabalan, is a non-executive director, while the CEO, Mr Jackson Tai, is an executive director.

The CEO is the most senior executive in DBS and assumes executive responsibility for DBS' business, while the Chairman assumes responsibility for the management of the Board.

The Chairman ensures that regular Board meetings are held and ad hoc Board meetings are convened when necessary. The Board agenda is set by the CEO and approved by the Chairman. The Chairman ensures that Board members are provided with complete, adequate and timely information.

Board Membership

Principle 4: There should be a formal and transparent process for the appointment of new directors to the Board. As a principle of good corporate governance, all directors should be required to submit themselves for re-nomination and re-election at regular intervals.

New directors are at present appointed by way of a Board resolution, after the Nominating Committee recommends their appointment. Such new directors must submit themselves for re-election at the next annual general meeting of DBSH. One-third of the directors must also retire by rotation at each annual general meeting.

Board Performance

Principle 5: There should be a formal assessment of the effectiveness of the Board as a whole and the contribution by each director to the effectiveness of the Board.

DBSH has implemented a process to assess the performance of the Board as a whole as well as to assess the performance of individual directors.

For Board appraisal on a collective basis, each Director assesses the Board's performance as a whole and provides feedback to the Chairman of the Board and the Chairman of the Nominating

Major Awards and Accolades in 2003

IFR Asia Awards Review of the Year
- Loan House of the Year
- Loan of the Year for NT$10.57bn senior secured credit facilities for Taiwan Broadband Communications
- South Korean Loan of the Year for Won720bn senior secured credit facilities for Hanaro Telecom
- Singapore Equity Deal of the Year for SingPost IPO

FinanceAsia Achievement Awards Deals of the Year
- Best Structured Loan for Won720bn senior secured credit facilities for Hanaro Telecom
- Singapore Deal of the Year for SingPost IPO
- Malaysian Deal of the Year for Astro All Asia Networks IPO

The Asset Triple A Awards
- Best Domestic Investment Bank
- Best LBO Loan House
- Best Syndicated Loan for Won720bn senior secured credit facilities for Hanaro Telecom
- Best New Bond Deal for US$2.2bn bond for SP PowerAssets Ltd
- Best LBO Financing for NT1.875bn syndicated facilities for Tom.com

Euromoney Awards for Excellence
- Best Bank
- Best Equity House
- Best Debt House

FinanceAsia Country Awards for Achievement
- Best Local Investment Bank
- Best Local Broker - DBS Vickers

Asiamoney Annual Cash Management Poll
- Top 10 Best Global/Regional Cash Management Bank in Asia, including Japan
- Preferred Local Cash Management Bank in Singapore

Global Finance magazine's Annual Survey on World's Best Treasury & Cash Management Providers
- Best CLS-linked Bank Offering (Asia)

Asiamoney Domestic Bank Awards
- Best Domestic Bank
- Best Domestic Bond House

Global Finance
- Best Sub-Custodians Country Winners – Singapore

Global Finance - Annual Award for Best Foreign Exchange Banks & Providers
- Regional winner for Southeast Asia
- Country winner for Singapore


EUROMONEY
AWARDS FOR EXCELLENCE 2003
This is to certify that
DBS Bank
has won the award for
Best bank in Singapore
This is to certify that
DBS Bank
has won the award for
Best equity house in Singapore


DBS Group

DBS' INVESTMENT BANKING TEAM CONTINUES TO ACHIEVE INDUSTRY PROMINENCE AND WIN AWARDS FROM A RANGE OF INTERNATIONAL AND REGIONAL PUBLICATIONS IN 2003.

Committee. Both Chairmen consolidate the feedback and present the findings to the Board at the Board meeting held before the annual general meeting. Board performance is judged on the basis of accountability as a whole, rather than strict definitive financial performance criteria, as it would be difficult to apply specific financial performance criteria to evaluate the Board.

In the case of individual assessment, each Director completes a self and peer evaluation form, which is seen only by the Chairman of the Board. The Chairman conducts a one-on-one session with each Director to discuss the assessment.

Access to Information

Principle 6: In order to fulfill their responsibilities, Board members should be provided with complete, adequate and timely information prior to Board meetings and on an on-going basis.

Management provides the Board with a monthly update covering financial results, market and business developments, business and operations metrics and other important and relevant information.

If Directors, whether as a group or individually, require independent professional advice, the company secretary will seek the appropriate external advice. The cost of such professional advice will be borne by DBS.

The company secretary attends all Board meetings and ensures that Board procedures are followed and relevant regulations are complied with. The company secretary attends all meetings of the Board, the Audit Committee and the Nominating Committee.

Remuneration Matters

Principles 7 to 9 of the Code deal with remuneration matters. These matters will be covered separately in the Remuneration Report.

Accountability and Audit

Accountability

Principle 10: The Board is accountable to the shareholders while the Management is accountable to the Board.

As stated above, Management provides the Board with a monthly update, apart from the regular Board meetings.

Disclosure to investors is addressed in the section "Communication with Shareholders" on page 29.

Audit Committee

Principle 11: The Board should establish an Audit Committee (AC) with written terms of reference which clearly set out its authority and duties.

The Audit Committee comprises independent non-executive directors Bernard Chen (Chairman), Moses Lee and Peter Ong.

The role of the AC is to:

(a) review the financial statements prior to submission to the Board;

(b) review with the external auditor the audit plan, the evaluation of the system of internal accounting controls and the external auditor's audit report;

(c) review the scope and results of the internal audit procedures;

(d) nominate the external auditor;

(e) review the cost effectiveness, independence and objectivity of the external auditors and (where the auditors also supply a substantial volume of non-audit services to DBS) to keep the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money; and

(f) perform any other functions which may be agreed by the Audit Committee and the Board.

The AC also has explicit authority to investigate any matter within its terms of reference, full access to and co-operation by management, and full discretion to invite any director or executive officer to attend its meetings. The AC has reasonable resources to enable it to discharge its functions properly.

In its review of the audited financial statements for the financial year ended 2003, the AC discussed with management and the external auditors the accounting principles that were applied and their judgement of items that might affect the financials. Based on the review and discussions with management and the external auditors, the AC is of the view that the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The AC meets with the external auditors separately after each AC meeting.

2003 saw a change in DBS' auditors from PricewaterhouseCoopers (PwC) to Ernst & Young (EY), in response to MAS' requirement that banks in Singapore must rotate their auditors every five years. The change took effect on April 21, 2003, the date that shareholders approved the appointment of EY.

The AC has received the requisite information from EY and has considered the financial, business and professional relationship between EY and DBS, for the financial year 2003. The AC has also conducted an annual review of the volume of non-audit services provided by EY to satisfy itself that the nature and extent of such services will not prejudice the independence and objectivity of the auditors before confirming their re-nomination. The AC is of the view that EY can be considered independent.

Internal Controls

Principle 12: The Board should ensure that the Management maintains a sound system of internal controls to safeguard the shareholders' investments and the company's assets.

A sound system of internal controls can only operate within a defined organisational and policy framework. The management framework at DBS clearly defines the roles, responsibilities and reporting lines of business units and support units. Delegations of authority, control processes and operational procedures are documented and disseminated to staff. While all employees have a part to play in upholding the system of internal controls, DBS has established certain units to provide independent oversight and control. These units include Group Audit, Group Risk and Group Compliance.

Internal controls are reviewed on an ongoing basis by Group Audit, whose work is supplemented by that of the external auditors. The role of Group Audit and the external auditors is described in the section on "Internal Audit".

Risk management is essential to DBS Group's business. Group Risk Management is responsible for instituting a firm-wide risk management framework and infrastructure. Risk management processes have been integrated throughout the DBS Group into the business planning, execution and monitoring processes, particularly through the approval process for new products and/or services. Business units also perform periodic control self-assessment processes to review and attest to the effectiveness of their internal control environment. The risk management process in DBS is also strengthened through the regular deliberations of the Board Risk Management Committee.

The Group Compliance function has specific accountability for instilling and maintaining a strong compliance culture and framework within the DBS Group.

The AC has reviewed DBS' risk assessment and has made its report to the Board.

Based on the information furnished to the Board, nothing has come to the Board's attention to cause the Board to believe that the internal controls and risk management processes are not satisfactory for the type and volume of business conducted.

Internal Audit

Principle 13: The company should establish an internal audit function that is independent of the activities it audits.

Group Audit is an independent function that reports directly to the Audit Committee and the CEO. Its scope of work covers all business and support functions in the DBS Group, both in Singapore and overseas. All audit offices in the Group follow a consistent code of ethics based on principles recommended by the USA Institute of Internal Auditors.

The annual audit plan is developed under a structured Risk Assessment Approach that examines all of the Group's activities and entities, the inherent risks and internal controls. Audit assignments are identified based on this approach and audit resources are focused on the higher risk activities.

The progress of corrective actions on all outstanding audit issues is monitored monthly through Group Audit's centralised Global Audit Tracking System. Information on outstanding issues is categorised and reported to senior and line management through the Monthly Control Reports.

All audit reports are copied to the Audit Committee, external auditors and senior executives of the Group, including the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and Head of Group Risk Management.

Group Audit meets regularly with the external auditors to strengthen working relationships between both parties, discuss matters of mutual interest, develop a common understanding and co-ordinate the audit efforts.

During 2003, Group Audit carried out its functions in accordance with the general description provided above.

The professional competence of the internal auditors is maintained through Group Audit's continuing professional development programme, which focuses on updating auditors' knowledge of auditing techniques, regulations and banking products and services.

Ng Peng Khian was Acting Head of Group Audit from February 2003 until March 8, 2004, when Edmund Larkin was appointed Group Audit Head. Mr Ng is a Certified Internal Auditor (CIA) and a Certified Information Systems Auditor (CISA). Mr Larkin has a Bachelor of Commerce degree from the University of New South Wales and is an Associate Member of the Institute of Chartered Accountants in Australia and Securities Institute of Australia. Prior to joining DBS, Mr Larkin was Regional Head of Equities Business Control at J.P. Morgan Chase, Sydney.

As stated above, Group Audit works closely with the external auditors, Ernst & Young. The external auditors carry out, in the course of their annual statutory audit, a review of the effectiveness of DBS' material internal controls and risk management to the extent of their audit plan. Material non-compliance and internal


DBS Group Holdings Ltd
Financial Results
DBS



control weaknesses noted during their audit, along with any recommendations, are reported to the AC.

Communication With Shareholders
Principle 14: Companies should engage in regular, effective and fair communication with shareholders.

DBS adopted quarterly results reporting in September 2001.

DBS has an active dialogue with shareholders, both institutional and retail, and takes its responsibilities towards shareholders very seriously. DBS holds a media and analysts briefing for the release of its quarterly results. All press releases, audited financial statements and financial results announcements are published on MASNET and DBS' website. A dedicated investor relations team meets key institutional investors on a regular basis.

DBS does not practise selective disclosure. Price sensitive information is first publicly released, either before DBS meets with any group of investors or analysts or concurrently.

DBS has reviewed the Code recommendation that companies encourage greater shareholder participation at annual general meetings by allowing shareholders to vote in absentia via such methods as email and fax. Following advice that the present legal and regulatory environment is not entirely conducive to absentia voting methods (particularly email voting), DBS has decided to defer the introduction of absentia voting methods until an appropriate time.

The following disclosures are required to be made under the SGX Listing Manual and the Working Group recommendations.

Dealings in Securities/Best Practices Guide

In line with the recommendation under the SGX-ST Best Practices Guide, DBS prohibits all staff in the DBS Group from trading in DBSH securities:

(i) during the period beginning one month before the release of the half-year and full-year results; and

(ii) during the period beginning two weeks before the release of the first quarter and third quarter results

and ending on the date of release of the said results.

Related Party Transactions

The DBS Group's policy on transactions with related parties is driven by compliance with statutory and regulatory requirements, namely:

(a) (in the case of DBS Bank) Section 29 of the Banking Act, Chapter 19; and

(b) (in the case of DBSH) MAS Directives to Financial Holding Companies No. 8 and Chapter 9 of the SGX Listing Manual on interested person transactions (see the section "Interested Person Transactions Policy" on page 31).

Under Section 29(1)(d) of the Banking Act, a bank cannot grant unsecured credit facilities, directly or indirectly, which in the aggregate and outstanding at any one time exceed the sum of $5,000 to:

(a) the bank's directors;

(b) any firm in which the bank or any of its directors has an interest as a partner, manager or agent, or to any individual or firm of whom or of which any of its directors is a guarantor;

(c) a company in which any of its directors, whether legally or beneficially, owns more than 50% of the issued capital or in which any of its directors controls the composition of the board of directors, but excluding public companies, the securities of which are listed on SGX or other stock exchange approved by MAS and the subsidiaries of such public companies; and

(d) any corporation, other than a bank, that is deemed to be related to the bank as described in Section 6 of the Companies Act.

In addition, under Section 29(1)(e) of the Banking Act, a bank shall not grant to any of its officers (other than a director) or its employees or other persons, being persons receiving remuneration from the bank (other than any persons receiving remuneration from a bank in respect of their professional services) unsecured credit facilities which in the aggregate and outstanding at any one time exceed one year's emoluments of that officer or employee or person.

To ensure compliance with Section 29(1)(d) and (e), DBS Bank has taken the following steps:

(a) Compliance with Section 29(1)(d) and (e) is an integral part of the credit approval process;

(b) Before directors are appointed, they are notified of the requirements of Section 29(1)(d) and their existing facilities, if any, are adjusted to comply; and

(c) The Bank sends all directors an annual reminder to update their particulars and any interests, as defined in Section 29(1)(d).

Directive 8 restricts lending and guarantees by a financial holding company such as DBSH. Under Directive 8(1)(a), a financial holding company may not, inter alia, grant any credit facility to any person other than a subsidiary or any of its officers (other than a director) or its employees or other persons, being persons receiving remuneration from the financial holding company (other than in respect of professional services rendered). In particular, under Directive 8(2), a financial holding company shall not grant, directly or indirectly, unsecured advances or loans under Directive 8(1)(a) to:

(a) Any subsidiary which in the aggregate and outstanding at any one time exceeds the sum of $5,000 except to any subsidiary which is a bank licensed under the Banking Act, a finance company licensed under the Finance Companies Act or, with MAS' prior approval, a foreign banking subsidiary; or

(b) Any of its officers (other than a director) or its employees or other persons, being persons receiving remuneration from the financial holding company (other than in respect of professional services rendered) which in the aggregate and outstanding at any one time exceeds one year's emoluments of that person.

Compliance with MAS Directive No. 8 is an integral part of the credit approval process for all credit facilities granted by DBSH.

The DBSH Group has granted credit facilities to the following related parties in the ordinary course of business on normal terms and conditions. The outstanding amounts of these credit facilities and the estimated values of collaterals at December 31, 2003 are as follows:

(In $ millions)	Credit facilities granted to	Contingent credit facilities granted to	Estimated values of collaterals	Deposits received by DBSH Group
Granted to/received from:				
DBSH Directors and their related entities	10	#	26	–
Companies with DBSH Directors represented on their boards	888	9	328	–
Bank-related companies [1]:				
– engaged in financial activities	1,009	60	650	893
– engaged in non-financial activities	251	6	395	32

Notes:
(1) Excludes transactions between subsidiary companies and their own subsidiary companies.
(2) # : Amount under $500,000

Interested Person Transaction Policy

As a listed company on the Singapore Exchange, DBSH is required to comply with Chapter 9 of the SGX Listing Manual on interested person transactions. To ensure compliance with Chapter 9, the DBS Group has taken the following steps:

(a) Compliance with Chapter 9 is an integral part of the credit approval process for the entire group; and

(b) DBSH obtains an annual update of directors' personal particulars.

The following are details of the interested person transactions entered into by the DBS Group in 2003:

Name of Interested Person	Aggregate Value of all Interested Person Transactions during 2003 (excluding transactions less than $100,000)
Temasek Holdings (Pte) Ltd Rental for DBS Branch at HarbourFront Centre	$1,605,517 1st yr: $440,672 2nd yr: $560,839 3rd yr: $604,005
CapitaLand Commercial Ltd	
Rental for DBS Branch at Plaza Singapura	$3,455,504
Rental for DBS Branch at Funan IT Mall	$644,025
Seraya Energy Pte Ltd	
Electricity purchase for DBS China Square	$751,638
Electricity purchase for DBS Tampines Centre	$900,041
Electricity purchase for DBS Building Tower One and Two	$2,960,220
PREMAS International Ltd	
Provision of technical services	$3,600,000
Tuas Power Supply Pte Ltd	
Electricity purchase for Aljunied Building	$340,333
SembWaste Cleantech Pte Ltd	
Cleaning services	$6,704,973

Conclusion

DBS is committed to the highest corporate governance standards. DBS will continue to review and improve its corporate governance processes on an ongoing basis.

DBS AND SHIN CORP UNVEIL CAPITAL OK, A JOINT VENTURE TO SELL UNSECURED PRODUCTS THROUGH AIS' OUTLETS IN THAILAND


AIS
Anytime Anywhere
CAPITAL
COMPANY

.02.03

DBS WEALTH MANAGEMENT SALES PERSONNEL WHO ARE NEAREST TO THE CUSTOMERS KEEP OUR PRODUCT ENGINEERS ABREAST OF CUSTOMER NEEDS



RISK EXPOSURES AND RISK MANAGEMENT APPROACH

Approach to Risk Management

DBS embraces risk management as a core discipline to uphold the integrity of our business practices and ensure the safety and soundness of our operating environment. We consider having world-class skills in monitoring, interpreting and forecasting our risk profile a critical internal capability. Our approach to risk management has several components: comprehensive risk management processes, early identification systems, accurate risk measures, investments in people and technology to interpret and manage risk on a daily basis, stress tests and comprehensive process reviews in conjunction with internal auditors, external auditors and regulatory officials.

Risk Governance

Although business units have primary responsibility for managing specific risk exposures, Group Risk Management is the central resource for quantifying and managing the portfolio of risks taken by the Group as a whole. Group Risk Management performs the following roles:

- Develops, implements, maintains, improves and communicates a consistent risk management framework
- Reviews risk limits and risk concentrations
- Develops framework for economic capital
- Helps identify opportunities to optimise risk-based return on capital

DBS Group has implemented policies and procedures to identify, measure, analyse and control risk across the firm. These policies and procedures rely on constant communication, judgement, knowledge of products and markets, and controls by business and support units.

To assist the Board of Directors in fulfilling its duties, the Board Risk Management Committee oversees matters relating to the management of risk. Management is accountable to the Board for maintaining an effective control environment that reflects established risk appetite and business objectives. Four senior management risk committees provide forums for discussion on specific risk areas: the Risk Management Committee, the Credit Committee, the Group Asset and Liability Committee and the Operational Risk Management Committee.

Credit Risk

Credit risk is the potential earnings volatility caused by obligors' inability and/or unwillingness to fulfil their contractual debt obligations. Exposure to credit risks arises primarily from lending activities and also from sales and trading activities, derivatives activities and from participation in payment transactions and securities settlements. Credit exposure includes current as well as potential credit exposure. Current credit exposure is represented by the notional value or principal amount of on-balance sheet financial instruments and off-balance sheet direct credit substitutes, and by the positive market value of derivative instruments. DBS Group also estimates the potential credit exposure over the remaining term of transactions. At DBS Group, a disciplined credit risk management process integrates risk management into the business management processes, while preserving the independence and integrity of risk assessment.

An enterprise-wide Core Credit Risk Policy that governs the extension of credit throughout the organisation, has been implemented. The Policy, based on best practice standards, sets forth the principles by which the Bank and its subsidiaries conduct their credit risk management activities. It ensures credit risk underwriting consistency across the Group, and provides guidance to various credit management units in the formulation of supplementary credit policies specific to their businesses.

Individual corporate credit risks are analysed and approved by experienced credit officers who consider a number of factors in the identification and assessment of credit risk. Each borrower is assigned a rating under the Counterparty Risk Rating process. For large corporate borrowers, the rating is based on the assessment of all relevant factors including the borrower's financial condition and outlook, industry and economic conditions, market position, access to capital, and management strength. The Counterparty Risk Rating assigned to smaller business borrowers is primarily based on the borrower's financial position and strength, which are assessed via the use of a validated quantitative tool. All ratings are reviewed at least annually and more frequently when conditions warrant. The Counterparty Risk Rating process is further enhanced by the Facility Risk Rating System which takes into consideration facility specific considerations such as credit structuring, collateral, third party guarantees and transfer risks. These credit risk-rating tools are used to assess the credit quality of the portfolio, so that deteriorating exposures are quickly identified and appropriate remedial action can be taken.

Consumer credit risk is managed on a portfolio basis. Business-specific credit risk policies and procedures including underwriting criteria, scoring models, approving authorities, regular asset quality review and business strategy review as well as systems, processes and techniques to monitor portfolio performance against benchmarks are in place.

The credit control functions ensure that credit risks are being taken and maintained in compliance with group-wide credit policies and guidelines. These functions ensure proper activation of approved limits, appropriate endorsement of excesses and policy exceptions, and also monitor compliance with guidelines established by management and regulators.

An independent Risk Review team conducts regular reviews of credit exposures and processes. These reviews provide senior management with objective and timely assessments of the effectiveness of credit risk practices and ensure group-wide policies and guidelines are being adopted consistently across different business units including relevant subsidiaries.

In the past few years, various "shocks" in the financial market had adversely impacted the creditworthiness of borrowers. As a result, stress testing of credit risk has assumed increasing importance in the discipline of credit risk management. DBS uses a combination of "top-down" and "bottom-up" credit risk stress testing approaches to assess the vulnerability of the portfolio to "exceptional but plausible" adverse credit risk events.

DBS has developed an Economic Capital-at-Risk framework for the measurement and management of credit concentration risk to individual borrowers, borrower groups and industry sectors. The Economic Capital-at-Risk framework also provides the basis for economic capital attribution, and hence is a key component in risk-adjusted performance measurement.

Information on credit exposures by geographical area, business line and industrial classification, and the breakdown of investment and dealing securities are disclosed in Notes 23, 24, 25, 27 and 40.1 to the Financial Statements and the Management Discussion and Analysis chapter.

Country Risk

The management of cross-border risk is embedded in a Country Risk Management Framework, which was approved at the Board level. The framework includes an internal country risk rating system which taps into the expertise of the Bank within the markets it operates, and where the country assessments are made independent of business decisions. Benchmark country limits are set to delineate when exposures approach levels that may imply concentration risk. Day-to-day operational country limits, called working limits, are also imposed to manage the shape and growth of the cross-border exposures as they build up. A rigorous environment scanning process is in place, with proactive action as warranted to expand or roll back country exposures.

Trading Market Risk

Trading market risk arises from changes in market rates such as interest rates, foreign exchange rates, equity prices and credit spreads, as well as in their correlation and implied volatilities. DBS Group takes trading market risk in the course of market making, structuring and packaging products for investors and issuers, as well as to benefit from market opportunities.

The trading market risk framework comprises the following elements:

- Limits to ensure that risk-takers do not exceed aggregate risk and concentration parameters set by senior management and the Board
- Independent validation of valuation and risk models and methodologies
- Independent mark-to-market valuation, reconciliation of positions and tracking of stop-loss for trading positions on a timely basis
- New product/service process whereby risk issues are identified before new products and services are launched

DBS adopts a Daily-Earnings-at-Risk (DEaR) methodology to estimate the Group's trading market risk with a 99% level of confidence. DEaR is computed using a combination of parametric (variance-covariance) and historical simulation approaches. It takes into account all pertinent risk factors and covers all financial instruments which expose the Group to market risk across all geographies. On a daily basis, DBS computes DEaR for each trading business unit and for each risk type such as foreign exchange, interest rate or equity which are then rolled up to the Group level. The DEaR figures are backtested against profit and loss of the trading book to validate its robustness.

DAILY EARNINGS AT RISK

The table below provides the year-end, average, high and low DEaR for the trading risk exposure of DBS Group during the year.

	At December 31, 2003	Year ended December 31, 2003		
($ million)		Average	High [1]	Low
Interest rate	22.7	23.3	33.7	15.3
Foreign exchange	3.3	7.0	18.2	2.3
Equity	3.8	3.2	7.3	1.3
Diversification effect	(9.3)	(12.7)	–	–
Total	20.5	20.8	32.0	12.6

Note:
(1) The high (& low) DEaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of DEaR and the daily distribution of trading income in the trading portfolio for the year ended December 31, 2003.

DBS GROUP DEaR FOR TRADING BOOK



No. of days
60
50
40
30
20
10
12 - 13
13 - 14
14 - 15
15 - 16
16 - 17
17 - 18
18 - 19
19 - 20
20 - 21
21 - 22
22 - 23
23 - 24
24 - 25
25 - 26
26 - 27
27 - 28
28 - 29
29 - 30
30 - 31
31 - 32
31 - 32
DEaR ($ million)

DAILY DISTRIBUTION OF TRADING INCOME



No. of days
60
50
40
30
20
10
(18) - (16)
(16) - (14)
(14) - (12)
(12) - (10)
(10) - (8)
(8) - (6)
(6) - (4)
(4) - (2)
(2) - 0
0 - 2
2 - 4
4 - 6
6 - 8
8 - 10
10 - 12
12 - 14
14 - 16
16 - 18
Trading income ($ million)

Although DEaR provides valuable insights, no single measure can capture all aspects of trading market risk. To complement the DEaR framework, daily stress testing is carried out to monitor the Group's vulnerability to unlikely but plausible shocks to individual market factors. Stress limits are also established accordingly. On a monthly basis, a set of scenarios (historical or hypothetical) are developed and applied on the trading books to further assess the potential impact from simultaneous shocks on all market rates, prices and their implied volatilities.

Information on the Group's financial assets and liabilities in relation to exposures to interest rate and foreign exchange risks can be found in Notes 37.2.2 and 37.2.3 to the Financial Statements.

Structural Market Risk

The Group Asset and Liability Committee oversees the structural interest rate risk, exchange rate risk and funding liquidity risk in the Group. It allocates limits among the different countries and ensures that the consolidated exposures of the Group are within prudent levels. At the country level, country Asset and Liability Committees are responsible to oversee the local risks.

Structural interest rate risk arises from mismatches in the interest rate profile of customer loans and deposits. This interest rate risk has several aspects: basis risk arising from different interest rate benchmarks, interest rate repricing risk, yield curve movements and embedded optionality.

In managing structural interest rate risk, the Bank tries to achieve a desired profile given the strategic considerations and market conditions of the various business segments. To monitor the structural interest rate risk, various tools are used including repricing gap reports, sensitivity analysis and income simulations under various scenarios. These measures take into account both economic value and earnings perspectives.

In structural foreign exchange exposures, the Group's policy is to manage the effect of exchange rate movements on its earnings and capital accounts. Foreign currency loans and investments in fundable currencies are generally funded with the same foreign currencies. Non-fundable or illiquid currencies may be hedged with instruments such as non-deliverable forwards. For currencies with high hedging costs or lack of liquidity, alternative strategies may be used.

An Investment Framework governs the Group's investment of funds arising from the banking business. These investments are separately subject to Board and senior management limits on the portfolio size, credit quality, product and sector concentrations and market risk sensitivities under the Framework.

Liquidity Risk

Liquidity risk is the potential earnings volatility arising from being unable to fund portfolio assets at reasonable rates over required maturities. Liquidity obligations arise from withdrawals of deposits, repayments of purchased funds at maturity, extensions of credit and working capital needs. DBS seeks to manage its liquidity risk across all classes of assets and liabilities to ensure that even under adverse conditions, DBS has access to funds at a reasonable cost.

The primary tool for monitoring liquidity is the maturity mismatch analysis, which is monitored over successive time bands and across functional currencies. This analysis includes behavioural assumptions on, inter-alia, customer loans, customer deposits and reserve assets. This is tested under normal and adverse market scenario conditions. Limits are established by the Board and senior management for the maximum cumulative cash outflows over successive time bands. Various liquidity ratios, concentration and stress limits are additional tools employed by the Bank to manage funding liquidity risk.

As part of its liquidity risk management, DBS Group focuses on a number of components, including tapping available sources of liquidity, preserving necessary funding capacity and contingency planning.

Information on the Group's financial assets and liabilities in relation to exposures to liquidity risks can be found in Note 37.2.6 to the Financial Statements.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. An Operational Risk Management Framework has been developed to ensure that operational risks within the DBS Group are properly identified, monitored, managed and reported in a structured, systematic and consistent manner. Key elements of the framework include control self-assessment, risk event management and key risk indicator monitoring. To reinforce accountability and ownership of risk and control by the business units and support units, Unit Operational Risk Managers are appointed to assist the unit heads in driving the overall risk and control agenda and programmes at the units.

The day-to-day management of operational risk exposures is through the maintenance of a comprehensive system of internal controls, supported by an infrastructure of robust systems and procedures to monitor transaction positions and documentation. A set of Core Operational Risk Standards have been established to provide guidance to business units and support units on the baseline internal controls to be put in place to ensure the safety and soundness of their operating environment. Other major operational risk mitigation programmes include Business Continuity Management and the Global Insurance Programme that applies to all DBS entities and units in all locations.

Each new product or service introduced is subject to a rigorous risk review and signoff process where all relevant risks are identified and assessed by departments independent of the risk-taking unit proposing the product. Variations of existing products, as well as outsourcing and process centralisation initiatives, are also subject to a similar process.

Financial review

DBSH Group's operating profit before goodwill amortisation and provisions for 2003 was $2.357 billion, a 2.7% increase over 2002. The improved performance was principally due to an increase in non-interest income, driven by higher fee and commission income, stronger sales of treasury investment products and better trading income. At the same time, net interest income was lower, due to a decline in interest margins. After deducting $430 million goodwill amortisation and $541 million provision charge, net profit attributable to members ("NPAM") was 6.6% lower, at $1.025 billion. The cost-to-income ratio (excluding goodwill amortisation) improved to 43.9% compared to 44.6% for 2002.

DBSH Group adopted accounting policy changes during the year, relating mainly to the measurement of trading and investment securities (as detailed in Note 2.2 to the financial statements). If these accounting policies had not been adopted, 2003 NPAM would have been $1.018 billion, compared to the $1.017 billion previously reported for 2002.

Consolidated profit and loss account

In $ millions	2003	2002[1]
Interest income	**3,640**	4,406
Interest expense	**(1,265)**	(1,761)
Net interest income	**2,375**	2,645
Non-interest income	**1,823**	1,501
Income before operating expenses	**4,198**	4,146
Operating expenses	**(1,841)**	(1,851)
Operating profit before goodwill amortisation and provisions	**2,357**	2,295
Goodwill amortisation	**(430)**	(278)
Operating profit before provisions	**1,927**	2,017
Provisions	**(541)**	(544)
Share of profits less losses of associated and joint venture companies	**51**	45
Net profit after taxation	**1,437**	1,518
Taxation	**(349)**	(311)
Minority interests	**(63)**	(110)
Net profit attributable to members ("NPAM")	**1,025**	1,097
NPAM excluding goodwill amortisation	**1,455**	1,375

Financial ratios (%)		
On a GAAP basis		
Return on assets	**0.66**	0.73
Return on equity	**7.04**	7.94
Excluding goodwill amortisation		
Return on assets	**0.94**	0.91
Return on equity	**9.99**	9.95
Cost-to-income ratio (excluding goodwill amortisation)	**43.9**	44.6
As a percentage of income before operating expenses:		
Net interest income	**56.6**	63.8
Non-interest income	**43.4**	36.2

Note:

(1) Figures for 2002 have been restated to reflect the changes in accounting policy as detailed in Note 2.2 to the financial statements.

DBS Bank (Hong Kong) Limited

The acquisition of 71.6% of Dao Heng Bank Group Limited ("DHG") through DBS Diamond Holdings Limited ("DDH"), a subsidiary of DBS Bank Ltd, was completed on June 29, 2001. DBS Bank Ltd exercised its call option to acquire the remaining 28.4% of the DDH shares on January 10, 2003 following which DHG became a wholly-owned subsidiary of DBS Bank Ltd. Pursuant to the Hong Kong legislative and regulatory requirements, the legal merger of Dao Heng Bank Limited, Overseas Trust Bank Limited and DBS Kwong On Bank Limited was completed on July 21, 2003. The merged entity was named DBS Bank (Hong Kong) Limited on the same date.

Operating profit for 2003 showed a 38.1% year-on-year increase, mainly due to higher non-interest income and lower impairment charges for fixed assets. Non-interest income rose 40.7%, due to higher sales of treasury investment products and better trading income. Net interest income, however, was lower, and provisions were higher. The reduction in net interest income was mainly attributable to sluggish loan demand. Provisions were 9.8% higher than that for 2002, when there was a significant write-back in loan provisions. Operating expenses declined 2.9%, mainly through the streamlining of operations.

Profit and loss account (based on Hong Kong generally accepted accounting principles)[1]

In $ millions	2003	2002
Net interest income	**800**	812
Non-interest income	**384**	273
Income before operating expenses	**1,184**	1,085
Operating expenses	**(476)**	(490)
Impairment of fixed assets	**(6)**	(53)
Operating profit before provisions	**702**	542
Provisions	**(180)**	(164)
Operating profit	**522**	378
Net profit before taxation	**523**	384
Net profit after taxation	**440**	330

Note:
(1) The exchange rate used for both periods is HK$1 = $0.2190519

Net interest income and net interest margin

Net interest income for 2003 fell 10.2% to $2.375 billion, compared to 2002. The decrease was mainly due to narrower spread on loans and debt securities in a highly competitive loan market and low interest rate environment.

Net interest margin was 1.78% for 2003 compared to 1.99% for 2002.



$ millions
%
3,000
2,500
2,000
1,500
1,000
500
6
5
4
3
2
1
2,035
2,039
2,257
2,645
2,375
1999
2000
2001
2002
2003
Net Interest Income
Net Interest Margin (%)

Net interest spread and net interest margin

%	2003	2002
Gross interest yield	2.72	3.32
Net interest spread [1]	1.71	1.88
Net interest margin [2]	1.78	1.99

Notes:

(1) Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing funds.

(2) Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Net interest income and net interest margin

	2003			2002		
In $ millions	Avg[1] balance	Interest	Avg rate (%)	Avg balance	Interest	Avg rate (%)
Customer loans and advances	62,593	2,342	3.74	64,221	2,705	4.21
Interbank items	38,323	398	1.04	45,055	766	1.70
Securities [2]	32,883	900	2.74	23,375	935	4.00
Total interest bearing assets	133,799	3,640	2.72	132,651	4,406	3.32
Total interest bearing liabilities	125,336	1,265	1.01	122,714	1,761	1.44
Net interest income/margin		2,375	1.78		2,645	1.99

Notes:

(1) Avg: Average

(2) Refers to Singapore Government securities and treasury bills, trading and investment debt securities.

Volume and rate analysis

The following table allocates changes in interest income and interest expense between changes in volume and changes in rate for 2003 compared with 2002. Volume and rate variances have been calculated based on movements in average balances over the period indicated and changes in interest rates on monthly average interest bearing assets and liabilities. Variances caused by changes in both volume and rate have been allocated to both volume and rate based on the proportional change in either volume or rate.

	Increase/(Decrease) for 2003/2002		
In $ millions	Volume	Rate	Net change
Customer loans and advances	(69)	(294)	(363)
Interbank items	(114)	(254)	(368)
Securities	380	(415)	(35)
Total interest income	197	(963)	(766)
Total interest expense	60	(556)	(496)

Non-interest income

Fee and commission income in 2003 increased 10.9% to $884 million over 2002. The increase was due to higher stockbroking fees following a buoyant equity market in the second half of 2003, improved wealth management sales and loan related earnings from increased syndicated loan activities.

Compared to 2002, other income for 2003 increased 32.3% to $852 million, due to higher gains from interest rate trading and sale of investment products.

With the change in accounting policy (see Note 2.2 to the financial statements), realised gains from Singapore Government securities held as investments were included in "Net gain on investment securities".

In $ millions	2003	2002
Fee and commission income	884	797
Stockbroking	169	119
Investment banking	83	76
Trade and remittances	111	112
Loan related	155	145
Deposit related	103	108
Credit card	89	93
Fund management	38	36
Wealth management (unit trust distribution and bancassurance)	92	76
Others	44	32
Dividend and rental income	87	60
Other income	852	644
Net gain on treasury activities (including structured investment products)	648	397
Net gain on investment securities	183	214
Net gain on fixed assets	3	10
Others	18	23
Total non-interest income	1,823	1,501
Non-interest income as a % of income before operating expenses	43.4	36.2

Operating expenses

Excluding goodwill amortisation, year-on-year ("YOY") operating expenses declined 0.5%.

Staff costs showed a 5% decrease to $865 million, largely due to staff reduction resulting from the outsourcing of certain technology-related functions in the Group. The increase in technology-related expenses was mainly due to investments in new systems, capacity enhancements to meet customer demands and payment of outsourcing fees. Revenue-related expenses, which include commission paid to remisiers and brokerage expenses, increased as a result of higher transaction volumes.

YOY, the Group's cost-to-income ratio (excluding goodwill amortisation) was 43.9% for 2003 compared to 44.6% for 2002

Operating expenses

In $ millions	2003	2002
Staff costs	865	911
Occupancy expenses	203	219
Technology-related expenses	287	228
Revenue-related expenses	183	140
Others	303	353
Total operating expenses	1,841	1,851
Cost-to-income ratio (excluding goodwill amortisation) (%)	43.9	44.6
Staff headcount number (at year-end)	12,144	12,035

Provision charge

Total provision charge was $541 million for 2003. Approximately 71% of the total charge was related to non-bank loans.

Higher general provisions were made in 2003 following an increase in customer loans and investment securities. This increase contrasts with 2002 where customer loans declined and general provision reserves were released.

In $ millions	2003	2002
Loans	352	401
Securities	65	25
Properties and other assets	35	153
Specific provision	452	579
General provision	89	(35)
Total provision charge	541	544

Balance sheet

At the end of December 2003, total assets were $159.6 billion. Compared to end December 2002, customer loans increased 6% to $64.3 billion despite a highly competitive environment. The increase in loans was mainly accounted for by loans granted to "manufacturing", "general commerce" and "financial institutions, investment & holding companies" sectors. Customer deposits increased 6.6% to $108 billion. The Group's loan-to-deposit ratio at the end of December 2003 was 59.5%. Adjusted for DBSH Group's portfolio of non-trading debt securities, the ratio of loan and non-trading debt securities to deposits would be 79.7%.

Selected balance sheet data

		At December 31
In $ millions	2003	2002
Assets		
Total assets	159,595	149,445
Total loans [1]	91,807	99,476
Customer loans and advances	64,335	60,709
Interbank items	27,472	38,767
Investment in quoted and unquoted securities and shares	41,246	27,801
Liabilities		
Total liabilities	144,699	135,208
Total deposits	115,538	106,192
Customer deposits	108,041	101,315
Interbank liabilities	7,497	4,877
Borrowings and debt securities	11,297	10,695
Shareholders' funds	14,896	14,237
Financial ratios		
Customer loan-to-deposit ratio (%)	59.5	59.9
Customer loan and non-trading debt securities-to-deposit ratio (%)	79.7	73.2

Note:
(1) After deducting cumulative provisions

Total assets



Regional countries[1] 4%
Rest of the world 6%
Singapore 64%
Hong Kong 26%

2003



Regional countries 4%
Rest of the world 3%
Singapore 66%
Hong Kong 27%

2002

Deployment of assets



Investment securities 14%
Others 17%
Singapore Government securities and treasury bills 7%
Trading securities 4%
Loans and advances to banks 17%
Customer loans and advances 41%

2003



Investment securities 10%
Others 15%
Singapore Government securities and treasury bills 6%
Trading securities 2%
Loans and advances to banks 26%
Customer loans and advances 41%

2002

Note:
(1) Regional countries ("RC") include Malaysia, Indonesia, Thailand, Korea and The Philippines

Customer loans and advances

At December 31, 2003, loans booked in Singapore accounted for 55% of DBSH Group's customer loans and advances, while loans booked in Hong Kong accounted for 33% and the remaining 12% in other overseas branches and subsidiary companies.

Gross customer loans by geographical classification

At December 31

	2003		2002	
	$ millions	%	$ millions	%
Singapore	**36,494**	**55.0**	34,399	54.7
Hong Kong	**22,214**	**33.4**	22,218	35.3
Regional countries	**4,985**	**7.5**	3,907	6.2
Rest of the world	**2,721**	**4.1**	2,377	3.8
Total gross customer loans	**66,414**	**100.0**	62,901	100.0

Classification of non-performing loans

DBSH Group classifies its loans in accordance with MAS' guidelines as well as internal loan grading policies. MAS' guidelines require banks to classify their loan portfolios to take into account the risks inherent in the portfolio. These classifications, and underlying collateral valuations, are used to determine minimum levels of loan loss reserves which banks are required to maintain.

MAS' guidelines require banks to categorise their loan portfolios into five categories – two categories for performing loans (Pass and Special Mention) and three categories for classified, or non-performing loans (Substandard, Doubtful and Loss).

Pass grades are applicable for loans that have no indication of default and full repayment of principal and interest from normal sources is not in any doubt. Special Mention grade is appropriate when there is potential weakness in the borrower's credit worthiness, but such weakness is not to the extent that a substandard or inferior grade is warranted. Special Mention loans generally have adequate debt service capacity but require close and active supervision because potential weakness, if not corrected, may result in deterioration of repayment prospects. Substandard and worse grade is appropriate when there are well defined weakness(es) in a borrower's position that jeopardise repayment of principal or interest from normal sources.

The following table set forth the various categories for classified loans:

Grade assigned to loan	Criteria	Provision Level
Substandard	• Well defined weakness(es) that may jeopardise normal repayment; • Default has occurred or is likely to occur; • Borrower is assessed to be viable but requires prompt corrective action; • All credits ≥ 90 days past due; • Restructured loans (subject to performance criteria).	Loans which are fully secured based on net realisable value of collateral considering current market conditions: • No provision is required for the principal amount; • Interest provision is 100%. Loans with security shortfall: • Principal provision is generally 10-49% of unsecured amount; • Interest provision is 100%. In addition, a general provision is made on the outstanding principal.
Doubtful	• Credit with severe weakness(es) • Borrower viability is highly questionable; • Full repayment is highly questionable; • Vigorous remedial action required.	• 50% to less than 100% of loan principal amount, determined on a case by case basis; • Interest provision is 100%. In addition, a general provision is made on the outstanding principal.
Loss	• Loss recovery is assessed to be insignificant with no security available as alternative recourse.	• 100% of loan principal and interest. In addition, a general provision is made on the outstanding principal.

DBSH Group may also apply a split classification in appropriate cases. For instances, where a loan is partially secured, the portion covered by collateral may be classified as Substandard while the unsecured portion of the loan will be classified as Loss.

Loans are classified as restructured loans when concessions are granted to the original contractual terms for reasons related to the financial difficulties of the borrower. A restructured loan is generally graded as substandard or worse. Such loans are not returned to non-classified status until specific conditions have been met, including a reasonable period of sustained performance under the restructured terms.

Non-performing loans

The volume of non-performing loans ("NPLs") declined to $3.8 billion at the end of December 2003. Approximately $1.4 billion of restructured NPLs continues to be included in the total volume of NPLs.

The ratio of NPLs to the total non-bank loans ("NPL rate") decreased from 6.1% at the end of December 2002 to 5.2% at the end of December 2003. The NPL rates for Singapore, Hong Kong and regional countries operations improved to 3.3%, 2.9% and 19% respectively at the end of December 2003 due to reduction in non-bank NPLs and higher loan base.

The Group's Hong Kong credit card business recorded a 1.5% delinquent loan rate for 90 days past due. The net charge-off rate for 2003 was 10.8%, down from the 11.8% in 2002. The lower charge-off rate reflects the improving economic condition in Hong Kong.

Group NPLs


$ millions
%
10,000
8,000
6,000
4,000
2,000
20
16
12
8
4
8,149
13.0
4,411
4,512
4,224
3,780
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
S'pore
Hong Kong
5RC (excl DTDB(1))
DTDB
Other Countries
NPL/Loans(2)

Notes:

(1) DTDB: DBS Thai Danu Bank Public Company Limited.

(2) NPL rate is computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

%	2003	2002
	At December 31	
Customer NPLs as a % of Gross customer loans and advances	5.2	6.1
Total NPLs as a % of total assets	2.4	2.8

Regional NPLs and associated specific provisions

At December 31

In $ millions	2003 NPLs	2003 Specific provisions	2002 NPLs	2002 Specific provisions
Malaysia	233	93	329	119
Indonesia	55	17	110	45
Thailand (excluding DTDB)	188	81	197	86
Korea	17	–	17	–
The Philippines	8	2	37	22
	501	193	690	272
DTDB	1,044	378	905	372
Total regional countries	1,545	571	1,595	644
Hong Kong	643	190	772	227
China	130	59	167	63
Total	2,318	820	2,534	934

NPLs and associated specific provisions by business segments

At December 31

In $ millions	2003 NPLs	2003 Specific provisions	2002 NPLs	2002 Specific provisions
Consumer Banking	638	224	593	203
Enterprise Banking	791	276	974	271
Investment Banking	1,737	551	2,072	742
Others (1)	614	272	585	295
Total	3,780	1,323	4,224	1,511

Note:

(1) Refers to NPLs under special asset management in DTDB.

Loan grading

As at end December 2003, the percentage classification of NPLs into substandard, doubtful and loss categories remains relatively unchanged compared to end December 2002.

Of the total $3.8 billion NPLs as at the end of December 2003, 73% were classified as substandard, 5% as doubtful and the remaining 22% in the loss category.

NPLs and associated specific provisions by loan grade

At December 31

In $ millions	2003 NPLs	2003 Specific provisions	2002 NPLs	2002 Specific provisions
Sub-standard	2,777	409	3,114	436
Doubtful	204	143	252	181
Loss	799	771	858	894
Total	3,780	1,323	4,224	1,511

Cumulative specific and general provisions

Total cumulative specific and general provisions ("SP" and "GP") at the end of December 2003 was 124% of unsecured NPLs and 63% of total NPLs.



$ millions
%
5,000
4,000
3,000
2,000
1,000
500
400
300
200
100
4,286
2,286
2,719
2,500
2,387
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

%	At December 31 2003	2002
Total cumulative loan loss provisions as a % of:		
Total assets	**1.5**	1.7
Total NPLs	**63**	59

Approximately 49% of the total NPLs were secured by collateral.

Secured NPLs and associated collateral

In $ millions	At December 31 2003	2002
Unsecured NPLs	**1,926**	2,071
Collateral type of secured NPLs	**1,854**	2,153
Properties	**1,577**	1,756
Shares and debentures	**99**	145
Vessels and aircraft	**21**	36
Fixed deposits	**23**	33
Others	**134**	183
Total	**3,780**	4,224

Customer deposits

At December 31, 2003, DBSH Group's customer deposits were $108 billion, an increase of 6.6% as compared with $101.3 billion at December 31, 2002, contributed mainly by higher savings account balances (refer to Note 18 to the financial statements for detailed breakdown).

Shareholders' funds and liabilities

In 2003, approximately 68% of its funding requirements were met by deposits. Although DBSH Group's funding consists primarily of short term deposits, customers often roll over their deposits at maturity, thus providing DBSH Group with a stable source of long-term funds.

Other major sources of funds include borrowings from offshore currency markets, domestic money markets in countries in which DBSH Group operates and has bilateral arrangements with financial institutions in various countries.

	At December 31	
In $ millions	2003	2002
Shareholders' funds	**14,896**	14,237
Customer deposits	**108,041**	101,315
Interbank liabilities	**7,497**	4,877
Other borrowings and other liabilities	**29,161**	29,016
Total	**159,595**	149,445

Unrealised valuation surpluses

Unrealised valuation surpluses in properties and quoted investment securities not recognised in the accounts amounted to $860 million at the end of December 2003.


$ millions
1,500
1,200
900
600
300
1,416
589
1,175
498
905
337
834
347
860
436
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Quoted investments
Properties

Capital adequacy ratio

DBSH's capital management policies are to diversify its sources of capital, to allocate capital efficiently and to maintain a prudent relationship between the capital and the risks of its underlying business. DBSH Group monitors the capital adequacy position and market conditions to determine desirability and timing of raising additional capital. In determining capital requirements, DBSH Group projects business growth, capital investment plans, earnings and reserve requirements.

	At December 31	
In $ millions	2003	2002
Tier I capital		
Paid ordinary/preference shares	1,556	1,555
Disclosed reserves/others	8,068	6,838
	9,624	8,393
Tier II capital		
Asset revaluation reserves	209	92
Cumulative general provisions	768	682
Subordinated debts	3,531	3,696
Deductions against capital	(247)	(237)
	4,261	4,233
Total capital	13,885	12,626
Risk weighted assets including market risks	92,067	81,239
Capital adequacy ratio (%)		
Tier I ratio	10.5	10.3
Tier II ratio	4.6	5.2
Total (Tier I & II) ratio	15.1	15.5

At end of December 2003, the total Capital Adequacy Ratio ("CAR") for the DBSH Group, measured according to the Bank for International Settlements guidelines was 15.1%, of which Tier I CAR was 10.5%.



%
25
20
15
10
5
19.2
3.5
15.7
18.9
4.5
14.4
17.4
5.2
12.2
15.5
5.2
10.3 (1)
15.1
4.6
10.5
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Tier I
Tier II

Note:

(1) Compared to end December 2001, the reduction in the Tier I CAR ratio was primarily due to the deduction of additional goodwill with DBS' purchase of the DBS Diamond Holdings Limited minority interest.

Critical accounting estimates

DBSH Group's accounting policies and use of estimates are integral to understanding the results reported. The Group's accounting estimates require management's judgement to ascertain the valuation of assets and liabilities. Detailed policies and control procedures have been established to ensure that valuation methods, including any judgements made, are well controlled, independently reviewed and applied consistently. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The Group believes its estimates for determining the valuation of its assets and liabilities are appropriate.

The following is a brief description of DBSH Group's critical accounting estimates involving management valuation judgements.

Provisioning policy

It is DBSH Group's policy to establish, through charges against profit, a provision in respect of the estimated loss inherent in the lending book. The provision consists of an element which is specific to individual counterparties and also a general element which, whilst determined as reflecting losses already within the lending book, cannot be specifically applied. In addition to general and specific provisions, DBSH Group also holds a country risk provision. The overall provision should represent the aggregate amount by which management considers it necessary to write down its loan portfolio in order to state it in the balance sheet at its estimated ultimate net realisable value.

Specific element of the provision

In determining the specific provisions, management considers the amount of the loan and its other commitments to the borrower, the payment history of the borrower, the borrower's business prospects, the collateral value of the loan (how easily it could be realised and for how much) and the costs to obtain repayment. When a loan is classified, specific provision will be provided based on a percentage of the difference between the loan principal and its related collateral value (the unsecured portion). The actual percentage provided would depend on management's judgement and whether the loan is graded "Substandard", "Doubtful" or "Loss". The quantum of the provision is directly impacted by the collateral value and this in turn, may be discounted in certain circumstances to recognise the impact of forced sale or quick liquidation.

General element of the provision

The general element of the provision is made to cover losses which, although not specifically identified, are known from experience to exist in any loan portfolio.

Loan interest

DBSH Group stops accruing interest once a loan has been classified as non-performing. However, the fact that a loan is classified does not remove the Group's entitlement to interest income; it merely cast doubt on whether the Group will be able to collect it.

Write-offs

For loans managed on an individual basis, DBSH Group would consider writing off a portion of the loan when recovery action has been instituted, and the loss can be determined with reasonable certainty. For loans managed on a portfolio basis, the policy is to write off loans that are overdue after 180 days. DBSH Group continues to make every effort to recover amounts owing, even after write-offs have been recorded.

Fair value of financial instruments

DBSH Group carries its debts and equity securities held for trading at fair value. Fair value is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Group's trading or investment strategy. The majority of the firm's assets reported at fair value are based on quoted market prices or on internally developed models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates. The valuation process takes into consideration factors such as liquidity and concentration concerns, and for the derivative portfolio, counterparty credit risk. Management applies judgement in determining the factors used in the valuation process. Also, judgement must be applied in estimating prices for less readily observable external parameters. Finally, other factors such as model assumptions, market dislocations and unexpected correlations can affect estimates of fair value. Imprecision in estimating these factors can impact the amount of revenue or loss recorded for a particular position.

In $ millions	Note	2003	2002[1]
		Year ended December 31	
Interest income		3,640	4,406
Less: Interest expense		1,265	1,761
Net interest income	5	2,375	2,645
Fee and commission income	6	884	797
Dividends	7	51	28
Rental income	8	36	32
Other income	9	852	644
Income before operating expenses		4,198	4,146
Less: Staff costs		865	911
Other operating expenses		976	940
Goodwill amortisation		430	278
Operating expenses	10	2,271	2,129
Operating profit before provisions		1,927	2,017
Less: Provision for possible loan losses and diminution in value of other assets	11	541	544
Operating profit		1,386	1,473
Add: Share of profits less losses of			
– associated companies		54	50
– joint venture companies		(3)	(5)
Net profit before taxation		1,437	1,518
Less: Taxation	12	337	298
Share of taxation of associated companies		12	13
Share of taxation of joint venture companies		–	–
Net profit after taxation		1,088	1,207
Less: Minority interests		63	110
Net profit attributable to members		1,025	1,097
Earnings per ordinary share	13		
– Basic		68 Cents	74 Cents
– Diluted		66 Cents	71 Cents
Earnings per ordinary share (excluding goodwill amortisation)	13		
– Basic		98 Cents	93 Cents
– Diluted		94 Cents	89 Cents

[1] Figures for 2002 have been restated to reflect the changes in accounting policy (Note 2.2)

(see notes on pages 56 to 122, which form part of these financial statements)

In $ millions	Note	2003	2002[1]
		As at December 31	
SHARE CAPITAL AND RESERVES			
Share capital	15	**1,556**	1,555
RESERVES			
Share premium account	16.1	**2,171**	2,163
Non-distributable reserves	16.2	**6,499**	6,324
Revenue reserve	16.3	**4,670**	4,195
		13,340	12,682
SHAREHOLDERS' FUNDS		**14,896**	14,237
MINORITY INTERESTS	17	**1,125**	1,273
LIABILITIES			
Deposits and balances of banks		**7,497**	4,877
Deposits and other accounts of non-bank customers	18	**108,041**	101,315
Bills payable		**363**	522
Current taxation		**500**	414
Deferred tax liabilities	19	**104**	120
Other liabilities	20	**15,772**	15,992
Other borrowings		**424**	563
Other debt securities in issue	21	**5,180**	4,346
Subordinated term debts	22	**5,693**	5,786
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	37	**159,595**	149,445
ASSETS			
Cash, and balances and placements with central banks		**5,007**	2,187
Singapore Government securities and treasury bills	23	**11,438**	9,017
Trading securities	24	**6,433**	3,672
Balances, placements with, and loans and advances to banks		**27,472**	38,767
Bills receivable from non-bank customers	25	**1,481**	1,574
Loans and advances to non-bank customers	25	**62,854**	59,135
Investment securities	27	**22,828**	14,591
Associated and joint venture companies	30	**547**	521
Goodwill	31	**7,371**	7,693
Fixed assets	32	**2,016**	2,261
Deferred tax assets	19	**129**	125
Other assets	33	**12,019**	9,902
TOTAL ASSETS	37, 40	**159,595**	149,445
OFF BALANCE SHEET ITEMS			
Contingent liabilities	34	**6,984**	7,276
Commitments	35	**60,173**	58,602
Financial derivatives	36	**1,256,240**	778,767

[1] Figures for 2002 have been restated to reflect the changes in accounting policy (Note 2.2)

(see notes on pages 56 to 122, which form part of these financial statements)

In $ millions	Year ended December 31 2003	2002[1]
Cash flows from operating activities		
Net profit before taxation	1,437	1,518
Adjustments for non-cash items:		
Provision for possible loan losses and diminution in value of other assets	541	534
Depreciation of fixed assets	168	172
Goodwill amortisation	430	278
Share of profits of associated and joint venture companies	(51)	(45)
Net gain on disposal of fixed assets	(3)	(10)
Net gain on disposal of investment securities	(183)	(214)
Operating profit before changes in operating assets & liabilities	2,339	2,233
Increase/(Decrease) in:		
Deposits and other accounts of non-bank customers	6,726	(5,456)
Deposits and balances of banks	2,620	(3,569)
Other liabilities including bills payable	3,082	3,363
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	(2,431)	168
Trading securities	(2,761)	53
Accounts receivable and other assets	(2,332)	(4,154)
Balances, placements with, and loans and advances, to other banks	11,277	2,348
Loans and advances to non-bank customers including bills receivable	(4,008)	7,166
Tax paid	(272)	(216)
Net cash generated from operating activities (1)	14,240	1,936
Cash flows from investing activities		
Disposal of subsidiary companies	–	32
Acquisition of additional interest in subsidiary companies	(3,654)	(1)
Dividends from associated companies	32	28
Purchase of fixed assets	(85)	(112)
Net increase in investment securities	(7,963)	(3,135)
Proceeds from disposal of fixed assets	82	184
Net cash used in investing activities (2)	(11,588)	(3,004)
Cash flows from financing activities		
Increase/(Decrease) in:		
Share capital and share premium	9	11
Debt securities and borrowings	602	205
Dividends paid to shareholders of DBSH	(364)	(364)
Dividends paid to minority shareholders of subsidiary companies	(68)	(146)
Net cash generated from/ (used in) financing activities (3)	179	(294)
Exchange translation adjustments (4)	(11)	(43)
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	2,820	(1,405)
Cash, and balances and placements with central banks as at January 1	2,187	3,592
Cash, and balances and placements with central banks as at December 31	5,007	2,187

[1] Figures for 2002 have been restated to reflect the changes in accounting policy (Note 2.2)

(see notes on pages 56 to 122, which form part of these financial statements)

Year ended December 31

In $ millions	Note	Ordinary shares	Non-voting convertible preference shares (CPS)	Non-voting redeemable CPS	Total share capital	Share premium	Non-distributable reserve	Revenue reserve	Total reserves
2003									
Balance at January 1, 2003		1,469	20	66	1,555	2,163	6,324	4,403	12,890
Effect of changes in accounting policy:									
– valuation of trading securities	2.2.1							47	47
– minority interest	2.2.2							(255)	(255)
Balance at January 1, 2003 (as restated)		1,469	20	66	1,555	2,163	6,324	4,195	12,682
Exercise of share options	15.1	1			1	8			8
Conversion of DBSH non-voting CPS to ordinary shares	15.2	#	#		–				-
Net exchange translation adjustments during the year							(11)		(11)
Appropriation from profit and loss account							186	(186)	-
Net profit attributable to members								1,025	1,025
Final dividends paid on ordinary and preference shares for the previous year								(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year								(170)	(170)
Balance at December 31, 2003		1,470	20	66	1,556	2,171	6,499	4,670	13,340
2002[1]									
Balance at January 1, 2002		1,447	25	66	1,538	1,958	6,144	3,973	12,075
Effect of changes in accounting policy:									
– valuation of trading securities	2.2.1							(9)	(9)
– minority interest	2.2.2							(279)	(279)
Balance at January 1, 2002 (as restated)		1,447	25	66	1,538	1,958	6,144	3,685	11,787
Exercise of share options		2			2	9			9
Conversion of DBSH non-voting CPS to ordinary shares		5	(5)		–				–
Issue of ordinary shares for acquisition		15			15	196			196
Net exchange translation adjustments during the year							(43)		(43)
Appropriation from profit and loss account							223	(223)	–
Net profit attributable to members								1,097	1,097
Final dividends paid on ordinary and preference shares for the previous year								(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year								(170)	(170)
Balance at December 31, 2002		1,469	20	66	1,555	2,163	6,324	4,195	12,682

\# Amount under $500,000

[1] Figures for 2002 have been restated to reflect the changes in accounting policy (Note 2.2)

(see notes on pages 56 to 122, which form part of these financial statements)

DBS GROUP HOLDINGS LTD – HOLDING COMPANY
Profit and loss account

In $ millions	Note	Year ended December 31 2003	2002
Dividends	7	170	1,923
Interest income		#	1
Income before operating expenses		170	1,924
Less: Operating expenses		6	(4)
Operating profit before provisions		164	1,928
Less: Provision for possible loan losses and diminution in value of other assets		–	#
Operating profit		164	1,928
Less: Taxation	12	#	423
Net profit after taxation		164	1,505
Revenue reserve brought forward		3,201	2,060
Less: Final dividend on ordinary shares of 16% net of 22% tax paid for the previous financial year		183	183
Final dividend on DBSH non-voting convertible preference shares ("CPS") and non-voting redeemable CPS of 16% net of 22% tax paid for the previous financial year		11	11
Interim dividend on ordinary shares of 14% less 22% tax paid for the current financial year		161	160
Interim dividend on DBSH non-voting CPS and non-voting redeemable CPS of 14% less 22% tax paid for the current financial year		9	10
Revenue reserve carried forward		3,001	3,201

Amount under $500,000

(see notes on pages 56 to 122, which form part of these financial statements)

DBS GROUP HOLDINGS LTD – HOLDING COMPANY
Balance sheet

In $ millions	Note	As at December 31 2003	2002
SHARE CAPITAL AND RESERVES			
Share capital	15	1,556	1,555
Share premium account	16.1	2,171	2,163
Capital redemption reserve	16.2	28	28
Revenue reserve		3,001	3,201
SHAREHOLDERS' FUNDS		6,756	6,947
LIABILITIES			
Current taxation		#	#
Deferred tax liabilities		#	–
Other liabilities		9	4
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS		6,765	6,951
ASSETS			
Trading securities		–	#
Balance, placements with, and loans and advances to other banks		3	4
Subsidiary companies	29.1	6,762	6,947
TOTAL ASSETS		6,765	6,951

Amount under $500,000

(see notes on pages 56 to 122, which form part of these financial statements)

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. GENERAL

The consolidated financial statements of DBS Group Holdings Ltd ("DBSH") for the year ended December 31, 2003 were approved and authorised for issue by the Board of Directors on February 20, 2004.

The consolidated financial statements are expressed in Singapore dollars. DBSH is incorporated and domiciled in Singapore. It is an investment holding company. The principal activities of the subsidiary companies of DBSH are disclosed in Notes 29.2 and 29.3.

The registered office of DBS Group Holdings Ltd is located at 6 Shenton Way, DBS Building Tower One, Singapore 068809.

Key details of DBS Bank Ltd (formerly known as The Development Bank of Singapore Ltd) ("DBS Bank")'s financial statements are included as supplementary information to these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by DBSH and its subsidiary companies ("DBSH Group") and, except where noted, are consistent with those applied in the previous financial year. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

2.1 BASIS OF PRESENTATION

2.1.1 These financial statements of DBSH Group are prepared in accordance with the historical cost convention, modified by the revaluation of certain treasury instruments to market value.

The financial statements comply with Singapore Financial Reporting Standards ("FRS") including related Interpretations promulgated by the Council on Corporate Disclosure and Governance ("CCDG"). The financial statements were previously prepared in accordance with the Singapore Statements of Accounting Standard ("SAS"). The transition from SAS to FRS has no material impact on the financial statements of DBSH Group.

2.1.2 FRS 39, "Financial Instruments: Recognition and Measurement" has been adopted by the CCDG during the financial year but the Standard will be effective from January 1, 2005. The implementation of FRS 39 is expected to have a significant impact on certain financial assets and liabilities. An opening adjustment to reserve will also be required, representing unrealised gains or losses on financial assets recorded as available for sale, and derivatives designated as cash flow hedges.

2.2 CHANGES IN SIGNIFICANT ACCOUNTING POLICY

2.2.1 Valuation of Trading Securities

The Monetary Authority of Singapore revised MAS Notice 605 during the third quarter of 2003, allowing for the measurement of trading book positions at fair value. Following the revision, DBSH Group revised its classification guidelines and measurement of its trading and investment securities.

Prior to the revision, Singapore Government securities and other trading securities were separately stated at cost (adjusted for amortisation of premium or discount) less provision. Provision was made based on the shortfall between cost and market value determined on an aggregate portfolio basis and recognised as a charge to the profit and loss account as they arise.

With the revision, a security is classified as held for trading if it is acquired or incurred principally for the purpose of generating a profit from short-term fluctuations in price or dealer's margin. A security is also classified as held for trading if it is part of a portfolio for which there is evidence of a recent actual pattern of short-term profit-taking, regardless of why it was acquired. These securities are recorded at fair value on the balance sheet, with changes in fair value recorded in "Other income" in the profit and loss account.

Securities that are not classified as held for trading are classified as investment securities. These securities are stated at cost less provision. Specific provision is made for an individual investment when there has been a diminution in value, except where such diminution is temporary, and is charged to the profit and loss account as they arise. In addition, for corporate debt securities, a general provision charge in line with the Group's existing provisioning policies is also recorded in the profit and loss account.

The accounting policy change has been applied retroactively, and the comparable financial results for the Group have been restated to conform to the new accounting policy.

As a result of the change, the net profit attributable to members ("NPAM") of the Group for 2003 was $7 million higher than it would have been had the change not been made. Accordingly, the previously reported NPAM for 2002 increased by $56 million and the beginning revenue reserves at January 1, 2002 decreased by $9 million.

2.2.2 Minority Interest

The minority interest in DBSH Group financial statements for DBS Thai Danu Bank Public Company Limited ("DTDB") had been in debit balance since 1998. A debit minority interest balance arises where the losses applicable to the minority in the consolidated subsidiary company exceed the minority's share of the equity of that company.

The published financial statements of DTDB are prepared under Thai Generally Accepted Accounting Principles ("GAAP") and show that DTDB has positive net assets. However, there are significant differences in accounting for loan provisions* under Thai and Singapore regulatory guidelines and consequently, when Singapore guidelines are applied to the minority's share of DTDB's net assets, a debit balance arises in the DBSH consolidated financial statements.

At December 31, 2003, the Board of Directors and management reviewed the current accounting policy with regard to losses applicable to the DTDB minority shareholders in the light of FRS 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries". Under FRS 27, any losses in excess of the interest in the equity of the subsidiary applicable to the minority are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. Accordingly, the Board of Directors and management have decided that the losses applicable to the DTDB minority shareholders that is in excess of their interest in the equity of DTDB will be absorbed by the majority in line with FRS 27.

As a result, the accounting treatment on the minority interest balance has been revised and applied retroactively. The impact on the current financial year was immaterial. The previously reported NPAM for 2002 increased by $24 million and the beginning revenue reserves at January 1, 2002 decreased by $279 million.

* There is a difference in regulatory guidelines for recording bad and doubtful debt provisions in DTDB in Thailand and DBSH Group in Singapore. The higher debt provisions carried in DBSH Group's accounts are not represented by actual crystallised losses or provisions at DTDB at this point in time. But it reflects the losses which would also be borne by the minority should the provisions recorded in DBSH's accounts crystallise as losses in DTDB's accounts.

2.3 BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of DBSH and its subsidiary companies. These subsidiary companies are companies in which DBSH has an interest of more than 50% in the issued share capital at balance sheet date or other entities (including Special Purpose Entities ("SPEs")) in which the Group, directly or indirectly, has power to govern the financial and operating policies. The names of these SPEs are disclosed in Note 29.4. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

The results of subsidiary companies acquired or disposed of during the year are included from the date of acquisition or up to the date of disposal except for those investments that are excluded for reasons as disclosed in Note 29.2. All significant intercompany balances and transactions are eliminated on consolidation. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by DBSH.

2.4 SUBSIDIARY COMPANIES

Investments in subsidiary companies (as defined in Note 2.3) are stated in the financial statements of DBSH and its subsidiary companies at cost less impairment losses.

2.5 ASSOCIATED AND JOINT VENTURE COMPANIES

Associated companies are companies in which DBSH Group has an equity interest of between 20% and 50% and over whose financial decisions and operating policies DBSH Group exercises significant influence. A joint venture is a contractual arrangement whereby DBSH Group and its joint venture partners undertake an economic activity, which is subject to joint control, and none of the parties involved unilaterally have control over the economic activity.

Investments in associated and joint venture companies are stated in the financial statements of DBSH and its subsidiary companies at cost less impairment losses. At DBSH Group, these are accounted for by the equity method of accounting. DBSH Group's share of the results of its associated and joint venture companies are included in the consolidated profit and loss account. DBSH Group's share of the post acquisition reserves of its associated and joint venture companies are included in the carrying value of its investments in associated and joint venture companies in the consolidated balance sheet. The results of the associated and joint venture companies are taken from the latest audited accounts or unaudited management accounts of the associated and joint venture companies concerned, prepared at dates not more than three months prior to the end of the financial year of DBSH Group.

Unrealised gains on transactions between DBSH Group and its associated and joint venture companies are eliminated to the extent of the Group's interest in these companies; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Equity accounting is discontinued when the carrying amount of the investment in an associated and joint venture company reaches zero, unless DBSH Group has incurred obligations or guaranteed obligations in respect of these companies.

2.6 GOODWILL

Goodwill may arise on the acquisition of subsidiary companies or business undertakings. It represents the excess of the cost of an acquisition over the fair value of DBSH Group's share of the identifiable net assets of the acquired subsidiary companies or business undertakings at the date of acquisition. Goodwill on the acquisition of subsidiary companies or business undertakings occurring on or after January 1, 2001 is reported in the balance sheet as an intangible asset and is amortised using a straight-line method over its estimated useful life, subject to a maximum of 20 years. Goodwill on acquisitions of subsidiary companies or business undertakings that occurred prior to January 1, 2001 was charged in full to reserves in shareholders' equity; such goodwill has not been retroactively capitalised and amortised.

On the acquisition of a foreign subsidiary company, goodwill arising is determined initially in the applicable foreign currency and will be translated into Singapore dollars at the exchange rate prevailing at the date of acquisition. The goodwill in Singapore dollars determined at the date of acquisition is the carrying value, which will be subsequently amortised.

The carrying value of goodwill is reviewed periodically or when circumstances or events indicate that there may be uncertainty over the carrying amount. Goodwill will be written down for impairment when the net present value of the forecast future cash flows of the business are insufficient to support the carrying value.

2.7 FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated into Singapore dollars using the closing exchange rate at balance sheet date. Income and expenses are translated using exchange rates at the transaction date. All resulting changes are recognised in the profit and loss account.

The income statement of foreign entities not reporting in Singapore dollars are translated at the average rates of exchange. Balance sheets are translated at closing rate. Exchange differences arising from the retranslation of opening foreign currency net investments and the related cost of hedging and exchange differences resulting from retranslation of the result for the year from average rate to the year end rate are accounted for in reserves.

2.8 CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with the central banks.

2.9 LOANS AND ADVANCES

Loans and advances are carried at recoverable amounts i.e. outstanding balances after deduction of provisions for bad and doubtful debts.

Loans are classified in accordance with MAS' guidelines as well as internal loan grading policies. These classifications, and underlying collateral valuations, are used to determine the amount of provision required. MAS' guidelines require banks to classify their loan portfolios into five categories – two categories for performing loans (Pass and Special Mention) and three categories for classified, or non-performing loans (Substandard, Doubtful or Loss).

When concessions are granted to the original terms of the loan for reasons that related to the financial difficulties of the borrower, the loan is considered a Restructured Loan. A Restructured Loan is generally graded as Substandard or worse. Restructured Loans are not returned to performing status until specific conditions have been met, including there being no longer any reasonable doubt regarding the timely collection of principal and interest and there having been a reasonable period of sustained performance under the restructured terms.

2.10 PROVISION FOR LOAN LOSSES

Provision for loan losses comprise specific provisions against certain loans and advances and a general provision on total loans and advances.

A specific provision is made when a loan is classified as Substandard or worse and there is insufficient collateral security or other unencumbered assets available to repay loans in full. Specific provisions are based on several factors including: loan amount, other commitments to the borrower, the borrower's payment history and business prospects, collateral value, and the estimated costs to obtain repayment. The actual percentage provided depends on management's judgement and whether the loan is graded Substandard, Doubtful, or Loss. Substandard loans will generally have a specific provision of 10% to 49% of the unsecured principal amount. Doubtful loans will typically have a specific provision of 50% to less than 100% of the unsecured principal amount, and Loss grade loans are provisioned at 100% of the unsecured principal amount. Interest on Substandard and worse loans is provisioned at 100% of the accrued amount.

General provisions are maintained for losses that can reasonably be expected to arise, based on historical experience, from the existing overall loan portfolio over its remaining life but which are not yet identifiable. In determining the level of general provision, reference is also made to country conditions, the composition of the portfolio and industry practices.

In the case of loans managed on an individual basis, bad debts are written off against provisions when recovery action has been instituted and the losses can be determined with reasonable certainty. For loans managed on a portfolio basis, unsecured bad debts are written off against provisions when amounts owing are 180 days past due while secured bad debts are written off to provisions when the collateral has been disposed of or sold. DBSH Group continues to make every effort to recover amounts owing, even after write-offs have been recorded.

2.11 DEBT SECURITIES AND EQUITIES

2.11.1 Singapore Government Securities and Treasury Bills

With the change in accounting policy as disclosed in Note 2.2.1, Singapore Government securities and treasury bills classified for trading purposes are recorded at fair value on the balance sheet, with changes in fair value recorded in "Other income" in the profit and loss account, while those classified for investment purposes are stated at cost less provision. Provision is made for the investment portfolio when there is deemed to be a permanent diminution in value and this is recognised as a charge to the profit and loss account as they arise.

2.11.2 Trading Securities

With the change in accounting policy as disclosed in Note 2.2.1, trading securities are recorded at fair value on the balance sheet, with changes in fair value recorded in "Other income" in the profit and loss account. Where the market price may not be achievable as a result of operating in illiquid markets, appropriate adjustments to the market value are made.

2.11.3 Investment Securities

Investments in other government securities and treasury bills, equity securities and debt securities not classified as held for trading are classified as investment securities, and are stated at cost less provision. Specific provision is made for an individual investment when there has been a diminution in value, except where such diminution is temporary and is recognised as a charge to the profit and loss account as they arise. General provision is made for corporate debt securities for possible losses that may arise, but which are not yet identifiable.

2.12 Repurchase and Reverse Repurchase Agreements ("Repos" and "Reverse Repos")

Repos are treated as collateralised borrowing and the amount borrowed is shown as a liability. The securities sold under repos are treated as pledged assets and remain on the balance sheet as an asset, included in "Singapore Government securities and treasury bills" (Note 23), "Trading securities" (Note 24) and "Investment securities" (Note 27). Reverse repos are treated as collateralised lending and the amount lent is shown as an asset. The difference between the amount received and the amount paid under repos and reverse repos, is amortised as interest expense and interest income respectively on a straight-line basis.

2.13 Foreclosed Properties

Foreclosed properties are acquired in full or partial satisfaction of debts, and are accounted for at the lower of settlement or market value on an individual asset basis. The shortfall between the prevailing market value of the foreclosed asset and the related loan outstanding is recognised as a loss in the profit and loss account in the year the foreclosed properties are taken over in satisfaction of the debt. Market value is based on the appraised value of an independent appraiser less selling costs. The excess of the cost over the market value is recognised as a loss in the profit and loss account. Gains and losses on disposals of such properties are recognised in the profit and loss account at the date of disposal.

2.14 Fixed Assets, including Investment Properties

Fixed assets are stated at historical cost less accumulated depreciation. The basis of depreciation is as follows:

2.14.1 Leasehold land, where the balance of the leasehold period is 100 years or less, is amortised over the remaining period of the lease. No amortisation is made on freehold land and on leasehold land where the unexpired lease period is more than 100 years.

2.14.2 Buildings, excluding plant and machinery installed therein, are depreciated on a straight-line basis over their useful lives estimated at 50 years or over the period of the respective leases, whichever is shorter.

2.14.3 Computer software costs are capitalised and amortised on a straight-line basis over the estimated useful lives of the software ranging from 3 to 5 years.

2.14.4 Other fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:

Plant and machinery	5 – 15 years
Computer hardware and office equipment	1 – 10 years
Furniture and fittings	1 – 10 years

The estimated useful lives of these fixed assets are assessed on a periodic basis to ensure that they continue to be appropriate.

Fixed assets are periodically reviewed for impairment. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposals of fixed assets are determined by reference to their carrying amount and are taken into account in determining operating profit.

2.15 TREASURY RELATED OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The accounting treatment applied to treasury related off-balance sheet financial instruments, including forwards, swaps, futures and options, is based upon the intention for entering into the transactions as elaborated below.

2.15.1 Non-Trading Transactions

Derivatives may be used to hedge interest rate, exchange rate or other price exposures that are inherent in the assets and liabilities of DBSH Group.

The criteria required for a derivative instrument to be classified as a designated hedge are:

(i) the derivative instrument must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities, other positions or cashflows being hedged; and

(ii) there is adequate evidence of the intention to hedge. Linkage with the underlying risk inherent in the assets, liabilities, other positions or cashflows being hedged, must be established at the outset of the transaction.

Profits and losses on derivatives entered into for specifically designated hedging purposes against assets, liabilities, other positions or cashflows measured on an accrual accounting basis are included in the related category of income or expense in the profit and loss account on the same basis as that arising from the underlying hedging transactions.

Hedging transactions, which have been superseded, cease to be effective or are terminated prior to the end of the life of the assets, liabilities, other positions or cashflows being hedged, are measured at fair value. Any profit or loss arising from the fair value measurement is deferred and amortised as interest income or expense in the profit and loss account over the remaining life of the items previously being hedged.

When the underlying assets, liabilities, other positions or cashflows are terminated prior to the hedging transactions, or anticipated transactions are no longer likely to occur, the hedging transactions are measured at fair value prior to being transferred to the trading portfolio. The profit or loss arising from the fair value measurement prior to the transfer to the trading portfolio is included in the category of income and expense in the profit and loss account relating to the previously hedged transactions.

2.15.2 Trading Transactions

Derivative transactions, which do not meet the criteria to be designated as hedges, are deemed to be trading transactions except as described in Note 2.15.1.

Transactions undertaken for trading purposes are stated at fair value. Quoted market prices, when available, are used to determine the fair values of derivatives held for trading. Where mid prices are used, a bid-offer spread adjustment will be made to ensure that all long positions are marked to bid prices and short positions to offer prices. In addition, where appropriate, a liquidity adjustment is made when a market price may not be achievable as a result of certain material positions held by DBSH Group and a model reserve is set aside for positions where the models used may be a proxy or there may be numerical uncertainty within certain ranges.

Resultant gains and losses from changes in fair value of trading transactions are recognised as "Other income" in the profit and loss account. Unrealised valuation gains or losses are included in "Other assets" or "Other liabilities" respectively.

2.16 OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.17 INTEREST INCOME

Interest income is recognised on an accrual basis.

Interest earned but not received on non-performing loans is not recognised as income in the profit and loss account until receipt. All interest accrued previously and recognised in the profit and loss account is reversed from interest income once a loan is classified as non-performing.

Amortisation of premiums and discounts are recognised as interest expense or interest income on a straight-line basis over the life of the asset or liability.

2.18 FEE AND COMMISSION INCOME

Fee and commissions are recognised in the profit and loss account as and when the service is performed and when considered recoverable. Fee income relating to loans and guarantees is recognised over the period during which the related service is provided or credit risk is undertaken. Where a fee is charged in lieu of interest, such fee is amortised over the same period as the related income is recognised.

2.19 DIVIDENDS

Dividends from equities are recognised when declared payable.

2.20 STAFF COSTS, EQUITY COMPENSATION AND SHARE OPTION PLANS

DBSH Group has adopted a total compensation package that consists of base pay, cash bonuses, other staff-related allowances and long-term incentive schemes/plans. These long-term incentives are the DBSH Share Ownership Scheme, the DBSH Performance Share Plan, the DBSH Employee Share Plan, the DBSH Share Option Scheme and the DBSH Share Option Plan. The details of these share schemes/plans are described in the Directors' Report and Note 14.

Remuneration expenses on base pay, cash bonuses, contributions to defined contribution plans, e.g., the Central Provident Fund, other staff-related allowances and contributions to the DBSH Share Ownership Scheme are recognised in the profit and loss account once incurred. For defined contribution plans, contributions are made to publicly or privately administered funds on a mandatory, contractual or voluntary basis. Once the contributions have been paid, DBSH Group has no further payment obligations.

For the DBSH Performance Share Plan and the DBSH Employee Share Plan, a trust is set up for each share plan. The shares purchased are recorded as "Other assets" in the balance sheet at cost less provision for diminution in value. When the shares are awarded, remuneration expenses are computed using the average purchase price (adjusted for provision for diminution in value) and recognised in the profit and loss account on a straight-line basis over the relevant performance period.

Options granted under the DBSH Share Option Scheme and the DBSH Share Option Plan are not recognised as remuneration expenses. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (par value) and share premium accounts.

Employee entitlement to annual leave is recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

2.21 OPERATING LEASES

Operating leases are charged to the profit and loss account on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period when termination takes place.

2.22 TAXATION

The current taxation charged to the profit and loss account represents tax at the current rate based on taxable profits earned during the financial year. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

The principal temporary differences arise from depreciation of fixed assets, provision for loan losses, tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

2.23 PROVISIONS AND OTHER LIABILITIES

Provisions are recognised when DBSH Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.24 SHARE CAPITAL

Ordinary shares, non-voting convertible preference shares and non-voting redeemable convertible preference shares with discretionary dividends are classified as equity.

Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

2.25 FIDUCIARY ACTIVITIES

Assets and income arising thereon together with related undertakings to return such assets to customers are excluded from the financial statements where DBSH Group acts in a fiduciary capacity such as nominee, trustee or agent.

2.26 BORROWINGS

Borrowings are recognised initially at "cost", being their issue proceeds (fair value of consideration received) net of transaction costs incurred.

2.27 DEPOSITS AND OTHER ACCOUNTS OF CUSTOMERS

These balances are stated at cost, which are the initial amount deposited.

2.28 PLACEMENTS WITH AND DEPOSITS OF BANKS

The balances due from and to banks are stated at the initial amount placed or deposited. Provision, if required, is made for any placements or loans considered to be doubtful of collection.

3. COMPARATIVES

The comparatives of the Group were restated to conform to the changes in accounting policy as described in Note 2.2. Where necessary, certain comparative figures were adjusted in order to provide proper comparison with current year's presentation.

4. SEGMENTAL PRESENTATION

The business segment results are prepared based on information and data generated from DBSH Group's internal financial reporting systems and adjusted to reflect the organisation's management reporting structure. The activities of DBSH Group are highly integrated and accordingly, internal allocation has to be made in preparing the segment information. As a result, amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation.

Unless otherwise stated, the analyses of geographical segments are generally based on the location of the office recording the transactions.

Descriptions of business and geographical segments are set out in Note 40.

5. NET INTEREST INCOME

Interest income comprises interest arising from various types of lending activities and includes interest on debt securities.

Interest expense comprises interest incurred on deposits and debt securities, and borrowings from financial institutions and other sources.

6. FEE AND COMMISSION INCOME

Fee and commission income comprises the following:

In $ millions	DBSH Group 2003	DBSH Group 2002
Stockbroking	169	119
Loan-related (include guarantees fees)	155	145
Trade and remittances	111	112
Deposit-related	103	108
Wealth management (unit trust distribution and bancassurance)	92	76
Credit cards	89	93
Investment banking	83	76
Fund management	38	36
Others	44	32
Total	884	797

7. DIVIDENDS

Dividends reflected in DBSH include gross dividend income received from DBS Bank.

Dividends reflected in DBSH Group include gross dividend income from trading and investment equity holdings.

8. RENTAL INCOME

Rental income represents income on the tenanted areas of the buildings owned by DBSH's subsidiary companies.

9. OTHER INCOME

Other income comprises the following:

In $ millions	DBSH Group 2003	DBSH Group 2002
Net gain on treasury activities, including structured investment products (a)	648	397
Net gain on investment securities (b)	183	214
Net gain on fixed assets	3	10
Others	18	23
Total	852	644

(a) Net gain on treasury activities include gains and losses from market making, structuring and trading of financial products including foreign exchange, securities, and interest rate/ credit/ equity/ foreign exchange derivatives, from proprietary and customer driven activities.

(b) Net gain on investment securities includes net gains and losses on debt securities, including Singapore Government securities, and equities in the investment portfolio. Included in 2002 was a $96 million gain from the sale of equity stake in Natsteel Ltd.

10. OPERATING EXPENSES

Operating expenses comprises the following:

In $ millions	DBSH Group 2003	DBSH Group 2002
Staff costs	865	911
Other operating expenses	976	940
– Technology-related expenses	287	228
– Occupancy expenses	203	219
– Revenue-related expenses	183	140
– Office administration expenses	76	91
– Other expenses	223	240
Restructuring and integration costs (Note 20.2)	4	22
Goodwill amortisation (Note 31)	430	278
Total	2,271	2,129

10.1 Staff costs include salaries, bonuses, contributions to defined contribution plans, e.g., the Central Provident Fund, and all other staff-related expenses (Note 2.20). Contributions to defined contribution plans were $58 million (2002: $60 million). At December 31, 2003, DBSH and its subsidiary companies employed 12,144 (2002: 12,035) staff.

10.2 Technology-related expenses include depreciation, hire and maintenance of computer hardware and software, fees for outsourcing certain technology-related functions, and other computer-related expenses.

Occupancy expenses include amounts incurred in the maintenance and service of buildings owned by DBSH's subsidiary companies, rental and depreciation expenses of office and branch premises, and other occupancy expenses.

Revenue-related expenses include commission and brokerage expenses, and other expenses directly related to revenue generation.

Office administration expenses include postage, printing & stationery, telecommunication and office equipment expenses.

Other expenses include advertising, professional and consultancy fees, security guard expenses and other general expenses.

10.3 For 2003, the restructuring and integration costs of $4 million was largely incurred by DBS Vickers Group.

10.4 Operating expenses include the following:

In $ millions	DBSH 2003	DBSH 2002	DBSH Group 2003	DBSH Group 2002
(1) Auditors' remuneration	#	#	**6**	8
Audit fees				
– E&Y / PWC Singapore [(a)]	#[(b)]	#[(b)]	**2**	2
– Other auditors including associated firms of E&Y / PWC Singapore [(a)]	–	–	**3**	3
Fees for non-audit services [(c)]				
– E&Y / PWC Singapore [(a)]	–	–	**1**	1
– Other auditors including associated firms of E&Y / PWC Singapore [(a)]	–	–	**#**	2
(2) Hire and maintenance of fixed assets, including building-related expenses	–	–	**120**	143
(3) Rental of premises	–	–	**73**	89
(4) Depreciation of fixed assets	–	–	**168**	172

\# Amount under $500,000

(a) E&Y = Ernst & Young/PWC = PricewaterhouseCoopers
(b) Audit fees for DBSH was $70,000 (2002: $70,000).
(c) Fees are mainly for services provided for specific projects closely related to audit activities such as due diligence on merger and acquisition projects.

11. PROVISION FOR POSSIBLE LOAN LOSSES AND DIMINUTION IN VALUE OF OTHER ASSETS

The charge to the profit and loss account is analysed as follows:

In $ millions	DBSH Group 2003	DBSH Group 2002
Loans (Note 26)	**382**	331
– Specific Provision	**352**	401
– General Provision	**30**	(70)
Investment Securities (Note 28)	**99**	70
– Specific Provision	**65**	25
– General Provision	**34**	45
Fixed assets and others (Note 28)	**60**	143
– Specific Provision	**35**	153
– General Provision	**25**	(10)
Total	**541**	544

12. TAXATION

Taxation charge in respect of profit for the financial year is analysed as follows:

In $ millions	DBSH 2003	DBSH 2002	DBSH Group 2003	DBSH Group 2002
Current taxation				
– current year	#	423	358	364
– prior years' over provision	#	#	(1)	(3)
Deferred taxation (Note 19)				
– origination and reversal of temporary differences	#	#	(18)	(48)
– reduction in tax rate	–	–	–	(15)
– prior years' overprovision	–	–	(2)	#
Total	#	423	337	298

\# Amount under $500,000

The taxation charge of DBSH relates mainly to tax deducted at source in relation to dividend income from DBS Bank and tax on interest income.

12.1 The deferred (credit)/charge in the profit and loss account comprises the following temporary differences:

In $ millions	DBSH 2003	DBSH 2002	DBSH Group 2003	DBSH Group 2002
Accelerated tax depreciation	–	–	(39)	(43)
Provision for loan losses	–	–	27	(25)
Other temporary differences	#	#	(8)	5
Deferred taxation credited to profit and loss account	#	#	(20)	(63)

\# Amount under $500,000

12.2 The tax on DBSH Group's operating profit differs from the theoretical amount that would arise using the Singapore basic tax rate as follows:

In $ millions	DBSH 2003	DBSH 2002	DBSH Group 2003	DBSH Group 2002
Operating profit	164	1,928	1,386	1,473
Prima facie tax calculated at a tax rate of 22% (2002: 22%)	36	424	305	324
Effect of different tax rates in other countries	–	–	(29)	(35)
Effect of change in tax rate	–	#	#	(15)
Income not subject to tax	(37)	–	(14)	(25)
Income taxed at concessionary rate	–	–	(72)	(86)
Non-tax deductible provisions	–	–	13	25
Goodwill amortisation	–	–	94	61
Others	1	(1)	40	49
Taxation charged to profit and loss account	#	423	337	298

\# Amount under $500,000

Further information on deferred income tax is presented in Note 19.

13. EARNINGS PER ORDINARY SHARE

13.1 Basic earnings per ordinary share ("EPS") is calculated by dividing the DBSH Group's net profit attributable to members and after preference dividends by the weighted average number of ordinary shares in issue during the year.

In millions	DBSH Group 2003	2002
Weighted average number of ordinary shares in issue (a)	**1,470**	1,462

In $ millions	DBSH Group 2003	2002
Net profit attributable to members	**1,025**	1,097
Less: Preference dividends	**20**	20
Net profit attributable to members after adjustment of preference dividends (b)	**1,005**	1,077
Add: Goodwill amortisation	**430**	278
Net profit attributable to members after adjustment of preference dividends and goodwill amortisation (c)	**1,435**	1,355
Basic Earnings Per Ordinary Share (Cents) (b)/(a)	**68**	74
Basic Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**98**	93

13.2 For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the full conversion of DBSH non-voting convertible preference shares ("CPS") and DBSH non-voting redeemable CPS to ordinary shares. In addition, where applicable, the calculation would take into account the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than fair value (average share price during the financial year).

The effect of the exercise of DBSH share options and conversion of DBSH non-voting CPS and DBSH non-voting redeemable CPS on the weighted average number of ordinary shares in issue is as follows:

In millions	DBSH Group 2003	2002
Weighted average number of ordinary shares in issue	**1,470**	1,462
Full conversion of DBSH non-voting CPS	**20**	20
Full conversion of DBSH non-voting redeemable CPS	**66**	66
Weighted average number of ordinary shares in issue assuming dilution (a)	**1,556**	1,548

The effect of the exercise of DBSH share options and conversion of DBSH non-voting CPS and DBSH non-voting redeemable CPS on DBSH Group's net profit attributable to members is as follows:

In $ millions	DBSH Group 2003	2002
Net profit attributable to members	**1,025**	1,097
Less: Preference dividends	**20**	20
Net profit attributable to members after adjustment of preference dividends	**1,005**	1,077
Adjustment to net profit arising from:		
(i) Full conversion of DBSH non-voting CPS	**5**	5
(ii) Full conversion of DBSH non-voting redeemable CPS	**15**	15
Adjusted net profit attributable to members (b)	**1,025**	1,097
Add: Goodwill amortisation	**430**	278
Adjusted net profit attributable to members (excluding goodwill amortisation) (c)	**1,455**	1,375
Diluted Earnings Per Ordinary Share (Cents) (b)/(a)	**66**	71
Diluted Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**94**	89

14. SHARE OPTIONS AND SHARE PLANS

14.1 DBSH SHARE OWNERSHIP SCHEME

The DBSH Share Ownership Scheme (the "SOS") is a fund set up to hold units of DBSH ordinary shares and is administered by DBS Trustee Ltd, a wholly-owned subsidiary company of DBS Bank. All confirmed employees with at least one year of service and who are not participating in the DBSH Share Option Plan/Scheme are eligible to contribute up to 10% of their monthly base pay to buy units of DBSH ordinary shares. DBSH Group will top up 50% of the employee's contribution as additional incentive to the employee.

Details of the DBSH ordinary shares held by DBS Trustee Ltd pursuant to the DBSH Share Ownership Scheme are as follows:

	Number of DBSH ordinary shares		Market value of DBSH ordinary shares ($ millions)	
	2003	2002	**2003**	2002
At beginning of the year	**3,281,329**	2,807,529	**36**	38
At end of the year	**3,580,829**	3,281,329	**53**	36

14.2 DBSH SHARE OPTION SCHEME

The DBSH Share Option Scheme ("Option Scheme") was terminated on October 18, 1999. Options granted under the Option Scheme in 1998 expired on April 7, 2003 and there are no further outstanding unexercised options under the Option Scheme.

The movements of the unissued ordinary shares of DBSH of par value $1.00 each comprised in outstanding existing unexercised options are as follows:

DBSH options	Number of unissued ordinary shares January 1, 2003	During the year Exercised	During the year Lapsed	Number of unissued ordinary shares December 31, 2003	Subscription price per ordinary share	Date of expiration
1998	**906,788**	**906,745**	**43**	**–**	**$7.69**	**April 7, 2003**

Ordinary shares of DBSH of par value $1.00 issued upon exercise of share options during the year ended December 31, 2003 yielded the following proceeds, at the following market value:

In $ millions	**2003**	2002
Ordinary share capital – at par	**1**	1
Share premium	**6**	9
Proceeds	**7**	10
Market value, at exercise date, of shares issued	**9**	19

14.3 DBSH SHARE OPTION PLAN

Under the DBSH Share Option Plan (the "Option Plan"), options to subscribe for DBSH ordinary shares could be granted to DBSH Group executives who hold the rank of Vice President (or equivalent rank) and above and selected employees of DBSH Group of a rank below the rank of Vice President (or equivalent rank). This would also include executives of associated companies of DBSH Group who hold the rank of Vice President (or equivalent rank) and non-executive directors of DBSH.

The movements of the unissued ordinary shares of DBSH of par value $1.00 each comprised in outstanding DBSH options granted under the Option Plan were as follows:

DBSH options	Number of unissued ordinary shares	During the year			Number of unissued ordinary shares	Subscription price per ordinary share	Date of expiration
	January 1, 2003	Granted	Exercised	Lapsed	December 31, 2003		
1999	4,256,461	–	–	455,425	3,801,036	$15.30	July 27, 2009
March 2000	1,697,000	–	–	110,800	1,586,200	$20.87	March 5, 2010
July 2000	1,153,800	–	–	39,200	1,114,600	$22.33	July 26, 2010
March 2001	12,193,000	–	–	568,000	11,625,000	$17.70	March 14, 2011
June 2001	21,000	–	–	–	21,000	$14.76	May 31, 2011
August 2001	1,500,000	–	60,000	26,000	1,414,000	$12.93	July 31, 2011
October 2001	11,655	–	11,655	–	–	$10.73	October 30, 2011
January 2002	50,500	–	–	–	50,500	$13.70	January 1, 2012
March 2002	12,328,240	–	38,000	524,000	11,766,240	$14.73	March 27, 2012
August 2002	1,290,000	–	4,000	71,000	1,215,000	$12.27	August 15, 2012
October 2002	9,260	–	–	–	9,260	$11.73	October 9, 2012
December 2002	20,000	–	–	–	20,000	$11.47	December 17, 2012
February 2003	–	14,318,100	96,800	703,700	13,517,600	$10.40	February 23, 2013
March 2003	–	15,000	–	–	15,000	$9.18	March 9, 2013
	34,530,916	14,333,100	210,455	2,498,125	46,155,436		

Ordinary shares of DBSH of par value $1.00 issued upon exercise of share options during the year yielded the following proceeds, at the following market value:

In $ millions	2003	2002
Ordinary share capital – at par	#	–
Share premium	2	–
Proceeds	2	–
Market value, at exercise date, of shares issued	3	–

Amount under $500,000

14.4 DBSH PERFORMANCE SHARE PLAN

The DBSH Performance Share Plan (the "PSP") is a stock-based plan where DBSH ordinary shares are given free to eligible employees. Eligible employees currently are similar to the DBSH Share Option Plan (Note 14.3).

During the financial year, awards in respect of an aggregate of 768,360 (2002: 598,380) DBSH ordinary shares were granted to selected employees pursuant to the PSP. When the shares are awarded, remuneration expenses are computed using the average purchase price (adjusted for provision for diminution in value) and recognised in the profit and loss account on a straight-line basis over the relevant performance period.

14.5 DBSH EMPLOYEE SHARE PLAN

The DBSH Employee Share Plan (the "ESP") is intended to cater to all employees of the DBSH Group and associated companies of the DBSH Group who are not eligible to participate in the DBSH Share Option Plan, the DBSH Performance Share Plan or other equivalent plans.

During the financial year, there were no DBSH ordinary shares granted to eligible employees pursuant to the ESP (2002: 438,940 shares). When the shares were awarded, remuneration expenses were computed using the average purchase price (adjusted for provision for diminution in value) and recognised in the profit and loss account on a straight-line basis over the relevant performance period.

15. SHARE CAPITAL

The share capital of DBSH at December 31, 2003, is as follows:

In $ millions	DBSH 2003	DBSH 2002
Authorised		
4,000,000,000 ordinary shares of $1 each	**4,000**	4,000
500,000,000 non-voting convertible preference shares ("CPS") of $1 each	**500**	500
500,000,000 non-voting redeemable CPS of $1 each	**500**	500
	1,000	1,000
Issued and fully paid-up		
1,469,965,595 (2002: 1,468,835,159) ordinary shares of $1 each	**1,470**	1,469
19,595,605 (2002: 19,608,841) non-voting CPS of $1 each	**20**	20
66,475,374 (2002: 66,475,374) non-voting redeemable CPS of $1 each	**66**	66
Total Issued and Paid-up Share Capital of DBSH	**1,556**	1,555

15.1 During the financial year, pursuant to the DBSH Share Option Scheme (the "Option Scheme") and DBSH Share Option Plan (the "Option Plan"), DBSH issued 1,117,200 ordinary shares of par value $1.00 each, fully paid in cash upon the exercise of the options granted.

15.2 During the financial year, DBSH issued 13,236 ordinary shares of par value $1.00 each, fully paid in cash upon the conversion of the non-voting convertible preference shares.

The newly issued shares rank pari passu in all respects with the previously issued shares.

16. RESERVES

16.1 SHARE PREMIUM ACCOUNT

In $ millions	DBSH 2003	DBSH 2002
Balance at January 1	**2,163**	1,958
Issue of ordinary shares for acquisition	**–**	196
Exercise of share options (Note 15.1)	**8**	9
Balance at December 31	**2,171**	2,163

16.2. NON-DISTRIBUTABLE RESERVES

Non-distributable reserves comprise the following:

In $ millions	General reserve (a)	Capital reserve (b)	DBSH Group 2003 Capital redemption reserve (c)	Other reserve (d)	Total
Balance at January 1, 2003	**2,044**	**(19)**	**28**	**4,271**	**6,324**
Appropriation from profit and loss account	**186**	–	–	–	**186**
Net exchange translation adjustments during the year	–	**(11)**	–	–	**(11)**
Balance at December 31, 2003	**2,230**	**(30)**	**28**	**4,271**	**6,499**

In $ millions	General reserve (a)	Capital reserve (b)	DBSH Group 2002 Capital redemption reserve (c)	Other reserve (d)	Total
Balance at January 1, 2002	1,821	24	28	4,271	6,144
Appropriation from profit and loss account	223	–	–	–	223
Net exchange translation adjustments during the year	–	(43)	–	–	(43)
Balance at December 31, 2002	2,044	(19)	28	4,271	6,324

(a) The movement in General reserve relates to the amounts transferred to the Reserve Fund to comply with the Banking Act, and the other statutory regulations.

(b) The Capital reserve comprises net exchange translation adjustments arising from translation differences on opening net investments in foreign subsidiaries and branches, and the related foreign currency borrowings designated as a hedge. Prior to January 1, 2002, goodwill arising from acquisition of subsidiary companies and other business undertakings has also been included in this account.

(c) The Capital redemption reserve arises out of the redemption of non-voting redeemable convertible preference shares by way of capital reduction in the financial year ended December 31, 2000.

(d) Other reserve relates to the share premium of DBS Bank prior to the restructuring of DBS Bank under a financial services holding company, DBSH, pursuant to a scheme of arrangement under Section 210 of the Singapore Companies Act on June 26, 1999.

16.3 REVENUE RESERVE

In $ millions	DBSH Group 2003	2002
Balance at January 1		
As previously reported	**4,403**	3,973
Effect of changes in accounting policy:		
– valuation of trading securities (Note 2.2.1)	**47**	(9)
– minority interest (Note 2.2.2)	**(255)**	(279)
Balance at January 1 (as restated)	**4,195**	3,685
Net profit attributable to members	**1,025**	1,097
Transfer to general reserve (Note 16.2)	**(186)**	(223)
Amount available for distribution	**5,034**	4,559
Less: Final dividend on ordinary shares of 16% net of 22% tax paid for the previous financial year	**183**	183
Final dividend on DBSH non-voting CPS and non-voting redeemable CPS of 16% net of 22% tax paid for the previous financial year	**11**	11
Interim dividend on ordinary shares of 14% net of 22% paid for the current financial year	**161**	160
Interim dividend on DBSH non-voting CPS and non-voting redeemable CPS of 14% net of 22% paid for the current financial year	**9**	10
Balance at December 31	**4,670**	4,195

16.4 DIVIDEND PROPOSED

Final dividends are not accounted for until they have been ratified at the Annual General Meeting. At the meeting on April 30, 2004, the following dividends will be proposed. The financial statements for the year ended December 31, 2003 do not reflect this resolution, which will be accounted for in shareholders' funds as an appropriation of revenue reserves in the year ending December 31, 2004.

In $ millions	DBSH Group 2003
Proposed final dividend on ordinary shares of 16% net of 22% tax	**183**
Proposed final dividend on DBSH non-voting CPS and non-voting redeemable CPS of 16% net of 22% tax	**11**
Total	**194**

17. MINORITY INTERESTS

The minority interests of DBSH Group represent the interest of third parties in the equity shares of the Group's subsidiary companies and are as follows:

In $ millions	Note	DBSH Group 2003	2002
Preference shares issued by DBS Bank	17.1	**1,100**	1,100
DBS Vickers Securities Holdings Pte Ltd	17.2	**–**	150
Other subsidiaries		**25**	23
Total		**1,125**	1,273

The balances above included the effect of foreign exchange fluctuations.

17.1 $1,100 million 6% non-cumulative non-convertible perpetual preference shares, of par value of $0.01 and a liquidation preference of $100 each, was issued on May 28, 2001 by DBS Bank, a subsidiary company of DBSH to third parties. This qualifies as Tier I capital for the calculation of DBSH Group's capital adequacy ratios. Dividends, if declared by the Board of Directors of DBS Bank, are payable semi-annually on May 15 and November 15 at a fixed rate of 6% gross of the liquidation preference per annum, ending on or prior to May 15, 2011, and thereafter on February 15, May 15, August 15 and November 15 in each year at a floating rate per annum equal to the three-month Singapore Swap Offer Rate plus 2.28%.

17.2 On September 11, 2003, DBS Bank purchased the remaining 336,175,960 ordinary shares in DBS Vickers Securities Holdings Pte Ltd ("DBSV"). As a result, DBS Bank's equity interest in DBSV increased from 59.5% to 100%, and no minority interest was recognised in DBSV at December 31, 2003.

18. DEPOSITS AND OTHER ACCOUNTS OF NON-BANK CUSTOMERS

In $ millions	DBSH Group 2003	DBSH Group 2002
Analysed by Currency		
Singapore dollar	**56,641**	53,655
US dollar	**23,309**	20,096
Hong Kong dollar	**17,241**	18,731
Thai Baht	**3,539**	3,164
Others	**7,311**	5,669
Total	**108,041**	101,315
Analysed by Product		
Savings accounts (include $ Autosave)	**48,028**	43,047
Current accounts	**10,486**	8,975
Fixed deposits	**45,130**	46,026
Other deposits	**4,397**	3,267
Total	**108,041**	101,315

19. DEFERRED TAXATION

The movement in deferred tax is as follows:

In $ millions	DBSH 2003	DBSH 2002	DBSH Group 2003	DBSH Group 2002
Balance at January 1	**#**	#	**(5)**	65
Provision during the year (Note 12)	**#**	#	**(19)**	(63)
Exchange differences	**–**	–	**(1)**	(7)
Balance at December 31	**#**	#	**(25)**	(5)

Deferred income tax assets and liabilities are attributable to the following items:

In $ millions	DBSH 2003	DBSH 2002	DBSH Group 2003	DBSH Group 2002
Deferred income tax liabilities				
Accelerated tax depreciation	**–**	–	**165**	204
Other temporary differences	**#**	–	**4**	–
	#	–	**169**	204
Deferred income tax assets				
Provision for loan losses	**–**	–	**(168)**	(195)
Other temporary differences	**–**	–	**(26)**	(14)
	–	–	**(194)**	(209)

\# Amount under $500,000

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	DBSH		DBSH Group	
In $ millions	2003	2002	2003	2002
Deferred tax assets	–	#	(129)	(125)
Deferred tax liabilities	#	–	104	120
	#	#	(25)	(5)

\# Amount under $500,000

Deferred income tax assets are recognised for tax losses carried forward only to the extent that realisation of the related tax benefit is probable. One Group subsidiary company has tax losses of $841 million (2002: $1,070 million) to carry forward against future taxable income. These tax losses will expire between 2004 to 2006. The benefit of these tax losses has not been recognised in these financial statements due to uncertainty of their recoverability.

Deferred income tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted revenue reserves of certain subsidiary companies, as such amounts are permanently reinvested. The unremitted revenue reserves amounted to $976 million at December 31, 2003 (2002: $626 million).

20. OTHER LIABILITIES

	DBSH Group	
In $ millions	2003	2002
Balances arising from revaluation of financial instruments (Note 36)	8,245	6,915
Payable arising from acquisition of a subsidiary company (Note 20.1)	–	3,415
Payable in respect of short sale of debt securities	2,973	2,154
Sundry creditors (Note 20.2)	1,819	1,067
Interest payable	473	592
Other payables (Note 20.3)	2,262	1,849
Total	15,772	15,992

20.1 As at December 31, 2002, DBS Bank recognised the monies payable to minority shareholders of DBS Diamond Holdings Limited ("DDH") when DBS Bank exercised its call option to acquire the minority shareholders' interest in DDH on January 10, 2003. This was reflected as a "Payable arising from acquisition of a subsidiary company".

20.2 Sundry Creditors included provisions that relate to the restructuring of DBSH Group's operations and are subject to detailed formal plans that are under implementation or have been communicated to those affected by the plans. Provision is made when it is probable that an outflow of economic benefits will arise and the amounts can be reliably estimated.

The movement in the restructuring provision is as follows:

	DBSH Group	
In $ millions	2003	2002
Balance at January 1	20	69
Charged to profit and loss account (Note 10)	4	22
Utilised during the year	(19)	(67)
Exchange differences	(2)	(4)
Balance at December 31	3	20

20.3 Other payables includes $721 million (2002: $707 million) of collaterals received from external counterparties to cover a temporary shortfall in the valuation of a specific portfolio of derivative instruments over a pre-determined threshold. This is governed by a collateral support agreement.

21. OTHER DEBT SECURITIES IN ISSUE

The following is a summary of the other debt securities in issue (unsecured unless otherwise stated) at December 31:

21.1 NEGOTIABLE CERTIFICATES OF DEPOSITS

In $ millions				DBSH Group 2003	2002
Face value	*Interest rate and repayment terms*	*Issue date*	*Maturity date*		
Issued by DBS Bank					
HK$150m	5.18%, payable quarterly	Apr 10, 2001	Apr 10, 2003	–	34
HK$5m	3.00%, payable yearly	Nov 2, 2001	Nov 3, 2003	–	1
HK$100m	3-mth interbank offer rate for HK$ deposits + 0.18%, payable monthly	Jun 15, 2000	Jun 16, 2003	–	22
TWD50m	1.73%, payable on maturity	Nov 19, 2002	Jan 19, 2003	–	2
TWD100m	1.465%, payable on maturity	Apr 12, 2002	Apr 1, 2003	–	5
TWD100m	1.465%, payable on maturity	Sep 12, 2002	Sep 1, 2003	–	5
TWD120m	0.985%, payable on maturity	Dec 2, 2003	Jan 2, 2004	6	–
TWD150m	1.475%, payable on maturity	Dec 23, 2002	Jan 23, 2003	–	8
TWD200m	1.030%, payable on maturity	Dec 31, 2003	Jan 31, 2004	10	–
TWD300m	0.985%, payable on maturity	Dec 8, 2003	Jan 8, 2004	15	–
TWD300m	1.030%, payable on maturity	Dec 25, 2003	Mar 25, 2004	15	–
TWD500m	1.025%, payable on maturity	Dec 31, 2003	Mar 31, 2004	25	–
Issued by DBS Bank (Hong Kong) Limited					
HK$5m	4.49%, payable quarterly	Sep 10, 2001	Sep 10, 2004	1	1
HK$5m	3.74%, payable quarterly	Sep 28, 2001	Sep 28, 2004	1	1
HK$5m	3.30%, payable quarterly	Oct 12, 2001	Oct 12, 2004	1	1
HK$6.5m	4.45%, payable quarterly	Oct 10, 2001	Oct 10, 2006	1	1
HK$10m	3.72%, payable quarterly	Mar 23, 2002	Mar 12, 2004	2	2
HK$22m	4.61%, payable quarterly	Jun 10, 2002	Jun 13, 2006	5	5
HK$50m	7.39%, payable quarterly	Jul 5, 2000	Jul 7, 2003	–	11
HK$50m	8.00%, payable quarterly	Mar 8, 2000	Mar 8, 2005	11	11
HK$100m	2.185%, payable quarterly	Aug 7, 2002	Feb 16, 2004	22	22
HK$100m	4.66%, payable quarterly	Mar 23, 2002	Jan 10, 2005	22	22
HK$100m	4.45%, payable quarterly	Mar 23, 2002	Feb 7, 2005	22	22
HK$100m	8.336%, payable quarterly	May 10, 2000	Nov 12, 2007	22	22
HK$100m	1.50%, payable quarterly	Aug 26, 2003	Sep 2, 2004	22	–
HK$100m	2.00%, payable quarterly	May 14, 2003	May 23, 2005	22	–
HK$100m	1.88%, payable quarterly	May 15, 2003	May 30, 2005	22	–
HK$150m	7.85%, payable quarterly	Mar 7, 2000	Mar 7, 2005	33	33
HK$200m	8.30%, payable quarterly	Sep 14, 1999	Sep 14, 2004	44	45
HK$200m	2.38%, payable quarterly	May 15, 2003	May 29, 2006	44	–
HK$300m	2.7%, payable quarterly	Jul 24, 2002	Jul 30, 2004	65	67
HK$50m	2.555%, payable half yearly	Jul 30, 2002	Mar 15, 2004	11	11
HK$10m	2.41%, payable yearly	Aug, 7, 2002	Aug 12, 2004	2	2
HK$20m	4.75%, payable yearly	Jul 26, 2001	Jul 28, 2003	–	5
HK$20m	3.78%, payable yearly	May 10, 2002	May 14, 2004	4	5
HK$50m	1.86%, payable yearly	May 19, 2003	May 26, 2005	11	–
HK$50m	2.705%, payable yearly	Sep 25, 2003	Oct 2, 2006	11	–
HK$70m	0.91%, payable yearly	Oct 6, 2003	Oct 12, 2004	15	–
HK$100m	2.00%, payable yearly	Aug 1, 2002	Aug 8, 2003	–	22
HK$100m	2.33%, payable yearly	Jul 24, 2002	Oct 31, 2003	–	22
HK$100m	8.65%, payable yearly	Nov 3, 1999	Nov 3, 2004	22	22
HK$100m	1.385%, payable yearly	Nov 6, 2003	Nov 15, 2004	22	–
HK$100m	1.43%, payable yearly	Jun 12, 2003	Dec 20, 2004	22	–
HK$100m	1.40%, payable yearly	Oct 7, 2003	May 30, 2005	22	–
HK$100m	1.59%, payable yearly	Nov 28, 2003	Jun 6, 2005	22	–
HK$100m	2.09%, payable yearly	Jun 10, 2003	Jun 17, 2006	22	–
HK$100m	2.28%, payable yearly	Jun 26, 2003	Jul 3, 2006	22	–
HK$115m	1.80%, payable yearly	Jul 9, 2003	Jul 25, 2005	25	–
HK$125m	1.185%, payable yearly	Oct 23, 2003	Oct 21, 2004	27	–
HK$130m	1.131%, payable yearly	Jun 27, 2003	Jul 7, 2004	28	–

In $ millions				DBSH Group 2003	2002
Face value	*Interest rate and repayment terms*	*Issue date*	*Maturity date*		
HK$130m	8.40%, payable yearly	Nov 30, 1999	Nov 30, 2004	**28**	29
HK$150m	1.275%, payable yearly	Oct 30, 2003	Nov 6, 2004	**33**	–
HK$150m	2.035%, payable yearly	Oct 15, 2003	Oct 24, 2005	**33**	–
HK$170m	0.88%, payable yearly	Nov 20, 2003	Nov 19, 2004	**37**	–
HK$180m	0.90%, payable yearly	Nov 20, 2003	Nov 19, 2004	**39**	–
HK$186m	0.91%, payable yearly	Nov 21, 2003	Dec 2, 2004	**41**	–
HK$200m	1.03%, payable yearly	Nov 17, 2003	Jan 17, 2005	**44**	–
HK$200m	1.545%, payable yearly	Oct 10, 2003	Apr 17, 2005	**44**	–
HK$250m	1.36%, payable yearly	Nov 4, 2003	Nov 9, 2004	**55**	–
HK$300m	1.56%, payable yearly	Aug 6, 2003	Aug 16, 2004	**66**	–
HK$350m	1.32%, payable yearly	Nov 10, 2003	Nov 15, 2004	**77**	–
HK$300m	1-mth Hibor* + 0.30%, payable monthly	Jul 26, 2000	Jul 28, 2003	**–**	67
HK$10m	3-mth Hibor* + 0.32%, payable quarterly	Mar 20, 2000	Mar 20, 2003	**–**	2
HK$40m	3-mth Hibor* + 0.50%, payable quarterly	Feb 16, 2000	Feb 17, 2003	**–**	9
HK$78m	3-mth Hibor* + 0.12%, payable quarterly	Jul 2, 2003	Jul 7, 2006	**17**	–
HK$100m	3-mth Hibor* + 0.28%, payable quarterly	Apr 26, 2000	Apr 28, 2003	**–**	22
HK$100m	3-mth Hibor* + 0.30%, payable quarterly	Sep 27, 2000	Sep 29, 2003	**–**	22
HK$100m	3-mth Hibor* + 0.18%, payable quarterly	Feb 17, 2002	Jul 22, 2005	**22**	22
HK$140m	3-mth Hibor* – 0.03%, payable quarterly	Nov 13, 2003	Nov 27, 2013	**31**	–
HK$150m	3-mth Hibor* + 0.28%, payable quarterly	May 16, 2000	May 16, 2003	**–**	34
HK$175m	3-mth Hibor* + 0.09%, payable quarterly	Jul 28, 2003	Aug 1, 2006	**38**	–
HK$200m	3-mth Hibor* + 0.55%, payable quarterly	Jan 17, 2000	Jan 17, 2003	**–**	45
HK$200m	3-mth Hibor* + 0.50%, payable quarterly	Jan 25, 2000	Jan 27, 2003	**–**	45
HK$200m	3-mth Hibor* + 0.25%, payable quarterly	Aug 31, 2000	Aug 29, 2003	**–**	45
HK$200m	3-mth Hibor* + 0.09%, payable quarterly	May 13, 2003	May 19, 2005	**44**	–
HK$200m	3-mth Hibor* + 0.03%, payable quarterly	Jan 8, 2003	Jan 21, 2008	**44**	–
HK$200m	3-mth Hibor* - 0.03%, payable quarterly	Aug 19, 2003	Sep 3, 2008	**44**	–
HK$230m	3-mth Hibor* + 0.12%, payable quarterly	Jun 19, 2003	Jun 23, 2006	**50**	–
HK$240m	3-mth Hibor* + 0.18%, payable quarterly	Jul 23, 2002	Jul 29, 2005	**52**	54
HK$250m	3-mth Hibor* + 0.03%, payable quarterly	Apr 23, 2003	Apr 28, 2005	**55**	–
HK$350m	3-mth Hibor* + 0.18%, payable quarterly	Jul 26, 2002	Jul 29, 2005	**77**	78
HK$400m	3-mth Hibor* + 0.10%, payable quarterly	Feb 5, 2002	Feb 7, 2005	**88**	89
US$58m	6-mth Libor + 0.18%, payable half yearly (Note a)	Aug 23, 2002	Sep 4, 2007	**–**	101
US$86m	6-mth Libor – 0.03%, payable half yearly (Note a)	Sep 4, 2002	Sep 10, 2007	**–**	150
US$92m	6-mth Libor – 0.05%, payable half yearly (Note a)	Nov 15, 2002	Nov 21, 2007	**–**	159
CAD$11m	6-mth CAD CCDOR** – 0.1%, payable half yearly	Nov 14, 2002	Nov 21, 2007	**14**	12
Total				**1,794**	1,417
Repayable:					
– Less than one year				**758**	428
– Over one year				**1,036**	989
Total Negotiable Certificates of Deposits				**1,794**	1,417

* Hibor: Hong Kong Interbank Offer Rate

** CAD CCDOR: Canada Interbank Offer Rate

(a) These notes were redeemed during the financial year ended December 31, 2003.

21.2 OTHER DEBT SECURITIES

In $ millions	Note	DBSH Group 2003	2002
Issued by DBS Bank			
Equity linked notes	21.2.1	**640**	350
Credit linked notes	21.2.2	**1,356**	984
Interest rate linked notes	21.2.3	**314**	203
Exchange linked notes	21.2.4	**1**	128
Commodity linked notes		**–**	14
Issued by DBS China Square Ltd			
Collateralised notes	21.2.5	**93**	97
Issued by ALCO 1 Limited			
Collateralised notes	21.2.6	**224**	224
Issued by Tampines Assets Limited			
Senior secured bonds	21.2.7	**108**	108
Issued by New Heights Investment Limited			
Secured asset backed medium term notes	21.2.8	**57**	57
Issued by Singa Secured Assets Limited			
Asset-backed short-term notes programme (Money Plus)	21.2.9	**245**	763
Issued by Red Orchid Secured Assets Limited			
Asset-backed short-term notes programme	21.2.10	**213**	–
Issued by Constellation Investment Ltd			
Credit linked notes	21.2.11	**135**	–
Issued by DBS Bank (Hong Kong) Limited			
HK$5m Commercial paper, matured Feb 10, 2003		**–**	1
Total		**3,386**	2,929
Repayable:			
– Less than one year		**972**	1,448
– Over one year		**2,414**	1,481
Total other debt securities		**3,386**	2,929
Total other debt securities in issue		**5,180**	4,346

21.2.1 The outstanding notes at December 31, 2003, with an embedded equity option, were issued between December 13, 2000 and December 30, 2003 and mature between January 2, 2004 to August 18, 2008. The payouts at maturity are linked to the closing value of certain underlying equities listed on various stock exchanges or the closing value of certain underlying stock exchange indices or the net asset value of certain underlying equity funds.

21.2.2 The outstanding notes at December 31, 2003, with an embedded credit default swap, were issued between February 9, 2001 and December 30, 2003 and mature between January 15, 2004 and December 18, 2013. The notes would be redeemed at face value on maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the underlying asset or the market value of the underlying asset in cash term, depending on the terms of the contract, would be delivered to the holders of the notes.

21.2.3 The outstanding notes at December 31, 2003, with an embedded interest rate derivative, were issued between January 23, 2002 and December 1, 2003 and mature between January 2, 2004 and December 3, 2013. The payouts at maturity are linked to the market interest rate of certain indices.

21.2.4 The outstanding notes at December 31, 2003, with an embedded foreign exchange rate derivative, was issued on September 19, 2003 and matures on March 26, 2004. The payouts at maturity are linked to the market foreign exchange rate of the underlying foreign currencies.

21.2.5 The floating rate notes were issued by DBS China Square Ltd on November 30, 2001 and mature on November 30, 2006. Interest is payable quarterly, determined at the three-month interbank offer rate for Singapore dollar deposits plus a variable margin which ranges from 1.875% to 2.000% per annum (2002: 1.875% to 2.125% per annum). The notes are secured by an assignment of the rights, title and interest of the issuer on the property at China Square Land Parcel 486 together with a mortgage over the same property.

21.2.6 ALCO 1 Limited (a special purpose entity) issued $224 million of floating rate notes on December 21, 2001 that mature in 2009. The Notes were issued in connection with a program to reduce DBS Bank's risk weighted assets through credit derivatives and synthetic securitisation. These notes comprise:

(i) US$30 million Class A1 notes with interest determined at the three-month US dollar London interbank offer rate plus a mark-up of 0.50%;

(ii) $30 million Class A2 notes with interest determined at the three-month Singapore dollar interbank swap offer rate plus a mark-up of 0.45%;

(iii) US$12 million Class B1 notes with interest determined at the three-month US dollar London interbank offer rate plus a mark-up of 0.85%;

(iv) $20 million Class B2 notes with interest determined at the three-month Singapore dollar interbank swap offer rate plus a mark-up of 0.80%;

(v) $56 million Class C notes at a fixed rate of 5.20%; and

(vi) $42 million Class D notes at a fixed rate of 6.70%.

The notes are secured on the issuer's investment in securities together with the derivative contracts that the issuer has entered into.

21.2.7 In connection with the securitisation of Tampines Centre ("the Property"), $180 million seven-year, fixed rate bonds were issued on December 7, 1999 together with 18,000 preference shares, and mature in 2006. The bonds were issued in 2 classes – (a) $108 million Senior Bonds; and (b) $72 million Junior Bonds. The Junior Bonds are held by DBS Bank and are eliminated at Group level. Interest is payable semi-annually on June 7 and December 7, at a fixed rate of 5.625% for the Senior Bonds and 6% for the Junior Bonds.

The bonds are secured, inter alia, by an assignment of the rights, title and interest of the issuer in and to the Sale and Purchase Agreement, the Option Agreement, proceeds from the sale and lease of the Property, the insurances effected over the Property (all as defined in the Trust Deed), a first fixed charge over the shares held by the issuer, and a debenture creating fixed and floating charges over the assets of the issuer (including a mortgage over the Property).

21.2.8 These SGD notes will mature between April 25, 2006 and April 25, 2008. The notes would be redeemed at a fixed interest rate on maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the issuer of the note would deliver bonds or loans or their market value in cash term, depending on the terms of the contract, to the holders of the notes. The notes are secured on deposits equivalent to the issue price, a series of credit default swaps whereby the issuer sells credit protection, and cross currency swaps.

21.2.9 These are short-dated notes issued by Singa Secured Assets Limited with a maturity of less than six months and details of amounts outstanding at December 31, 2003 are as follows:

Face value	*Interest rate and series number*	*Issue date*	*Maturity date*
$68 million	0.83% Series 13-05	July 17, 2003	January 19, 2004
$58 million	0.82% Series 15-05	July 29, 2003	January 29, 2004
$10 million	0.90% Series 05-07	August 20, 2003	February 20, 2004
$109 million	0.92% Series 14-06	August 21, 2003	January 21, 2004

These notes are secured by a debenture creating a first fixed and floating charge over the property, assets, rights and undertakings of the issuer.

21.2.10 These are short-dated notes issued by Red Orchid Secured Assets Limited with a maturity of not more than 364 days and details of amounts outstanding at December 31, 2003 are as follows:

Face value	*Interest rate and series number*	*Issue date*	*Maturity date*
$6 million	0.72% Series A02-06	December 1, 2003	January 2, 2004
$107 million	0.77% Series A01-07	December 17, 2003	January 19, 2004
$100 million	0.93% Series C01-01	December 19, 2003	March 19, 2004

These notes are secured by a debenture creating a first fixed and floating charge over the property, assets, rights and undertakings of the issuer.

21.2.11 The outstanding notes at December 31, 2003, with an embedded credit default swap, were issued October 9, 2003 and will mature on October 9, 2008. The notes would be redeemed at face value on maturity date provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the underlying asset or the market value of the underlying asset in cash term, depending on the terms of the contract, would be delivered to the holders of the notes.

22. SUBORDINATED TERM DEBTS

Subordinated term debts issued by subsidiary companies of DBSH Group are classified as liabilities in accordance with FRS 32. Certain of these instruments qualify as Hybrid Tier I or Tier II capital for capital adequacy purposes.

Subordinated term debts are junior or secondary long-term debts that have a lower priority claim on the Group's assets in the case of a default or liquidation.

22.1 UNDATED SUBORDINATED TERM DEBTS

The following is a summary of the undated subordinated term debts (unsecured unless otherwise stated) outstanding at December 31:

In $ millions			Note	DBSH Group 2003	2002
Face value		*Issue date*			
Issued by DBS Capital Funding Corporation					
US$725m	7.657% Non-Cumulative Guaranteed Preference Shares, Series A	Mar 21, 2001	22.1.1	**1,231**	1,258
S$100m	5.35% Non-Cumulative Guaranteed Preference Shares, Series B	Mar 21, 2001	22.1.1	**100**	100
Issued by DBS Thai Danu Bank Public Company Limited					
THB5,000m	Fixed Rate Perpetual Subordinated Debentures No.1	Jun 3, 1999	22.1.2	**215**	201
Total Undated Subordinated Term Debts				**1,546**	1,559

22.1.1 FRS 32, "Financial Instruments: Disclosures and Presentation" requires the issuer of a financial instrument to classify the instrument either as a liability or equity in accordance with the substance of the contractual arrangement on initial recognition. These preference shares which will convert into a floating coupon at the end of 10 years that is considered sufficiently higher than market rate, would indirectly cause DBSH Group to redeem these preference shares. As such, they have been accounted for as long-term liabilities. The dividends on these preference shares are recognised in the profit and loss account as interest expense.

These preference shares have two series; Series A and Series B each has a liquidation preference of US$1,000 and $10,000 respectively. Dividends, when declared by the Board of Directors of DBS Capital Funding Corporation, are payable in arrears on March 15 and September 15 each year at a fixed rate of 7.657% per annum (Series A) and 5.35% per annum (Series B), up to March 15, 2011. Thereafter, dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.2% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B). The fixed rate funding for Series A has been converted to floating rate at three-month LIBOR + 1.9364%. In computing DBSH Group's capital adequacy ratio, these guaranteed preference shares qualify as Tier I capital.

22.1.2 DBS Thai Danu Bank Public Company Limited ("DTDB") issued 50,000 Class A Preference Shares at par value of Baht 10 each together with non-detachable 50,000 perpetual Subordinated Debentures ("Subordinated Debenture No. 1") at par value of Baht 100,000 each. The Subordinated Debenture No. 1 carries a coupon rate of 15% per annum. Interest is payable semi-annually subject to dividends being paid on the Class A Preference Shares. DTDB has an option to pay the full or part of the interest. Interest not paid in any year shall not be accrued for the succeeding year. The Subordinated Debenture No. 1 is perpetual and will be due upon liquidation of DTDB.

22.2 DATED SUBORDINATED TERM DEBTS

The following is a summary of the dated subordinated term debts (unsecured unless otherwise stated) outstanding at December 31:

In $ millions					DBSH Group	
				Note	2003	2001
Face value		*Issue date*	*Maturity date*			
Issued by DBS Bank						
US$750m	7 7/8% Subordinated Notes	Aug 10, 1999	Aug 10, 2009	22.2.1	**1,275**	1,303
US$500m	7 7/8% Subordinated Notes	Apr 15, 2000	Apr 15, 2010	22.2.2	**850**	869
US$850m	7 1/8% Subordinated Notes	May 15, 2001	May 15, 2011	22.2.3	**1,446**	1,477
Issued by DBS Thai Danu Bank Public Company Limited						
THB6,791m	Subordinated Debentures No.2	Jun 3, 1999	May 28, 2006	22.2.4	**74**	70
THB1,077m	4.25% Fixed Rate Subordinated term debt	Jan 18, 2000	Jan 17, 2010	22.2.5	**46**	43
THB260m	3.50% Fixed Rate Subordinated term debt	Dec 28, 2000	Dec 27, 2010	22.2.6	**11**	10
Issued by DBS Bank (Hong Kong) Limited						
US$350m	7.75% Fixed Rate Subordinated Notes	Jan 24, 1997	Jan 24, 2007	22.2.7	**445**	455
Total					**4,147**	4,227
Repayable:						
– Less than one year					**25**	24
– Over one year					**4,122**	4,203
Total Dated Subordinated Term Debts					**4,147**	4,227
Total Subordinated Term Debts					**5,693**	5,786

22.2.1 Interest is payable semi-annually on February 10 and August 10 commencing February 10, 2000. The fixed rate funding has been converted to floating rate at three-month London Interbank Offered Rate ("LIBOR") + 1.0475% via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

22.2.2 Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2000. The fixed rate funding has been converted to floating rate at six-month LIBOR + 0.9569%, fixing in arrears via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

22.2.3 Interest is payable semi-annually on May 15 and November 15 commencing November 15, 2001. The fixed rate funding has been converted to floating rate at three-month LIBOR + 1.252% via interest rate swaps. In computing DBSH Group's capital adequacy ratio, these notes qualify as Tier II capital.

22.2.4 DTDB issued Subordinated Debenture No 2/1 to 2/29 ("Subordinated Debenture No. 2") at par value of Baht 100,000 each with varying maturity dates. A series of Subordinated Debenture No. 2 will mature every 3 months on the respective dates stated in the prospectus until May 28, 2006. The face value of the Subordinated Debentures No. 2 totalled Baht 6,791 million and was issued at a discount.

22.2.5 Interest is payable annually at a fixed rate of 4.25%.

22.2.6 Interest is payable annually at a fixed rate of 3.5%.

22.2.7 Interest is payable semi-annually on January 24 and July 24, commencing July 24, 1997. Subsequent to the issue, DBS Bank (Hong Kong) Limited repurchased and cancelled part of the Fixed Rate Subordinated Notes.

23. SINGAPORE GOVERNMENT SECURITIES AND TREASURY BILLS

Singapore Government securities and treasury bills are classified into trading book and investment book according to the investment intention. The trading book is recorded at fair value, while the investment book is stated at cost less permanent diminution in value, on the balance sheet.

In $ millions	DBSH Group 2003	2002
Trading book	**2,432**	550
Investment book	**9,006**	8,467
Total	**11,438**	9,017
Investment book		
Cost, adjusted for unamortised premium and discount	**9,017**	8,467
Less: Provision for diminution in value (Note 28)	**11**	–
Net book value of investment book	**9,006**	8,467
Market value of investment book	**9,006**	8,613

24. TRADING SECURITIES

Trading securities include other Government securities and treasury bills, corporate debt and equity securities held principally for the purpose of generating profits from short-term fluctuations in price or dealer's margin. A security is also classified as held for trading if it is part of a portfolio for which there is evidence of a recent actual pattern of short-term profit-taking, regardless of why it was acquired.

In $ millions	DBSH Group 2003	2002
Quoted		
Other Government securities and treasury bills	**1,580**	2,049
Corporate debt securities	**4,443**	1,552
Equity securities	**410**	71
Total	**6,433**	3,672
Industry Breakdown		
Manufacturing	**530**	166
Building and Construction	**121**	61
General Commerce	**21**	–
Transportation, Storage and Communications	**476**	241
Financial Institutions, Investment and Holding Companies	**2,354**	624
Others (includes other Government securities and treasury bills)	**2,931**	2,580
Total net book value	**6,433**	3,672

25. LOANS TO, AND BILLS RECEIVABLE FROM NON-BANK CUSTOMERS

In $ millions	DBSH Group 2003	2002
Gross	66,414	62,901
Less:		
Specific provisions (Note 26)	1,151	1,288
General provisions (Note 26)	928	904
Net total	64,335	60,709
Including:		
Bills receivable	1,481	1,574
Loans	62,854	59,135
Net total	64,335	60,709
Industry Breakdown		
Manufacturing	6,434	5,856
Building and Construction	7,682	8,057
Housing Loans	22,289	21,910
General Commerce	6,634	5,707
Transportation, Storage and Communications	4,821	4,617
Financial Institutions, Investment and Holding Companies	5,559	3,626
Professionals and Private Individuals (except Housing Loans)	7,393	7,784
Others	5,602	5,344
Gross total	66,414	62,901
Analysed by Currency and Fixed/ Variable Rates		
Fixed rate [a]		
Singapore dollar	8,867	8,359
Hong Kong dollar	262	460
US dollar	4	1
Thai Baht	945	862
Others	96	1
Sub-total	10,174	9,683
Variable rate [b]		
Singapore dollar	21,026	21,673
Hong Kong dollar	20,089	20,238
US dollar	8,658	7,333
Thai Baht	2,393	2,128
Others	4,074	1,846
Sub-total	56,240	53,218
Total (Gross)	66,414	62,901

(a) Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.

(b) Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates, as well as fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps.

26. PROVISION FOR POSSIBLE LOAN LOSSES AND INTEREST-IN-SUSPENSE

	DBSH Group			
In $ millions	Specific	General	Total	Interest-in-suspense
2003				
Balance at January 1	**1,288**	**904**	**2,192**	**340**
Amounts written off during the year	**(511)**	**–**	**(511)**	**(93)**
Charge to profit and loss account	**352**	**30**	**382**	**–**
Interest suspended during the year	**3**	**–**	**3**	**94**
Exchange and other movements	**19**	**(6)**	**13**	**16**
Balance at December 31	**1,151**	**928**	**2,079**	**357**
2002				
Balance at January 1	1,422	1,019	2,441	325
Amounts written off during the year	(351)	–	(351)	(52)
Charge/(credit) to profit and loss account	401	(70)	331	–
Interest suspended/(recovered) during the year	(8)	–	(8)	76
Exchange and other movements [(a)]	(176)	(45)	(221)	(9)
Balance at December 31	1,288	904	2,192	340

(a) Included a transfer of provisions amounting to $148 million for foreclosed properties of DBS Thai Danu Bank Public Company Limited.

27. INVESTMENT SECURITIES

	DBSH Group	
In $ millions	2003	2002
Quoted		
Other Government securities & treasury bills	**4,953**	3,752
Corporate debt securities	**16,919**	9,892
Equity securities	**789**	749
Unquoted equity securities	**453**	464
	23,114	14,857
Less: Provision for diminution in value (Note 28)	**286**	266
Total net book value	**22,828**	14,591
Market value of quoted securities	**22,921**	14,386
Industry Breakdown		
Manufacturing	**823**	230
Building and Construction	**875**	548
General Commerce	**213**	36
Transportation, Storage and Communications	**1,134**	1,216
Financial Institutions, Investment and Holding Companies	**11,624**	8,152
Others (includes other Government securities and treasury bills)	**8,159**	4,409
Total net book value	**22,828**	14,591

28. PROVISION FOR DIMINUTION IN VALUE OF OTHER ASSETS

	DBSH Group				
	Investment securities		Fixed assets and Others		
In $ millions	Specific	General	Specific	General	Total
2003					
Balance at January 1	220	46	637	50	953
Amounts written off during the year	(59)	–	(4)	–	(63)
Charge to profit and loss account	65	34	35	25	159
Exchange and other movements	(9)	–	30	–	21
Balance at December 31	217	80	698	75	1,070
Specific and general provisions are in respect of the following:					
Singapore Government securities and treasury bills (Note 23)	–	11	–	–	11
Investment securities (Note 27)	217	69	–	–	286
Fixed assets (Note 32)	–	–	374	–	374
Other banking risks [a]	–	–	71	71	142
Other assets [b]	–	–	253	4	257
	217	80	698	75	1,070
2002					
Balance at January 1	243	1	351	50	645
Amounts (written off)/recovered during the year	(30)	–	(3)	–	(33)
Charge/(credit) to profit and loss account	25	45	153	(10)	213
Exchange and other movements	(18)	–	136	10	128
Balance at December 31	220	46	637	50	953
Specific and general provisions are in respect of the following:					
Investment securities (Note 27)	220	46	–	–	266
Fixed assets (Note 32)	–	–	303	–	303
Other banking risks [a]	–	–	108	50	158
Other assets [b]	–	–	226	–	226
	220	46	637	50	953

(a) Provision for other banking risks include specific provisions and general provisions made against inter-bank loans or contingent items.
(b) Includes provisions set aside in respect of foreclosed properties in DBS Thai Danu Bank Public Company Limited.

29. SUBSIDIARY COMPANIES

29.1 At December 31, directly owned subsidiary companies of DBSH are as follows:

In $ millions	2003	2002
Unquoted equity shares, at cost	6,731	6,731
Amounts due from subsidiary company (Note 29.7)	31	216
Total	6,762	6,947

29.2 Details of directly owned subsidiary companies of DBSH at December 31, are as follows:

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBSH Directly 2003	Directly 2002	Indirectly 2003	Indirectly 2002	Cost of investment held by DBSH 2003	2002
			%	%	%	%	$ millions	$ millions
Unquoted								
DBS Bank Ltd (formerly "The Development Bank of Singapore Ltd")	Singapore	Commercial banking and financial services	100	100	–	–	6,726	6,726
ICS Reinsurance Pte Ltd ("ICS Re")[b]	Singapore	Dormant	41.3	41.3	10.2	10.2	–[a]	–[a]
Reinsurance Management Corporation of Asia (Pte) Ltd	Singapore	Management of reinsurance companies	20	20	60	60	–[a]	–[a]
RMCA Holdings Pte Ltd	Singapore	Investment holding and management of reinsurance companies	100	100	–	–	5	5
The Insurance Corporation of Singapore (UK) Limited ("ICS UK")[b] (Under liquidation)	United Kingdom	Dormant	98	98	–	–	–[a]	–[a]
Total							6,731	6,731

(a) Amount under $500,000

(b) The results of these subsidiary companies are not consolidated into DBSH Group's consolidated financial statements as the reinsurance portfolios of ICS Re are under a court-approved scheme of arrangement and ICS UK is in provisional liquidation.

29.3 The indirectly owned subsidiary companies of DBSH at December 31 are as follows:

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2003	DBS Bank 2002	Other DBSH's subsidiaries 2003	Other DBSH's subsidiaries 2002	Cost of investment held by DBSH's subsidiaries 2003	2002
			%	%	%	%	$ millions	$ millions
Quoted								
DBS Thai Danu Bank Public Company Limited[b] (Market value: 2003: $243 million; 2002: $232 million)	Thailand	Commercial banking and financial services	51.7	51.7	–	–	–[a]	–[a]
Unquoted								
DBS Asia Ltd[b]	Hong Kong	Financial services and investment holding	100	100	–	–	–[c]	–[c]
DBS Asia Capital Limited[b]	Hong Kong	Corporate finance and advisory services	100	100	–	–	22	22
DBS Asset Management Ltd	Singapore	Investment management services and unit trusts	100	100	–	–	4	4
DBSAM Funds	Luxembourg	Collective investment scheme	–	–	100	–	–	–
DBS Asset Management (Cayman) Limited (Liquidated)	Cayman Island	Investment management services	–	–	–	100	–	–[c]

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2003	DBS Bank 2002	Other DBSH's subsidiaries 2003	Other DBSH's subsidiaries 2002	Cost of investment held by DBSH's subsidiaries 2003	2002
			%	%	%	%	$ millions	$ millions
DBS Asset Management (Hong Kong) Ltd (b)	Hong Kong	Investment management services	–	–	100	100	3	3
DBS Asset Management (United States) Pte Ltd	Singapore	Investment management services	–	–	100	100	–(c)	–(c)
DBS Card Centre Pte Ltd (Under liquidation)	Singapore	Dormant	100	100	–	–	8	8
DBS Capital Funding Corporation	Cayman Island	Special purpose vehicle for capital raising	100	100	–	–	–(c)	–(c)
DBS Capital Investments Ltd	Singapore	Venture capital investments	100	100	–	–	18(d)	18(d)
DBS China Square Ltd	Singapore	Property investment holding	70	70	–	–	160(e)	160(e)
DBS Computer Services Pte Ltd	Singapore	Computer services and IT consultancy	100	100	–	–	–(a)	–(a)
DBS Diamond Holdings Ltd	Bermuda	Investment holding	100	100	–	–	9,919	10,713
Benchmark Farm Finance (Four) Limited (Under liquidation)	United Kingdom	Dormant	–	–	100	100	–(a)	–(a)
Dao Heng Bank Group Limited (b)	Bermuda/ Hong Kong	Investment holding	–	–	100	100	9,430	9,445
Dao Heng Bank Trustee (BVI) Limited (b) (Under liquidation)	British Virgin Islands	Dormant	–	–	100	100	–(c)	–(c)
Dao Heng Bank Trustee Limited (b)	Hong Kong	Trustee services	–	–	100	100	1	1
Dao Heng Bullion Limited (Under liquidation)	Hong Kong	Dormant	–	–	100	100	–(c)	–(c)
Dao Heng Finance Limited (b)	Hong Kong	Finance company	–	–	100	100	7	8
Dao Heng London plc (formerly "Dao Heng Bank [London] Plc") (Under liquidation)	United Kingdom	Dormant	–	–	100	100	–(a)	–(a)
Dao Heng Nominees Limited (Under liquidation)	United Kingdom	Dormant	–	–	100	100	–(a)	–(a)
DBS Bank (Hong Kong) Limited (b) (formerly "Dao Heng Bank Ltd")	Hong Kong	Commercial banking and financial securities	–	–	100	100	1,267	1,289

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2003	DBS Bank 2002	Other DBSH's subsidiaries 2003	Other DBSH's subsidiaries 2002	Cost of investment held by DBSH's subsidiaries 2003	Cost of investment held by DBSH's subsidiaries 2002
			%	%	%	%	$ millions	$ millions
DBS Corporate Services (Hong Kong) Limited (b) (formerly "Dao Heng Corporate Services Ltd")	Hong Kong	Investment holding and corporate services	–	–	100	100	–(c)	–(c)
DBS H.K. Capital (BVI) Limited (formerly "Dao Heng Capital (BVI) Limited")	British Virgin Islands	Dormant	–	–	100	100	–(c)	–(c)
DBS Kwong On Finance Limited (b)	Hong Kong	Deposit-taking finance company	–	–	100	100	5	6
DBS Kwong On Futures Limited (b)	Hong Kong	Dormant	–	–	100	100	1	1
DBS Kwong On (Nominees) Limited (b) (formerly "DBS Kwong On Bank Nominees Limited")	Hong Kong	Nominee services	–	–	100	100	–(c)	–(c)
DBS Kwong On Securities Limited (Under liquidation)	Hong Kong	Dormant	–	–	100	100	3	3
DBS Overseas Limited (b) (formerly "Overseas Trust Bank Limited")	Hong Kong	Dormant	–	–	100	100	–(c)	864
DBS Trustee H.K. (Jersey) Limited (b) (formerly Dao Heng Trustee (Jersey) Limited)	Jersey/ Hong Kong	Corporate services	–	–	100	100	–(c)	–(c)
DHB Limited (b)	Hong Kong	Investment holding	–	–	100	100	18	18
DHJ Management Limited (b)	British Virgin Islands/ Hong Kong	Dormant	–	–	100	100	–(c)	–(c)
Dransfield Resources Limited (Under liquidation)	British Virgin Islands/United Kingdom	Dormant	–	–	100	100	–(c)	–(c)
EFI Nominees Limited (b)	Hong Kong	Nominee services	–	–	100	100	–(c)	–(c)
Hang Lung Bank (Nominee) Limited (b)	Hong Kong	Nominee services	–	–	100	100	–(c)	–(c)
Hang Lung Godown Company Limited (Under liquidation)	Hong Kong	Dormant	–	–	100	100	1	1

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2003	DBS Bank 2002	Other DBSH's subsidiaries 2003	Other DBSH's subsidiaries 2002	Cost of investment held by DBSH's subsidiaries 2003	Cost of investment held by DBSH's subsidiaries 2002
			%	%	%	%	$ millions	$ millions
JT Administration Limited [b]	British Virgin Islands/ Hong Kong	Dormant	–	–	100	100	–[c]	–[c]
Kenson Asia Ltd [b]	Hong Kong	Dormant	–	–	100	100	–[c]	–[c]
Kingly Management Ltd [b]	Hong Kong	Dormant	–	–	100	100	–[c]	–[c]
Market Success Limited [b]	British Virgin Islands/ Hong Kong	Dormant	–	–	100	100	–[c]	–[c]
Omega One Limited [b]	Hong Kong	Dormant	–	–	100	–	–[c]	–
Omega Two Limited [b]	Hong Kong	Dormant	–	–	100	–	–[c]	–
OTB Card Company Limited [b]	Hong Kong	Property investment	–	–	100	100	17	17
OTB International Factors Limited [b]	Hong Kong	Dormant	–	–	100	100	2	2
O.T.B. Investment Limited (Under liquidation)	Hong Kong	Dormant	–	–	100	100	–[c]	–[c]
OTB Property Management Limited (Under liquidation)	Hong Kong	Dormant	–	–	100	100	–[c]	–[c]
OTB Services Limited [b]	Hong Kong	Provision of consultancy services	–	–	100	100	1	1
Overseas Trust Bank Nominees Limited [b]	Hong Kong	Nominee services	–	–	100	100	–[c]	–[c]
Ting Hong Nominees Limited [b]	Hong Kong	Nominee services	–	–	100	100	–[c]	–[c]
Worldson Services Ltd [b]	Hong Kong	Dormant	–	–	100	100	–[c]	–[c]
DBS Factors Pte Ltd	Singapore	Dormant	100	100	–	–	5	5
DBSF Ltd (Under liquidation)	Singapore	Dormant	100	100	–	–	7	7
DBSF Investments Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	100	100	17	17
DBS Finance Nominees Pte Ltd (Under liquidation)	Singapore	Dormant	100	100	–	–	–[c]	–[c]
DBS Forex Centre Philippines, Inc. (Liquidated)	The Philippines	Dormant	–	100	–	–	–	–[c]
DBS Group Holdings (Hong Kong) Ltd	Bermuda	Investment holding	100	100	–	–	683	940

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2003	DBS Bank 2002	Other DBSH's subsidiaries 2003	Other DBSH's subsidiaries 2002	Cost of investment held by DBSH's subsidiaries 2003	Cost of investment held by DBSH's subsidiaries 2002
			%	%	%	%	$ millions	$ millions
DBS Kwong On Limited [b] (formerly "DBS Kwong On Bank Limited")	Hong Kong	Dormant	–	–	100	100	–	719
DBS Nominees Pte Ltd	Singapore	Nominee services	100	100	–	–	–[c]	–[c]
Kendrick Services Limited	British Virgin Islands	Corporate directorship services	–	–	100	100	–[c]	–[c]
Lushington Investment Limited	British Virgin Islands	Corporate shareholding services	–	–	100	100	–[c]	–[c]
DBS Trustee Ltd [f]	Singapore	Trustee services	20	20	80	80	3	3
DBS Vickers Securities Holdings Pte Ltd	Singapore	Investment holding	100	59.5	–	–	538	323
Ballas Nominees (Private) Limited (Under liquidation)	Singapore	Dormant	–	–	100	100	–[c]	–[c]
DBS Futures Hong Kong Ltd (Liquidated)	Hong Kong	Dormant	–	–	–	100	–	2
DBS Securities Holding Pte Ltd (Under liquidation)	Singapore	Investment holding	–	–	100	100	277	285
DBS Securities Nominees (HK) Ltd (Liquidated)	Hong Kong	Dormant	–	–	–	100	–	[c]
DBS Securities Philippines, Inc (Liquidated)	The Philippines	Dormant	–	–	–	100	–	11
DBS TD Waterhouse Holdings Pte Ltd	Singapore	Investment holding	–	–	73	–	24	–
DBS TD Waterhouse (Hong Kong) Ltd [b]	Hong Kong	Securities broker and margin financing	–	–	100	–	28	–
DBS TD Waterhouse Securities (Hong Kong) Ltd [b]	Hong Kong	Securities broker	–	–	100	–	1	–
DBS TD Waterhouse (Singapore) Pte Ltd	Singapore	Securities broker	–	–	100	–	10	–
DBS Trading Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	100	100	–[c]	–[c]
DBS Vickers Futures (Hong Kong) Limited [b]	Hong Kong	Futures broker	–	–	100	100	8	8

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2003	DBS Bank 2002	Other DBSH's subsidiaries 2003	Other DBSH's subsidiaries 2002	Cost of investment held by DBSH's subsidiaries 2003	Cost of investment held by DBSH's subsidiaries 2002
			%	%	%	%	$ millions	$ millions
DBS Vickers (Hong Kong) Limited [b]	Hong Kong	Securities broker	–	–	100	100	51	72
DBS Vickers Research Singapore Pte Ltd	Singapore	Investment advisory services	–	–	100	100	–[c]	–[c]
DBS Vickers Securities (Hong Kong) Ltd [b]	Hong Kong	Securities broker	–	–	100	100	2	42
DBS Vickers Securities Malaysia Pte Ltd (Under liquidation)	Singapore	Investment holding	–	–	100	100	17	17
DBS Vickers Securities Nominees (Hong Kong) Limited [b]	Hong Kong	Nominee services	–	–	100	100	–[c]	–[c]
DBS Vickers Securities Nominees (Singapore) Pte Ltd	Singapore	Nominee services	–	–	100	100	–[c]	–[c]
DBS Vickers Securities (Phils.), Inc. (Under liquidation)	The Philippines	Dormant	–	–	100	100	10	10
DBS Vickers Securities (Singapore) Pte Ltd	Singapore	Securities and futures broker	–	–	100	100	25	25
DBS Vickers Securities (Thailand) Co Ltd [b]	Thailand	Securities broker	–	–	100	100	50	82
DBS Vickers Securities (UK) Ltd [b]	United Kingdom	Securities broker	–	–	100	100	–[c]	–[c]
DBS Vickers Securities (USA), Inc [b]	United States	Securities broker	–	–	100	100	4	4
First Independent Insurance Brokerage Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	100	100	–[c]	–[c]
Hwang-DBS Vickers Research (Malaysia) Sdn Bhd (formerly "DBS Vickers Research (Malaysia) Sdn Bhd")	Malaysia	Investment advisory services	–	–	[g]	100	[g]	1
J. Ballas (Hong Kong) Company Limited (Liquidated)	Hong Kong	Dormant	–	–	–	100	–	1

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2003	DBS Bank 2002	Other DBSH's subsidiaries 2003	Other DBSH's subsidiaries 2002	Cost of investment held by DBSH's subsidiaries 2003	Cost of investment held by DBSH's subsidiaries 2002
			%	%	%	%	$ millions	$ millions
PT DBS Securities Indonesia (Under liquidation)	Indonesia	Dormant	–	–	75	75	5	9
PT DBS Vickers Securities (Indonesia) (b)	Indonesia	Securities broker	–	–	75	75	8	6
Vickers Ballas & Co. Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	100	100	65	65
Vickers Ballas Asset Management Pte Ltd	Singapore	Fund management	–	–	100	100	1	1
Vickers Ballas (B.V.I) Holdings Limited (Liquidated)	British Virgin Islands/ Hong Kong	Dormant	–	–	–	100	–	–(c)
Vickers Ballas Capital Limited (Liquidated)	Hong Kong	Dormant	–	–	–	100	–	–(c)
Vickers Ballas Consultancy Services Limited (b)	Hong Kong	Dormant	–	–	100	100	–(c)	–(c)
Vickers Ballas Futures Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	100	100	1	1
Vickers Ballas Hong Kong Holdings Ltd (Liquidated)	Bermuda/ Hong Kong	Dormant	–	–	–	100	–	–(c)
Vickers Ballas Hong Kong Securities Ltd (Liquidated)	Hong Kong	Dormant	–	–	–	100	–	3
Vickers Ballas Investment Management Limited (b)	Hong Kong	Direct investment and investment advisory services	–	–	100	100	–(c)	–(c)
Vickers Ballas Investment Research Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	100	100	–(c)	–(c)
Vickers Ballas Nominees Pte Ltd (Under liquidation)	Singapore	Dormant	–	–	100	100	–(c)	–(c)
Vickers Ballas (UK) PLC (Under liquidation)	United Kingdom	Dormant	–	–	100	100	1	1
Vidasia Nominees Limited (Liquidated)	Hong Kong	Dormant	–	–	–	100	–	–(c)

Subsidiary companies	Country of incorporation/ business	Principal activities	Interest held by DBS Bank 2003	2002	Other DBSH's subsidiaries 2003	2002	Cost of investment held by DBSH's subsidiaries 2003	2002
			%	%	%	%	$ millions	$ millions
NDC Capital Holdings Pte Ltd (Under liquidation)	Singapore	Dormant	**100**	100	**–**	–	**56**	56
POSB Computer Services Pte Ltd (Under liquidation)	Singapore	Dormant	**100**	100	**–**	–	**9**	9
PT Bank DBS Indonesia [(b)]	Indonesia	Commercial banking and financial services	**99**	99	**–**	–	**62**	60
Singapore Factory Development Ltd (Under liquidation)	Singapore	Dormant	**100**	100	**–**	–	**5**	5

(a) Written down to zero value.
(b) Audited by associated firms of Ernst & Young, Singapore.
(c) Amount under $500,000.
(d) Included cost of investment in preference shares held amounting to $18 million.
(e) Included cost of investment in preference shares held amounting to $74 million.
(f) Included 20% held by DBSH in trust for DBS Bank.
(g) Ceased to be a subsidiary company during the financial year (Note 29.5.2).

29.4 CONSOLIDATION OF SPECIAL PURPOSE ENTITIES

DBSH Group consolidated certain entities in accordance with the Interpretation of Financial Reporting Standard ("INT FRS" 12), "Consolidation – Special Purpose Entities ("SPEs")" although these entities are not legally owned by DBSH Group.

This is due to the fact that:

(a) DBSH or its subsidiary companies retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities; or

(b) the activities of the SPE are being conducted on behalf of DBSH or its subsidiary companies according to its specific business needs.

The consolidated SPEs, together with the share of total assets at December 31 are as follows:

Name of Entity	Country of Entity	DBSH Group share of total assets 2003	2002
		$ millions	$ millions
Singa Secured Assets Limited	Singapore	445	947
ALCO 1 Limited	Cayman Islands	223	225
Tampines Assets Limited	Singapore	134	162
The Dragon Partnerships	Hong Kong	[c]	129[b]
New Heights Investment Limited	Cayman Islands	57	57
Red Orchid Secured Assets Limited	Cayman Islands	112	–
Constellation Investment Ltd	Cayman Islands	150	–
Skyer I & II Limited	Cayman Islands	248	–
The Development I Partnership	Hong Kong	165	–
The Preferred Shares – Subordinated Debentures of DBS Thai Danu Plc. Fund	Thailand	Not significant	Not significant
Vanda Secured Assets Limited	Singapore	Not significant	Not significant
Contract Collections Inc.[a]	United States of America	Not significant	Not significant
Panthers Limited Partnership	United States of America	[c]	Not significant

(a) Under liquidation

(b) The SPE's borrowings are secured by the assets of the company.

(c) Exit/liquidated in 2003

None of the above entities are material to DBSH Group's profit and loss account.

29.5 ACQUISITION AND DISPOSAL OF SUBSIDIARY COMPANIES

29.5.1 DBS Vickers Securities Holdings Pte Ltd ("DBSV"), a wholly owned subsidiary of DBS Bank, increased its equity stake in DBS TD Waterhouse from 50% to 73% for a consideration of $3 million. The net attributable tangible assets of DBS TD Waterhouse as at the date of the additional acquisition was $3 million.

29.5.2 During the financial year, DBSV disposed 51% equity stake in Hwang DBS Vickers Research (Malaysia) Sdn Bhd (formerly "DBS Vickers Research (Malaysia) Sdn Bhd"). The cash consideration received and the net attributable tangible assets disposed were not material. On completion of the sale, at end December 2003, Hwang DBS Vickers Research (Malaysia) Sdn Bhd is an associated company of DBSH Group.

29.5.3 During the financial year, the following subsidiaries were liquidated: DBS Forex Centre Philippines, Inc., DBS Asset Management (Cayman) Limited, Vickers Ballas (Hong Kong) Holdings Limited, DBS Futures Hong Kong Limited, DBS Securities Nominees (Hong Kong) Ltd, J. Ballas (Hong Kong) Company Limited, Vickers Ballas (B.V.I) Holdings Limited, Vickers Ballas Capital Limited, Vickers Ballas Hong Kong Securities Ltd, Vidasia Nominees Limited and DBS Securities Philippines, Inc.

29.6 ACQUISITION OF ADDITIONAL INTEREST IN SUBSIDIARY COMPANIES

29.6.1 DBS Bank (Hong Kong) Limited

DBSH Group's financial statements for the year ended December 31, 2002 took into account the effect of the exercise of DBS Bank's call option on the minority shareholders of DBS Diamond Holdings Limited ("DDH") to acquire the remaining 28.4% of the share capital of DDH on January 10, 2003, and reflected an increase in DBS Bank's equity interest in DDH from 71.6% to 100%. DDH owned 100% of Dao Heng Bank Group Limited ("DHG"). Pursuant to the Hong Kong legislative and regulatory requirements, the legal merger of Dao Heng Bank Limited, Overseas Trust Bank Limited and DBS Kwong On Bank Limited was completed on July 21, 2003. The merged entity was named DBS Bank (Hong Kong) Limited on the same date.

29.6.2 DBS Vickers Securities Holdings Pte Ltd

On September 11, 2003, DBS Bank purchased the remaining 336,175,960 ordinary shares in DBS Vickers Securities Holdings Pte Ltd ("DBSV"). As a result, DBS Bank's equity interest in DBSV increased from 59.5% to 100%. The consideration paid for the additional acquisition was $239 million and goodwill of $108 million arising from the acquisition is amortised over a period of 8 years from October 2003.

29.7 AMOUNTS DUE FROM SUBSIDIARY COMPANY

These amounts comprise deposits with a subsidiary company.

29.8 FAIR VALUES OF ASSETS AND LIABILITIES OF SUBSIDIARY COMPANIES DISPOSED

Fair values of assets and liabilities, and net cash flow arising from disposal of subsidiary companies in the current financial year were not significant.

The fair values of assets and liabilities of subsidiary companies disposed in the previous financial year were as follows:

In $ millions	DBSH Group 2002
Fixed assets	5
Other assets	46
Other liabilities	(5)
	46
Less: Minority interests	2
Adjusted net attributable assets	44
Add: Profit on disposal of subsidiary companies	33
Proceeds from disposal	77
Less: Cash and bank balances in subsidiary companies disposed	45
Net cash inflow from disposal of subsidiary companies	32

29.9 FAIR VALUES OF ASSETS AND LIABILITIES OF SUBSIDIARY COMPANIES ACQUIRED

The details of the fair values of assets and liabilities of a subsidiary company during the year were as follows:

In $ millions	DBSH Group 2003
Cash, balances, placements with, and loans and advances to banks	21
Other assets, including fixed assets	112
Deposits and other accounts of non-bank customers	(87)
Other liabilities	(31)
	15
Less: Minority interests	4
Adjusted net attributable assets	11
Less: Investment cost for the 50% interest in DBS TD Waterhouse [(a)]	8
Cost of acquisition for the additional 23% interest in DBS TD Waterhouse	3
Less: Cash and bank balances in subsidiary companies acquired	12
Net cash inflow for acquisition of subsidiary companies	9

(a) Refers to original investment cost ($21 million) less share of losses arising from equity accounting ($13 million)

There were no new subsidiary companies acquired in the previous financial year.

30. ASSOCIATED AND JOINT VENTURE COMPANIES

30.1 The investments in associated and joint venture companies at December 31 are as follows:

In $ millions	DBSH Group 2003	DBSH Group 2002
Quoted equity securities at cost	**1,281**	1,255
Unquoted equity securities at cost	**75**	44
	1,356	1,299
Less: Goodwill arising from equity accounting	**837**	837
	519	462
Add: Net exchange translation adjustments	**(52)**	(22)
Share of post acquisition reserves	**80**	81
Total	**547**	521

30.2 At December 31, the net tangible asset values ("NTA") and market values of the quoted equity investments in associated companies of DBSH Group for which equity accounting was applied are as follows:

	DBSH Group			
	2003		2002	
In $ millions	NTA	Market value	NTA	Market value
Held by subsidiary companies				
Bank of the Philippine Islands	**339**	**544**	350	424
Hwang – DBS (Malaysia) Bhd	**64**	**46**	63	36
Total	**403**	**590**	413	460

30.3 The associated companies held by DBSH and its subsidiary companies at December 31 are as follows:

Associated companies	Country of incorporation/ business	Principal activities	Interest held by DBSH/DBSH's subsidiaries (%) 2003	2002
Quoted				
Held by DBS Bank				
Bank of the Philippine Islands	The Philippines	Commercial banking and financial services	**20.8**	20.8
Vanda Systems & Communications Holding Limited [c]	Hong Kong	System integration and related services	**25.7**	–
Held by other subsidiary companies				
Hwang – DBS (Malaysia) Bhd	Malaysia	Investment holding	**22.8**	23.1
Thailand Carpet Manufacturing Public Company Limited [b]	Thailand	Carpet manufacturer	**35.9**	40.5
Unquoted				
Held by DBSH				
RMCA Reinsurance Limited [a]	Singapore	Investment holding	**30.0**	30.0

Associated companies	Country of incorporation/ business	Principal activities	Interest held by DBSH/DBSH's subsidiaries (%) 2003	2002
Held by DBS Bank				
Clearing and Payment Services Pte Ltd	Singapore	Provides service infrastructure for clearing payment and settlement of financial transactions	**33.3**	33.3
Fujitec Singapore Corporation Ltd	Singapore	Manufactures elevators, escalators and related components	–	26.3
Network for Electronic Transfers (Singapore) Pte Ltd	Singapore	Electronic funds transfer	**33.3**	33.3
Orix Leasing Singapore Ltd	Singapore	Lease and hire-purchase financing of equipment	**30.0**	30.0
Venture Investment Management (S) Pte Ltd	Singapore	Investment management services	–	24.5
Investment and Capital Corporation of the Philippines	The Philippines	Financial services	**20.0**	20.0
Nextmall Holdings Corporation (c)	Cayman Islands	Supermarket	**27.3**	27.3
Merlion CDO 1 Limited	Cayman Islands	Special purpose entity for note issuance programme	**29.3**(e)	–
Capital OK Company Limited (Note 30.5)	Thailand	Consumer finance	**40.0**	–
Held by other subsidiary companies				
Asia Converge Pte Ltd	Singapore	Securities transaction processing	**39.0**	39.0
Singapore Africa Investment Management Pte Ltd	Singapore	Investment management	**30.0**	30.0
Southern Africa Investment Pte Ltd	Singapore	Venture capital investment	**25.0**	25.0
Singapore Consortium Investment Management Ltd	Singapore	Investment management services	**33.3**	33.3
Venture Investment Management II Ltd	Singapore	Investment manager for venture capital	**30.0**	30.0
Transtech Venture Management Pte Ltd	Singapore	Investment manager for venture capital	**40.0**	40.0
Hwang-DBS Unit Trust Berhad	Malaysia	Investment management services	**30.0**	30.0
Hwang-DBS Vickers Research (Malaysia) Sdn Bhd	Malaysia	Investment advisory services	**49.0**	(d)
Olympia Thailand (b)	Thailand	Wholesale and retail	**26.9**	26.9
Prosperity Industrial Estate Co., Ltd (b)	Thailand	Land Bank	**20.0**	20.0

(a) The associated company is under a court-approved scheme of arrangement. Consequently, equity accounting was not applied.
(b) The investment in the associated company was acquired as a result of debt restructuring, and is not intended to be a long-term investment. Consequently, equity accounting was not applied.
(c) This is a private equity investment and is not intended to be a long-term investment. Consequently, equity accounting was not applied.
(d) Hwang-DBS Vickers Research (Malaysia) Sdn Bhd was a wholly owned subsidiary at end December 31, 2002 (Note 29.5.2).
(e) The interest held refers to DBS Bank's proportionate holding of the subordinate debts issued by the company, and is included as an investment in associated companies in accordance with Interpretation of Financial Reporting Standard 12, "Consolidation – Special Purpose Entities" although it is not legally owned by DBS Bank.

30.4 The joint venture companies indirectly held by DBSH at December 31 are as follows:

Joint venture companies	Country of incorporation/ business	Principal activities	Interest held by DBSH/DBSH's subsidiaries (%) 2003	2002
Held by DBS Bank				
Ayala DBS Holdings Inc.	The Philippines	Investment holding	**40.0**	40.0
Integrated Payment Venture Pte Ltd	Singapore	Dormant	**50.0**	50.0
Held by other subsidiary companies				
DBS TD Waterhouse Holdings Pte Ltd	Singapore	Investment holding	(a)	50.0
Hutchison DBS Card Limited (formerly known as "Hutchison Dao Heng Card Limited")	British Virgin Islands	Provision of credit card services	**50.0**	50.0

(a) Became a subsidiary effective from July 2003 (Note 29.5.1)

30.5 On December 11, 2003, DBS Bank announced the formation of an associated company Capital OK Company Limited, in Thailand. DBS Bank owns 40% in the company for an initial capital injection of Thai Baht 400 million.

30.6 DBSH Group's share of the income and expenses, assets employed and liabilities incurred by the joint venture companies at December 31 is as follows:

In $ millions	DBSH Group 2003	2002
Profit and Loss		
Share of income	**37**	37
Share of expenses	**(40)**	(42)
Balance sheet		
Non-current assets	**1**	4
Current assets	**247**	298
Current liabilities	**23**	75
Non-current liabilities	**189**	195

31. GOODWILL

Set out below is the carrying value after an assessment for impairment of goodwill has been performed:

In $ millions	DBSH Group 2003	DBSH Group 2002
Unamortised balance at January 1	**7,693**	5,205
Acquisition of subsidiary companies [a]	**108**	2,767
Amortisation for the year (Note 10)	**(430)**	(278)
Unamortised balance at December 31	**7,371**	7,693

(a) Included the goodwill on acquisition of DBS Vickers Securities Holdings Pte Ltd of $108 million (2002: NIL), DBS Diamond Holdings Limited NIL (2002: $2,684 million) and DBS Group Holdings (Hong Kong) Limited NIL (2002: $83 million).

The unamortised balance at December 31 is analysed below:

In $ millions	Date of acquisition	Amortisation period	Unamortised balance at December 31 2003	Unamortised balance at December 31 2002	Charge to Profit and Loss Account 2003	Charge to Profit and Loss Account 2002
At DBS Bank level:						
DBS Diamond Holdings Ltd			**7,114**	7,521	**407**	261
	June 29, 2001	20 years	**4,575**	4,837	**262**	261
	January 10, 2003	19 years	**2,539**	2,684	**145**	–
DBS Vickers Securities			**182**	92	**18**	14
Holdings Pte Ltd	September 12, 2001	5 / 10 years	**78**	92	**14**	14
	September 11, 2003[a]	8 years	**104**	–	**4**	–
DBS Group Holdings (Hong Kong) Ltd	May 7, 2002	17 years	**75**	80	**5**	3
			7,371	7,693	**430**	278
Included in DBS Vickers Securities Holding Pte Ltd:						
Lum Chang Securities Pte Ltd		5 years	**5**	7	**2**	2
DBS Securities Holding Pte Ltd [b]		5 years	**8**	11	**3**	2
			13	18	**5**	4

(a) Refers to the goodwill arising from the purchase of minority shareholding in DBS Vickers Securities Holdings Pte Ltd.

(b) Eliminated at Group's level.

32. FIXED ASSETS

32.1 Net book values at December 31, at cost less accumulated depreciation, and movements during the year are as follows:

In $ millions	Leasehold properties [a]	Freehold properties	Total properties	Equipment, furniture and other assets	Total
Cost					
Balance at January 1, 2003	2,370	160	2,530	581	3,111
Additions	20	8	28	57	85
Disposals	(121)	(8)	(129)	(68)	(197)
Exchange differences	(18)	7	(11)	1	(10)
Balance at December 31, 2003	2,251	167	2,418	571	2,989
Accumulated depreciation					
Balance at January 1, 2003	294	30	324	223	547
Depreciation charge	61	3	64	104	168
Disposals	(69)	(1)	(70)	(48)	(118)
Exchange differences	–	1	1	1	2
Balance at December 31, 2003	286	33	319	280	599
Less: Provision for diminution in value (Note 28)	(360)	(14)	(374)	#	(374)
Net book value at December 31, 2003	1,605	120	1,725	291	2,016
Market value at December 31, 2003	2,022	126	2,148	–	2,148
Cost					
Balance at January 1, 2002	2,511	221	2,732	644	3,376
Additions	32	2	34	78	112
Disposals	(98)	(58)	(156)	(120)	(276)
Exchange differences	(75)	(5)	(80)	(21)	(101)
Balance at December 31, 2002	2,370	160	2,530	581	3,111
Accumulated depreciation					
Balance at January 1, 2002	257	31	288	215	503
Depreciation charge	62	4	66	106	172
Disposals	(13)	(8)	(21)	(86)	(107)
Exchange differences	(12)	3	(9)	(12)	(21)
Balance at December 31, 2002	294	30	324	223	547
Less: Provision for diminution in value (Note 28)	(290)	(13)	(303)	#	(303)
Net book value at December 31, 2002	1,786	117	1,903	358	2,261
Market value at December 31, 2002	2,259	131	2,390	–	2,390

\# Amount under $500,000

(a) Include collaterals of secured borrowings. Please refer to Notes 21.2.5 and 21.2.7.

32.2 The net book values of DBS Building Tower Two and PWC Building, being investment properties held for the purpose of generating rental income, at December 31, 2003 are $197 million (2002: $207 million) and $325 million (2002: $350 million) respectively. Their market values are independently appraised at $374 million (2002: $400 million) and $325 million (2002: $350 million) respectively.

33. OTHER ASSETS

In $ millions	DBSH Group 2003			2002
Accrued interest receivable [a]		792		905
Balances arising from revaluation of financial instruments (Note 36)	8,865		7,383	
Less: Valuation adjustments (Note 33.1)	250	8,615	111	7,272
Deposits and prepayments (Note 33.2)		355		268
Foreclosed properties (net of provision)		148		155
Clients' monies receivable from securities business		722		276
Sundry debtors and others		1,387		1,026
Total		12,019		9,902

(a) Accrued interest receivable is net of interest-in-suspense (Note 26).

33.1 Valuation adjustments includes bid-offer spread adjustments made to mark all long positions to bid prices and short positions to offer prices; liquidity reserves to reflect possible price adjustments to the market values to liquidate certain material positions held by the Group; and model risk reserves for positions where the models used may be a proxy or there may be numerical uncertainty within certain ranges. (Note 2.15.2).

33.2 Included in "Deposits and prepayments" at December 31, 2003, was an amount of $78 million (2002: $101 million) relating to an advance placed in a trust. The trust is for the purchase of shares in connection with the DBSH Performance Share Plan and the DBSH Employee Share Plan (Note 14). The advance at December 31, 2003 had been written down to its recoverable amount at reporting date. The cumulative provision at December 31, 2003 amounting to $44 million (2002: $23 million) represents the shortfall in the value of shares held in the trust when compared against the purchase cost of the shares.

34. CONTINGENT LIABILITIES

DBSH Group conducts business involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

Nature of instruments

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. DBSH Group expects most acceptances to be presented, but reimbursement by the customer is usually immediate. Endorsements are residual liabilities of DBSH Group in respect of bills of exchange, which have been paid and subsequently rediscounted.

Guarantees, performance bonds and assets pledged as collateral security are generally written by a bank to support the performance of a customer to third parties. As DBSH Group will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amount.

34.1 The amounts outstanding at December 31 comprise the following:

In $ millions	DBSH Group 2003	DBSH Group 2002
Acceptances on account of customers	92	305
Guarantees on account of customers	3,734	4,363
Endorsements and other obligations on account of customers		
Letters of credit	2,637	2,137
Others	432	372
Other contingent items	89	99
Total	6,984	7,276
Industry Breakdown		
Manufacturing	1,297	1,539
Building and Construction	422	485
General Commerce	2,005	1,591
Transportation, Storage and Communications	369	406
Financial Institutions, Investment and Holding Companies	698	970
Professionals and Private Individuals (except Housing Loans)	800	984
Others	1,393	1,301
Total	6,984	7,276

34.2 DBS Bank, a wholly owned subsidiary company of DBSH, has an existing outsourcing agreement with IBM with respect to the provision of information technology and related support to DBSH Group's operations in Singapore and Hong Kong. As with all similar market standard arrangements, there are various termination clauses contained within the agreement that under certain circumstances could require DBSH Group to pay a penalty on early termination of the contract. The exact amount of any penalty amount cannot be reliably determined, as it is dependent upon business volumes over the period of the contract and on the timing of the termination itself.

34.3 Included in "Other contingent items" at December 31, 2003, is an amount of $89 million (2002: $91 million), representing the termination fee payable by DBS Bank should it terminate its Life Insurance Bancassurance Distribution Agreement with Aviva Ltd prematurely before the expiry date.

34.4 Included in "Guarantees on account of customers" at December 31, 2003, was a guarantee of $590 million (2002:$631 million) which was given by DBS Bank to holders of "DBS UP Guaranteed Fund 3.5/1, DBS UP Guaranteed Fund 5.0/1, DBS UP Guaranteed Fund 5.0/2, DBS UP Guaranteed Fund 5.0/3, DBS UP Guaranteed Fund 7.0/2, and DBS UP Guaranteed Fund 7.0/3". The guaranteed value is payable on June 23, 2004, December 23, 2005, April 30, 2006, June 30, 2006, April 30, 2008 and June 30, 2008 respectively.

35. COMMITMENTS

35.1 Undrawn Commitments

The commitments, which are not reflected in the consolidated balance sheet at December 31, comprise the following:

In $ millions	DBSH Group 2003	2002
Loans and other facilities		
Undrawn credit facilities	56,548	53,665
Undisbursed commitments in debt securities and equities	124	174
Underwriting commitments in debt securities and equities	50	–
Spot foreign exchange contracts	3,180	4,471
Sub-total	59,902	58,310
Capital Commitments	48	33
Total	59,950	58,343
Industry Breakdown		
Manufacturing	9,755	9,059
Building and Construction	4,160	3,494
Housing Loans	1,442	1,041
General Commerce	8,415	8,445
Transportation, Storage and Communications	5,215	4,687
Financial Institutions, Investment and Holding Companies	9,829	12,083
Professionals and Private Individuals (except Housing Loans)	12,884	13,179
Others	8,250	6,355
Total	59,950	58,343

35.2 Operating Lease Commitments

The total future minimum lease payments under non-cancellable leases at end December 31 were as follows:

In $ millions	DBSH Group 2003	2002
Not later than 1 year	93	108
Later than 1 year but not later than 5 years	116	134
Later than 5 years	14	17
Total	223	259
Total commitments (Note 35.1 and Note 35.2)	60,173	58,602

36. FINANCIAL DERIVATIVES

36.1 Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options. The following outlines the nature and terms of the most common types of derivatives used by DBSH Group:

36.1.1 Interest rate contracts

Interest rate swaps involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate futures are typically exchange-traded agreements to buy or sell a standard amount of a specified fixed income security or time deposit at an agreed interest rate on a standard future date.

Interest rate options give the buyer on payment of premium the right, but not the obligation, to fix the rate of interest on a future deposit or loan, for a specified period and commencing on a specified future date.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. There is no facility to deposit or draw down funds; instead the writer pays to the buyer the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of an interest rate cap and floor is known as an interest rate collar.

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is calculated by reference to the difference between the contracted rate and the market rate prevailing on the settlement date.

Swaptions give the buyer on payment of a premium the right, but not the obligation, to enter into an interest rate swap as either the payer or receiver of the fixed side of the swap.

36.1.2 Exchange rate contracts

Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

Cross currency swaps are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies. Cross currency swaps may involve the exchange of interest payments in one specified currency for interest payments in another specified currency for a specified period.

Currency options give the buyer on payment of a premium the right, but not the obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

36.1.3 Equity related contracts

Equity options provide the buyer on payment of a premium, the right, but not the obligation, either to purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

36.1.4 Credit related contracts

Credit derivatives are off-balance sheet instruments that allow for the isolation and transfer of credit risk from one party (the "Protection Buyer") to another (the "Protection Seller") without necessarily effecting an upfront exchange of physical assets. The pay-off under a credit derivative contract is linked to the credit performance of an underlying reference credit.

36.2 The following tables summarise the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and non-trading purposes. The notional or contractual amounts of these instruments indicate the volume of transactions outstanding at balance sheet date, they do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Other assets" or "Other liabilities" respectively. Non-trading derivative financial instruments are accounted for on an accrual basis.

	2003					
	Trading			Non-Trading		
In $ millions	Underlying Notional	Year-end Positive Fair Value	Year-end Negative Fair Value	Underlying Notional	Year-end Positive Fair Value	Year-end Negative Fair Value
Interest Rate Derivatives						
Forward rate agreements bought	72,746	23	98		–	–
Forward rate agreements sold	82,827	107	32	–	–	–
Interest rate swaps	726,878	6,337	5,737	14,366	851[(b)]	218
Financial futures purchased	32,708	30	#	–	–	–
Financial futures sold	17,480	1	21	9,398	#	17
Swaptions purchased	5,048	97	–	44	1	–
Swaptions sold	6,287	–	63	306	–	2
Interest rate futures options purchased	12,227	6	–	–	–	–
Interest rate futures options written	20,912	–	5	–	–	–
Interest rate caps /floor written	7,291	53	151		–	–
Interest rate caps /floor purchased	9,633	79	11	–	–	–
Sub-total	994,037	6,733	6,118	24,114	852	237
Foreign Exchange Derivatives						
FX Forwards	43,913	449	465	113	–	2
FX Swaps	112,901	895	681	4,599	34	86
Currency swaps	23,705	385	346	952	–	49
Currency options purchased	15,777	285	–	–	–	–
Currency options written	15,427	–	330	–	–	–
Sub-total	211,723	2,014	1,822	5,664	34	137
Equity Derivatives						
Equity options purchased	1,609	36	–	320	#	–
Equity options sold	6,835	–	196	224	–	–
Sub-total	8,444	36	196	544	#	–
Credit Derivatives						
Credit default swaps	9,292	82	109	2,422	77	–
Sub-total	9,292	82	109	2,422	77	–
Total	1,223,496	8,865	8,245	32,744	963	374
Balances arising from off-balance sheet financial instruments (see Other liabilities / Other assets Notes 20/33)		8,865[(a)]	8,245			

\# Amount under $500,000

(a) These gross position fair value are subject to certain valuation adjustments to reflect possible price adjustments to the market value to liquidate certain material positions held by the Group (Note 2.15.2).

(b) Include fair value of interest rate swaps used to hedge the subordinated debts issued by DBS Bank and DBS Capital Funding Corporation (Note 38).

The following table shows an analysis of DBSH Group's derivatives financial instruments at December 31, 2002:

	2002					
	Trading			Non-Trading		
In $ millions	Underlying Notional	Year-end Positive Fair Value	Year-end Negative Fair Value	Underlying Notional	Year-end Positive Fair Value	Year-end Negative Fair Value
Interest Rate Derivatives						
Forward rate agreements bought	13,661	#	35	–	–	–
Forward rate agreements sold	22,316	65	#	–	–	–
Interest rate swaps	378,849	4,926	4,445	14,926	1,119 (a)	168
Financial futures purchased	54,909	57	3	–	–	–
Financial futures sold	11,056	2	33	–	–	–
Swaptions purchased	1,671	54	–	842	8	#
Swaptions sold	2,086	–	38	–	#	–
Interest rate futures options purchased	12,098	9	–	–	–	–
Interest rate futures options written	24,190	–	6	–	–	–
Interest rate caps /floor written	5,344	–	112	421	–	5
Interest rate caps /floor purchased	4,343	89	–	–	–	–
Sub-total	530,523	5,202	4,672	16,189	1,127	173
Foreign Exchange Derivatives						
FX Forwards	23,912	321	340	230	4	1
FX Swaps	129,559	901	829	11,330	182	556
Currency swaps	20,857	655	736	1,082	3	31
Currency options purchased	18,774	244	–	–	–	–
Currency options written	17,536	–	277	–	–	–
Sub-total	210,638	2,121	2,182	12,642	189	588
Equity Derivatives						
Equity options purchased	1,463	33	–	1	#	–
Equity options sold	1,518	–	40	358	–	#
Sub-total	2,981	33	40	359	#	#
Credit Derivatives						
Credit default swaps	2,993	27	21	2,427	63	–
Sub-total	2,993	27	21	2,427	63	–
Commodity Derivatives						
Gold options purchased	8	#	–	–	–	–
Gold options sold	7	–	#	–	–	–
Sub-total	15	#	#	–	–	–
Total	747,150	7,383	6,915	31,617	1,379	761
Balances arising from off-balance sheet financial instruments (see Other liabilities / Other assets Notes 20/33)		7,383 (b)	6,915			

\# Amount under $500,000

(a) These gross position fair value are subject to certain valuation adjustments to reflect possible price adjustments to the market value to liquidate certain material positions held by the Group (Note 2.15.2).

(b) Include fair value of interest rate swaps used to hedge the subordinated debts issued by DBS Bank and DBS Capital Funding Corporation (Note 38).

The contractual or underlying principal amounts of derivative financial instruments of bank and non-bank counterparties amounted to $1,033,070 million (2002: $590,443 million) and $223,170 million (2002: $188,324 million) respectively.

37. FINANCIAL INSTRUMENTS – USAGE AND RISK MANAGEMENT

37.1 Use of Financial Instruments

DBSH Group's activities include the use of financial instruments. The Group accepts deposits from customers at both fixed and floating rates and for varying periods and seeks to earn above average interest margins by investing these funds in high quality assets. DBSH Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates while maintaining interest rate risk within targets as well as sufficient liquidity to meet all due obligations.

DBSH Group takes positions in exchange-traded and over-the-counter financial instruments including derivatives to take advantage of short-term market movements in, inter alia, equity, bond, currency, interest rate and commodity rates and prices. These positions can be for its own dealing purposes or as part of its services to meet customers' needs. Trading limits on the daily level of market risk exposure that can be taken are set by the Board and monitored by DBS Bank's Group Risk Department. With the exception of specific hedging arrangements, exposures associated with these derivatives are normally offset by entering into counter balancing positions, thereby controlling the variability in the net cash amounts required to liquidate market positions and the net amount of market risk taken. The Group's investment portfolio comprises mainly highly rated government and corporate bonds, and includes other investments such as third-party managed funds. Derivatives may be used to gain or to hedge market exposure in such investments.

37.2 Financial Risk Management Objectives and Policies

DBSH Group has set up objectives and policies to manage the risks that arise in connection with the use of financial instruments. Business units have primary responsibility for managing specific risk exposures while Group Risk exercises independent oversight on risk management for the Group as a whole.

37.2.1 Market Risk

Market risk arises from changes in market rates such as interest rates, foreign exchange rates and equity prices, as well as in their correlation and volatility levels. DBSH Group's trading and investment market risk appetite is determined by the Board of Directors, with detailed limit frameworks governing the different activities approved by the Board Risk Management Committee. The principal risk measures and controls on market risk are Value at Risk (VaR) and stress loss. VaR expresses the potential loss on the current portfolio assuming a specified time horizon before positions can be adjusted (holding period), and measured to a specified level of confidence, based on historical market movements. Stress loss is assessed against a set of forward-looking scenarios using stress moves in the market variables. At the business unit operations level, trading exposures are measured and controlled by various market risk limits (such as stop loss and time bucket concentration limits). All trading activities are subject to mark-to-market valuation to reflect the current market value of the trading portfolio and their profit and loss. Investments are subject to limits by market risk type as well as concentration limits. The Group Asset and Liability Management Committee oversees structural interest rate risk arising from mismatches in the Group's customer loans and deposits, and structural foreign exchange risk.

37.2.2 Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument or the interest income of a portfolio will fluctuate due to changes in market interest rates. It results primarily from the timing mismatch in re-pricing of interest-bearing assets and liabilities. DBSH Group manages its interest rate risk by way of entering into on and off-balance sheet interest rate hedging instruments to hedge the interest rate exposure based on market and economic conditions.

The following tables summarise DBSH Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Actual dates may differ from contractual dates owing to prepayments and the exercise of options. It should also be noted that any representation of interest rate risk at a specific date offers only a snapshot of the risks taken by the Group, since the position is being actively managed and can vary significantly on a daily basis. As such, it may not be representative of the level of risk at other times.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
December 31, 2003								
Cash, and balances and placements with central banks and banks	5,763	10,768	8,026	6,209	–	–	1,713	32,479
Securities [(a)]	943	1,726	3,989	4,842	8,669	19,019	1,511	40,699
Loans to, and bills receivable from, non-bank customers	26,378	16,691	8,069	9,677	1,676	1,006	838	64,335
Other assets [(b)]	–	–	–	–	–	–	22,082	22,082
Total assets	33,084	29,185	20,084	20,728	10,345	20,025	26,144	159,595
Subordinated term debts	–	–	6	19	49	5,404	215	5,693
Deposits and balances of banks	1,834	2,179	1,467	1,167	850	–	–	7,497
Deposits and other accounts of non-bank customers	68,215	17,559	8,068	5,489	2,707	6,003	–	108,041
Other liabilities [(c)]	78	918	1,368	1,104	1,212	918	16,745	22,343
Total liabilities	70,127	20,656	10,909	7,779	4,818	12,325	16,960	143,574
Minority interests	–	–	–	–	–	–	1,125	1,125
Equity	–	–	–	–	–	–	14,896	14,896
Total liabilities and equity	70,127	20,656	10,909	7,779	4,818	12,325	32,981	159,595
On-balance sheet interest rate gap	(37,043)	8,529	9,175	12,949	5,527	7,700	(6,837)	–
Off-balance sheet interest rate gap – Financial derivatives	8,272	588	(5,656)	(1,263)	635	(2,576)	–	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.
(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.
(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	Non-interest bearing	Total
December 31, 2002								
Cash, and balances and placements with central banks and banks	9,270	11,927	9,280	7,176	1,077	90	2,134	40,954
Securities [(a)]	2,923	1,679	2,705	3,584	5,688	9,545	1,156	27,280
Loans to, and bills receivable from, non-bank customers	22,247	15,671	10,210	8,717	1,283	2,060	521	60,709
Other assets [(b)]	–	–	–	–	–	–	20,502	20,502
Total assets	34,440	29,277	22,195	19,477	8,048	11,695	24,313	149,445
Subordinated term debts	–	–	7	17	26	5,535	201	5,786
Deposits and balances of banks	1,852	1,606	992	396	31	–	–	4,877
Deposits and other accounts of non-bank customers	61,823	20,765	10,401	5,494	1,058	1,774	–	101,315
Other liabilities [(c)]	543	239	855	873	1,025	1,912	16,510	21,957
Total liabilities	64,218	22,610	12,255	6,780	2,140	9,221	16,711	133,935
Minority interests	–	–	–	–	–	–	1,273	1,273
Equity	–	–	–	–	–	–	14,237	14,237
Total liabilities and equity	64,218	22,610	12,255	6,780	2,140	9,221	32,221	149,445
On-balance sheet interest rate gap	(29,778)	6,667	9,940	12,697	5,908	2,474	(7,908)	–
Off-balance sheet interest rate gap – Financial derivatives	7,275	(6,830)	(10,251)	10,348	(4,870)	4,328	–	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.
(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.
(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

The table below summarises the effective average interest rate at December 31 by major currencies for monetary financial instruments:

	Singapore Dollar %	US Dollar %	Hong Kong Dollar %
December 31, 2003			
Assets			
Cash, and balances and placements with central banks	0	0	0
Securities [(a)]	0.56 – 3.72	2.65 – 3.52	1.15 – 5.57
Balances, placements with, and loans to banks	0.59 – 0.76	1.00 – 1.20	0.35
Loans to, and bills receivable from, non-bank customers	2.98 – 3.34	2.67 – 3.92	3.34 – 11.85
Liabilities			
Subordinated term debts	5.35	7.13 – 7.88	Not applicable
Deposits and balances of banks	0.21 – 0.53	1.08 – 1.21	0.14
Deposits and other accounts of non-bank customers	0 – 0.49	0.01 – 0.79	0.01 – 1.74
December 31, 2002			
Assets			
Cash, and balances and placements with central banks	0	0	0
Securities [(a)]	0.90 – 3.74	3.38 – 4.19	1.91 – 5.93
Balances, placements with, and loans to banks	0.92 – 0.98	1.29 – 2.01	1.61
Loans to, and bills receivable from, non-bank customers	3.39 – 4.34	2.68 – 4.17	3.63 – 14.24
Liabilities			
Subordinated term debts	5.35	7.13 – 7.88	Not applicable
Deposits and balances of banks	0.38 – 1.03	1.24 – 1.61	1.50
Deposits and other accounts of non-bank customers	0 – 0.89	0.01 – 1.50	0 – 1.78

(a) Securities include Singapore Government securities and treasury bills, trading debt securities and investment securities. Excludes trading and investment equities.

37.2.3 Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The table below summarises the Group's assets and liabilities at carrying amounts, categorised by currency.

In $ millions	Singapore Dollar	US Dollar	Hong Kong Dollar	Thai Baht	Others	Total
December 31, 2003						
Cash, and balances and placements with central banks and banks	7,427	18,641	1,263	184	4,964	32,479
Securities [a]	14,031	15,467	3,383	436	7,382	40,699
Loans to, and bills receivable from, non-bank customers	28,232	8,660	19,941	2,958	4,544	64,335
Other assets [b]	11,589	4,992	4,060	602	839	22,082
Total assets	61,279	47,760	28,647	4,180	17,729	159,595
Subordinated term debts	100	5,247	–	346	–	5,693
Deposits and balances of banks	334	4,854	210	13	2,086	7,497
Deposits and other accounts of non-bank customers	56,513	23,449	17,210	3,533	7,336	108,041
Other liabilities [c]	5,784	7,531	6,058	95	2,875	22,343
Total liabilities	62,731	41,081	23,478	3,987	12,297	143,574
Minority interests	1,125	–	–	–	–	1,125
Equity	14,896	–	–	–	–	14,896
Total liabilities and equity	78,752	41,081	23,478	3,987	12,297	159,595
Net on-balance sheet position	(17,473)	6,679	5,169	193	5,432	–
Net off-balance sheet position	15,556	(6,126)	(5,320)	29	(4,139)	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.

(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

In $ millions	Singapore Dollar	US Dollar	Hong Kong Dollar	Thai Baht	Others	Total
December 31, 2002						
Cash, and balances and placements with central banks and banks	6,843	25,775	1,657	157	6,522	40,954
Securities [(a)]	12,020	6,956	3,571	392	4,341	27,280
Loans to, and bills receivable from, non-bank customers	28,090	7,852	20,266	2,618	1,883	60,709
Other assets [(b)]	11,608	3,843	3,069	477	1,505	20,502
Total assets	58,561	44,426	28,563	3,644	14,251	149,445
Subordinated term debts	100	5,362	–	324	–	5,786
Deposits and balances of banks	713	2,305	171	88	1,600	4,877
Deposits and other accounts of non-bank customers	53,655	20,096	18,731	3,164	5,669	101,315
Other liabilities [(c)]	6,554	6,401	7,774	77	1,151	21,957
Total liabilities	61,022	34,164	26,676	3,653	8,420	133,935
Minority interests	1,266	–	–	–	7	1,273
Equity	14,237	–	–	–	–	14,237
Total liabilities and equity	76,525	34,164	26,676	3,653	8,427	149,445
Net on-balance sheet position	(17,964)	10,262	1,887	(9)	5,824	–
Net off-balance sheet position	15,335	(8,576)	(2,278)	(33)	(4,448)	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.

(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

The table below analyses DBSH Group's net structural currency exposure at December 31:

In $ millions	Net investments in overseas operations [a]	Borrowings which hedge the net investments [b]	Remaining structural currency exposures
Functional currency of the operation involved			
December 31, 2003			
US Dollar	203	195	8
Hong Kong Dollar	3,621	3,531	90
Thai Baht	(4)	(48)	44
Others	782	313	469
Total	4,602	3,991	611
Functional currency of the operation involved			
December 31, 2002			
US Dollar	151	139	12
Hong Kong Dollar	4,115	4,013	102
Thai Baht	4	(59)	63
Others	963	292	671
Total	5,233	4,385	848

(a) Refer to net tangible assets of subsidiary/associated companies and capital funds/retained earnings of overseas branches operations.

(b) Include forwards and non-deliverable forwards used to hedge the investments.

37.2.4 Credit Risk

Credit risk represents the loss which DBSH Group would suffer if a client or counterparty failed to meet its contractual obligations. Senior management sets the overall direction and policy for managing credit risk at the enterprise level. In so doing, it directs the risk appetite and underwriting activities for various countries, industries and counterparties taking into account factors such as prevailing business and economic conditions. DBSH Group is guided by a set of credit principles and policies embodied in its Core Credit Risk Policy, to which all extensions of credit must adhere. These principles and policies have been developed with the objective of promoting best practices and consistent credit risk management standards throughout the organisation.

Exposure to credit risk is managed through a sound, well-defined credit granting process which includes the assessment of repayment likelihood, the establishment of appropriate credit limits, and the employment of various credit risk mitigation techniques such as appropriate credit structuring, and posting of collateral and / or third party support. The Group also uses credit derivative instruments to manage its credit risk exposures through risk transfer to third parties.

37.2.4.1 Derivatives

At any one time, the credit exposure of derivatives transactions is limited to the positive mark-to-market value to the Group, which in general is only a fraction of the derivative contract or notional amount used to express the volume of instruments. This credit exposure, together with potential exposures from market movements, is managed as part of the overall lending limits to the counterparties. Credit exposures on these instruments are usually unsecured, except where the Group enters into collateralised margin transactions with counterparties.

37.2.4.2 Master Netting Arrangements

DBSH Group further manages its credit exposure by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities as transactions are usually accounted for individually on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are settled on a net basis.

37.2.4.3 Credit related commitments

Guarantees and standby letters of credit, which represent undertakings that DBSH Group will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans even though they are of contingent nature. Documentary and commercial letters of credit, which are undertakings by the Group on behalf of a customer, are usually collateralised by the underlying shipments of goods to which they relate and therefore exhibit different risk characteristics from direct borrowing.

Commitments to extend credit include unused portions of loan commitments, guarantees or letters of credit. With respect to credit risk on commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is usually less than the total unused commitments since most commitments to extend credit are contingent upon customers observing or meeting certain credit terms and conditions.

37.2.4.4 Non-performing loans and provisions

DBSH Group's policy is to establish, through charges against profit, a provision in respect of the estimated loss inherent in the lending book. The overall provision represent the aggregate amount by which management considers it necessary to write down its loan portfolio in order to state it in the balance sheet at its estimated ultimate net realisable value. Non-performing loans ("NPLs") are loans, contingent facilities and debt instruments classified as Substandard, Doubtful or Loss in accordance with MAS Notice 612, which determines the level of provisioning.

At December 31, 2003, DBSH Group's total non-performing loans amounted to $3,780 million (2002: $4,224 million). Out of the total NPLs, $1,854 million (49%) [2002: $2,153 million (51%)] were secured by collateral.

Details of DBSH Group's NPLs and provisions at December 31, 2003 are as follows:

			Regional Countries			
In $ millions	Singapore	Hong Kong	DTDB [(a)]	Others	Other Countries	Total
December 31, 2003						
Non- Performing Loans (NPLs)	1,255	643	1,044	501	337	3,780
Substandard	842	475	839	352	269	2,777
Doubtful	42	66	20	49	27	204
Loss	371	102	185	100	41	799
NPLs as a % of Group total assets	0.8%	0.4%	0.7%	0.3%	0.2%	2.4%
Non-bank NPLs as a % of non-bank loans in the respective countries [(b)]	3.3%	2.9%	28.8%	19.0%	8.5%	5.2%
Total Cumulative Provisions	851	418	561	389	168	2,387
Specific provisions	475	190	378	193	87	1,323
General provisions	376	228	183	196	81	1,064
Total Cumulative Provisions as a % of:						
Group total assets	0.5%	0.3%	0.4%	0.2%	0.1%	1.5%
NPLs in the respective countries	68%	65%	54%	78%	50%	63%
Unsecured NPLs in the respective countries	173%	180%	105%	111%	53%	124%

(a) Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited (DTDB)'s loans which are booked in Singapore.

(b) Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

Details of DBSH Group's NPLs and provisions at December 31, 2002 are as follows:

In $'millions	Singapore	Hong Kong	Regional Countries DTDB (a)	Regional Countries Others	Other Countries	Total
December 31, 2002						
Non- Performing Loans (NPLs)	1,546	772	905	690	311	4,224
Substandard	1,051	574	815	466	208	3,114
Doubtful	23	59	7	96	67	252
Loss	472	139	83	128	36	858
NPLs as a % of Group total assets	1.0%	0.5%	0.6%	0.5%	0.2%	2.8%
Non-bank NPLs as a % of non-bank loans in the respective countries (b)	4.2%	3.5%	27.0%	40.6%	8.7%	6.1%
Total Cumulative Provisions	879	449	553	458	161	2,500
Specific provisions	527	227	372	273	112	1,511
General provisions	352	222	181	185	49	989
Total Cumulative Provisions as a % of:						
Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.7%
NPLs in the respective countries	57%	58%	61%	66%	52%	59%
Unsecured NPLs in the respective countries	149%	170%	119%	95%	59%	121%

(a) Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited (DTDB)'s loans which are booked in Singapore.

(b) Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

37.2.4.5 Ageing of non-performing loans

The following table shows the ageing of the non-performing loans of DBSH Group at December 31:

In $ millions	DBSH Group 2003	DBSH Group 2002
Non-default	1,695	1,554
Default loans	2,085	2,670
Less than 3 months	448	651
Over 3 months and less than 6 months	255	323
Over 6 months	1,382	1,696
Total	3,780	4,224

37.2.5 Concentration Risk

DBSH Group's risk management processes also ensure that an acceptable level of risk diversification is maintained across the Group on an ongoing basis. Limits are established and regularly monitored in respect of country exposures and major industry groups, as well as for single counterparty exposures. Control structures are in place to ensure that appropriate limits are in place, exposures are monitored against these limits, and action is taken if limits are breached.

37.2.5.1 Exposures to Malaysia, Indonesia, Thailand, Korea and the Philippines (Regional Countries), Hong Kong and China

At December 31, 2003, DBSH Group has exposures to certain countries in the Asia Pacific region. The exposures are determined based on the location of the credit risk of the customers and counterparties regardless of where the transactions are booked.

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at December 31, 2003 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net exposure		
Assets in	Bank	Central Banks & & Govt. Securities	Non Bank [(a)]	Investments		Amount	As a % of Total Assets	NPLs [(b)]
	(1)	(2)	(3)	(4)	(5)	(6)=(1+2 +3+4-5)	(7)	
Total Regional Countries	**5,016**	**1,104**	**6,395**	**955**	**1,954**	**11,516**	**7.3%**	**1,545**
Malaysia	1,280	13	1,356	90	1,034	1,705	1.1%	233
Indonesia	126	56	365	73	128	492	0.3%	55
Thailand (excluding DTDB)	231	9	221	63	214	310	0.2%	188
Korea	3,326	531	885	1	577	4,166	2.6%	17
The Philippines	46	149	103	604	1	901	0.6%	8
DTDB [(c)]	7	346	3,465	124	–	3,942	2.5%	1,044
Hong Kong	2,457	2,013	23,235	11,935	13,238	26,402	16.5%	643
China	965	24	692	21	393	1,309	0.8%	130
Total	**8,438**	**3,141**	**30,322**	**12,911**	**15,585**	**39,227**	**24.6%**	**2,318**

(a) Non-bank loans include loans to government and quasi-government entities.
(b) NPLs include classified bank loans, debt securities and contingent items.
(c) DTDB: DBS Thai Danu Bank Public Company Limited.

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at December 31, 2002 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net exposure		
Assets in	Bank	Central Banks & & Govt. Securities	Non Bank [(a)]	Investments		Amount	As a % of Total Assets	NPLs [(b)]
	(1)	(2)	(3)	(4)	(5)	(6)=(1+2 +3+4-5)	(7)	
Total Regional Countries	**2,753**	**680**	**4,870**	**813**	**834**	**8,282**	**5.5%**	**1,595**
Malaysia	743	4	677	89	561	952	0.6%	329
Indonesia	109	73	247	72	79	422	0.3%	110
Thailand (excluding DTDB)	98	23	244	73	135	303	0.2%	197
Korea	1,724	249	418	4	54	2,341	1.6%	17
The Philippines	20	49	143	493	5	700	0.5%	37
DTDB [(c)]	59	282	3,141	82	–	3,564	2.3%	905
Hong Kong	1,830	2,372	22,303	10,346	11,074	25,777	17.3%	772
China	1,001	27	718	–	362	1,384	0.9%	167
Total	**5,584**	**3,079**	**27,891**	**11,159**	**12,270**	**35,443**	**23.7%**	**2,534**

(a) Non-bank loans include loans to government and quasi-government entities.
(b) NPLs include classified bank loans, contingent facilities and debt instruments.
(c) DTDB: DBS Thai Danu Bank Public Company Limited.

37.2.5.2 Industry analysis of non-performing loans

The following table shows the industry breakdown of the non-performing loans of DBSH Group at December 31:

	DBSH Group			
	2003		2002	
In $ millions	Outstanding	Specific Provisions	Outstanding	Specific Provisions
Non-performing customer loans				
Manufacturing	894	360	916	400
Building and Construction	414	98	427	129
Housing Loans	198	63	193	49
General Commerce	576	289	723	289
Transportation, Storage and Communications	98	25	139	35
Financial Institutions, Investment and Holding Companies	208	66	365	113
Professionals and Private Individuals (except Housing Loans)	399	157	413	181
Others	695	165	693	175
Sub-total	3,482	1,223	3,869	1,371
Non-performing debt securities	184	73	146	79
Non-performing contingent items	114	27	209	61
Total	3,780	1,323	4,224	1,511

37.2.6 Liquidity Risk

Liquidity risk is the risk that an enterprise will encounter difficulty in meeting its financial obligations. DBSH Group's objective in liquidity management is to ensure that there is sufficient liquidity to meet obligations under normal as well as adverse circumstances and take advantage of lending and investment opportunities as they arise. As part of its liquidity risk management, DBSH Group focuses on a number of components, including limits on behavioural maturity mismatches, key ratios, diversification of funding sources, liquid assets, funding capacity and contingency planning.

The table below analyses assets and liabilities of DBSH Group based on the remaining period at balance sheet date to the contractual maturity date. However, contractual terms are not representative of the behaviour of assets and liabilities.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
December 31, 2003								
Cash, and balances and placements with central banks and banks	7,338	10,737	7,068	6,828	394	19	95	32,479
Securities [(a)]	6,589	664	1,142	4,242	9,181	17,780	1,101	40,699
Loans to, and bills receivable from, non-bank customers	7,005	5,151	5,223	7,384	10,657	28,915	–	64,335
Other assets [(b)]	251	–	–	–	–	–	21,831	22,082
Total assets	21,183	16,552	13,433	18,454	20,232	46,714	23,027	159,595
Subordinated term debts	–	–	6	19	49	5,404	215	5,693
Deposits and balances of banks	1,894	2,125	1,464	1,158	850	6	–	7,497
Deposits and other accounts of non-bank customers	68,215	17,559	8,068	5,489	2,707	6,003	–	108,041
Other liabilities [(c)]	293	472	376	1,492	1,940	1,775	15,995	22,343
Total liabilities	70,402	20,156	9,914	8,158	5,546	13,188	16,210	143,574
Minority interests	–	–	–	–	–	–	1,125	1,125
Equity	–	–	–	–	–	–	14,896	14,896
Total liabilities and equity	70,402	20,156	9,914	8,158	5,546	13,188	32,231	159,595
Net liquidity gap	(49,219)	(3,604)	3,519	10,296	14,686	33,526	(9,204)	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.
(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.
(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

In $ millions	Less than 7 days	1 week to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	Over 3 years	No specific maturity	Total
December 31, 2002								
Cash, and balances and placements with central banks and banks	11,400	11,932	9,274	7,159	1,094	95	–	40,954
Securities [a]	3,943	809	1,731	3,432	5,820	10,459	1,086	27,280
Loans to, and bills receivable from, non-bank customers	5,221	9,174	4,170	4,816	8,914	28,414	–	60,709
Other assets [b]	–	–	–	–	–	–	20,502	20,502
Total assets	20,564	21,915	15,175	15,407	15,828	38,968	21,588	149,445
Subordinated term debts	–	–	7	17	26	5,535	201	5,786
Deposits and balances of banks	1,852	1,606	992	396	31	–	–	4,877
Deposits and other accounts of non-bank customers	61,824	20,764	10,401	5,494	1,058	1,774	–	101,315
Other liabilities [c]	543	3,653	855	1,262	1,025	1,911	12,708	21,957
Total liabilities	64,219	26,023	12,255	7,169	2,140	9,220	12,909	133,935
Minority interests	–	–	–	–	–	–	1,273	1,273
Equity	–	–	–	–	–	–	14,237	14,237
Total liabilities and equity	64,219	26,023	12,255	7,169	2,140	9,220	28,419	149,445
Net liquidity gap	(43,655)	(4,108)	2,920	8,238	13,688	29,748	(6,831)	–

(a) Securities include Singapore Government securities and treasury bills, trading securities and investment securities.

(b) Other assets include associated and joint venture companies, goodwill, fixed assets and other assets.

(c) Other liabilities include debt securities issued, other borrowings, bills payable, current and deferred taxation and other liabilities.

38. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments comprise financial assets, financial liabilities and also off-balance sheet financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction. The information presented herein represents estimates of fair values as at the balance sheet date.

Where available, quoted and observable market prices are used as the measure of fair values. Where such quoted and observable market prices are not available, fair values are estimated based on a range of methodologies and assumptions regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in the uncertainties and assumptions could materially affect these estimates and the resulting fair value estimates.

In addition, fair value information for non-financial assets and liabilities is excluded as they do not fall within the scope of FRS 32 which requires the fair value information to be disclosed. These include fixed assets and intangibles.

Except for loans to and bills receivable from customers, the following table summarises the carrying amounts and fair values of the Group's financial assets and liabilities. The Group has computed the fair values of loans to and bills receivable from customers, taking into account the relevant market interest rates and credit spread by product types and noted that the total fair value is not materially different from the total carrying amount at year-end.

	DBSH Group			
	2003		2002	
In $ millions	Carrying value	Fair value	Carrying value	Fair value
Financial assets				
Cash, and balances and placements with central banks and banks	**32,479**	**32,500**	40,954	40,981
Securities	**40,699**	**41,167**	27,280	27,588
Financial liabilities				
Deposits and balances of banks	**7,497**	**7,499**	4,877	4,880
Deposits and other accounts of non-bank customers	**108,041**	**108,045**	101,315	101,316
Other borrowings, debt securities issued and bills payable	**5,967**	**5,967**	5,431	5,431
Subordinated term debts	**5,693**	**6,384**	5,786	6,663

Cash, and balances and placements with central banks and banks

The estimated fair value of placements is based on the discounted cash flows using the prevailing money market interest rates for placements with similar credit risk and remaining maturity.

Securities

Securities include Singapore Government securities and treasury bills, trading securities and investment securities. Fair value is based on the market prices or broker/dealer price quotations. Where market prices are not available, fair values are estimated based on validated internal valuation models. For equities, where market price information is not available, fair value has been estimated by reference to the net tangible asset backing of the investee.

Deposits, and balances of banks and non-bank customers

The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand.

The estimated fair value of fixed interest-bearing deposits and other borrowings is based on discounted cash flows using prevailing interest rates with similar remaining maturity.

Other borrowings, debt securities and bills payable

The fair value approximates their carrying amounts.

Subordinated term debts

The estimated fair value of subordinated term debts is based on a discounted cash flow model using a current yield curve appropriate for the remaining term to maturity. The fixed rate USD subordinated term debts issued by DBS Bank and DBS Capital Funding Corporation have been converted to floating rate via interest rate swaps. The difference between fair value and carrying amount will be largely offset by the corresponding fair value of hedging interest rate swaps. (Note 36.2).

39. ASSETS PLEDGED

The aggregate carrying amounts of assets that have been mortgaged or pledged in the normal course of business to secure the liabilities of DBSH Group have been disclosed under Notes 21.2.5 to 21.2.10 and Note 29.4. In addition, securities sold under repurchase agreements at December 31, 2003 was $3,329 million (2002: $3,507 million).

40. SEGMENTAL ANALYSIS

40.1 BUSINESS SEGMENT ANALYSIS

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and the customer/other segments.

The various customer segments are described below:

- **Consumer Banking**
  Consumer Banking focuses on providing products and services to individual customers. The products and services offered to customers include credit facilities (mortgage, personal loans, etc.), credit cards, deposit collection, remittance services, and asset management products.

- **Enterprise Banking**
  Enterprise Banking focuses on providing products and services to small and medium enterprises. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

- **Investment Banking**
  Investment Banking caters to the business needs of large corporate customers and financial institutions. The products and services offered to customers include direct lending, advisory banking services, bond issuance, equity financing, syndicated financing, mergers and acquisitions advisory services, debt restructuring advisory services, private equity, nominee and trustee services and cash management services.

- **Treasury and Markets**
  Treasury and Markets is primarily involved in market making, structuring and trading of financial products including foreign exchange, securities and interest rate/ credit/ equity/ foreign exchange derivatives. Income from treasury products and services relating to customers of other segments is reflected in the respective customer segments.

The other segments are:

- **Funding Portfolio**
  The Funding Portfolio managed by Treasury and Markets is the net aggregate of the Group's interest earning assets and interest bearing liabilities. The income generated from this portfolio is predominantly interest rate in nature.

- **Central Operations**
  Central Operations encompasses a range of activities, with corporate decisions made at the centre and the related income and expenses not attributed to business segments. These include central treasury unit, funding costs of DBSH Group's associated and subsidiary companies and gains/ losses on properties, as well as certain subsidiaries including stock broking and asset management.

The following tables analyse the results, total assets and total liabilities by business segments:

DBSH Group

In $ millions	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets [a]	Funding Portfolio [a]	Central Operations	Total
2003							
Income before operating expenses	1,441	631	668	367	461	630	4,198
Operating profit before provisions, taxation and goodwill amortisation	601	397	452	266	334	307	2,357
Net profit before taxation and goodwill amortisation	422	286	364	266	349	180	1,867
Taxation	(87)	(56)	(48)	(46)	(58)	(54)	(349)
Net profit after taxation and before goodwill amortisation	336	231	317	217	288	66	1,455
Goodwill amortisation							(430)
Net profit attributable to members							1,025
Other Information							
Total assets before goodwill	27,569	13,871	27,888	18,811	33,708	30,377	152,224
Goodwill							7,371
Total assets							159,595
Total liabilities	66,043	13,987	13,687	12,686	19,462	17,709	143,574
Capital expenditure	13	7	9	4	3	49	85
Depreciation	37	13	6	7	7	98	168
2002							
Income before operating expenses	1,452	602	704	413	415	560	4,146
Operating profit before provisions, taxation and goodwill amortisation	573	364	481	305	306	266	2,295
Net profit before taxation and goodwill amortisation	419	307	381	305	316	68	1,796
Taxation	(84)	(53)	(46)	(51)	(51)	(26)	(311)
Net profit after taxation and before goodwill amortisation	316	216	329	244	256	14	1,375
Goodwill amortisation							(278)
Net profit attributable to members							1,097
Other Information							
Total assets before goodwill	26,912	13,899	21,581	11,044	41,219	27,097	141,752
Goodwill							7,693
Total assets							149,445
Total liabilities	67,027	13,723	11,585	10,238	13,305	18,057	133,935
Capital expenditure	54	12	6	8	11	21	112
Depreciation	54	18	6	9	14	71	172

(a) Operating expenses and provisions have been determined by pro-rating between Treasury and Markets and the Funding Portfolio based on the share of income before operating expenses.

40.2 GEOGRAPHICAL SEGMENT ANALYSIS

DBSH Group operates in four main geographical areas:

- **"Singapore"**, which includes the operations of the Asian Currency Unit.
- ***"Hong Kong"**, which includes branch and subsidiary operations in Hong Kong.*
- **"Regional countries"**, which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, Korea and the Philippines.
- **"Rest of the world"**, which are mainly branch operations in China, India, Taiwan, United States and United Kingdom.

Singapore and Hong Kong contributed 60% and 32% of the consolidated income before operating expenses, and 64% and 26% of total assets (excluding goodwill), respectively.

Income before operating expenses and net profit attributable to members are based on the country in which the transactions are booked except for special general provisions for regional exposures and additional provisions for DBS Thai Danu Bank Public Company Limited ("DTDB")'s loans which are booked in Singapore. Total assets are shown by geographical area in which the assets are booked. It would not be materially different if total assets shown are based on the country in which the counterparty or assets are located. The total assets, income before operating expenses and net profit attributable to members are stated after elimination of inter-group assets and revenues.

The following tables analyse total assets, income before operating expenses and net profit attributable to members by geographical segments:

	DBSH Group		
In $ millions	Total assets	Income before operating expenses	Net profit attributable to members
2003			
Singapore [a]	**97,655**	**2,496**	**850**
Hong Kong	**39,101**	**1,335**	**486**
Regional countries [a]	**6,813**	**271**	**81**
Rest of the world	**8,655**	**96**	**38**
Sub-total	**152,224**	**4,198**	**1,455**
Goodwill	**7,371**	**–**	**(430)**
Total	**159,595**	**4,198**	**1,025**
2002			
Singapore [a]	93,100	2,567	937
Hong Kong	38,739	1,292	336
Regional countries [a]	5,003	199	67
Rest of the world	4,910	88	35
Sub-total	141,752	4,146	1,375
Goodwill	7,693	–	(278)
Total	149,445	4,146	1,097

(a) Special general provisions for regional exposures and additional provisions for DTDB's loans are booked in Singapore.

41. RELATED PARTY TRANSACTIONS

41.1 During the financial year, DBSH Group has banking transactions with related parties, consisting of associated companies, joint ventures, directors and key management personnel of the DBSH Group. These include deposit taking, loans and credit card facilities. These transactions are made in the ordinary course of business and carried out at arms length commercial terms, and are not material.

In addition, directors and key management personnel received remuneration in respect of their services rendered during the financial year. Non-cash benefits which include share options and performance shares were also granted.

41.2 DIRECTORS AND KEY MANAGEMENT PERSONNEL REMUNERATION AND FEES

Total remuneration and fees paid to DBSH Directors and directors of subsidiary companies, as well as key management personnel were as follows:

	DBSH		DBSH Group	
In $ millions	2003	2002	2003	2002
Remuneration of DBSH directors	–	–	8	6
Remuneration of directors of subsidiary companies	–	–	19	23
Fees of DBSH directors	1 [a]	# [a]	1	1
Fees of directors of subsidiary companies	–	–	#	1
Total directors' remuneration and fees	1	#	28	31
Remuneration of key management personnel [b]	–	–	8	9
Total remuneration and fees	1	#	36	40

\# Amount under $500,000

(a) Directors fees for DBSH Directors amounted to $648,000 (2002: $487,000).
(b) Refers to members of the Management Committee, excluding members who are also DBSH/DBS Bank Directors.

41.3 SHARE OPTIONS GRANTED TO DBSH DIRECTORS AND KEY MANAGEMENT PERSONNEL

The aggregate number of share options granted to DBSH Directors and key management personnel during the financial year were 143,100 and 340,500 (2002: 375,000 and 380,000) respectively. The share options were granted on the same terms and conditions as those offered to other employees of DBSH Group. The outstanding number of share options granted to DBSH Directors and key management personnel at the end of the financial year were 705,225 and 1,269,150 (2002: 727,375 and 1,107,952) respectively.

41.4 PERFORMANCE SHARES GRANTED TO DBSH DIRECTORS AND KEY MANAGEMENT PERSONNEL

During the financial year, 76,930 and 35,250 (2002: 50,000 and 54,740) awards in respect of DBSH ordinary shares were granted to DBSH Directors and key management personnel respectively. The award numbers represent a 100% payout. The payout at the end of the performance period could range from a minimum of 50% of the shares awarded to 200%, dependent on the DBSH Group's performance vis-a-vis target performance levels measured by return on equity.

42. SUBSEQUENT EVENTS

On January 28, 2004, Thai Military Bank PCL ("TMB"), DBS Bank Ltd ("DBS") and DBS Thai Danu Bank PCL ("DTDB") announced that a Memorandum of Understanding ("MoU") was signed to combine TMB and DTDB in a strategic merger to create the 6th largest banking group in Thailand by assets. The MoU sets out, among others, the principles and structure of the merger, management and areas of governance and business cooperation. The proposed structure is a tender offer by TMB for all the shares of DTDB in consideration for new TMB shares. The parties have also agreed to explore incorporating The Industrial Finance Corporation of Thailand ("IFCT") in a three-way merger to create Thailand's 5th largest bank.

The proposed merger is subject to approvals from the Thai Minister of Finance, the Bank of Thailand, the Stock Exchange of Thailand, the Securities and Exchange Commission of Thailand, the Thai Ministry of Commerce, the Monetary Authority of Singapore and the shareholders.

The effect of the proposed merger of TMB, DTDB and IFCT on the DBSH Group's financials will depend on finalisation of the details. It is expected to have a positive non-cash accounting impact on DBSH Group's financials and capital adequacy ratios.

In $ millions	Note	2003	2002 [1]
		Year ended December 31	
Interest income		2,228	2,723
Less: Interest expense		775	1,029
Net interest income		1,453	1,694
Fee and commission income		457	427
Dividends	2	109	198
Rental income		20	17
Other income		651	558
Income before operating expenses		2,690	2,894
Less: Staff costs		500	531
Other operating expenses		550	542
Operating expenses		1,050	1,073
Operating profit before provisions		1,640	1,821
Less: Provision for possible loan losses and diminution in value of other assets	7	643	595
Net profit before taxation		997	1,226
Less: Taxation		255	279
Net profit after taxation		742	947

[1] Figures for 2002 have been restated to reflect the change in accounting policy (Note 2.2.1 of DBSH Notes)
(see notes on pages 125 to 127, which form part of these financial statements)

In $ millions	Note	2003	2002 [1]
		As at December 31	
SHARE CAPITAL			
Share capital	3	1,962	1,962
RESERVES			
Share premium account	4	10,134	10,134
Non-distributable reserves	4	2,313	2,061
Revenue reserve	5	1,841	1,506
		14,288	13,701
SHAREHOLDERS' FUNDS		16,250	15,663
LIABILITIES			
Deposits and balances of banks		7,199	4,490
Deposits and other accounts of non-bank customers		77,293	71,185
Bills payable		275	376
Current taxation		433	359
Other liabilities		12,015	13,016
Other borrowings		376	393
Other debt securities in issue		2,382	1,756
Due to holding company		30	216
Due to subsidiary companies	6	2,227	2,179
Due to related companies		5	6
Subordinated term debts		3,571	3,649
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS		122,056	113,288
ASSETS			
Cash, and balances and placements with central banks		4,861	2,005
Singapore Government securities and treasury bills		11,438	9,006
Trading securities		5,548	2,676
Balances, placements with, and loans and advances to banks		21,768	31,833
Bills receivable from non-bank customers		1,051	1,210
Loans and advances to non-bank customers		39,382	35,904
Investment securities		14,469	7,634
Subsidiary companies		12,276	12,727
Associated and joint venture companies	7	613	874
Fixed assets		645	739
Deferred taxation assets		115	112
Other assets		9,890	8,568
TOTAL ASSETS		122,056	113,288
OFF-BALANCE SHEET ITEMS			
Contingent liabilities		5,494	5,551
Commitments		47,661	45,961
Financial derivatives		1,225,945	738,576

[1] Figures for 2002 have been restated to reflect the change in accounting policy (Note 2.2.1 of DBSH Notes).
(see notes on pages 125 to 127, which form part of these financial statements)

The supplementary financial statements of DBS Bank Ltd ("DBS Bank") (formerly known as The Development Bank of Singapore Ltd) are extracted from the Audited Statutory Accounts of DBS Bank for the financial year ended December 31, 2003. The statutory accounts of DBS Bank, which contained an unqualified audit report, will be delivered to the Registrar of Companies in accordance with the Singapore Companies Act.

1. PRINCIPAL ACCOUNTING POLICIES

The accounting policies applied by DBS Bank are consistent with those applied on DBSH Group as disclosed in Note 2 of the "Notes to the consolidated financial statements" ("DBSH Notes") in DBSH Consolidated Financial Statements.

2. DIVIDENDS

In $ millions	2003	2002
Dividends (gross) from subsidiary companies	34	151
Dividends (gross) from associated companies	33	28
Dividends (gross) from other investments	42	19
Total	109	198

3. SHARE CAPITAL

In $ millions	2003	2002
Authorised		
2,000,000,000 ordinary shares of $1 each	2,000	2,000
600,000,000 non-redeemable convertible preference shares of $2 each	1,200	1,200
300,000,000 non-voting convertible preference shares of $1 each	300	300
800,000 non-cumulative redeemable non-convertible perpetual preference shares of US$0.01 each and each with a liquidation preference of US$1,000	#	#
17,500 non-cumulative redeemable non-convertible perpetual preference shares of $0.01 each and each with a liquidation preference of $10,000	#	#
1,100,000,000 non-cumulative non-convertible perpetual preference shares of $0.01 each and each with a liquidation preference of $100	11	11
	1,511	1,511
Total Issued and Paid-up Capital		
1,962,302,697 (2002: 1,962,302,697) ordinary shares of $1 each	1,962	1,962
11,000,000 (2002: 11,000,000) non-cumulative non-convertible perpetual preference shares of $0.01each	#	#
Total	1,962	1,962

Amount under $500,000

4. RESERVES

4.1 SHARE PREMIUM ACCOUNT

In $ millions	2003	2002
Balance at January 1	10,134	8,944
Issue of shares	–	1,190
Balance at December 31	10,134	10,134

4.2 NON-DISTRIBUTABLE RESERVES

Non-distributable reserves comprise the following:

	DBS Bank 2003		
In $ millions	General reserve [a]	Capital reserve [b]	Total
Balance at January 1, 2003	1,951	110	2,061
Appropriation from profit and loss account (Note 5)	185	–	185
Net exchange translation adjustments during the year	–	67	67
Balance at December 31, 2003	2,136	177	2,313

	DBS Bank 2002		
In $ millions	General reserve [a]	Capital reserve [b]	Total
Balance at January 1, 2002	1,728	(104)	1,624
Appropriation from profit and loss account (Note 5)	223	–	223
Net exchange translation adjustments during the year	–	214	214
Balance at December 31, 2002	1,951	110	2,061

(a) The appropriation from profit and loss account relates to the amounts transferred to the Reserve Fund to comply with the Banking Act.

(b) The Capital reserve comprises net exchange translation adjustments arising from translation differences on opening net investments in foreign subsidiary companies and branches, and the related foreign currency borrowings designated as a hedge.

5. REVENUE RESERVE

In $ millions	2003	2002
Balance at January 1		
– as previously reported	1,459	2,342
– effect of accounting policy change [a]	47	(9)
Balance at January 1 (as restated)	1,506	2,333
Net profit after taxation	742	947
Transfer to general reserve (Note 4.2)	(185)	(223)
Amount available for distribution	2,063	3,057
Less: 8.66% (2002:104.1%) ordinary dividends less income tax paid	170	1,500
6% preference dividends less income tax paid	52	51
Balance at December 31	1,841	1,506

(a) Refer to Note 2.2.1 of DBSH Notes.

6. DUE TO SUBSIDIARY COMPANIES

In $ millions	2003	2002
Subordinated term debts	1,331	1,358
Amounts due to subsidiary companies	896	821
Total	2,227	2,179

The subordinated term debts, issued on March 21, 2001 comprised the Series A Subordinated Note of US$725 million and the Series B Subordinated Note of $100 million, and mature on March 15, 2051. The notes were issued by DBS Bank to DBS Capital Funding Corporation, both wholly-owned subsidiary companies of DBSH. Interest is payable in arrears on March 15 and September 15 each year at a fixed rate of 7.657% per annum (Series A) and 5.35% per annum (Series B), up to March 15, 2011. Thereafter, interest is payable quarterly in arrears on March 15, June 15, September 15 and December 15 each year at a floating rate of three-month London Interbank Offer Rate ("LIBOR") + 3.2% per annum (Series A) and three-month Singapore Swap Offer Rate + 2.52% per annum (Series B).

7. ASSOCIATED AND JOINT VENTURE COMPANIES

The investment in the Bank of Philippine Islands ("BPI") was purchased by DBS Bank in December 1999. In accordance to FRS 36, the Board and Management have made appropriate assessment of the investment value in BPI. Using the higher of net selling price and value in use, an impairment loss of $309 million (2002: $341 million) was recorded in the profit and loss account.

The Directors are pleased to submit their report to the Members together with the audited consolidated financial statements of DBS Group Holdings Ltd ("DBSH") for the financial year ended December 31, 2003, which have been prepared in accordance with the provisions of the Singapore Companies Act and Singapore Financial Reporting Standards.

BOARD OF DIRECTORS

The Directors in office at the date of this report are:

S Dhanabalan	–	Chairman
Jackson Tai	–	Chief Executive Officer & Vice Chairman
Frank Wong Kwong Shing	–	(Appointed on September 16, 2003)
Bernard Chen Tien Lap		
Fock Siew Wah		
Gail D. Fosler (Ms)		
Kwa Chong Seng	–	(Appointed on July 29, 2003)
Moses Lee Kim Poo		
N R Narayana Murthy	–	(Appointed on August 19, 2003)
Leung Chun Ying		
Peter Ong Boon Kwee	–	(Appointed on March 26, 2003)
John Alan Ross	–	(Appointed on February 6, 2003)
Thean Lip Ping		
Yeo Ning Hong		

In accordance with Article 95 of DBSH's Articles of Association, Messrs S Dhanabalan, Bernard Chen Tien Lap and Fock Siew Wah will retire and being eligible, will offer themselves for re-election pursuant to Article 96.

In accordance with Article 101 of DBSH's Articles of Association, Messrs Kwa Chong Seng, N R Narayana Murthy and Frank Wong Kwong Shing will retire and, being eligible, will offer themselves for re-election pursuant to Article 101.

Mr Thean Lip Ping will retire pursuant to Section 153(2) of the Singapore Companies Act, Chapter 50. A resolution will be proposed for his reappointment under Section 153(6) of the said Act to hold office until the next Annual General Meeting of DBSH.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Neither at the end of nor at any time during the financial year, was DBSH a party to any arrangement, the object of which, is to enable the Directors to acquire benefits through the acquisition of shares in or debentures of DBSH or any other body corporate save as disclosed in this report under the headings "**DIRECTORS' INTEREST IN SHARES AND DEBENTURES", "SHARE OPTIONS" and "DBSH PERFORMANCE SHARE PLAN".**

DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The following directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, an interest in shares of the company and related corporations as stated below:

	Holdings in which Directors have a direct interest		Holdings in which Directors are deemed to have an interest	
	As at Dec 31, 2003	As at Dec 31, 2002 (or date of appointment if later)	As at Dec 31, 2003	As at Dec 31, 2002 (or date of appointment if later)
Ordinary Shares of par value $1.00 each				
S Dhanabalan	**38,000**	35,000	**31,534**	31,534
Jackson Tai	**80,800**	44,050	**–**	–
Frank Wong Kwong Shing	**177,850**	177,850	**–**	–
Bernard Chen Tien Lap	**19,000**	19,000	**–**	–
Fock Siew Wah	**50,000**	50,000	**–**	–
Gail D. Fosler	**3,400**	3,400	**–**	–
Kwa Chong Seng	**42,129**	42,129	**–**	–
John Alan Ross	**5,000**	–	**–**	–
Thean Lip Ping	**6,448**	6,448	**15,004**	15,004
Yeo Ning Hong	**10,000**	10,000	**–**	–
Unissued Ordinary Shares of par value $1.00 each under the DBSH Share Option Plan				
Jackson Tai	**348,675**	287,375	**–**	–
Frank Wong Kwong Shing	**356,550**	356,550	**–**	–
Number of DBS Bank 6% Non-Cumulative Non-Convertible Perpetual Preference Shares of par value $0.01 each				
S Dhanabalan	**500**	500	**–**	–
Jackson Tai	**250**	250	**–**	–
Thean Lip Ping	**–**	–	**500**	500

There was no change in any of the above-mentioned interests between the end of the financial year and January 21, 2004.

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director has received or has become entitled to receive a benefit under a contract which is required to be disclosed by Section 201(8) of the Singapore Companies Act save as disclosed in this report or in the financial statements of DBSH and of DBSH Group.

SHARE OPTIONS

(a) DBSH SHARE OPTION SCHEME

The DBSH Share Option Scheme (the "Option Scheme") was adopted by the shareholders of DBSH at an Extraordinary General Meeting held on September 18, 1999, to replace the DBS Bank Share Option Scheme (the "DBS Bank Option Scheme") previously implemented by DBS Bank, following the restructuring of DBS Bank as a wholly owned subsidiary company of DBSH.

The Option Scheme was terminated on October 18, 1999. Options granted under the Option Scheme in 1998 (the "1998 DBSH Options") expired on April 7, 2003 and there are no further outstanding unexercised options under the Option Scheme. Particulars of the 1998 DBSH Options have been set out in the Directors' Report for the year ended December 31, 1998 except for the modification in Rules 1, 4 and 8 of the Option Scheme.

The movements of the unissued ordinary shares of DBSH of par value $1.00 each comprised in outstanding existing unexercised options are as follows:

	Number of unissued ordinary shares	During the year		Number of unissued ordinary shares	Subscription price per ordinary share	Date of expiration
DBSH options	January 1, 2003	Exercised	Lapsed	December 31, 2003		
1998	906,788	906,745	43	–	$7.69	April 7, 2003

(b) **DBSH SHARE OPTION PLAN**

The DBS Bank Share Option Plan (the "DBS Bank Option Plan") was adopted by the shareholders of DBS Bank at an Extraordinary General Meeting of DBS Bank held on June 19, 1999 to replace the DBS Bank Option Scheme. At an Extraordinary General Meeting held on September 18, 1999, the shareholders of DBSH adopted the DBSH Share Option Plan (the "Option Plan") to replace the DBS Bank Option Plan, following the restructuring of DBS Bank as a wholly owned subsidiary company of DBSH. Particulars of the share options granted under the Option Plan in 1999, 2000, 2001 and 2002 (herewith called "1999 DBSH Options", "March/July 2000 DBSH Options", "March/June/August/October 2001 DBSH Options" and "January/March/August/October/December 2002 DBSH Options" respectively) have been set out in the Directors' Reports for the years ended December 31, 1999, 2000, 2001 and 2002 respectively.

The movements of the unissued ordinary shares of DBSH of par value $1.00 each comprised in outstanding DBSH options granted under the Option Plan were as follows:

DBSH options	Number of unissued ordinary shares January 1, 2003	During the year Granted	Exercised	Lapsed	Number of unissued ordinary shares December 31, 2003	Subscription price per ordinary share	Date of expiration
1999	4,256,461	–	–	455,425	3,801,036	$15.30	July 27, 2009
March 2000	1,697,000	–	–	110,800	1,586,200	$20.87	March 5, 2010
July 2000	1,153,800	–	–	39,200	1,114,600	$22.33	July 26, 2010
March 2001	12,193,000	–	–	568,000	11,625,000	$17.70	March 14, 2011
June 2001	21,000	–	–	–	21,000	$14.76	May 31, 2011
August 2001	1,500,000	–	60,000	26,000	1,414,000	$12.93	July 31, 2011
October 2001	11,655	–	11,655	–	–	$10.73	October 30, 2011
January 2002	50,500	–	–	–	50,500	$13.70	January 1, 2012
March 2002	12,328,240	–	38,000	524,000	11,766,240	$14.73	March 27, 2012
August 2002	1,290,000	–	4,000	71,000	1,215,000	$12.27	August 15, 2012
October 2002	9,260	–	–	–	9,260	$11.73	October 9, 2012
December 2002	20,000	–	–	–	20,000	$11.47	December 17, 2012
February 2003	–	14,318,100	96,800	703,700	13,517,600	$10.40	February 23, 2013
March 2003	–	15,000	–	–	15,000	$9.18	March 9, 2013
	34,530,916	14,333,100	210,455	2,498,125	46,155,436		

Total options of 143,100 were granted to executive directors Mr Jackson Tai, Mr Frank Wong Kwong Shing and Mr Ng Kee Choe (retired in June 2003) during the financial year.

Information on the Option Plan, "February 2003 DBSH Options" and "March 2003 DBSH Options" granted under the Option Plan are as follows:

(i) Options to subscribe for DBSH ordinary shares could be granted to DBSH Group executives who hold the rank of Vice President (or equivalent rank) and above and selected employees of DBSH Group of a rank below the rank of Vice President (or equivalent rank). This would also include executives of associated companies of DBSH Group who hold the rank of Vice President (or equivalent rank); and non-executive directors of DBSH.

The persons to whom the "February 2003 DBSH Options" and "March 2003 DBSH Options" have been granted may be eligible to participate in the DBSH Performance Share Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) The dates of expiration of the "February 2003 DBSH Options" and "March 2003 DBSH Options" are February 23, 2013 and March 9, 2013 respectively unless they have been cancelled or have lapsed prior to that date.

(iii) The subscription price for each share in respect of which a DBSH Option (other than "February 2003 DBSH Options" and "March 2003 DBSH Options") is exercisable is the average of the last dealt prices ("Market Price") for the DBSH shares, as determined by reference to the daily official list published by the Singapore Exchange Securities Trading Ltd ("SGX-ST"), for the three consecutive trading days immediately preceding the date of the grant.

(iv) DBSH Options with subscription prices that are equal to the Market Price may be exercised, in whole or in part, one year after the date of the grant up to the date of expiration of the options, and in accordance with a vesting schedule to be determined by the Compensation Committee.

(v) Adjustments may be made to the number of DBSH shares which may be acquired by a participant, or the subscription price or both, in the event of any variation in the issued ordinary share capital of DBSH (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution), upon the written confirmation of the auditors of DBSH that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

Other than the DBSH Options granted under the Option Plan as disclosed herein, there were no outstanding options granted by DBSH as at the end of the financial year.

The persons to whom the DBSH Options have been granted do not have any right to participate by virtue of the DBSH Options in any share issue of any other company.

DBSH PERFORMANCE SHARE PLAN

The DBS Bank Performance Share Plan was adopted by the shareholders of DBS Bank at an Extraordinary General Meeting of DBS Bank held on June 19, 1999. At an Extraordinary General Meeting held on September 18, 1999, the shareholders of DBSH adopted the DBSH Performance Share Plan (the "Performance Share Plan"), to replace the DBS Bank Performance Share Plan, following the restructuring of DBS Bank as a wholly owned subsidiary of DBSH.

During the financial year, awards in respect of an aggregate of 768,360 ordinary shares of par value $1.00 each were granted, pursuant to the DBSH Performance Share Plan, to selected employees of DBSH Group. This included 76,930 awards granted to executive directors Mr Jackson Tai, Mr Frank Wong Kwong Shing and Mr Ng Kee Choe (retired in June 2003). The award numbers represent a 100% payout. The payout at the end of the performance period could range from a minimum of 50% of the shares awarded to 200%, dependent on the DBSH Group's performance vis-à-vis target performance levels measured by return on equity.

Information on the Performance Share Plan are as follows:

(i) DBSH ordinary shares could be granted to DBSH Group executives who hold the rank of Vice President (or equivalent rank) and above and selected employees of DBSH Group of a rank below the rank of Vice President (or equivalent rank). This would also include executives of associated companies of DBSH Group who hold the rank of Vice President (or equivalent rank); and non-executive directors of DBSH.

The participants of the Performance Share Plan may be eligible to participate in the DBSH Share Option Plan or other equivalent plans, but shall not be eligible to participate in the DBSH Employee Share Plan or other equivalent plans.

(ii) Participants are awarded ordinary shares of DBSH, their equivalent cash value or combinations thereof ("DBSH Awards"), when the prescribed performance targets are met. The DBSH Awards are granted at the absolute discretion of the Compensation Committee.

(iii) The Performance Share Plan shall continue to be in force at the discretion of the Compensation Committee, subject to a maximum period of ten years commencing from September 18, 1999, provided always that the Performance Share Plan may continue beyond the above stipulated period with the approval of the shareholders of DBSH by ordinary resolution in general meeting and of any relevant authorities which may then be required.

(iv) DBSH Awards may be granted at any time in the course of a financial year, and may lapse by reason of cessation of service of the participant, or the retirement, redundancy, ill health, injury, disability, death, bankruptcy or misconduct of the participant, or the participant, being a non-executive director, ceases to be a director, or a take-over, winding up or reconstruction of DBSH.

(v) The aggregate nominal amount of new DBSH shares which may be delivered (pursuant to DBSH Awards granted) under the Performance Share Plan, when added to the nominal amount of new DBSH shares issued and issuable in respect of all DBSH Awards granted under the Performance Share Plan, and all options granted under the Option Plan, shall not exceed 15 per cent of the issued share capital of DBSH on the day preceding the relevant date of the DBSH Award. The number of existing DBSH shares purchased from the market which may be delivered pursuant to the DBSH Award will not be subject to any limit.

(vi) Subject to the prevailing legislation and SGX-ST guidelines, DBSH will have the flexibility to deliver DBSH shares to participants upon vesting of their DBSH Awards by way of an issue of new DBSH shares and/or the purchase of existing DBSH shares.

(vii) The nominal amount, class and/or number of DBSH shares comprised in a DBSH Award to the extent not yet vested, and/or which may be granted to participants, are subject to adjustment by reason of any variation in the issued ordinary share capital of DBSH (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, or distribution), upon the written confirmation of the auditors of DBSH that such adjustment (other than in the case of a capitalisation issue) is fair and reasonable.

AUDIT COMMITTEE

The Audit Committee comprised non-executive directors Mr Bernard Chen Tien Lap (Chairman), Mr Moses Lee Kim Poo and Mr Peter Ong Boon Kwee. As part of its functions, it assists the Board in discharging its responsibilities for the Group's financial announcements, internal control issues and regulatory compliance as well as to oversee the objectivity and effectiveness of the internal and external auditors.

In its review of the audited financial statements for the financial year ended 2003, the Audit Committee has discussed with management and the external auditors the accounting principles that were applied and their judgement on the items that might affect the financials. Based on the review and discussions with management and the external auditors, the Audit Committee is of the view that the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The Audit Committee has received the requisite information from Ernst & Young (E&Y) and has considered the financial, business and professional relationship between E&Y and DBSH Group. It is of the view that such relationship is compatible with maintaining E&Y's independence.

The Audit Committee recommends to the Board of Directors the re-appointment of E&Y as external auditors at the forthcoming Annual General Meeting of DBSH Group on April 30, 2004.

AUDITORS

Ernst & Young have expressed their willingness to accept re-appointment as external auditors.

On behalf of the Directors

S DHANABALAN

JACKSON TAI

February 20, 2004
Singapore

We, S Dhanabalan and Jackson Tai, being two of the Directors of DBS Group Holdings Ltd, state that, in the opinion of the Directors, the profit and loss account, balance sheet, the statement of changes in shareholders' equity and the cash flow statement and, together with the notes thereon as set out on pages 56 to 122, are drawn up so as to give a true and fair view of the state of affairs of DBSH and of DBSH Group, consisting of DBSH and its subsidiary companies, at December 31, 2003, the results of the business of DBSH and of DBSH Group, the changes in equity and cash flows of DBSH Group for the financial year ended on that date and there are reasonable grounds to believe that DBSH and DBSH Group will be able to pay their debts as and when they fall due.

On behalf of the Directors

S DHANABALAN

JACKSON TAI

February 20, 2004
Singapore

To the members of DBS Group Holdings Ltd (Incorporated in Singapore)

We have audited the accompanying financial statements of DBS Group Holdings Ltd ("the Company") and its subsidiaries ("the Group") set out on pages 50 to 122 for the year ended December 31, 2003. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2002 were audited by another firm of auditors whose report dated February 21, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the financial statements of the Company are properly drawn up in accordance with the provisions of the Companies Act ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2003, the results of the Group and of the Company and changes in equity and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiaries of which we have not acted as auditors, and the financial statements of the subsidiaries in members' voluntary liquidation at December 31, 2003 being financial statements included in the consolidated financial statements. Details of these subsidiaries are disclosed in Note 29.2 and 29.3 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

Ernst & Young
Certified Public Accountants

February 20, 2004
Singapore

Ten-year summary of operations of DBSH Group

	2003	2002[5]	2001	2000	1999	1998[3]	1997[3]	1996	1995	1994
Income ($ millions)										
Net profit before taxation	**1,437**	1,518	1,361	1,675	1,041	44	562	836	767	687
Net profit attributable to members	**1,025**	1,097	997	1,389	1,072	112	458	670	595	533
Selected Balance Sheet Data										
Assets ($ millions)										
Total assets	**159,595**	149,445	151,462	111,208[4]	106,465	100,037	65,984	55,738	49,187	45,189
Customer loans and advances including bills	**64,335**	60,709	68,208	52,024	54,370	56,215	40,135	31,013	26,172	22,055
Investment in quoted and unquoted securities and shares	**41,246**	27,801	24,922	14,403	14,593	11,086	5,702	5,276	4,831	4,098
Liabilities ($ millions)										
Deposits and other accounts of customers	**108,041**	101,315	106,771	80,721	82,268	73,858	33,557	30,600	28,129	25,574
Total deposits	**115,538**	106,192	115,217	92,774	89,759	86,477	54,038	45,142	39,826	36,514
Borrowings and debt securities	**11,297**	10,695	10,490	3,812	2,818	1,123	1,848	1,661	1,288	1,200
Capital and Reserves ($ millions)										
Paid-up non-voting redeemable, convertible preference share capital	**67**	67	67	67	–	–	–	–	–	–
Paid-up non-redeemable, convertible preference share capital	**–**	–	–	–	–	412	536	656	605	462
Paid-up non-voting, convertible preference share capital	**20**	20	25	25	147	225	–	–	–	–
Issued and paid-up ordinary share capital	**1,470**	1,469	1,447	1,216	1,178	928	703	691	675	663
Ordinary shareholders' funds	**14,348**	13,678	13,019	9,899	9,921	7,800	7,494	6,243	5,511	4,888
Total (ordinary and preference) shareholders' funds	**14,896**	14,237	13,614	10,495	10,876	9,812	8,030	6,899	6,115	5,349
Financial Ratios										
Dividend cover for ordinary shares (number of times)	**2.92**	3.13	3.22	3.32	5.05	1.65	4.86	8.11	7.41	6.83
Adjusted gross dividends per ordinary share[2] ($)	**0.30**	0.30	0.30	0.45	0.26	0.16	0.15	0.13	0.13	0.63
Adjusted earnings per ordinary share after tax[2] ($)	**0.68**	0.74	0.78	1.13	0.97	0.10	0.52	0.77	0.69	0.63
Net tangible asset backing per ordinary share[1] ($)	**4.73**	4.07	5.39	8.14	8.42	7.68	8.43	7.14	6.45	5.83
Return (after tax) on average total shareholders' funds (%)	**7.04**	7.94	8.81	12.89	10.35	1.29	5.72	10.30	10.36	10.71
Total shareholders' funds to total assets	**0.09**	0.10	0.09	0.09	0.10	0.10	0.12	0.12	0.12	0.12
US$/$ exchange rate as at December 31	**1.70**	1.74	1.85	1.73	1.67	1.65	1.68	1.40	1.41	1.46

Notes:

1. Net tangible asset backing per ordinary share has been adjusted for bonus issues in 1998 and 1999, and rights issue in 1998.
2. Gross dividends per ordinary share and earnings per ordinary share after tax have been adjusted for bonus issues in 1998 and 1999, and rights issues in 1998.
3. With effect from January 1, 1999, equity accounting for investments in associated companies was adopted by the DBSH Group. The comparative figures for 1998 and 1997 have been adjusted to reflect this change.
4. Total assets exclude "Life fund assets attributable to policyholders".
5. Figures for 2002 have been restated to reflect the changes in accounting policy as detailed in Note 2.2 to the financial statements.

This report describes DBS' remuneration practices and policies with reference to the principles set out in the Code of Corporate Governance.

Procedures for Developing Remuneration Policies

Principle 7: There should be a formal and transparent procedure for fixing the remuneration packages of individual directors. No Director should be involved in deciding his own remuneration.

Level and Mix of Remuneration:

Principle 8: The level of remuneration should be appropriate to attract, retain and motivate the directors needed to run the company successfully but companies should avoid paying more for this purpose. A proportion of the remuneration, especially that of executive directors, should be linked to performance.

Policy on Staff Compensation

DBSH adopts a total compensation programme for rewarding its staff of Vice President and above. This comprises base pay, variable cash bonuses, and long-term incentives in the form of stock options and performance shares.

The objectives of the compensation policy are to:

(a) foster an ownership culture within DBSH which aligns the interests of staff with the interests of shareholders;
(b) motivate staff to achieve desired performance standards;
(c) make total compensation sufficiently competitive to recruit, motivate and retain quality staff.

The compensation policy takes into account pay and employment conditions within the financial industry and in comparable financial institutions, as well as DBS Group's performance and performance of individuals.

Remuneration of the Executive Directors

In determining the remuneration for executive directors, the Compensation Committee takes into account the following principles:

(a) The remuneration should motivate the executive directors to achieve DBS Group's performance targets;
(b) Performance-related elements of remuneration should form a significant part of their total remuneration package;
(c) The interest of the executive directors should be aligned with shareholders of DBS; and
(d) Remuneration is linked to the performance of DBS and individual performance.

The Compensation Committee also recommends specific remuneration packages (which includes base pay, performance-related cash bonuses and long-term share plans as described above) for each executive director for endorsement by the Board.

The employment contracts of all executive directors have clauses providing for early termination.

Policy on Directors' Fees

DBSH's policy on directors' fees is that such fees should be competitive with regional competitors and should align directors' interests with that of shareholders'. Directors receive basic directors' fees and fees for being members of the Audit Committee, the Executive Committee and the Board Risk Management Committee.

Directors are encouraged, but are not obliged, to invest half of their fees in DBSH shares and to hold not less than 50% of these shares for the duration of their respective terms. Directors' fees are approved by shareholders at the AGM.

Disclosure on Remuneration

Principle 9: Each company should provide clear disclosure of its remuneration policy, level and mix of remuneration, and the procedure for setting remuneration, in the company's annual report.

Non-executive Directors

Non-executive directors receive a basic annual director's fee of $40,000 each, while the Chairman receives $50,000. Audit Committee and Board Risk Management Committee members receive $6,000 per annum each while the Chairman of each Committee receives $15,000. DBS Bank Executive Committee members receive $6,000 per annum each while the Chairman receives $10,000 (no fees are paid to DBSH Executive Committee members).

Breakdown of Directors' Remuneration

The following table shows the makeup (in percentage terms) of the average remuneration of directors, including those appointed and resigned/retired during the year. They are grouped by bands of $250,000 for the year ended December 31, 2003.

Remuneration bands	Salary	Bonus	Directors' fees	Share options granted[1]	Others	Total compen-sation	Share options grants[2]	Exercise price	Date of expiry
	%	%	%	%	%	%			
$5,000,000 – $5,249,999									
Jackson Tai	49	37	1	6	7	100	61,300	$10.40	February 23, 2013
$1,500,000 – $1,749,999									
Frank Wong Kwong Shing[3]	14	75	1	4	6	100	40,900	$10.40	February 23, 2013
Ng Kee Choe[4]	20	59	1	12	8	100	40,900	$10.40	February 23, 2013
Below $250,000									
S Dhanabalan	–	–	61	–	39	100	–	–	–
Bernard Chen Tien Lap	–	–	100	–	–	–	–	–	–
Fock Siew Wah	–	–	100	–	–	–	–	–	–
Gail D Fosler (Ms)	–	–	100	–	–	–	–	–	–
Tommy Koh Thong-Bee[5]	–	–	100	–	–	–	–	–	–
Kwa Chong Seng	–	–	100	–	–	–	–	–	–
Moses Lee Kim Poo	–	–	100	–	–	–	–	–	–
Leung Chun Ying	–	–	100	–	–	–	–	–	–
Narayana Murthy	–	–	100	–	–	–	–	–	–
Peter Ong Boon Kwee	–	–	100	–	–	–	–	–	–
John A Ross	–	–	100	–	–	–	–	–	–
Thean Lip Ping	–	–	100	–	–	–	–	–	–
Yeo Ning Hong	–	–	100	–	–	–	–	–	–

(1) Valuation based on Black Scholes model
(2) Refers to the number of unissued DBSH ordinary shares of par value $1 under the DBSH Share Option Plan
(3) Appointed on September 16, 2003. Remuneration stated above is for the period from September 16, 2003 to December 31, 2003.
(4) Resigned on July 1, 2003
(5) Resigned on April 21, 2003

Key Executives' Remuneration

The Code requires the remuneration of at least the top 5 key executives who are not also directors to be disclosed within bands of $250,000. DBS believes that disclosure of the remuneration of individual executives is disadvantageous to its business interests, given the highly competitive industry conditions, where poaching of executives has become commonplace in a liberalised environment.

Immediate Family Member of Director

The following table shows the makeup (in percentage terms) of the annual remuneration of employees who are immediate family members of directors.

Remuneration bands	Salary	Bonus	Share options granted[1]	Others	Total compen-sation	Share options grants[2]	Exercise price	Date of expiry
	%	%	%	%	%			
>$150,000 but <$250,000								
Daughter of the Chairman	55	14	26	5	100	11,200	$10.40	February 23, 2013
Sister of Mr Peter Ong[3]	80	–	–	20	100	–	–	–

(1) Valuation based on Black Scholes model

(2) Refers to the number of unissued DBSH ordinary shares of par value $1 each under the DBSH Share Option Plan

(3) Joined DBS on July 14, 2003

Share Plans

Details of the DBSH Performance Share Plan and the DBSH Share Option Plan (the "Plan") appear in pages 130 to 131 of the Directors' Report. In compliance with Rule 852 of the SGX Listing Manual, the following participants in the Plan received the following numbers of options:

Name of participant*	Options granted# during financial year under review	Aggregate options granted since commencement of Plan to end of financial year under review	Aggregate options exercised since commencement of Plan to end of financial year under review	Aggregate options outstanding as at end of financial year under review
Jackson Tai (Director)	61,300	348,675	0	348,675
Ng Kee Choe (former Director – retired on July 1, 2003)	40,900	405,300	0	405,300
Frank Wong Kwong Shing (Director)	40,900	356,550	0	356,550

* DBSH has no controlling shareholders and no disclosure is made in this respect

\# The options granted were in accordance with the terms of the Plan

During the financial year:

(a) no options were issued to any participant totalling 5% or more of the total number of options available under the Plan;

(b) no options were issued to any director or employee of DBSH or its subsidiaries totalling 5% or more of the total number of options available to all directors and employees of DBSH and its subsidiaries under the Plan; and

(c) no options were granted at a discount.

The aggregate number of options granted to the directors and employees of the DBS Group for the financial year under review is 14,333,100. The aggregate number of options granted to the directors and employees of the DBS Group since the commencement of the Plan to the end of the financial year under review is 46,155,436.

Approval by Shareholders

Shareholders' approval was previously obtained for the implementation of the DBSH Share Option Plan and the DBSH Performance Share Plan. Directors' fees are also approved by shareholders at the AGM. The remuneration framework for executive directors and executives has also been approved by the Compensation Committee and endorsed by the Board. The Board considers that the remuneration framework does not need to be approved by shareholders.

Attendance at Board and Committee Meetings

As at Jan 1, 2003 to Dec 31, 2003

	Board meetings		Audit committee meetings		Board risk management committee meetings		Executive committee meetings#		Nominating committee meeting		Compensation committee meeting	
Name of director	Number of meetings held@	Attendance	Number of meetings held@	Attendance	Number of meetings held@	Attendance	Number of meetings held@	Attendance	Number of meetings held@	Attendance	Number of meetings held@	Attendance
S Dhanabalan	6	6	–	–	–	–	13	10	0	0	4	4
Jackson Tai	6	6	–	–	–	–	13	12	–	–	–	–
Frank Wong Kwong Shing (1)	2	2	–	–	–	–	13	11	–	–	–	–
Ng Kee Choe (2)	3	3	–	–	–	–	7	6	–	–	–	–
Bernard Chen Tien Lap	6	6	5	5	4	4	13	11	0	0	–	–
Fock Siew Wah	6	5	–	–	4	4	13	12	–	–	4	3
Gail D. Fosler (Ms)	6	5	–	–	–	–	–	–	0	0	–	–
Tommy Koh Thong-Bee (3)	3	3	3	3	1	1	–	–	0	0	–	–
Kwa Chong Seng (4)	3	2	–	–	2	0	–	–	–	–	–	–
Moses Lee Kim Poo	6	5	5	4	–	–	–	–	–	–	–	–
Leung Chun Ying	6	6	–	–	–	–	–	–	0	0	4	1
Narayana Murthy (5)	2	1	–	–	–	–	–	–	–	–	–	–
Peter Ong Boon Kwee (6)	4	3	2	2	3	2	–	–	–	–	–	–
John A. Ross	5	5	–	–	3	3	–	–	–	–	–	–
Thean Lip Ping	6	6	–	–	–	–	–	–	0	0	4	4
Yeo Ning Hong	6	6	–	–	–	–	–	–	0	0	4	4

@ the number of meetings held during the period the director was a member of the Board and/or relevant Committee

(1) Appointed on September 16, 2003

(2) Resigned on June 30, 2003

(3) Resigned on April 21, 2003

(4) Appointed on July 29, 2003

(5) Appointed on August 19, 2003

(6) Appointed on March 26, 2003

These are DBS Bank Exco Meetings.

S DHANABALAN
Academic and Professional Qualifications:
Bachelor of Arts (Honours) in Economics
University of Malaya, Singapore

Current Appointments

Chairman	• DBS Group Holdings Ltd • DBS Bank Ltd • Parameswara Holdings Ltd • Temasek Holdings (Pte) Ltd • Asia Business Council Ltd, HK
Director	• Government of Singapore Investment Corporation Pte Ltd

Appointments for the past 3 years

Chairman	• Temasek Capital (Private) Ltd
Director	• Basidon Holdings Pte Ltd • Parksville Development Pte Ltd

Last re-elected director on April 29, 2002

JACKSON TAI
Academic and Professional Qualifications:
Master of Business Administration
Harvard University

Bachelor of Science
Rensselaer Polytechnic Institute

Current Appointments

Chairman	• DBS Diamond Holdings Ltd • DBS Group Holdings (Hong Kong) Ltd • ABS Council
Director	• CapitaLand Ltd • DBS Group (HK) Limited • DBS Bank (Hong Kong) Limited • Hutchison DBS Card Limited • Jones Lang LaSalle Incorporated • Singapore Telecommunications Limited • Asian Civilisations Museum • Committee of 100, USA • Mastercard Asia/Pacific • The University of Hong Kong (Faculty of Business and Economics)
Vice Chairman	• DBS Group Holdings Ltd • DBS Bank Ltd
Deputy Chairman	• Dr Goh Keng Swee Scholarship Fund
President Commissioner	• PT Bank DBS Indonesia
Trustee	• Asian Art Museum of San Francisco • Rensselaer Polytechnic Institute
Governor	• San Francisco Symphony

Appointments for the past 3 years

Chairman	• CapitaLand Commercial Ltd
Director	• K1 Ventures Ltd • Transpac Capital Pte Ltd • Bank of the Philippine Islands • BPI Capital Corporation • Singapore Productivity & Standards Board • DBS Overseas Limited • Dao Heng Finance Ltd
Alternate Director	• Asean Finance Corporation Ltd • Asfinco Singapore Ltd

Last re-elected director on April 21, 2003

FRANK WONG KWONG SHING
Academic and Professional Qualifications:
Hong Kong English School Certificate

Current Appointments

Chairman	• DBS Bank (Hong Kong) Limited • DBS Group (HK) Limited
Director	• DBS Group Holdings Ltd • DBS Bank Ltd

Appointments for the past 3 years

Chairman	• Dao Heng Finance Ltd
Director	• DBS Kwong On Limited • DBS Overseas Limited

BERNARD CHEN TIEN LAP

Academic and Professional Qualifications:
Master of Public Administration
Harvard University

Bachelor of Science in Chemical Engineering
University of Alberta

Bachelor of Arts
Australian Catholic University

Current Appointments

Chairman	• CISCO Recall Total Information Management Pte Ltd • CISCO International Pte Ltd • SECURECO Holdings (In South Africa) • The Commercial & Industrial Security Corporation (CISCO) • Biotech Research Ventures • SLF Leisure Enterprises (Pte) Ltd • Pasir Ris Resort Pte Ltd
Director	• DBS Group Holdings Ltd • DBS Bank Ltd • Prime Africa Investment Ltd (PAIL) • QuantaNova Singapore Pte Ltd • Singapore Labour Foundation • Singapore Health Service (Singhealth) Pte Ltd • VECTRA Corporation Ltd (in Australia) • Basidon Holdings Pte Ltd • King's Safetywear Limited
Deputy Chairman	• Singapore Pools (Pte) Ltd

Appointments for the past 3 years
Nil

Last re-elected director on May 12, 2001

FOCK SIEW WAH

Academic and Professional Qualifications:
Diploma
The Chartered Institute of Bankers (London)

Current Appointments

Chairman	• Singapore Airlines Cargo Pte Ltd
Director	• DBS Group Holdings Ltd • DBS Bank Ltd • Cyber City Holdings Ltd • DBS Bank (Hong Kong) Limited • Fraser & Neave (Singapore) Pte Ltd • Grace Baptist Church Ltd • Singapore Airlines Ltd • DBS Overseas Limited • Tarsus Gate Investments Ltd • Temasek Holdings (Pte) Ltd • Times Publishing Ltd
Deputy Chairman	• Fraser & Neave, Limited

Appointments for the past 3 years

Chairman	• Land Transport Authority
Director	• Dao Heng Bank Group Limited • Dao Heng Finance Limited • DBS Kwong On Limited • Temasek Capital (Private) Ltd

Last re-elected director on May 12, 2001

GAIL D FOSLER

Academic and Professional Qualifications:
Master of Business Administration
New York University

Bachelor of Arts
University of Southern California

Current Appointments

Director	• DBS Group Holdings Ltd • DBS Bank Ltd • Baxter International, Incorporated • Caterpillar, Incorporated • Unisys Corporation • The National Bureau of Economic Research • The Economic Club of New York

Appointments for the past 3 years

Director	• The National Association of Business Economists • H.B. Fuller Company

Last re-elected director on April 21, 2003

KWA CHONG SENG

Academic and Professional Qualifications:
Bachelor of Engineering
University of Singapore

Current Appointments

Chairman	• Esso China Inc.
Director	• DBS Group Holdings Ltd • DBS Bank Ltd • Mobil Asia Marketing Pte Ltd • Esso Bangladesh Terminal Co. Ltd • Mobil South Asia Investments Ltd • Media Corporation of Singapore Pte Ltd
Deputy Chairman	• Temasek Holdings (Pte) Ltd
Executive Chairman	• ExxonMobil Oil Singapore Pte Ltd • ExxonMobil Asia Pacific Pte Ltd

MOSES LEE KIM POO

Academic and Professional Qualifications:
Master of Public Administration
Harvard University

Bachelor of Engineering (Honours) in Mechanical & Production
University of Singapore

Current Appointments

Chairman	• Central Provident Fund Board • MOH Holdings Pte Ltd
Director	• DBS Group Holdings Ltd • DBS Bank Ltd
Deputy Chairman	• Singapore Island Country Club

Appointments for the past 3 years

Director	• Singapore Airlines Ltd

Last re-elected director on April 29, 2002

LEUNG CHUN YING

Academic and Professional Qualifications:
Hon. Doctor of Business Administration
University of the West of England

Hon. Doctor of Business Administration
Hong Kong Polytechnic University

Current Appointments

Director	• DBS Group Holdings Ltd • DBS Bank Ltd • ACE Link Property Ltd • Ascendas Pte Ltd • Banson Investments Ltd • Beson Investments Ltd • Bowman Hospitality Services Ltd • Brilliant Time Investment Ltd • China Homes Ltd • CY Leung & Co. Ltd • CY Leung (China) Ltd • Dragon Foundation Ltd • DTZ Debenham Tie Leung Assets Management Ltd • DTZ Debenham Tie Leung-Beijing • DTZ Debenham Tie Leung-Chongqing • DTZ Debenham Tie Leung-Dalian • DTZ Debenham Tie Leung Cyberdata Ltd • DTZ Debenham Tie Leung-Guangzhou • DTZ Debenham Tie Leung Investment Services Ltd • DTZ Debenham Tie Leung Ltd • DTZ Debenham Tie Leung Project Services Ltd • DTZ Debenham Tie Leung-Shanghai • DTZ Debenham Tie Leung Property Management Ltd • DTZ Debenham Tie Leung-Tianjin • DTZ.com Ltd • DTZ.com.hk Ltd • DTZ Cyberdata (Shenzhen) Ltd • DTZ Japan K.K. • DTZ Japan Ltd • DTZ Pacific Holdings Ltd • DTZ Tie Leung Co. Ltd • DTZ World.com Ltd – Cayman • DTZworld.com Ltd – Hong Kong • EuroAsia Properties Ltd • Global China Technology Group Ltd • HK Millennium Ltd • Jumbo Land Ltd • Lotvest Ltd • One Country Two Systems Research Institute Ltd • DTZ Facility Management Ltd • The Hong Kong Coalition of Professional Services Ltd • Wintrack Worldwide Ltd • Keppel Corporation Ltd • DBS Bank (Hong Kong) Limited • DTZ Debenham Tie Leung (Guangzhou) Property Management Ltd • Shenzhen DTZ Debenham Tie Leung Valuation & Advisory Services Ltd

Appointments for the past 3 years

Director	• Dao Heng Bank Group Ltd • Dao Heng Finance Ltd • DBS Overseas Limited

Last elected director on April 21, 2003

NARAYANA MURTHY

Academic and Professional Qualifications:
Masters in Technology
Indian Institute of Technology, Kanpur

Bachelor of Engineering
University of Mysore

Current Appointments

Director	• DBS Group Holdings Ltd • DBS Bank Ltd • Central Board of the Reserve Bank of India • Bangalore International Airport Ltd • Infosys Technologies Limited
Chairman of Governing Body	• Indian Institute of Information Technology, Bangalore • Indian Institute of Management, Ahmedabad
Member of the Board of Overseers	• University of Pennsylvania's Wharton School
Member of Board of Trustees	• Cornell University • Singapore Management University
Member of Board of Advisors	• William F. Achtmeyer Center for Global Leadership at the Tuck School of Business

PETER ONG BOON KWEE

Academic and Professional Qualifications:

Master of Business Administration
Stanford University

Bachelor of Economics (Honours)
University of Adelaide

Current Appointments

Chairman	• Maritime and Port Authority of Singapore
Director	• DBS Group Holdings Ltd • DBS Bank Ltd • TIF Ventures Pte Ltd

Last elected director on April 21, 2003

JOHN A ROSS

Academic and Professional Qualifications:

Master of Business Administration
The Wharton School of The University of Pennsylvania

Bachelor of Arts
Hobart College

Current Appointments

Director	• DBS Group Holdings Ltd • DBS Bank Ltd
Member	• Singapore Technologies Pte Ltd – International Advisory Panel
Trustee	• Hobart & William Smith Colleges • Jewish Museum, New York • Metropolitan Opera Guild • German Marshall Fund of US, Washington, D.C.

Appointments for the past 3 years

Chairman	• Institute of International Bankers, NY
Director	• Institute of International Finance, Washington, D.C. • Local Initiatives Support Corporation • NYC Investment Fund • Deutsche Bank Trust Corporation • Deutsche Bank Trust Company Americas • Global Mezzanine Inc
Vice Chairman	• Business Committee of the Metropolitan Museum of Art
Advisory Director	• Metropolitan Opera

Last elected director on April 21, 2003

THEAN LIP PING

Academic and Professional Qualifications:

L.L.B.
University of Bristol

L.L.M.
University of London

Current Appointments

Director	• DBS Group Holdings Ltd • DBS Bank Ltd

Last re-elected director on April 21, 2003

DR YEO NING HONG

Academic and Professional Qualifications:
Doctor of Philosophy
Cambridge University

Master of Arts
Cambridge University

Master of Science
University of Singapore

Bachelor of Science
University of Singapore

Executive Programme
London Business School

Current Appointments

Chairman	• International Academic Advisory Panel for NUS & NTU • Singapore Totalisator Board • Singapore Totalisator Board / Singapore Symphony Orchestra Trust Fund
Director	• DBS Group Holdings Ltd • DBS Bank Ltd • Singapore Press Holdings Ltd

Appointments for the past 3 years

Chairman	• Portnet.com Pte Ltd • PSA Corporation Limited

Last re-elected director on May 12, 2001

Class of shares – ordinary shares of $1.00 fully paid
Voting rights – one vote per share

As at 11 March 2004

Size of holdings	No. of shareholders	%	No. of shares	%
1 – 999	6,428	22.43	1,744,462	0.12
1,000 – 10,000	20,279	70.76	50,793,600	3.41
10,001 – 1,000,000	1,927	6.72	68,473,983	4.59
1,000,001 & above	27	0.09	1,369,003,319	91.88
Total	28,661	100.00	1,490,015,364	100.00
Location of shareholders				
Singapore	26,879	93.78	1,474,536,433	98.96
Malaysia	1,108	3.87	6,413,715	0.43
Overseas	674	2.35	9,065,216	0.61
Total	28,661	100.00	1,490,015,364	100.00

Twenty largest shareholders (As shown in the Register of Members and Depository Register)

		No. of shareholdings	%
1.	DBS Nominees Pte Ltd	404,816,806	27.17
2.	Maju Holdings Pte Ltd	234,497,040	15.74
3.	Raffles Nominees Pte Ltd	212,828,534	14.28
4.	Temasek Holdings (Pte) Ltd	185,673,795	12.46
5.	Citibank Nominees Singapore Pte Ltd	107,237,883	7.20
6.	HSBC (Singapore) Nominees Pte Ltd	94,487,525	6.34
7.	United Overseas Bank Nominees Pte Ltd	47,286,452	3.17
8.	Morgan Stanley Asia (Singapore) Securities Pte Ltd	13,737,844	0.92
9.	DB Nominees (S) Pte Ltd	11,500,552	0.77
10.	DBS Vickers Securities (Singapore) Pte Ltd	9,710,968	0.65
11.	Oversea-Chinese Bank Nominees Pte Ltd	7,757,774	0.52
12.	Dexia Nominees (S) Pte Ltd	6,454,375	0.43
13.	UOB Kay Hian Pte Ltd	4,044,961	0.27
14.	Goldman Sachs International	3,360,889	0.23
15.	Societe Generale Singapore Branch	3,176,019	0.21
16.	Lee Pineapple Company Pte Ltd	2,900,000	0.20
17.	KEP Holdings Limited	2,500,000	0.17
18.	Eng Hueng Fook Henry	2,224,965	0.15
19.	HSBC Private Bank (Suisse) SA	2,209,536	0.15
20.	Western Properties Pte Ltd	2,184,000	0.15
Total		1,358,589,918	91.18

Class of Shares – Non-Voting Redeemable Convertible Preference Shares ("NVRCPS") of $1.00 fully paid.

Voting Rights – Please see Article 6A of the Articles of Association.
Sole Shareholder of 66,475,374 NVRCPS: Minister for Finance Incorporated holding through DBS Nominees (Private) Limited.

Class of Shares – Non-Voting Convertible Preference Shares ("NVCPS") of $1.00 fully paid.
Voting Rights – Please see Article 6 of the Articles of Association.
Sole Shareholder of 120,436 NVCPS: Minister for Finance Incorporated holding through DBS Nominees (Private) Limited.

Substantial ordinary shareholders (As shown in the Register of Substantial Shareholders as at 11 March 2004)

	Direct Interest No. of Shares	%	Deemed Interest No. of Shares	%
Maju Holdings Pte Ltd	234,497,040	15.74	–	–
Temasek Holdings (Pte) Ltd	185,673,795	12.46	234,497,040	15.74

1. Maju Holdings Pte Ltd ("Maju") is a wholly-owned subsidiary of Temasek Holdings (Pte) Ltd.

2. Temasek Holdings (Pte) Ltd, a company wholly-owned by Minister for Finance Incorporated, is deemed interested in the 234,497,040 shares held by Maju.

As at 11 March 2004, approximately 71.8% of DBSH's issued ordinary shares is held by the public and, therefore, Rule 723 of the Listing Manual is complied with.

Jackson Tai, Vice-Chairman and Chief Executive Officer since June 2002; joined DBS in 1999 as Chief Financial Officer. He was appointed President and Chief Operating Officer in January 2001 and a director to the DBS Group Holdings Board in May 2001. Before joining DBS, Tai spent 25 years with J.P. Morgan and was senior officer and head of investment banking for the Asia-Pacific region and later, the Western United States. Tai is also a director of Singapore Telecommunications Ltd, CapitaLand Ltd and Jones Lang LaSalle Incorporated. A US citizen, he holds a Bachelor of Science degree from Rensselaer Polytechnic Institute and a Master of Business Administration from Harvard University.

Frank Wong, Vice-Chairman of DBS Bank and Chairman of DBS Bank (Hong Kong), brings to the bank over 30 years of experience in financial markets, having worked in Hong Kong, Frankfurt, London and Singapore. A British, Wong worked for Citibank, J.P. Morgan and NatWest Markets before joining DBS. Wong is also a director of China Mobile (HK) Ltd. He was appointed Justice of Peace from June 1997 to February 1999 and was honoured with an OBE on the Queen's birthday list in 1997.

Jeanette Wong, Chief Financial Officer, joined DBS in February 2003 as Chief Administrative Officer. Prior to that, she was the Senior Country Officer for J.P. Morgan's Singapore operations. In her 16-year career at J.P. Morgan, she was a member of global, regional and local management committees for Global Markets and Emerging Asia, and held senior management positions with local and regional responsibilities in Foreign Exchange and Fixed Income. She also worked at Citibank and Banque Paribas in Private Banking and Corporate Banking respectively. Wong holds a Bachelor degree from National University of Singapore and an MBA from the University of Chicago.

Eric Ang, Joint Head of Investment Banking, has 25 years of experience in investment banking at DBS. He is responsible for capital markets, covering equity markets, debt markets, private equity, syndicated finance, merger and acquisition advisory. Ang serves on the boards of DBS Asia Capital Ltd, DBS Vickers Securities Holdings Pte Ltd, Hwang-DBS Securities Berhad and Investment & Capital Corporation of the Philippines. He holds a Bachelor degree in Business Administration from the University of Singapore.

Chan Tak Kin, Managing Director, joined DBS in September 2000 and was seconded to Dao Heng Bank, now DBS Bank (Hong Kong), in September 2001. Prior to joining DBS, Chan worked with Standard Chartered Bank for 11 years, where he had global responsibility for several key group consumer banking businesses and functions. He was a member of Stanchart's Extended Management Team, a committee of the top 30 executives worldwide. He started his career with Chase Manhattan Bank, working there for 15 years as commercial/ institutional banking manager, Chief Financial Officer and in various senior country/regional Consumer Banking roles. Chan holds a Bachelor of Social Sciences (Honours) degree from the University of Hong Kong and is an Associate of the London Institute of Bankers.

Chng Sok Hui, Managing Director and Head of Group Risk Management, joined DBS in 1983. Currently, she oversees DBS' enterprise wide risk management covering credit, market and operational risk. Prior to this role, she had direct responsibility for spearheading DBS' credit risk management, market risk management and asset-liability management functions. Her banking experience also included Finance, Corporate Planning, Credit Administration and Treasury and Markets Operations. Chng is a CFA charterholder as well as a Certified Financial Risk Manager. She is a board member of the Bank of the Philippine Islands and the Vice-Chairman of the Risk Management Committee of the Association of Banks in Singapore. She holds a Bachelor of Accountancy (Honours) degree from the National University of Singapore, and was a recipient of several awards including the Harvard Club of Singapore Prize, the Tan Siak Kew Gold Medal Award, and the Singapore International Chamber of Commerce Prize. Chng received AsiaRisk's Risk Manager of the Year Award in 2002.

Elsie Foh, Managing Director and the Chief Operating Officer (COO) for DBS' Singapore Consumer Banking Group, oversees the core operations of the Bank's retail business which include processing and servicing, information technology, service quality, human resource and compensation, network design and management and electronic self-service banking facilities. She also has overall responsibility in Consumer Banking for compliance, legal, customer communications and liaison with relevant statutory/regulatory bodies. Foh has more than 20 years' experience at DBS, with extensive focus in the consumer banking business. She is a director of Network for Electronic Transfers (S) Pte Ltd and an alternate Council member of the Association of Banks in Singapore. She holds a Bachelor of Science from the University of Singapore.

Hong Tuck Kun, Managing Director and Head of Enterprise Credit Group, joined DBS Bank in 1975. A career DBS Banker, he was appointed Senior Vice-President of Corporate Banking in 1990, its Executive Vice-President and Head in 1996 and subsequently the Managing Director & Head of Enterprise Banking. Hong sits on the boards of DBS Finance Ltd, DBS Factors Pte Ltd, Fujitec Singapore Corporation Ltd and PLE Investments Pte Ltd. He holds a Bachelor of Business Administration degree from the University of Singapore.

Steve Ingram, Head of Technology & Operations and Group Chief Information Officer (CIO), joined DBS in July 2000. Prior to that, he held CIO positions in both telecommunications and financial services companies. From 1991 to 1997, Ingram was a partner in Ernst & Young's US consulting practice and also the Chief Technologist and Director of the Global Centre for Technology Enablement. Ingram is a Director of DBS TD Waterhouse Holdings, Network for Electronic Transfers (S) Pte Ltd, an Advisory Board Member of FT Ventures and a member of IBM's Board of Advisors. He holds a Graduate Diploma in Information Technology from Monash University.

Edmund Koh, Managing Director and Head of Consumer Banking Group in Singapore, was the CEO of Alverdine Pte Ltd before joining DBS. He was also CEO of Prudential Assurance Company, Singapore and held several senior management positions in HSBC and Citibank. Koh is a director of Housing & Development Board and SNP Corporation Limited, DBS Vickers Securities Holdings, DBS TD Waterhouse Holdings, Capital OK Company Ltd, Hutchison Dao Heng Card (Hong Kong), a councillor of South West Community Development and a council member of the Singapore Sports Council and Council on Governance of Institution of Public Character. He holds a Bachelor of Science degree from the University of Toronto.

David Lau, Managing Director and Head of Global Treasury at DBS Bank, also serves on the DBS Group Holdings Management Committee. Lau was Managing Director and Regional Head of Global Financial Markets at NatWest Bank before joining DBS Bank in December 1999. Lau has worked in the treasury business for over 20 years. He was the Regional Treasury Manager for the Canadian Imperial Bank of Commerce (CIBC), Singapore, from 1989-95. Between 1987-89, Lau was Chief Dealer at Industrial Bank of Japan, and before that, a trader with Banker's Trust Company from 1983-86. He holds a Masters of Business Administration from University of Pennsylvania, and graduated with a Merit Degree from University of Houston in Business Administration.

Alfred John Mitchell, Chief Credit Officer for the Group, joined DBS in August 2003 and is responsible for setting targets for the credit portfolio for DBS' business worldwide. Mitchell brings to DBS over 30 years of credit experience, primarily in Corporate Credit and Regional Credit Audit. Prior to joining DBS, he had spent 10 years with UBS AG, as Senior Credit Officer, Japan. Previous experience also includes 20 years with Citibank N.A. in London, New York, Manila and Singapore and including Senior Credit Roles at different times. Mitchell holds an MBA from The Wharton Graduate School, University of Pennsylvania, USA, a BSc (Special Honours) in Physics from the University of London, UK.

Rajan Raju, Managing Director, oversees DBS' strategic expansion in South and South-East Asia. He joined DBS as Managing Director & Chief Administration Officer in the Treasury & Markets Business in September 1999 from Citibank. He was appointed Head of Processing and Servicing in September 2000 and also led a Value Engineering team. He moved to his current position in August 2003. A member of DBS' Management Committee, Raju also sits on the boards of CLS Group Holdings, Bank of the Philippine Islands, Bank of the Philippine Islands Capital Corporation, SP Services Ltd, DBS Thai Danu Bank Public Co Ltd, PT Bank DBS Indonesia, and Capital OK Company Ltd. Raju graduated with a Bachelors Degree in Economics from Bombay University and did his post graduate studies in Business Administration from The Indian Institute of Management, Ahmedabad.

Greg Seow, Executive Chairman of DBS Asset Management, joined DBS in March 1999 as Managing Director for Debt Capital Markets. Before joining DBS, Seow worked for Pacific Asset Management (Singapore) Pte Ltd, the Government of Singapore Investment Corporation and the Monetary Authority of Singapore. He sits on the board of several companies, and was a member of the Financial Services Working Group established in 2002 as part of Singapore's Economic Review Committee. Seow graduated with a First Class Honours degree in Economics from the Australian National University, and holds a Masters degree in Economics from the same university.

Brent Nelson Smith, Managing Director and Co-head of Investment Banking, joined DBS in August 2003. Smith has close to 20 years of investment banking and finance experience. Before DBS, he was the Managing Director, Group Head – Communications & Core Technologies of Pacific Crest Securities and briefly, the Chief Financial Officer and Senior Vice-President in Strategic Development for MegaPath Networks. Prior to that, Smith had spent 14 years in advisory and investment banking in the US, Australia and Singapore at J.P. Morgan & Co. His last appointment in J. P. Morgan was as Managing Director, Co-Head of Communications Services, Investment Banking. Smith holds an MBA in Finance from UCLA Graduate School of Management, USA and a Bachelor's Degree in Engineering and Economics from Brown University, USA.

Randolph Sullivan, Chief Executive Officer of DBS Bank (Hong Kong), has 32 years of banking experience which includes 16 years at Bank of America during which he served in various positions across the globe before joining Dao Heng Bank in 1987 as Chief Operating Officer & Director. Sullivan serves as a member of the Standing Committee on Company Law Reform of the Hong Kong Special Administrative Region. He holds a Bachelor of Science Foreign Service degree from Georgetown University. He also completed the Insead Executive Programme of the Institute Européene D'Administration in Fontainebleau in 1980.

Wong Ban Suan, Managing Director and Head of Group Central Treasury, was Managing Director and Head of Interest Rate Trading and Proprietary Trading at J.P. Morgan prior to his appointment in DBS Bank. In his 20 years of trading experience at J.P. Morgan, he was actively involved in foreign exchange, interest rates, equities and derivatives trading. He was also chairman of the Biennial Report Working Group for the Singapore Foreign Exchange Market Committee (SFEMC). Wong has a Bachelor of Business Administration from the National University of Singapore.

DBS Bank Bangkok Representative Office
3rd Floor, Main Building
DBS Thai Danu Bank Public Co Ltd
393 Silom Road
Bangkok 10500
Thailand
Tel: (66 2) 636 6364; 636 6365
Fax: (66 2) 636 6366

DBS Bank Beijing Branch
Units 1009-1018
Level 10 China World Tower
No 1 Jianguomenwai Avenue
China World Trade Centre
Beijing 100004
The People's Republic of China
Tel: (86 10) 6505 1216
Fax: (86 10) 6505 4831

DBS Bank Hong Kong Branch
16th Floor, Man Yee Building
68 Des Voeux Road
Central, Hong Kong
Tel: (852) 2868 3386
Fax: (852) 2596 0577

DBS Bank Kuala Lumpur Representative Office
#08-01, Menara Keck Seng,
203 Jalan Bukit Bintang,
55100 Kuala Lumpur, Malaysia
Tel: (603) 2148 8338
Fax: (603) 2148 7338

DBS Bank Labuan Branch
Level 12 (E) Main Office Tower
Financial Park Labuan
Jalan Merdeka, 87000 W.P.
Labuan
Malaysia
Tel: (087) 423 375
Fax: (087) 423 376

DBS Bank London Branch
7th Floor, Finsbury Circus House
12-15 Finsbury Circus
London EC2M 7BT
United Kingdom
Tel: (44 207) 628 3288
Fax: (44 207) 628 8288

DBS Bank Los Angeles Agency
445 South Figueroa Street
Suite 3550 Los Angeles
CA 90071
USA
Tel: (1 213) 627 0222
Fax: (1 213) 627 0228

DBS Bank Manila Representative Office
18th Floor, BPI Building
Ayala Avenue corner Paseo de Roxas
Makati City
The Philippines
Tel: (632) 845 5112
Fax: (632) 750 2144

DBS Bank Mumbai Branch
14th Floor, Free Press House
Nariman Point
Mumbai 400021
India
Tel: (91 22) 238 8888
Fax: (91 22) 238 8899

DBS Bank Seoul Branch
CPO Box 9896, 20th Floor
Kwanghwamoon Building 64-8
1-ka Taepyungro Chung-ku
Seoul
Republic of Korea
Tel: (822) 399 2660
Fax: (822) 732 7953

DBS Bank Shanghai Branch
161 Lu Jia Zui East Road
28th Floor, China Merchants Tower
Pudong, Shanghai 200120
The People's Republic of China
Tel: (86 21) 5876 7698
Fax: (86 21) 5876 7839

DBS Bank Taipei Branch
117 Min Sheng East Road
Section 3, 5th Floor, Unit A
Walsin Financial Building
Taipei
Taiwan
Tel: (88 62) 2713 7711
Fax: (88 62) 2713 7774

DBS Bank Tokyo Branch
508 Yurakucho Denki Building
7-1 Yurakucho 1-chome
Chiyoda-ku
Tokyo 100-0006
Japan
Tel: (813) 3213 4411
Fax: (813) 3213 4415

DBS Bank Yangon Representative Office
c/o #0502 Level 5 Sakura Tower
339 Bogyoke Aung San Street
Kyauktada Township
Yangon
Myanmar
Tel: (951) 255 407
Fax: (951) 255 406

DBS Bank (Hong Kong) Fuzhou Representative Office
Block A, 23/F, World Trade Plaza
71 Wusi Road
Fuzhou
The People's Republic of China
Postal Code 350001
Tel: (86 591) 754 4080 / 754 4081
Fax: (86 591) 754 4079

DBS Bank (Hong Kong) Macau Branch
Nos 5 a 7E da Rua de Santa Clara
Edif. Ribeiro, Loja C e D.
Macau
Tel: (853) 329 338
Fax: (853) 323 711

DBS Bank (Hong Kong) Shenzhen Branch
2/F Shen Fang Plaza
3005 Renminnan Road
Shenzhen
The People's Republic of China
Postal Code 518001
Tel: (86 755) 2515 6178
Fax: (86 755) 8228 2022

DBS Bank (Hong Kong) Tianjin Representative Office
Unit 1902, 19/F, The Exchange Tower
189 Nanjing Road, Tianjin
The People's Republic of China
Postal Code 300051
Tel: (86 22) 2339 3075 / 2339 3073
Fax: (86 22) 2339 3003

DBS Bank (Hong Kong) Limited
11th Floor, The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 2218 8822
Fax: (852) 2167 8222
100% owned by DBS Diamond Holdings Ltd, a wholly owned subsidiary of DBS Bank

DBS Asia Capital Limited
16/F, Man Yee Building
68 Des Voeux Road Central
Hong Kong
Tel: (852) 2918 0399
Fax: (852) 2868 0250
100% owned by DBS Bank

DBS Asset Management Ltd
8 Cross Street
#27-01 & 06
PWC Building
Singapore 068809
Tel: (65) 6878 7801
Fax: (65) 6534 5183
100% owned by DBS Bank

DBS Capital Investments Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6227 6811
100% owned by DBS Bank

DBS Nominees Pte Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6338 8936
100% owned by DBS Bank

DBS Thai Danu Bank Public Company Limited
393 Silom Road
Bangrak, Bangkok 10500
Thailand
Tel: (662) 230 5000
Fax: (662) 236 7939
51.72% owned by DBS Bank

DBS Trustee Ltd
180 Clemenceau Avenue
Haw Par Centre
#03-01/04
Singapore 239922
Tel: (65) 6878 8888
Fax: (65) 6338 0360
20% owned by DBS Bank
20% owned by DBS Vickers Securities Nominees (Singapore) Pte Ltd
20% owned by DBS Nominees Pte Ltd
20% owned by DBS Vickers Securities Holdings Pte Ltd
20% owned by DBS Group Holdings Ltd

DBS Vickers Securities (Singapore) Pte Ltd
Cross Street
PWC Building #02-01
Singapore 048424
Tel: (65) 6533 9688
100% owned by DBS Securities Holding Pte Ltd

DBS Vickers Securities (Singapore) Pte Ltd is the main operating entity in Singapore of the DBS Vickers Group, which has operations of varying scope and complexity in other jurisdictions including Hong Kong, Malaysia, Thailand and Indonesia.

PT Bank DBS Indonesia
Jl. M. H. Thamrin Kav.57
Jakarta 10350
Indonesia
Tel: (62 21) 390 3366; 390 3383
Fax: (62 21) 390 3383; 390 8222; 390 3488
99% owned by DBS Bank

Bank of the Philippine Islands
BPI Building
Ayala Avenue, corner Paseo de Roxas
Makati City
Metro Manila, The Philippines
Tel: (632) 845 5971/845 5977/845 5978
Fax: (632) 845 5980
20.8% owned by DBS Bank

Financial calendar

Payment date of 2002 Final Dividends on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	May 12, 2003
Payment date of 2003 Interim Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	August 28, 2003
Financial year-end	December 31, 2003
Announcement of half-year results 2003	August 1, 2003
Announcement of full-year results 2003	February 20, 2004
Annual General Meeting	April 30, 2004
Proposed payment date of 2003 Final Dividend on Ordinary Shares, Non-Voting Convertible Preference Shares and Non-Voting Redeemable Convertible Preference Shares	May 19, 2004
Announcement of half-year results 2004	July 2004
Announcement of full-year results 2004	February 2005

Informal Briefing on DBS' 2003 Results
Chief Financial Officer Jeanette Wong will take questions on the DBS 2003 Results and contents of the 2003 Annual Report (at 1:30pm) immediately preceding the formal commencement of the Annual General Meeting.

To: All Shareholders

NOTICE IS HEREBY GIVEN that the Fifth Annual General Meeting of the Shareholders of the Company will be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on Friday, April 30, 2004 at 2.00 pm to transact the following business:

1 To receive and consider the Directors' Report and Audited Accounts for the year ended December 31, 2003 and the Auditors' Report thereon.

2A To declare a Final Dividend of 16 cents per ordinary share, less income tax, for the year ended December 31, 2003. (2002: 16 cents per ordinary share less income tax).

2B To declare a Final Dividend of 16 cents per Non-Voting Convertible Preference Share, less income tax, for the year ended December 31, 2003. (2002: 16 cents per Non-Voting Convertible Preference Share less income tax).

2C To declare a Final Dividend of 16 cents per Non-Voting Redeemable Convertible Preference Share, less income tax, for the year ended December 31, 2003. (2002: 16 cents per Non-Voting Redeemable Convertible Preference Share less income tax).

3 To sanction the amount of $647,851 proposed as Directors' Fees for 2003. (2002: $487,384).

4 To appoint Messrs Ernst & Young as Auditors of the Company and to authorise the Directors to fix their remuneration.

*5A To re-elect the following Directors retiring under Article 95 of the Company's Articles of Association:

(a) Mr S Dhanabalan
(b) Mr Bernard Chen Tien Lap
(c) Mr Fock Siew Wah

*5B To re-elect the following Directors retiring under Article 101 of the Company's Articles of Association:

(a) Mr Kwa Chong Seng
(b) Mr N. R. Narayana Murthy
(c) Mr Frank Wong Kwong Shing

*5C To re-appoint Mr Thean Lip Ping, a director retiring pursuant to Section 153(2) of the Companies Act, Chapter 50, to hold office until the next Annual General Meeting of the Company.

6 As Special Business
To consider and, if thought fit, to pass the following Resolutions as ORDINARY RESOLUTIONS:

ORDINARY RESOLUTIONS

6A That the Board of Directors of the Company be and is hereby authorised to offer and grant options in accordance with the provisions of the DBSH Share Option Plan and to allot and issue from time to time such number of ordinary shares of $1.00 each in the capital of the Company ("DBSH Ordinary Shares") as may be required to be issued pursuant to the exercise of the options under the DBSH Share Option Plan PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Share Option Plan and DBSH Performance Share Plan shall not exceed 15 per cent of the issued share capital of the Company from time to time.

6B That the Board of Directors of the Company be and is hereby authorised to offer and grant awards in accordance with the provisions of the DBSH Performance Share Plan and to allot and issue from time to time such number of DBSH Ordinary Shares as may be required to be issued pursuant to the vesting of awards under the DBSH Performance Share Plan, PROVIDED ALWAYS THAT the aggregate number of new DBSH Ordinary Shares to be issued pursuant to the DBSH Performance Share Plan and DBSH Share Option Plan shall not exceed 15 per cent of the issued share capital of the Company from time to time.

6C That pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited ("SGX-ST"), authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution does not exceed fifty per cent. (50%) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company does not exceed twenty per cent. (20%) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the SGX-ST) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of The Board

Heng Lee Cheng
Group Secretary
DBS Group Holdings Ltd

April 7, 2004
Singapore

* Further information on Mr Dhanabalan, Mr Chen, Mr Fock, Mr Kwa, Mr Murthy, Mr Wong and Mr Thean can be found at page 139 onwards.

Notes:

An Ordinary shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and to vote in his stead. An ordinary shareholder of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

A proxy need not be a member of the Company.

The Instrument appointing a proxy must be deposited at the Company's Office at **6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809**, at least 48 hours before the time for holding the Meeting.

Proxy form

(Incorporated in the Republic of Singapore)

IMPORTANT:

1. For investors who have used their CPF monies to buy DBS Group Holdings Ltd shares, the annual report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. For holders of Non-Voting Convertible Preference Shares (NVCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
3. For holders of Non-Voting Redeemable Convertible Preference Shares (NVRCPS), the annual report is forwarded to them solely FOR INFORMATION ONLY.
4. This Proxy form is not valid for use by CPF Investors, NVCPS and NVRCPS holders and shall be ineffective for all intents and purposes if used or purported to be used by them.

I / We ____

of ____

being an Ordinary Shareholder(s) of DBS Group Holdings Ltd hereby appoint Mr/Mrs/Ms

Name	Address	NRIC/Passport number	Proportion of shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies, to vote for me/us and on my/our behalf at the Fifth Annual General Meeting of the Company, to be held on Friday, April 30, 2004 at 2.00 pm and at any adjournment thereof in the following manner:

RESOLUTIONS	FOR	AGAINST
Ordinary business 1 Adoption of Report and Accounts		
2A Declaration of Final Dividend on Ordinary Shares		
2B Declaration of Final Dividend on Non-Voting Convertible Preference Shares		
2C Declaration of Final Dividend on Non-Voting Redeemable Convertible Preference Shares		
3 Approval of proposed Directors' Fees of $647,851		
4 Appointment of Ernst & Young as Auditors		
5A Re-election of the following Directors retiring under Article 95: (a) Mr S Dhanabalan (b) Mr Bernard Chen Tien Lap (c) Mr Fock Siew Wah		
5B Re-election of the following Directors retiring under Article 101: (a) Mr Kwa Chong Seng (b) Mr N. R. Narayana Murthy (c) Mr Frank Wong Kwong Shing		
5C To re-appoint Mr Thean Lip Ping as a director, pursuant to Section 153(6) of the Companies Act, Cap 50, to hold office until the next Annual General Meeting of the Company		
Special Business 6A Approval to grant Options in accordance with the DBSH Share Option Plan 6B Approval to grant awards in accordance with the DBSH Performance Share Plan 6C Approval to issue Shares pursuant to Section 161 of the Companies Act, Cap 50		

If you wish to exercise all your votes For or Against, please tick with "✔" Alternatively, please indicate the number of votes For or Against each resolution.

If this form of proxy contains no indication as to how the proxy should vote in relation to each resolution, the proxy shall vote as the proxy deems fit.

As witness my/our hand(s) this ____________ day of __________ 2004.

No. of Ordinary Shares held	

____

Signature or Common Seal of Shareholder

Please cut Proxy Form here

DBS GROUP HOLDINGS LTD

Proxy form

IMPORTANT: PLEASE READ NOTES.

Notes:

1 Please insert the total number of Ordinary Shares held by you. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members.

2 A Member entitled to attend and vote at a Meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him.

3 Where a Member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 The Instrument appointing a proxy must be deposited at the office of the Company at 6 Shenton Way, DBS Building Tower One #39-02, Singapore 068809, not less than 48 hours before the time appointed for the Annual General Meeting.

5 The Instrument appointing the proxy or proxies must be under the hand of the appointer or of his attorney duly authorised in writing. Where the Instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6 A corporation which is a Member may, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore, authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting.

7 The Company shall be entitled to reject the Instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the Instrument appointing a proxy or proxies. In addition, in the case of members whose Ordinary Shares are entered against their names in the Depository Register, the Company may reject any Instrument appointing a proxy or proxies lodged if such Members are not shown to have Ordinary Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.

CHINA
HONG KONG
INDIA
INDONESIA
JAPAN
KOREA
MALAYSIA
MYANMAR
SINGAPORE
TAIWAN
THAILAND
THE PHILIPPINES
UNITED KINGDOM
UNITED STATES OF AMERICA

6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: (65) 6878 8888
Fax: (65) 6445 1267
Website: www.dbs.com
E-mail: dbs@dbs.com

CIRCULAR DATED APRIL 7, 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made or opinions expressed contained in this Circular.

If you have sold all your shares in the capital of DBS GROUP HOLDINGS LTD (the "Company"), you should hand this Circular, the Notice of Extraordinary General Meeting and the Proxy Form to the purchaser or to the stockbroker or to the bank or to the agent through whom you effected the sale for onward transmission to the purchaser.

DBS

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) the proposed alterations to the Articles of Association of the Company;

(2) the proposed share issue mandate; and

(3) the proposed renewal of the share purchase mandate.

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	April 28, 2004 at 2.30 p.m.
Date and time of Extraordinary General Meeting	:	April 30, 2004 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Fifth Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Auditorium, 3rd Storey DBS Building Tower One 6 Shenton Way Singapore 068809

This page has been intentionally left blank.

CONTENTS

In this Circular, the following definitions apply throughout except where the context otherwise *requires:*

"Articles"	:	The Articles of Association of the Company.
"Awards"	:	Awards in respect of Ordinary Shares granted under the DBSH Performance Share Plan.
"Banking Act"	:	The Banking Act, Chapter 19 of Singapore.
"CAR"	:	Capital Adequacy Ratio based on the Bank for International Settlements (BIS) guidelines.
"CDP"	:	The Central Depository (Pte) Limited.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"DBSH"**	:	DBS Group Holdings Ltd.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is set out on pages 30 to 32 of this Circular.
"EPS"	:	Earnings per Ordinary Share.
"Group"	:	DBSH and its subsidiaries.
"Income Tax Act"	:	The Income Tax Act, Chapter 134 of Singapore.
"Instruments"	:	Offers, agreements or options that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares.
"Latest Practicable Date"	:	March 22, 2004, being the latest practicable date prior to the printing of this Circular.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the date of this Circular.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"MAS"	:	The Monetary Authority of Singapore.
"NTAV"	:	Net tangible asset value.
"Ordinary Shares"	:	Ordinary shares of S$1.00 each in the capital of the Company.
"ROE"	:	Return on equity.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.

"Share Options" : Options to subscribe for new Ordinary Shares granted pursuant to share option schemes implemented by the Company.

"Shareholders" : Persons who are registered as holders of Ordinary Shares in the Register of Members of the Company and Depositors who have Ordinary Shares entered against their names in the Depository Register.

"Take-over Code" : The Singapore Code on Take-overs and Mergers.

"**S$**", "**$**" and "**cents**" : Singapore dollars and cents, respectively.

"%" or "**per cent.**" : Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the respective meanings ascribed to them in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders. Words importing persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any modification thereof and used in this Circular shall, where applicable, have the meaning assigned to it under the Companies Act or any modification thereof, as the case may be.

Any reference in this Circular to a time of day shall be a reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)

Directors:

Mr S Dhanabalan *(Chairman)*
Mr Jackson Tai
Mr Frank Wong Kwong Shing
Mr Bernard Chen Tien Lap
Mr Fock Siew Wah
Ms Gail D. Fosler
Mr Kwa Chong Seng
Mr Moses Lee Kim Poo
Mr Leung Chun Ying
Mr Narayana Murthy
Mr Peter Ong Boon Kwee
Mr John A. Ross
Mr Thean Lip Ping
Dr Yeo Ning Hong

Registered Office:

6 Shenton Way
DBS Building Tower One
Singapore 068809

April 7, 2004

To: The Shareholders of
DBS Group Holdings Ltd

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors of DBSH are convening the EGM to be held on April 30, 2004 to seek the approval of Shareholders for the following proposals:

(a) the proposed alterations to the Articles;

(b) the proposed share issue mandate; and

(c) the proposed renewal of the share purchase mandate.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

2. THE PROPOSED ALTERATIONS TO THE ARTICLES

2.1 **Listing Manual and Companies Act Amendments.** The Listing Manual has been amended in respect of various continuing listing requirements including the requirements in relation to the contents of articles of association of listed companies, certificates for shares (such as registration of transfers of physical scrip), and the issue of securities or additional securities (such as by way of a general share issue mandate). Changes have also been made to the Companies Act. The Company is therefore proposing, *inter alia*, to update the Articles generally to reflect the current requirements of the SGX-ST as well as changes to the Companies Act.

2.2 **Other Alterations.** The opportunity is also being taken to rationalise and update certain other provisions of the Articles.

2.3 **Articles Proposed for Alteration.** The following Articles are proposed for alteration:

2.3.1 ***Article 2***

Article 2 is proposed to be altered to update the definition of "market day" to take into account the current legal name of the SGX-ST.

2.3.2 ***Article 4***

It was a previous listing requirement that the articles of association of a listed company should contain a provision that no shares shall be issued to transfer a controlling interest in a company without the prior approval of its shareholders in general meeting. This was set out in paragraph (b) of Article 4.

The provision is no longer required to be inserted in the articles of association of a listed company. Accordingly, it is proposed that paragraph (b) of Article 4 be deleted. Notwithstanding that this provision is no longer required to be inserted in the Articles, it will still be necessary for the Company under Rule 803 of the Listing Manual to obtain the approval of its Shareholders to any issue of shares to transfer a controlling interest in the Company.

2.3.3 ***Article 9(B)***

Article 9(B) currently provides that the Company may by ordinary resolution give the Directors a general authority to issue shares, provided that the aggregate number of such shares does not exceed 50 per cent. of the issued share capital of the Company for the time being (the "**50% Limit**"), of which the aggregate number of shares to be issued other than on a *pro rata* basis to Shareholders does not exceed 20 per cent. of the issued share capital of the Company for the time being (the "**20% Sub-Limit**").

Article 9(B) is proposed to be altered in line with Listing Rule 806 which was amended by the SGX-ST with effect from January 3, 2003 and January 2, 2004 which permits Directors to seek a general authority to issue not only shares but also securities or other instruments which are convertible into shares, subject however to the same 50% Limit and 20% Sub-Limit.

The alterations proposed to Article 9(B) will extend the general authority which may be given to the Directors for the making or granting of Instruments that might or would require shares to be issued. This would include the creation and issue of (as well as adjustment to) warrants, debentures or other Instruments convertible into shares. Notwithstanding that such authority may have ceased to be in force, shares may be issued in pursuance of any Instrument made or granted while the authority was in force. The aggregate number of shares to be issued pursuant to such authority, including shares to be issued in pursuance of Instruments made or granted pursuant thereto, will continue to be subject to the 50% Limit and 20% Sub-Limit.

For the purpose of determining the aggregate number of shares that may be issued under the extended general authority, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the mandate is passed, after adjusting for:

(a) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the mandate is passed; and

(b) any subsequent consolidation or subdivision of shares.

In exercising the power conferred under the share issue mandate, the Company will comply with the provisions of the Listing Manual, unless such compliance has been waived by the SGX-ST.

Article 9(B) is further proposed to be altered such that all references to the Stock Exchange of Singapore Limited are updated to take into account the current legal name of the SGX-ST.

2.3.4 ***Article 11(A)***

Previously, the Companies Act only allowed a company, if expressly permitted by its articles, to purchase or otherwise acquire its issued ordinary shares. The Companies Act was amended on January 22, 2001 to allow a company to purchase or otherwise acquire ordinary shares, stocks and preference shares issued by it, if expressly permitted by its articles. Article 11(A) is therefore proposed to be altered to allow the Company to purchase or otherwise acquire shares (including, for example, preference shares) which it may issue from time to time subject to, and in accordance with, the Companies Act. If required under the Companies Act, such shares so acquired shall be cancelled, but in any other instance, the Company may deal with such shares as permitted by the Companies Act.

2.3.5 ***Article 19***

Article 19 is proposed to be altered to reflect the Listing Manual requirements relating to the time-line (which has been reduced from 15 Market Days to 10 Market Days) by which a share certificate has to be issued and ready for delivery following lodgement of a registrable transfer of physical scrip.

2.3.6 ***Article 88(B) and Article 91***

In accordance with the best practices of good corporate governance, the Articles of the Company provide that all Directors of the Company (including the Chief Executive Officer) are subject to re-nomination and re-election at regular intervals and at least once every three years.

Existing Article 88(B) provides, *inter alia*, that the appointment of any Director to the office of Chief Executive Officer shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company. Similarly, Article 91 provides that a Chief Executive Officer shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director from any cause he shall *ipso facto* cease to be a Chief Executive Officer. Article 88(B) and Article 91 are proposed to be altered so as to provide that a person who ceases to be a Director of the Company does not, *ipso facto*, cease to hold the position of Chief Executive Officer, unless the contract or resolution under which he holds office expressly states otherwise.

2.3.7 ***Article 109***

Currently, Article 109 allows a resolution in writing, signed by a majority of the Directors for the time being in Singapore and constituting a quorum, to be valid and effective as a resolution duly passed at a meeting of the Directors. To facilitate Directors approving circulating resolutions by any electronic means, it is proposed that Article 109 be altered so as to give effect to circulating resolutions signed by Directors when such signatures are communicated electronically in accordance with the procedures approved by the Directors, in addition to the traditional forms of writing and signatures.

2.3.8 ***Article 114***

Article 114 is proposed to be altered to be in line with the new Section 157A of the Companies Act. The new Section 157A was introduced pursuant to the Companies (Amendment) Act 2003, which came into effect on May 15, 2003. The new Section 157A makes it clear that the powers of management of a company reside with the directors of the company, except for those powers which the Companies Act or the memorandum or articles of association specify are to be exercised by the company in general meeting.

2.3.9 ***Article 123***

Article 123 currently empowers any Director, the Company Secretary or any other person appointed by the Directors to authenticate or certify any document affecting the constitution of the Company, resolutions passed by the Company, the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company.

It is proposed that Article 123 be altered to permit any such authentication or certification to be effected by electronic means in accordance with procedures approved by the Directors, in addition to the traditional forms of writing and signatures.

2.3.10 ***Article 138***

Section 201(1) of the Companies Act has been amended to require a company listed or quoted on a stock exchange in Singapore to lay before the company at its annual general meeting accounts of the company made up to a date not more than four months before the date of the meeting. It is proposed that Article 138, which currently provides for the interval between the close of a financial year of the Company and the issue of its accounts to be not more than six months, be altered to provide that the interval between the close of a financial year of the Company and the date of the Company's annual general meeting shall not exceed four months (or such other period as may be permitted by the Companies Act).

2.3.11 ***Article 148***

Article 148 relates to the obtaining of members' approval for the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company. The Listing Manual no longer requires a provision such as this to be included in the Articles. It is therefore proposed that Article 148 be deleted accordingly.

Notwithstanding the deletion of Article 148 from the Articles, where so required by the Companies Act, the Listing Manual or other applicable laws and regulations, the relevant authorisation or clearance (including members' approval) would have to be sought by the Company in respect of the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company.

2.3.12 ***Article 152***

Article 152 relates to the obtaining of the approval of any stock exchange on which the shares of the Company may be traded, for the alteration of the Articles. This provision is no longer required to be included in the Articles under the Listing Manual, and is therefore proposed to be deleted accordingly. Notwithstanding its deletion from the Articles, under current requirements of the Listing Manual, it will still be necessary for the Company to obtain the prior clearance of the SGX-ST for any alterations to its Articles.

2.4 **The Appendix.** The text of the Articles which are proposed to be altered and the relevant proposed alterations to such Articles are set out in the Appendix to this Circular. The proposed alterations to the Articles are subject to Shareholders' approval.

3. THE PROPOSED SHARE ISSUE MANDATE

3.1 **Share Issue Mandate.** Subject to Article 9(B) being altered as proposed in paragraph 2.3.3 above, the Company is seeking approval of Shareholders at the EGM for a mandate (the "**Share Issue Mandate**") to be given to the Directors to:

(a) issue shares whether by way of rights, bonus or otherwise; and/or

(b) make or grant Instruments that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures and other instruments convertible into shares,

and (notwithstanding that the authority so conferred may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the authority was in force.

The authority of the Company under the existing share issue mandate of the Company, which will be proposed for renewal at the forthcoming Fifth Annual General Meeting of the Company, is not as wide as currently permitted under the Listing Manual. Accordingly, the Directors are proposing that the Company adopts the Share Issue Mandate which reflects the current wider authority permitted under the Listing Manual. When approved by Shareholders at the EGM, the Share Issue Mandate will supersede the existing share issue mandate of the Company.

3.2 **Limit on Aggregate Number of Shares.** The aggregate number of shares to be issued pursuant to the Share Issue Mandate, including shares to be issued in pursuance of Instruments made or granted pursuant thereto, will be subject to the 50% Limit and the 20% Sub-Limit. The 50% Limit and the 20% Sub-Limit will be calculated based on the issued share capital of the Company at the time of the passing of the Share Issue Mandate, after adjusting for:

(a) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time of the passing of the Share Issue Mandate; and

(b) any subsequent consolidation or subdivision of shares.

The share options and share awards referred to in sub-paragraph (a) above are those granted by the Company pursuant to share plans governed by Part VIII of Chapter 8 of the Listing Manual.

In exercising the authority conferred under the Share Issue Mandate, the Company will comply with the provisions of the Listing Manual, unless such compliance has been waived by the SGX-ST.

3.3 **Duration of the Share Issue Mandate.** The Share Issue Mandate will take effect from the passing of the resolution approving the Share Issue Mandate at the EGM and will continue in force until the next annual general meeting of the Company unless prior thereto, issues of shares are made to the full extent permitted by the Share Issue Mandate or the Share Issue Mandate is revoked or varied by the Company in general meeting. The Share Issue Mandate, in the form proposed, is intended to be placed before Shareholders for renewal at each subsequent annual general meeting of the Company.

3.4 **Rationale and Purpose.** If approved, the Share Issue Mandate will widen the usual authority to issue shares (adopted by the Company at each annual general meeting) to enable the Company to make or grant Instruments during the validity period of the Share Issue Mandate, and to issue shares in pursuance of such Instruments, subject to the specified limits.

As the capital markets develop, there would be better opportunities for the Company to make or grant Instruments in a cost-efficient manner during opportune market windows. A general (as opposed to specific) approval for the Directors to make or grant Instruments will also enable the Company to act quickly and take advantage of market conditions. The expense and delay of otherwise having to convene general meetings of the Company to approve the making or granting of each specific Instrument would thus be avoided.

It is for the above reasons that the Directors believe that the Share Issue Mandate in the extended form, as proposed, would be in the best interests of the Company and its Shareholders.

4. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

4.1 **Introduction.** At an Extraordinary General Meeting ("**2003 EGM**") of DBSH held on April 21, 2003, Shareholders had approved the renewal of a mandate (the "**Share Purchase Mandate**") to permit DBSH to purchase or otherwise acquire its issued Ordinary Shares. The rationale for, the authority and limitations on, and the financial effects of, the Share Purchase Mandate were set out in DBSH's circular to Shareholders dated March 28, 2003 (the "**2003 Circular**").

The Share Purchase Mandate was expressed to take effect on the date of the passing of the ordinary resolution relating thereto at the 2003 EGM and to expire on the date of the forthcoming Fifth Annual General Meeting of DBSH convened to be held on April 30, 2004 or until it was varied or revoked by DBSH in general meeting (if so varied or revoked prior to the Fifth Annual General Meeting).

To date, no repurchases of Ordinary Shares have been effected under the Share Purchase Mandate.

4.2 **Rationale for the Share Purchase Mandate.** The rationale for DBSH to undertake the purchase or acquisition of its Ordinary Shares, as previously stated in the 2003 Circular, is as follows:

(a) In managing the business of the Company and its subsidiaries, management will strive to increase Shareholders' value by improving, *inter alia*, the ROE of DBSH. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which the ROE of DBSH may be enhanced.

(b) In line with international practice, the Share Purchase Mandate will provide the Company with greater flexibility in managing its capital and maximising returns to its Shareholders. To the extent that DBSH has capital and surplus funds which are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to Shareholders in an expedient, effective and cost-efficient manner. A share repurchase programme will also allow management to effectively manage and minimise the dilution impact (if any) associated with share option schemes and performance share plans.

(c) The Share Purchase Mandate will provide DBSH the flexibility to undertake share repurchases at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

The purchase or acquisition of Ordinary Shares will only be undertaken if it can benefit DBSH and Shareholders. Shareholders should note that purchases or acquisitions of Ordinary Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised. No purchase or acquisition of Ordinary Shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

4.3 **Authority and Limits of the Share Purchase Mandate.** The authority and limitations placed on purchases or acquisitions of Ordinary Shares by DBSH under the proposed Share Purchase Mandate, if renewed at the EGM, are substantially the same as were previously approved by Shareholders at the 2003 EGM and, for the benefit of Shareholders, are summarised below:

4.3.1 ***Maximum number of Ordinary Shares***

Only Ordinary Shares which are issued and fully paid-up may be purchased or acquired by DBSH. As previously approved by Shareholders at the 2003 EGM, the total number of Ordinary Shares which may be purchased or acquired by DBSH is limited to that number of Ordinary Shares representing not more than 10% of the issued Ordinary Shares of DBSH as at the date of the EGM at which the renewal of the Share Purchase Mandate is approved.

Purely for illustrative purposes, on the basis of 1,490,092,364 Ordinary Shares in issue as at March 22, 2004, being the Latest Practicable Date, and assuming that no further Ordinary Shares are issued pursuant to the exercise of exercisable Share Options or the vesting of Awards or the conversion of non-voting convertible preference shares of $1.00 each in the capital of the Company on or prior to the EGM, not more than 149,009,236 Ordinary Shares (representing 10% of the Ordinary Shares in issue as at that date) may be purchased or acquired by DBSH pursuant to the proposed Share Purchase Mandate.

4.3.2 ***Duration of authority***

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the proposed Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of DBSH is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

4.3.3 ***Manner of purchases or acquisitions of Ordinary Shares***

Purchases or acquisitions of Ordinary Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**"), transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system or on any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by DBSH for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**"), otherwise than on a securities exchange, in accordance with an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Ordinary Shares shall be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers are the same (except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Ordinary Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Ordinary Shares.

If DBSH wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rule 883(2), (3), (4) and (5) of the Listing Manual.

4.3.4 ***Purchase price***

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for an Ordinary Share will be determined by the Directors. The purchase price to be paid for the Ordinary Shares as determined by the Directors, in the case of a Market Purchase and an Off-Market Purchase pursuant to an equal access scheme, must not exceed 105% of the Average Closing Price of the Ordinary Shares, in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days, on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, such securities exchange on which the Ordinary Shares are listed or quoted were recorded, preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

4.4 **Status of purchased Ordinary Shares.** Under current law, the Ordinary Shares which are purchased or acquired by DBSH are deemed cancelled immediately on purchase, and all rights and privileges attached to that Ordinary Share shall expire on cancellation.

4.5 **Source of Funds.** DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. DBSH does not intend to obtain or incur any borrowings to finance its purchase or acquisition of the Ordinary Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital adequacy position of the Group would be materially adversely affected.

4.6 **Financial Effects.** The Company's total issued share capital will be diminished by the total nominal amount (or par value) of the Ordinary Shares purchased or acquired by the Company. The consideration paid by DBSH for the purchase or acquisition of Ordinary Shares (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by DBSH.

The financial effects on DBSH arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Ordinary Shares purchased or acquired and the consideration paid at the relevant time.

Based on the existing issued and paid-up ordinary share capital of DBSH as at the Latest Practicable Date, the purchase by DBSH of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 149,009,236 Ordinary Shares.

Assuming that DBSH purchases or acquires 149,009,236 Ordinary Shares at the Maximum Price, in the case of both Market Purchases and Off-Market Purchases, of $14.57 for one Ordinary Share (being the price equivalent to five per cent. above the average closing prices of the Ordinary Shares traded on the SGX-ST over the last five Market Days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately $2.17 billion.

Based on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended December 31, 2003, and having regard to (a) the amount of distributable reserves attributable to the Group of approximately $4.67 billion as at that date and (b) the Maximum Price at the Latest Practicable Date, in the case of both Market Purchases and Off-Market Purchases, of $14.57 for one Ordinary Share, DBSH has sufficient distributable reserves to purchase Ordinary Shares representing up to 10% of its issued Ordinary Shares as at the Latest Practicable Date. The amount of distributable reserves available in the year 2004 and year 2005 would, however, depend on the performance of the Group in 2004 and 2005. In any case, no purchase or acquisition of Ordinary Shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of the Group as a whole.

For illustrative purposes only, on the basis of the assumptions set out above as well as the following:

(a) DBSH had purchased 149,009,236 Ordinary Shares (representing 10% of the Ordinary Shares in issue as at the Latest Practicable Date) on January 1, 2003;

(b) the cash applied to pay the purchase consideration would otherwise have earned a return of 1.04% per annum in the inter-bank market;

(c) a Singapore corporate income tax rate of 22%;

(d) DBSH will not pay any dividends with respect to the Ordinary Shares which are repurchased; and

(e) DBSH has sufficient reserves to effect the transaction in sub-paragraph (a),

the financial effects on the consolidated financial statements of DBSH and its subsidiaries for the financial year ended December 31, 2003 would have been as follows:

	Per Consolidated Financial Statements	**After Share Purchase**
Total Shareholders' funds ($'000)	14,896,206	12,741,797
Number of issued and paid-up Ordinary Shares ('000)	1,469,966	1,320,956
Weighted average number of issued and paid-up Ordinary Shares ('000)	1,469,573	1,320,564
Net profit attributable to Shareholders after preference dividends ($'000)	1,005,149	987,533

	Per Consolidated Financial Statements	After Share Purchase
Financial Ratios		
NTAV per Ordinary Share ($)	4.73	3.63
EPS (GAAP Basis) ($)		
— Basic	0.68	0.75
— Fully Diluted[1]	0.66	0.72
EPS (Cash Basis)[2] ($)		
— Basic	0.98	1.07
— Fully Diluted[1]	0.94	1.02
ROE (GAAP Basis) (%)	7.04	8.12
ROE (Cash Basis)[2] (%)	9.99	11.59
CAR (%)		
— Tier 1	10.5	7.9
— Total	15.1	12.8

Notes:

(1) Adjusted to take into account the dilutive effect arising from the full conversion of DBSH non-voting preference shares and the exercise of all outstanding employee share options where the resultant Ordinary Shares would be issued at a price lower than fair value (average share price during the year).

(2) Ratios stated on a "Cash Basis" have been adjusted for goodwill amortisation.

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on historical 2003 numbers, and are not necessarily representative of future financial performance.

DBSH will take into account both financial and non-financial factors (for example, share market conditions and the performance of the Ordinary Shares) in assessing the relative impact of a share purchase before execution.

4.7 **Tax implications.** Under Section 10J of the Income Tax Act, a Singapore company which repurchases its own ordinary shares using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares are purchased. As a company may only repurchase its own ordinary shares using distributable profits under the Companies Act, DBSH will, in repurchasing its own Ordinary Shares, be deemed to have paid a dividend to its Shareholders from whom the Ordinary Shares are purchased.

Accordingly, for so long as DBSH is on the imputation system of corporate taxation, DBSH will have to provide for the franking of its share repurchases at the new corporate tax rate of 20% in the same way as if paying a franked dividend, with the cash amount paid by DBSH for such share repurchase being the net dividend. However, if DBSH has paid the amount out of exempt income or concessionarily taxed income so that the deemed dividend would be treated as an exempt dividend, franking of such share repurchases is not required. Franking is also not required if DBSH has moved to the one-tier corporate tax system.

The tax treatment of the receipt from a share repurchase in the hands of a selling Shareholder would depend on whether the sale is by way of a market purchase or an off-market purchase. A sale by a Shareholder of his Ordinary Shares through a normal ready market counter will be treated like any other sale made on the SGX-ST. Whether the proceeds from such a sale are taxable in the hands of the selling Shareholder will depend on whether such proceeds are receipts of an income or a capital nature. Proceeds received in an off-market purchase effected by way of an equal access scheme will be treated as a receipt of a dividend (either franked or exempt) in the hands of the selling Shareholder. Where the selling Shareholder is a trader in shares, no deduction of the cost of the Ordinary Shares sold will be allowed, but the cost base will be apportioned amongst the remaining Ordinary Shares.

DBSH is also able to repurchase its own Ordinary Shares through a special trading counter set up on the SGX-ST Central Limit Order Book (CLOB) trading system, besides the normal ready market counter. In the hands of a selling Shareholder, the amount received from the sale of an Ordinary Share through the special trading counter will be treated as a dividend, but only if certain conditions are satisfied, including the following:

(a) the Ordinary Shares sold through the special trading counter were not acquired by the selling Shareholder through any securities lending or repurchase arrangement;

(b) the selling Shareholder has beneficially owned the Ordinary Shares sold for a continuous period of 183 days ending immediately before the day of the sale through the special trading counter; and

(c) the selling Shareholder has furnished to DBSH a declaration relating to the ownership and other particulars of the Ordinary Shares sold in such form and manner as may be approved by the Comptroller of Income Tax.

In addition, where the proceeds derived from a sale of Ordinary Shares through a special trading counter constitute a franked dividend, the tax credits thereby obtained are limited in use in that they can neither be refundable nor carried forward to future years (that is, any credit in excess of the tax payable by the Shareholder is disregarded). In addition, where a selling Shareholder is a trader in shares, no deduction of the cost of the Ordinary Shares sold through the special trading counter will be allowed.

Subject to Shareholders' approval being obtained at the EGM for the renewal of the Share Purchase Mandate, the Company will consider whether to apply to the SGX-ST for a special trading counter for the purposes of conducting "market purchases" of its Ordinary Shares. The special trading counter would receive buy orders only from the Company and not from any other buyers.

Shareholders should note that the foregoing is only a general overview of the Singapore tax position and is not to be regarded as advice on the tax position of any Shareholder. Shareholders who are in doubt as to their respective tax positions or the tax implications of Ordinary Share purchases by DBSH, or who may be subject to tax whether in or outside Singapore, should consult their own professional advisers.

4.8 **Listing Rules.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (a) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include details of the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable.

While the Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, in line with the best practices guide on securities dealings issued by the SGX-ST, the Company would not purchase or acquire any Ordinary Shares through Market

Purchases during the period of one month immediately preceding the announcement of DBSH's full-year and half-year results and the period of two weeks before the announcement of the first quarter and third quarter results.

The Listing Manual require a listed company to ensure that at least 10% of any class of its listed securities must be held by public shareholders. As at the Latest Practicable Date, Temasek Holdings (Private) Limited ("**Temasek**"), a substantial shareholder of the Company, directly holds approximately 12.46% of the issued Ordinary Shares and Temasek's wholly-owned subsidiary, Maju Holdings (Private) Limited ("**Maju**") directly holds approximately 15.74% of the issued Ordinary Shares. Temasek is wholly-owned by Minister for Finance Incorporated. Temasek and Maju have a combined direct holding of approximately 28.20% of the issued Ordinary Shares. As at the Latest Practicable Date, approximately 71.80 % of the issued Ordinary Shares are held by public shareholders. Accordingly, DBSH is of the view that there is a sufficient number of the Ordinary Shares in issue held by public shareholders which would permit DBSH to undertake purchases or acquisitions of its Ordinary Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, and that the number of Ordinary Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or to affect orderly trading.

4.9 **Shareholding Limits.** The Articles currently provides that no person may, without first obtaining the approval of the MAS:

(a) hold a substantial shareholding in DBSH (as defined in Section 81(1) of the Companies Act); or

(b) whether acting alone or together with his associates, hold a controlling interest in DBSH. A person is regarded to hold a controlling interest in DBSH if that person singly or together with his associates, holds, or is in a position to control, 20% or more of the voting shares of DBSH; or

(c) whether acting alone or together with his associates, hold an interest in the voting shares of DBSH in excess of such other shareholding limits as the MAS may from time to time prescribe.

"Associate" is defined in Article 40C(A) to mean, in relation to a person:

(i) the person's spouse or parent or remoter lineal ancestor, son, daughter or remoter issue, brother or sister of the person;

(ii) any partner of the person;

(iii) any corporation of which the person is an officer;

(iv) (where the person is a corporation), any officer of the corporation;

(v) any employee or employer of the person;

(vi) any officer of any corporation of which the person is an officer;

(vii) any employee of a natural person of whom the person is an employee;

(viii) any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;

(ix) any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;

(x) any corporation in which the person who is in a position to control not less than 20% of the voting power in the corporation; and

(xi) (where the person is a corporation) a person who is in a position to control not less than 20% of the voting power in the corporation,

and/or such other person as may be prescribed by the MAS.

The limits described above are hereinafter referred to as the "**Prescribed Limits**".

As the Company's issued ordinary share capital will be diminished by the total nominal amount of Ordinary Shares purchased or acquired by the Company, the shareholding percentage of a holder of Ordinary Shares (whose Ordinary Shares were not the subject of a share purchase or acquisition by the Company) in the issued capital of the Company immediately following any purchase or acquisition of Ordinary Shares will increase correspondingly.

DBSH wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF ORDINARY SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE ORDINARY SHARES OF ANY PERSON TO REACH OR EXCEED THE PRESCRIBED LIMITS (IN PARTICULAR, A PERSON WHOSE INTEREST IN ORDINARY SHARES IS CURRENTLY CLOSE TO ANY PRESCRIBED LIMIT).

Shareholders whose current shareholdings is close to a Prescribed Limit and whose percentage shareholding may exceed a Prescribed Limit by reason of any purchase or acquisition of Ordinary Shares by DBSH **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Ordinary Shares representing the number of Ordinary Shares which they may hold in excess of such limit, as a consequence of a share purchase or acquisition by DBSH.

4.10 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by DBSH of its Ordinary Shares are set out below:

4.10.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by DBSH of its Ordinary Shares, a Shareholder's proportionate interest in the voting capital of DBSH increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert obtains or consolidates effective control of DBSH, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for DBSH under Rule 14 of the Take-over Code.

4.10.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the following persons will be presumed to be acting in concert:

(a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and

(b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which Shareholders of DBSH (including Directors of DBSH) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of Ordinary Shares by DBSH are set out in Appendix 2 of the Take-over Code.

4.10.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, Directors of DBSH and persons acting in concert with them will incur an obligation to make a take-over offer for DBSH under Rule 14 if, as a result of DBSH purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of DBSH's voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2, a Shareholder not acting in concert with the Directors of the Company will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Shareholder in the Company would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of Resolution 3 authorising the Share Purchase Mandate.

4.10.4 ***Rulings applicable to DBSH***

(a) Background

As at the Latest Practicable Date, Temasek directly holds approximately 12.46% of the issued Ordinary Shares and Maju directly holds approximately 15.74% of the issued Ordinary Shares. Temasek and Maju (being Temasek's wholly-owned subsidiary) would be considered as parties acting in concert with each other in respect of their combined direct holdings of approximately 28.20% of the issued Ordinary Shares.

Mr S Dhanabalan, Mr Fock Siew Wah and Mr Kwa Chong Seng (together, the "**Common Directors**") are also directors of Temasek. Mr S Dhanabalan is Temasek's nominee to the Board of Directors of DBSH. However, Mr Fock Siew Wah and Mr Kwa Chong Seng are not regarded by Temasek as its nominees on the Board of Directors of DBSH. Under the draft Banking (Corporate Governance) Regulations 2003 which were circulated under "Section 3: Regulations on Corporate Governance" of the consultation paper titled "Corporate Governance" issued by the MAS on February 24, 2003, Mr Fock Siew Wah and Mr Kwa Chong Seng are not considered independent members of the Board of Directors of DBSH as they are also non-executive directors of Temasek, a substantial Shareholder of DBSH. Although the Regulations have not yet come into force, the Company has decided to treat Mr Fock and Mr Kwa as not independent.

None of the other Directors of DBSH are nominees of Temasek or any parties acting in concert with it.

As at the Latest Practicable Date, Temasek has a deemed interest in approximately 0.18% of the issued Ordinary Shares which are held as portfolio investments by companies in the Temasek group other than Maju (the "**Temasek Companies**").

(b) Common Directors

Under the Take-over Code, the Common Directors would be deemed to be acting in concert with Temasek.

By a letter dated March 8, 2002, the Securities Industry Council (the "**Council**") ruled, *inter alia*, that Mr S Dhanabalan is not a concert party of Temasek and that the present and future holdings of Ordinary Shares of Mr S Dhanabalan and his associates will not be aggregated or consolidated with the shareholdings in DBSH of Temasek and its concert parties for the purpose of determining whether a take-over obligation would arise under the Take-over Code, including Appendix 2. The Council has confirmed that this ruling remains in effect for the duration and purpose of the proposed renewal of the Share Purchase Mandate. However, the Council's ruling that Mr S Dhanabalan is not a party acting in concert with Temasek will be invalidated should subsequent evidence show that Mr S Dhanabalan acts or has been acting in concert with Temasek and/or Maju in relation to his Ordinary Shares.

In addition, the Council has, by a letter dated March 17, 2004, ruled that Mr Fock Siew Wah and Mr Kwa Chong Seng are not concert parties of Temasek and that their present and future holdings of Ordinary Shares (and those of their associates) will not be aggregated or consolidated with the shareholdings in DBSH of Temasek and its concert parties for the purpose of determining whether a take-over obligation would arise under the Take-over Code, including Appendix 2. The Council's ruling that Mr Fock Siew Wah and Mr Kwa Chong Seng are not parties acting in concert with Temasek will be invalidated should subsequent evidence show that Mr Fock Siew Wah or Mr Kwa Chong Seng act or have been acting in concert with Temasek and/or Maju in relation to their Ordinary Shares.

The Council has, by a letter dated March 17, 2004, ruled that none of the other Directors are presumed to be acting in concert with Temasek in relation to their holdings of Ordinary Shares.

(c) Temasek Companies

The Council has also ruled, by a letter dated March 17, 2004, that the Temasek Companies holding Ordinary Shares are not acting in concert with Temasek in relation to their holdings of Ordinary Shares. The Council's ruling that these Temasek Companies are not acting in concert with Temasek will be invalidated should subsequent evidence show that such Temasek Companies act or have been acting in concert with Temasek and/or Maju in relation to their Ordinary Shares.

(d) Temasek and Maju

In the event that DBSH should, pursuant to the Share Purchase Mandate, purchase or acquire up to 10% of its issued Ordinary Shares, the combined holding of Temasek and Maju in the issued Ordinary Shares could increase from approximately 28.20% to approximately 31.33%. Under the Take-over Code, Temasek would incur a mandatory take-over obligation for the issued Ordinary Shares.

The Council has ruled, by a letter dated March 17, 2004, that Temasek, Maju and parties acting in concert with them will not be required to make a general offer for DBSH following an increase in the combined shareholding of Temasek, Maju and parties acting in concert with them as a result of DBSH acquiring its own Ordinary Shares under the Share Purchase Mandate, subject to the following conditions:

(i) the circular on the resolution to authorise the Share Purchase Mandate contains advice to the effect that by voting for the Share Purchase Mandate, Shareholders are waiving their rights to a general offer at the required price from Temasek, Maju and their concert parties; and the names and voting rights at the time of shareholders' meeting and after the buy-back are disclosed in the same circular;

(ii) the resolution to authorise the Share Purchase Mandate is approved by a majority of those Shareholders present and voting at the meeting on a poll who could not become obliged to make an offer as a result of the buy-back;

(iii) Temasek, Maju and their concert parties and the Temasek Companies holding Ordinary Shares abstain from voting for the resolution to authorise the Share Purchase Mandate, and the Common Directors do not recommend Shareholders to vote in favour of the resolution to authorise the Share Purchase Mandate; and

(iv) Temasek, Maju and their concert parties have not acquired and will not acquire any Ordinary Shares between the date on which they know that the announcement of the buy-back is imminent and the earlier of:

(1) the date the authority of the Share Purchase Mandate expires; and

(2) the date DBSH announces it has bought back such number of Ordinary Shares as authorised by the Share Purchase Mandate or it has decided to cease buying back its Ordinary Shares, as the case may be,

if such acquisitions, taken together with the buy-back, would cause their aggregate voting rights in DBSH to increase to 30% or more.

If DBSH ceases to buy back its Ordinary Shares and the aggregate voting rights of Temasek, Maju and their concert parties at such time are less than 30%, Temasek, Maju and their concert parties will incur a general offer obligation for DBSH if they acquire additional voting rights (other than as a result of DBSH's share buy-back) that cause them to hold 30% or more of the voting rights of DBSH.

4.10.5 ***Advice to Shareholders***

Shareholders are advised that by voting in favour of Resolution 3 relating to the Share Purchase Mandate, they will be waiving their rights to a take-over offer at the required price from Temasek, Maju and parties acting in concert with them who, as a result of the purchase or acquisition of Ordinary Shares by DBSH pursuant to the Share Purchase Mandate, would increase their collective interest in the Ordinary Shares to 30% or more.

4.10.6 ***Voting rights of Temasek and Maju before and after share purchase***

Based on the direct holdings of Ordinary Shares of Temasek and Maju (together, the "**Concert Parties**") as at the Latest Practicable Date, and assuming that:

(a) there is no change in their direct holdings of Ordinary Shares between the Latest Practicable Date and the date of the EGM;

(b) no new Ordinary Shares are issued to the Concert Parties or any of them by DBSH following approval being received from Shareholders at the EGM for the renewal of the Share Purchase Mandate; and

(c) the Concert Parties do not sell or otherwise dispose of their holdings of Ordinary Shares,

the respective holdings of Ordinary Shares of the Concert Parties as at the date of the EGM and after the purchase by DBSH of 10% of the issued Ordinary Shares pursuant to the Share Purchase Mandate are as follows:

	Before Share Purchase (as at date of EGM)		After Share Purchase	
	No. of Ordinary Shares	% of total issued Ordinary Shares	No. of Ordinary Shares	% of total issued Ordinary Shares
Temasek	185,673,795	12.46	185,673,795	13.85
Maju	234,497,040	15.74	234,497,040	17.49

Shareholders are advised to consult their professional advisers and/or the Council at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any share purchases by the Company.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

5.1 **Interest of Directors.** The interests of the Directors in the Ordinary Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

	Direct Interest		Deemed Interest		Total Interest	
	No. of Ordinary Shares	%	No. of Ordinary Shares	%	No. of Ordinary Shares	%
Directors						
S Dhanabalan	38,000	0.00255	31,534	0.00212	69,534	0.00467
Jackson Tai	90,800	0.00609	—	—	90,800	0.00609
Frank Wong Kwong Shing	187,850	0.01260	—	—	187,850	0.01260
Bernard Chen Tien Lap	19,000	0.00128	—	—	19,000	0.00128
Fock Siew Wah	50,000	0.00336	—	—	50,000	0.00336
Gail D. Fosler	3,400	0.00022	—	—	3,400	0.00022
Kwa Chong Seng	42,129	0.00283	—	—	42,129	0.00283
Moses Lee Kim Poo	—	—	—	—	—	—
Narayana Murthy	—	—	—	—	—	—
Leung Chun Ying	—	—	—	—	—	—
Peter Ong Boon Kwee	—	—	—	—	—	—
John A. Ross	5,000	0.00033	—	—	5,000	0.00033
Thean Lip Ping	6,448	0.00043	15,004	0.00100	21,452	0.00143
Yeo Ning Hong	10,000	0.00067	—	—	10,000	0.00067

The interests of the Directors in Ordinary Shares comprised in outstanding Share Options and Awards as at the Latest Practicable Date are as follows:

Directors	No. of Ordinary Shares comprised in outstanding Share Options	No. of Ordinary Shares comprised in outstanding Awards
Jackson Tai	386,675	45,820
Frank Wong Kwong Shing	394,550	45,820

5.2 **Interest of Substantial Shareholders.** The interests of the substantial Shareholders in the Ordinary Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

	Direct Interest		Deemed Interest		Total Interest	
Substantial Shareholders	No. of Ordinary Shares	%	No. of Ordinary Shares	%	No.. of Ordinary Shares	%
Temasek	185,673,795	12.46	234,497,040	15.74	420,170,835	28.20
Maju	234,497,040	15.74	—	—	234,497,040	15.74

6. DIRECTORS' RECOMMENDATIONS

6.1 **Proposed Alterations to Articles.** The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Special Resolution relating to the proposed alterations to the Articles.

6.2 **Proposed Share Issue Mandate.** The Directors are of the opinion that the proposed Share Issue Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed Share Issue Mandate.

6.3 **Proposed Renewal of Share Purchase Mandate.** The Directors (other than the Common Directors) are of the opinion that the renewal of the Share Purchase Mandate is in the best interests of the Company. They accordingly recommend that Shareholders vote in favour of Resolution 3, being the Ordinary Resolution relating to the renewal of the Share Purchase Mandate.

The Common Directors, being Mr S Dhanabalan, Mr Fock Siew Wah and Mr Kwa Chong Seng, have abstained from making any recommendation for Shareholders to vote in favour of the Resolution 3, being the Ordinary Resolution relating to the renewal of the Share Purchase Mandate and will abstain from voting in respect of their holdings of Ordinary Shares on Resolution 3. The Common Directors will also not accept any appointment as proxies or otherwise for voting on Resolution 3 unless specific instructions have been given in the proxy form(s) on how the votes are to be cast.

The following parties will abstain from voting in respect of their holdings of Ordinary Shares on Resolution 3:

(a) Temasek, Maju and their concert parties; and

(b) the Temasek Companies holding Ordinary Shares.

7. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 30 to 32 of this Circular, is being convened to be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on April 30, 2004 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Fifth Annual General Meeting of DBSH to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Special and Ordinary Resolutions set out in the Notice of the EGM.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

8.1 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of DBSH not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so.

8.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

9. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

10. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of DBSH at 6 Shenton Way, DBS Building Tower One, Singapore 068809 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Memorandum and Articles of Association of DBSH;

(b) the consolidated accounts of the Company and its subsidiaries for the financial year ended December 31, 2003; and

(c) the 2003 Circular.

Yours faithfully
for and on behalf of
the Board of Directors of
DBS GROUP HOLDINGS LTD

S DHANABALAN
CHAIRMAN

THE PROPOSED ALTERATIONS TO THE ARTICLES

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text to the Articles proposed to be altered has also been reproduced.

Existing Article 2

2. *In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.*

....

"market day"	*A day on which the Stock Exchange of Singapore Limited is open for trading in securities.*

....

Proposed alterations to Existing Article 2

By deleting the words "Stock Exchange of Singapore Limited" appearing in the definition of "market day" in Article 2 and substituting therefor the words "Singapore Exchange Securities Trading Limited".

Existing Article 4

4 *Subject to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 9 and to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares or grant options over shares or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors; Provided always that:*

(a) except with the prior approval of the Monetary Authority of Singapore or except as permitted in Article 3(C), no shares shall be issued to a person if, in the opinion of the Directors, such issue would result in a person or, as the case may be, in a person together with his associates, having an interest, directly or indirectly, in the voting shares in the Company for the time being which reaches or exceeds any of the Prescribed Limits (as defined in Article 3(B));

(b) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting;

(c) no shares shall be issued at a discount except in accordance with the Statutes;

(d) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 9(A) with such adaptations as are necessary shall apply; and

(e) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 9(B), shall be subject to the approval of the Company in General Meeting.

Proposed Alterations to Existing Article 4

By deleting Article 4 in its entirety and substituting therefor the following:

4 Subject to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 9 and to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares or grant options over shares or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors; Provided always that:

(a) except with the prior approval of the Monetary Authority of Singapore or except as permitted in Article 3(C), no shares shall be issued to a person if, in the opinion of the Directors, such issue would result in a person or, as the case may be, in a person together with his associates, having an interest, directly or indirectly, in the voting shares in the Company for the time being which reaches or exceeds any of the Prescribed Limits (as defined in Article 3(B));

(b) no shares shall be issued at a discount except in accordance with the Statutes;

(c) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 9(A) with such adaptations as are necessary shall apply; and

(d) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 9(B), shall be subject to the approval of the Company in General Meeting.

Existing Article 9(B)

9.(B) *Notwithstanding Article 9(A) above, the Company may, by Ordinary Resolution in General Meeting, give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where:*

(a) the aggregate number of shares to be issued pursuant to such authority does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange of Singapore Limited) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange of Singapore Limited) of the issued share capital of the Company for the time being; and

(b) unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

Proposed Alterations to Existing Article 9(B)

By deleting Article 9(B) in its entirety and substituting therefor the following:

9.(B) Notwithstanding Article 9(A) above, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:

(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Monetary Authority of Singapore) and these presents; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

Existing Article 11(A)

11.(A) *The Company may, subject to and in accordance with the Statutes, purchase or otherwise acquire ordinary shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. Any share that is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire.*

Proposed Alterations to Existing Article 11(A)

By deleting Article 11(A) in its entirety and substituting therefor the following:

11.(A) The Company may, subject to and in accordance with the Statutes, purchase or otherwise acquire issued shares in the capital of the Company on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share that is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

Existing Article 19

19. *Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten market days of the closing date of any application for shares (or such other period as may be approved by any stock exchange upon which the shares of the Company may be listed) or within 15 market days after the date of lodgement of a registerable transfer (or such other period as may be approved by any stock exchange upon which the shares of the Company may be listed) one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed by any stock exchange upon which the shares in the Company may be listed.*

Proposed Alterations to Existing Article 19

By deleting Article 19 in its entirety and substituting therefor the following:

19. Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within ten market days (or such other period as may be approved by any stock exchange upon which the shares in the Company may be listed) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares shall be issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their

absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine, having regard to any limitation thereof as may be prescribed by any stock exchange upon which the shares in the Company may be listed.

Existing Article 88(B)

88.(B) *The appointment of any Director to the office of Chairman or Vice Chairman or a Chief Executive Officer shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.*

Proposed Alterations to Existing Article 88(B)

By deleting Article 88(B) in its entirety and substituting therefor the following:

88(B) The appointment of any Director to the office of Chairman or Vice Chairman shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Existing Article 91

91. *A Chief Executive Officer shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director from any cause he shall ipso facto and immediately cease to be a Chief Executive Officer.*

Proposed Alterations to Existing Article 91

By deleting Article 91 in its entirety and substituting therefor the following:

91. A Chief Executive Officer who is also a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.

Existing Article 109

109. *A resolution in writing signed by a majority of the Directors for the time being in Singapore and constituting a quorum shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by telefax, telex, cable or telegram by any such Director.*

Proposed Alterations to Existing Article 109

By deleting Article 109 in its entirety and substituting therefor the following:

109. A resolution in writing signed by a majority of the Directors for the time being in Singapore and constituting a quorum shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by any such Director by telefax, telex, cable or telegram or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Existing Article 114

114. *The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents, to the provisions of the Statutes and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made; Provided that the Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.*

Proposed Alterations to Existing Article 114

By deleting Article 114 in its entirety and substituting therefor the following:

114. The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents and to the provisions of the Statutes. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

Existing Article 123

123. *Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.*

Proposed Alterations to Existing Article 123

By deleting Article 123 in its entirety and substituting therefor the following:

123. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate

record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to this Article may be made by any electronic means approved by the Directors from time to time for such purpose incorporating, if the Directors deem necessary, the use of security procedures or devices approved by the Directors.

Existing Article 138

138. *In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed six months.*

Proposed Alterations to Existing Article 138

By deleting Article 138 in its entirety and substituting therefor the following:

138. In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the date of the Company's annual general meeting shall not exceed four months (or such other period as may be permitted by the Act).

Existing Article 148

148. *On a voluntary winding up of the Company, no commission or fee shall be paid to a Liquidator without the prior approval of the members in General Meeting. The amount of such commission or fee shall be notified to all members not less than seven days prior to the General Meeting at which it is to be considered.*

Proposed Alterations to Existing Article 148

By deleting Article 148 in its entirety.

Existing Article 152

152. *Where these presents have been approved by any stock exchange on which the shares of the Company may be listed, no provisions of these presents shall be deleted, amended or added without the prior written approval of such stock exchange which had previously approved these presents.*

Proposed Alterations to Existing Article 152

By deleting Article 152 in its entirety.

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of DBS Group Holdings Ltd ("**DBSH**" or the "**Company**") will be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on April 30, 2004 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Fifth Annual General Meeting of DBSH to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, approving, with or without amendment, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolutions 2 and 3 will be proposed as Ordinary Resolutions:

Resolution 1: Special Resolution
The Proposed Alterations to the Articles of Association

THAT Articles 2, 4, 9(B), 11(A), 19, 88(B), 91, 109, 114, 123, 138, 148 and 152 of the Articles of Association of the Company be and are hereby altered in the manner and to the extent as set out in the Appendix to the Circular to Shareholders dated April 7, 2004 (the "**Circular**").

Resolution 2: Ordinary Resolution
The Proposed Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

Resolution 3: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of DBSH of all the powers of DBSH to purchase or otherwise acquire issued ordinary shares of $1.00 each fully paid in the capital of DBSH ("**Ordinary Shares**") not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") transacted through the Central Limit Order Book trading system and/or any other securities exchange on which the Ordinary Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by DBSH in general meeting, the authority conferred on the Directors of DBSH pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of DBSH is held; and

(ii) the date by which the next Annual General Meeting of DBSH is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the closing market prices of an Ordinary Share over the last five market days on which transactions in the Ordinary Shares on the SGX-ST or, as the case may be, Other Exchange were recorded, preceding the date of the market purchase by DBSH or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from Shareholders, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the basis set out below) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Percentage**" means that number of issued Ordinary Shares representing 10% of the issued ordinary share capital of DBSH as at the date of the passing of this Resolution; and

"**Maximum Price**" in relation to an Ordinary Share to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an off-market purchase of an Ordinary Share, 105% of the Average Closing Price of the Ordinary Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

BY ORDER OF THE BOARD

Heng Lee Cheng (Ms)
Group Secretary
Singapore
April 7, 2004

Notes:

1. A member of DBSH entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of DBSH.
2. The instrument appointing the proxy must be deposited at the Company's registered office not less than 48 hours before the time set for holding the Meeting.
3. DBSH intends to use its internal sources of funds to finance its purchase or acquisition of the Ordinary Shares. The amount of financing required for DBSH to purchase or acquire its Ordinary Shares, and the impact on DBSH's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares were purchased or acquired.

   Based on the existing issued and paid-up ordinary share capital of DBSH as at March 22, 2004 (the "**Latest Practicable Date**"), the purchase by DBSH of 10% of its issued Ordinary Shares will result in the purchase or acquisition of 149,009,236 Ordinary Shares.

   Assuming that DBSH purchases or acquires 149,009,236 Ordinary Shares at the Maximum Price, in the case of both market and off-market purchases, of $14.57 for one Ordinary Share (being the price equivalent to 5% above the average closing price of the Ordinary Shares traded on the SGX-ST over the last five market days on which transactions were recorded preceding the Latest Practicable Date), the maximum amount of funds required is approximately $2.17 billion.

   The financial effects of the purchase or acquisition of such Ordinary Shares by DBSH pursuant to the proposed Share Purchase Mandate on the financial statements of DBSH and its subsidiaries for the financial year ended December 31, 2003 based on these and other assumptions are set out in paragraph 4.6 of the Circular.

DBS

DBS GROUP HOLDINGS LTD

(Incorporated in the Republic of Singapore)

IMPORTANT

If you have purchased Ordinary Shares using your CPF funds, or hold non-voting convertible preference shares in the capital of the Company, this Circular is forwarded to you for your information only and this Proxy Form is not valid for use by you.

PROXY FORM

I/We ____

of ____

being a member/members of DBSH, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of DBSH to be held in the Auditorium, 3rd Storey, DBS Building Tower One, 6 Shenton Way, Singapore 068809 on April 30, 2004 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Fifth Annual General Meeting of DBSH to be held at 2.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the space provided whether you wish your vote(s) to be cast for or against the resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies may vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1: Special Resolution *To approve the proposed alterations to the Articles of Association.*		
Resolution 2: Ordinary Resolution To approve the proposed Share Issue Mandate.		
Resolution 3: Ordinary Resolution To approve the renewal of the Share Purchase Mandate.		

Dated this ______ day of ______________ 2004

Total Number of Ordinary Shares held

____

Signature(s) of Member(s) or Common Seal

IMPORTANT
Please read Notes on the reverse.

NOTES:-

1. Please insert the total number of Ordinary Shares held by you. If you have Ordinary Shares entered against your name in the Depository Register (as defined in section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Shareholders, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Ordinary Shares held by you.

2. A member of DBSH entitled to attend and vote at a meeting of DBSH is entitled to appoint one or two proxies to attend and vote on his behalf. Such proxy need not be a member of DBSH.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of DBSH at 6 Shenton Way, DBS Building Tower One, Singapore 068809 not less than 48 hours before the time set for holding the extraordinary general meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of a director or an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the extraordinary general meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

7. DBSH shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of a member whose Ordinary Shares are entered in the Depository Register, DBSH may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the extraordinary general meeting, as certified by The Central Depository (Pte) Limited to DBSH.